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08003287

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Uranium Participation Corp.

*CURRENT ADDRESS

PROCESSED
JUN 18 2008
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35023 FISCAL YEAR 2-29-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 6/17/08

082-35023

Uranium Participation Corporation

ARLS
2-29-08

2008 ANNUAL REPORT

2008 Annual Report

Uranium Participation Corporation

www.uraniumparticipation.com

To Our Shareholders,

Fiscal 2008 has been a year of growth in our uranium holdings and volatility in the spot price of uranium.

The Company increased its uranium investment portfolio during the year by acquiring 275,000 pounds U_3O_8 at an average price of US$130.00 per pound and 467,230 KgU as UF_6 at an average price of US$228.20. At February 29, 2008, the Company holds 4,475,000 pounds of U_3O_8 at an average cost of $43.39 per pound and 1,417,230 KgU as UF_6 at an average cost of $181.18 per KgU. The market value of all uranium is $597,796,000 with a cost of $450,946,000. Uranium spot prices began the year at US$85.00 per pound U_3O_8 and US$233.00 per KgU of UF_6 and closed the year down to US$73.00 per pound U_3O_8 and US$200.00 per KgU as UF_6. During the year, the spot prices showed much volatility and peaked at US$136.00 per pound U_3O_8 and US$360.00 per KgU as UF_6 in June 2007. Throughout this period, the long-term price as quoted by Ux Consulting, LLP has remained steady at $95.00 per pound U_3O_8.

Despite the recent spot price volatility, we continue to believe that the long-term outlook for uranium prices is positive. We believe that the spot price for uranium is at or near the bottom of the current price cycle, although this is getting much tougher to predict because of the recent involvement of hedge funds and the changing role of one of the large trading companies. Uranium is used primarily for nuclear power production. The low operating cost for nuclear power generation and the increasing concern for the environment and climate change are driving a nuclear renaissance. The world's operating nuclear power reactors require approximately 180 million pounds of U_3O_8 per year. As nuclear power capacity increases, uranium fuel requirements also increase and is estimated to rise 2% to 3% each year through 2020. 2007 annual mine production is estimated to be 107 million pounds U_3O_8. Secondary sources of supply, which include inventories held by producers and utilities, government inventories, uranium recycled from government stockpiles and uranium recycled from nuclear weapons, make up the difference between current demand and supply. These secondary supply sources are finite. Based upon recent assessments of future secondary uranium supply, the uranium industry's current mine production and expected nuclear generating capacity, there is a growing requirement for increased uranium production to meet the forecast needs of reactors world-wide. The tight market conditions are expected to result in strong uranium prices for the foreseeable future.

The net asset value of the Company as determined using the Ux Consulting, LLP quoted spot price of uranium was $582.5 million at February 29, 2008 up from $579.4 million at February 28, 2007. However, basic net asset value per share decreased by $2.99 to $8.96 from $11.95 at February 28, 2007 which reflected the decrease in the value of our uranium assets based upon the quoted spot price at the end of the year. Revenue from investment lending was $7.0 million from the loan of 500,000 KgU as UF_6 entered into in fiscal 2007.

Expenses from the year totaled $9.4 million of which $2.2 million was transaction costs from the purchase of additional uranium and $3.4 million was foreign exchange losses. The Company also recorded a future tax recovery of $55.7 million related to the decrease in net assets for the year.

Despite the volatile uranium price, market acceptance of Uranium Participation Corporation has remained strong. In April 2007, the Company issued 6.5 million shares at $14.60 per share raising gross proceeds of $94.9 million. In October 2007, the Company issued 5.1 million shares at $11.20 raising gross proceeds of $57.5 million. Subsequent to year end, in March 2008, the Company issued 7.3 million shares at $10.20 raising gross proceeds of $74.8 million.

Your company will continue to provide a vehicle for equity investment in uranium. The spot price for uranium will continue to have some volatility in the near future but the market dynamics dictate a narrowing of the gap between the spot price and the long term price. We would expect the spot price to increase fairly significantly by this time next year.

E. Peter Farmer
President

April 25, 2008

Uranium Participation Corporation
Annual Management Report of Fund Performance
February 29, 2008

DISCLOSURE

This Annual Management Report of Fund Performance contains financial highlights but does not contain the complete Audited Annual Financial Statements of Uranium Participation Corporation ("Uranium Corp" or "Corporation"). You can get a copy of the Audited Annual Financial Statements at your request, and at no cost, by calling 416-979-1991, by writing to us at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2, or by visiting our website at www.uraniumparticipation.com or SEDAR at www.sedar.com. You may also contact us to obtain a copy of Uranium Corp's quarterly portfolio disclosure.

Uranium Corp holds physical commodities and not equity security investments. As a result, Uranium Corp does not have an investment proxy voting disclosure record, nor does it have proxy voting policies and procedures.

This Annual Management Report of Fund Performance is current as of April 25, 2008. All amounts are in Canadian dollars unless otherwise indicated.

CAUTION REGARDING FORWARD LOOKING INFORMATION

This Annual Management Report of Fund Performance contains certain forward looking statements and forward looking information that are based on the company's current internal expectations, estimates, assumptions and beliefs. Forward looking statements generally can be identified by the use of forward looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward looking statements involve numerous assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Corp, may cause actual results to differ materially from the expectations expressed in the forward looking statements. See "RISK FACTORS" included later in the Annual Management Report of Fund Performance for a further description of the principal risks of Uranium Corp.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward looking statements. Except where required under applicable securities legislation, Uranium Corp does not undertake to update any forward looking information.

URANIUM PARTICIPATION CORPORATION

Uranium Corp was incorporated on March 15, 2005 under the Ontario Business Corporations Act. Uranium Corp was created to invest in, hold and sell uranium oxide in concentrates ("U_3O_8") and uranium hexafluoride ("UF_6") (collectively "uranium"). Uranium Corp invests in and holds physical uranium through its wholly-owned subsidiaries, Uranium Participation Alberta Corp. and Uranium Participation Cyprus Limited (the "Subsidiaries"). Uranium Participation Alberta Corp. was

incorporated on May 4, 2005 under the Alberta Business Corporations Act and Uranium Participation Cyprus Limited ("UPCL") was incorporated on September 10, 2006 under the laws of the Republic of Cyprus. In August 2007, UPCL obtained a business license and established a branch office in Luxembourg through which the operations of UPCL are conducted. Unless otherwise indicated or where the context otherwise requires, references to "Uranium Corp" or the "Corporation" includes the Subsidiaries.

Uranium Corp is governed by its board of directors (the "Board of Directors") and administered by Denison Mines Inc. (the "Manager") pursuant to a management services agreement (the "Management Services Agreement").The common shares of Uranium Corp trade publicly on the Toronto Stock Exchange under the symbol "U".

Uranium Corp established an Independent Review Committee ("IRC") from its qualified independent Board members in October 2007. The IRC has adopted a mandate that provides that the IRC must provide a recommendation or approval of transactions in which there is a conflict of interest between the Corporation and its Manager, as contemplated by National Instrument 81-107, Independent Review Committee for Investment Funds of the Canadian Securities Administrators ("NI 81-107"). The IRC will prepare a report to shareholders on at least an annual basis. The report will be available on the Corporation's website at www.uraniumparticipation.com and is also available to shareholders at no cost by contacting the Corporation at info@uraniumparticpation.com.

Uranium Corp is an investment fund as defined by the Canadian securities regulatory authorities in National Instrument 81-106 "Investment Fund Continuous Disclosure". Unlike many investment funds, Uranium Corp does not qualify as a mutual fund trust under the provisions of the Income Tax Act (Canada) (the "Act") and, accordingly, follows the general corporate income tax provisions of the Act.

INVESTMENT OBJECTIVES AND STRATEGY

The primary investment objective of Uranium Corp is to achieve long-term appreciation in the value of its uranium holdings through a buy and hold investment strategy and not actively speculate with regard to short-term changes in uranium prices. While it is not the current intention of Uranium Corp to do so in the short term, it may subsequently sell some or all of its uranium holdings. Ownership of the corporation's common shares represents an indirect interest in ownership of physical uranium. This provides an investment alternative for investors interested in investing in these commodities without incurring the risks associated with investments in companies that explore for, mine and process uranium related products.

In implementing the investment strategy of the corporation, at least 85% of the gross proceeds of any common share offerings will be invested in, or set aside for future purchases of uranium. In strictly limited circumstances, the Corporation can enter into borrowing arrangements to facilitate the purchases of uranium where the current cash on hand is not adequate to cover such commitments. The maximum amount of any such borrowing cannot exceed 15% of the net assets of Uranium Corp. The corporation may also enter into uranium lending transactions in order to earn additional returns.

For a more detailed description of the corporation's investment policies and by-laws, please refer to the Company's Annual Information Form available on SEDAR.

INVESTMENT RISK

There are a number of factors that could negatively affect Uranium Corp.'s business and the value of Uranium Corp's securities, including the factors listed below. Such factors could materially affect the Corporation's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation. The following information pertains to the outlook and conditions currently known to Uranium Corp that could have a material impact on the financial condition of Uranium Corp. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Uranium Corp in the future.

Uranium Price Volatility from Demand and Supply Factors

Since almost all of Uranium Corp's activities involve investing in uranium, the value of its securities will be highly sensitive to fluctuations in the spot prices of uranium. Historically, the fluctuations in these prices have been, and will continue to be, affected by numerous factors beyond Uranium Corp's control. Such factors include, among others: demand for nuclear power; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; purchases and sales by brokers and traders of uranium; and production levels and production costs in key uranium producing countries.

Since UF_6 is a different commodity than U_3O_8, its price is affected by its own supply/demand balance as well as the supply/demand balances of U_3O_8 and for conversion services. As a result, the UF_6 price may move differently than the spot price of U_3O_8 or the spot conversion price alone. The factors that affect the UF_6 price will affect the net asset value per common share ("NAV") of the Corporation, which in turn may affect the price of the Corporation's securities.

Set out in the table below is the spot price for U_3O_8 per pound, and the UF_6 price per KgU at December 31 for the five calendar years ended December 31, 2007, and as at February 29, 2008[(1)].

	December 31					February 29
	2003	2004	2005	2006	2007	2008
U_3O_8	$14.50	$20.70	$36.25	$72.00	$90.00	$73.00
UF_6	$43.14[(2)]	$63.09[(2)]	$105.00	$199.00	$240.00	$200.00

(1) As published by UxCo in U.S. dollars.

(2) UF_6 prices for 2003 and 2004 were not published by UxCo. Amounts shown for those years are the UF_6 value, which is obtained by adding (i) the spot price for U_3O_8 multiplied by 2.61285; and (ii) the spot conversion price of UF_6.

No Public Market for Uranium

There is no public market for the sale of uranium. The uranium futures market on NYMEX does not provide for physical delivery of uranium, only cash on settlement; and the trading forum by certain buyers does not offer a formal market but rather facilitates the introduction of buyers to sellers. Uranium Corp may not be able to acquire uranium, or once acquired, sell uranium for a number of months. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sale cycle may take several months to complete. In addition, as the supply of uranium is limited, with average spot market sales over the last ten years being only approximately 22 million pounds of U_3O_8 per year, Uranium Corp may experience additional difficulties purchasing uranium in the event that it is a significant buyer. The inability to purchase and sell on a timely basis in sufficient quantities could have a material adverse effect on the securities of Uranium Corp.

From time to time, the Corporation enters into commitments to purchase U_3O_8 or UF_6. Such commitments are generally subject to conditions in favour of both the vendor and the Corporation, and there is no certainty that the purchases contemplated by such commitments will be completed.

Uranium Industry Competition and International Trade Restrictions

The international uranium industry, including the supply of uranium concentrates, is competitive. Supplies are available from a relatively small number of western world uranium mining companies, from certain republics of the former Soviet Union and the People's Republic of China, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium, from used reactor fuel, and from the use of excess Russian enrichment capacity to re-enrich depleted uranium tails held by European enrichers in the form of UF_6. The supply of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of the Corporation and may affect the supply of uranium available for sale and use in the United States and Europe, which are the largest markets for uranium in the world.

Foreign Exchange Rates

Uranium Corp maintains its accounting records, reports its financial position and results, pays certain operating expenses and its securities trade in Canadian currency. As the prices of uranium are quoted in U.S currency, fluctuations in the U.S. currency exchange rate relative to the Canadian currency can significantly impact the valuation of uranium and the associated purchase price from a Canadian currency perspective. Because exchange rate fluctuations are beyond Uranium Corp's control, there can be no assurance that such fluctuations will not have an adverse effect on Uranium Corp's operations or on the trading value of its common shares or its outstanding warrants.

Risks Associated with the Facilities

Under the Management Services Agreement, the Manager is required to arrange for all uranium to be stored at licensed uranium conversion or enrichment facilities (the "Facilities") and to ensure that the Facilities provide satisfactory indemnities for the benefit of Uranium Corp or ensure that Uranium Corp has the benefit of insurance arrangements obtained on standard industry terms. There is no guarantee that either the indemnities or insurance in favour of Uranium Corp will fully cover or absolve Uranium Corp in the event of loss or damage. Uranium Corp may be financially and legally responsible for losses and/or damages not covered by indemnity provisions or insurance. Such responsibility could have a material adverse effect on the financial condition of Uranium Corp.

All uranium is stored at licensed Facilities. As the number of duly licensed Facilities is limited, there can be no assurance that new arrangements that are commercially beneficial to Uranium Corp will be readily available. Failure to negotiate commercially reasonable storage terms with the Facilities may have a material adverse effect on the financial condition of Uranium Corp.

Lack of Operational Liquidity

The expenses of Uranium Corp are funded from cash on hand that is not otherwise invested in uranium and revenue from the lending of uranium. Once such cash available has been expended, Uranium Corp may either generate cash from the lending or sale of uranium, or the sale of additional equity securities, which includes the exercise of outstanding warrants. There is no guarantee that Uranium Corp will be able to sell additional equity or equity related securities on terms acceptable to Uranium Corp in the future, that the outstanding warrants will be

exercised, that Uranium Corp will be able to sell uranium in a timely or profitable manner or that Uranium Corp will be able to generate revenue through lending arrangements.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity, as well as the possibility of developing other low cost sources for energy, may result in lower demand for uranium.

Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact on the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators, which could have a material adverse effect on Uranium Corp.

Lack of Investment Liquidity

Uranium Corp is not a mutual fund, and an investment in its common shares and warrants is not redeemable. Uranium Corp's liquidity will rely principally on sales or lending by Uranium Corp of uranium. Accordingly, Uranium Corp may not have the resources to declare any dividends or make other cash distributions unless and until a determination is made to sell a portion of its uranium holdings.

Since inception, the Corporation has not declared any dividends and the Corporation has no current intention to declare any dividends.

Net Asset Value

The net asset value reported by Uranium Corp is based on the spot price of uranium published by UxCo. Accordingly, the net asset value may not necessarily reflect the actual realizable value of uranium held by Uranium Corp.

The NAV is calculated by deducting the Corporation's liabilities from its assets as at the relevant period end and dividing the result by the number of common shares outstanding. These liabilities include liabilities for future income taxes. Unlike most investment funds, the Corporation does not qualify as a mutual fund trust, and, accordingly, follows general income tax provisions of the Canadian Income Tax Act.

The exercise of the outstanding warrants will have a dilutive effect on the NAV in the event that the NAV exceeds the exercise price of these warrants. As at February 29, 2008, the September 2006 equity unit warrants (the "2006 Warrants") were not dilutive to the NAV of the Corporation. The 2006 Warrants expire on September 14, 2008 and have an exercise price of $12.00.

Market Price of Common Shares

It appears that the market price of the common shares is related to the NAV. Uranium Corp cannot predict whether the common shares will, in the future, trade above, at or below the NAV.

The market price of the common shares and any outstanding warrants may also be affected by the management expense ratio, which is calculated for each reporting period as the total

investment operation expenses (including income tax provisions) for the period over the average net asset value of the Corporation.

Reliance on Board of Directors and Manager

Uranium Corp is a self-governing corporation that is governed by the Board of Directors appointed and elected by the holders of common shares. Uranium Corp will, therefore, be dependent on the services of its Board for investment decisions and the Manager for management services.

Resignation by Manager

The Manager may terminate the Management Services Agreement after the initial term in accordance with the terms thereof. Uranium Corp may not be able to readily secure similar services to, or at management fees comparable to those under the Management Services Agreement, and its operations may therefore be adversely affected.

Conflict of Interest

Directors and officers of Uranium Corp may provide investment, administrative and other services to other entities and parties. The directors and officers of Uranium Corp have devoted, and have undertaken to devote, such reasonable time as is required to properly fulfill their responsibilities in respect to the business and affairs of Uranium Corp as they arise from time to time.

Uranium Lending

The Corporation has and may enter again into uranium lending arrangements. It has, and will in the future, ensure that adequate security is provided for any loaned uranium. However, there is a risk that the borrower may not be able to return the uranium and may, in lieu, repay the equivalent value of borrowed uranium in cash. In such circumstances, given the limited supply of U_3O_8 and UF_6, the Corporation may not be able to replace the uranium loaned from its portfolio.

Regulatory Change

Uranium Corp may be affected by changes in regulatory requirements, customs, duties or other taxes. Such changes could, depending on their nature, benefit or adversely affect Uranium Corp.

RESULTS OF OPERATIONS

Uranium Corp's basic NAV decreased from $11.95 per share at February 28, 2007 to $8.96 at February 29, 2008 representing a basic NAV loss of 25.0%. Over the comparable time period, Uranium Corp's benchmark, the S&P/TSX Composite Index, increased by 4.1%.

Uranium Corp's net assets at February 29, 2008 were $582,545,000 representing a 0.5% increase from the net assets of $579,364,000 at February 28, 2007. Of the net asset value increase of $3,181,000 over the period, $177,926,000 was attributable to the after-tax net proceeds of additional equity issues and warrant exercises, offset by a $174,745,000 decrease in investment operation performance.

Equity Financing

In April 2007, Uranium Corp issued 6,500,000 shares at $14.60 per share for gross proceeds of $94,900,000.

In October 2007, Uranium Corp issued 5,134,750 shares at $11.20 per share for gross proceeds of $57,509,000.

As at February 29, 2008, Uranium Corp had 64,991,841 common shares and 2,828,799 warrants issued and outstanding. The outstanding warrants were issued in September 2006 and are exercisable into common shares at $12.00 per warrant.

Since inception, Uranium Corp has raised gross proceeds of $468,660,000 through common share and equity unit financings and $31,136,000 from the exercise of warrants. Uranium Corp invested $450,946,000 or 90.2% of these amounts into its portfolio of uranium investments.

Investment Portfolio

During the year, Uranium Corp increased its U_3O_8 holdings by 275,000 pounds, raising its total holdings to 4,475,000 pounds at February 29, 2008. The total average cost of this investment was $194,180,000 or $43.39 per pound. The fair value of this investment at February 29, 2008 was $320,076,000 or $71.53 [(1)] per pound, representing an increase of 64.8%. On a U.S dollar basis, the fair value of this investment has increased by 95.4%.

During the year, Uranium Corp increased its UF_6 holdings by 467,230 KgU, raising its total holdings to 1,417,230 KgU at February 29, 2008. The total average cost of this investment was $256,766,000 or $181.18 per KgU. The fair value of this investment at February 29, 2008 was $277,720,000 or $195.96 [(1)] per KgU, representing an increase of 8.2%. On a U.S dollar basis, the fair value of this investment has increased by 20.0%.

The Company entered into a lending arrangement effective January 1, 2007 to loan 500,000 KgU as UF_6 to a producer for a period of three years. This arrangement will generate loan fee revenues and reduce storage costs and is collateralized by an irrevocable letter of credit.

(1) Reflects spot prices published by Ux Consulting Company, LLC on February 25, 2008 of US$73.00 per pound for U_3O_8 and US$200.00 per KgU for UF_6 translated at a foreign exchange rate of 0.9798.

Investment Performance

Investment operation results of a $174,745,000 loss for the year ended February 29, 2008 have been largely driven by unrealized losses on uranium investments of $228,594,000 net of tax recovery movements of $55,738,000.

Unrealized losses on investments are reflective of the spot price volatility experienced in the year with U_3O_8 prices starting the year at US$85.00 per pound, rising to a high of US$136.00 in June 2007 before dropping to close the financial year at US$73.00, as reported by Ux Consulting Company, LLC ("UxCo"). Similarly, UF_6 spot prices experienced the same volatility climbing from US$233.00 at the start of the year to its peak of US$360.00 in June 2007 prior to closing the year at US$200.00. Prices have dropped subsequent to this reporting date (refer to "RECENT DEVELOPMENTS" section below).

Uranium Corp does not qualify as a mutual fund trust under the provisions of the Canadian Income Tax Act and therefore it is subject to income tax on its taxable income, computed in accordance with the ordinary rules and at rates ordinarily applicable to public corporations. Currently, Uranium Corp accrues future income taxes payable based on the unrealized gains on investments. Tax recovery movements reflect an effective tax rate of approximately 24 percent for the year compared to provision movements of approximately 25 percent in the prior year. Uranium investments made through its wholly owned subsidiary, UPCL, and substantively enacted corporate tax rate reductions in Canada caused the decline in Uranium Corp's effective future tax rate. The resulting revaluation of Uranium Corp's future tax assets and liabilities using

the substantively enacted lower tax rates of between 3% and 29% have resulted in a favourable impact on the in period effective tax rate.

RECENT DEVELOPMENTS

In February 2008, the Manager agreed to purchase, for and on behalf of Uranium Corp, 900,000 pounds of U_3O_8 for a total price of US$64,900,000 (excluding commissions). 200,000 pounds of this purchase was delivered in March 2008 with the remainder anticipated to be delivered on or before May 31, 2008.

In March 2008, the Manager agreed to purchase, for and on behalf of Uranium Corp, 75,000 KgU as UF_6 for a total price of US$14,625,000 (excluding commissions) with delivery in June 2008.

On March 19, 2008, Uranium Corp closed an aggregate offering of 7,331,250 common shares at $10.20 per share for total gross proceeds of $74,779,000. The proceeds from the offering together with existing cash on hand was and will be used to fund the above noted purchase commitments.

As reported by UxCo as at April 21, 2008, the spot price of U_3O_8 has declined to US$65.00 per pound from US$73.00 per pound on February 25, 2008 a decrease of 11.0%.

RELATED PARTY TRANSACTIONS

Uranium Corp is a party to a Management Services Agreement with its Manager. Under the terms of the agreement, Uranium Corp will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Corp's net asset value between $100,000,000 and $200,000,000 and 0.2% per annum based upon Uranium Corp's net asset value in excess of $200,000,000; c) a fee of $200,000 upon the completion of each equity financing where proceeds payable to Uranium Corp exceed $20,000,000; d) a fee of $200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds $20,000,000 ("an initiative"); and e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going maintenance or work associated with an initiative.

In accordance with the Management Services Agreement, all uranium investments owned by Uranium Corp are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of Uranium Corp.

Uranium Corp entered into two credit agreements with the Manager. A $25,000,000 revolving credit facility entered into in March 2006 ("March 2006 credit facility") and a $15,000,000 revolving credit facility entered into in September 2006 ("September 2006 credit facility"). The March 2006 credit facility charged interest of Canadian bank prime plus 2% with standby fees of 1% of the committed facility amount. The September 2006 credit facility charged interest of Canadian bank prime plus 1% with standby fees of 1% of the committed facility amount. Both credit agreements have since been terminated with $10,000,000 drawn and repaid under the March 2006 credit facility and $11,600,000 drawn and repaid under the September 2006 credit facility.

In June 2007, Uranium Corp purchased 75,000 pounds of U_3O_8 from the Manager at a price of US$130.00 per pound for total consideration of $10,368,000 (US$9,750,000).

The following transactions were incurred with the Manager during the years ended February 29, 2008 and February 28, 2007:

(in thousands of Canadian dollars)	February 2008	February 2007
Fees incurred with the Manager:		
Management fees	$ 1,901	$ 997
Facility arrangement fees	–	400
Equity financing fees [1]	400	400
Transaction fees – uranium purchase commissions	2,246	2,456
Shareholder Information and other compliance	6	30
General office and miscellaneous	4	12
Interest and other debt related expenses		
Interest on loan payable	91	313
Standby fees on line of credit	4	63
Total fees incurred with the Manager	$ 4,652	$ 4,671

(1) Equity financing fees incurred with the Manager have been recorded as share issue costs and are included in the value reported for common shares.

As at February 29, 2008, accounts payable and accrued liabilities included $162,000 due to the Manager with respect to the fees indicated above.

PAST PERFORMANCE

The following tables show the past performance for the NAV attributable to common shares ("net asset value return") and the past performance of the share price ("market value return") of Uranium Corp and will not necessarily indicate how Uranium Corp will perform in the future. Net asset return is the best representation of the performance of Uranium Corp while market value return is the best representation of the return to a shareholder of the Uranium Corp.

Year by Year Returns

The table below shows the annual performance in net asset value return and market value return of Uranium Corp for each period indicated. The table shows, in percentage terms, how much an investment held on the first day of each financial period would have increased or decreased by the last day of each financial year.

	February 2008 [1]	February 2007 [1]	February 2006 [2]
Net asset value return (loss) – basic	(25.0%)	110.0%	18.3%
Net asset value return (loss) – diluted	(21.6%)	100.9%	18.3%
Market value return (loss)	(18.4%)	94.1%	40.2%

(1) For the twelve months ended.

(2) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

Annual Compounded Returns

The table below shows the annual compounded return in net asset value return and market value return of Uranium Corp from inception through to the end of the indicated period, compared with the TSX Composite Index calculated on the same compounded basis.

	February 2008 (1)	February 2007 (1)	February 2006 (1)
Net asset value return – basic	86.3%	148.4%	18.3%
Net asset value return – diluted	86.3%	137.6%	18.3%
Market value return	122.1%	172.1%	40.2%
S&P / TSX Composite Index (2)	43.1%	37.4%	23.1%

(1) Period from completion of initial public offering on May 10, 2005 through to February month-end of indicated year.
(2) The S&P / TSX Composite Index is a market capitalization-weighted index that provides a broad measure of performance of the Canadian equity market.

SUMMARY OF INVESTMENT PORTFOLIO

Uranium Corp's investment portfolio consists of the following as at February 29, 2008:

(in thousands of Canadian dollars, except quantity amounts)	Quantity of Measure	Cost (3)	Market Value (1)
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	4,475,000 lbs	$ 194,180	$ 320,076
Uranium hexafluoride ("UF_6") (2)	1,417,230 KgU	$ 256,766	$ 277,720
		$ 450,946	$ 597,796
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 43.39	$ 71.53
- In United States dollars		$ 37.35	$ 73.00
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 181.18	$ 195.96
- In United States dollars		$ 166.73	$ 200.00

(1) The market values have been translated to Canadian dollars using the February 29, 2008 noon foreign exchange rate of 0.9798.
(2) Of the UF_6 holding described above, 500,000 KgU has been lent to a third party.
(3) The average cost of the portfolio has been adjusted to exclude transaction costs incurred since Uranium Corp's inception in March 2005.

FINANCIAL HIGHLIGHTS

The following tables show selected key financial information about Uranium Corp and is intended to help you understand Uranium Corp's financial performance for the last five reporting periods (if applicable). This information is derived from the corporation's audited annual financial statements.

Net Asset Value per Share

	February 2008 [1]	February 2007 [1]	February 2006 [2]
Net Asset Value per Share – Basic:			
Net asset value, beginning of period [3]	$ 11.95	$ 5.69	$ 4.81
Increase (decrease) from operations [3]:			
Total revenue	$ 0.13	$ 0.03	$ 0.03
Total expenses before taxes [4]	$ (0.16)	$ (0.15)	$ (0.22)
Income tax recovery (provision)	$ 0.93	$ (2.06)	$ (0.38)
Realized gains (losses) for the period	$ –	$ –	$ –
Unrealized gains (losses) for the period [4]	$ (3.81)	$ 8.45	$ 1.30
Total increase (decrease) from operations	$ (2.91)	$ 6.27	$ 0.73
Net asset value, end of period [3]	$ 8.96	$ 11.95	$ 5.69
Net asset value per share – diluted:			
Net asset value, beginning of period [3]	$ 11.43	$ 5.69	$ 4.81
Increase (decrease) from operations [3]:			
Total revenue	$ 0.13	$ 0.03	$ 0.03
Total expenses before taxes [4]	$ (0.16)	$ (0.14)	$ (0.22)
Income tax recovery (provision)	$ 0.93	$ (1.97)	$ (0.38)
Realized gains (losses) for the period	$ –	$ –	$ –
Unrealized gains (losses) for the period [4]	$ (3.81)	$ 8.08	$ 1.30
Total increase (decrease) from operations	$ (2.91)	$ 6.00	$ 0.73
Net asset value, end of period [3]	$ 8.96	$ 11.43	$ 5.69

(1) For the twelve months ended.

(2) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

(3) Net asset values are based upon the actual number of common shares outstanding at the relevant time. The increase/decrease from operations is based on the weighted average number of common shares outstanding over the financial period.

(4) The cost bases of the investments have been adjusted to exclude transaction costs since the Company's inception in March 2005.

Ratios and Supplemental Data

	February 2008 [1]	February 2007 [1]	February 2006 [2]
Total net asset value, end of the period (000's)	$582,545	$579,364	$175,010
Average net asset value for the period (000's)	$708,476	$336,589	$116,015
Number of common shares outstanding (000's)	64,992	48,474	30,751
Management expense ratio [3]			
Total expenses before taxes [4]	1.33%	1.84%	4.20%
Income tax provision (recovery)	(7.87%)	25.05%	7.26%
Portfolio turnover rate	–	–	–
Trading expense ratio [5]	0.32%	0.73%	1.75%
Closing market price per common share on the TSX	$ 11.55	$ 14.15	$ 7.29

(1) For the twelve months ended.

(2) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

(3) The management expense ratio for total expenses represents total investment operation expenses for the period over the average net asset value of the fund for the period.

(4) The cost bases of the investments have been adjusted to exclude transaction costs since the Company's inception in March 2005.

(5) Represents total commission expenses for the period over the average net asset value of the fund for the period. Warehousing and custodian costs have been included in the expense amount for the management expense ratio calculation.

Responsibility for Financial Reporting

To the Shareholders of Uranium Participation Corporation,

The Company's management is responsible for the integrity and fairness of presentation of these consolidated financial statements. The consolidated financial statements have been prepared by management, in accordance with Canadian generally accepted accounting principles for review by the Audit Committee and approval by the Board of Directors.

The preparation of financial statements requires the selection of appropriate accounting policies in accordance with generally accepted accounting principles and the use of estimates and judgments by management to present fairly and consistently the consolidated financial position of the Company. Estimates are necessary when transactions affecting the current period cannot be finalized with certainty until future information becomes available. The Company's management is also responsible for maintaining systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide assurance that the financial information is accurate and reliable in all material respects and that the Company's assets are appropriately accounted for and adequately safeguarded. The Company's management believes that such systems are operating effectively and has relied on these systems of internal control in preparing these financial statements.

PricewaterhouseCoopers LLP, Chartered Accountants, are independent external auditors appointed by the shareholders to issue a report regarding the consolidated financial statements of the Company. PricewaterhouseCoopers' audit report outlines the extent and nature of their examination and expresses their opinion on the consolidated financial statements.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying annual management report of fund performance. The Board carries out this responsibility principally through its Audit Committee, which is appointed annually and consists of three Directors, none of whom are members of management.

The Audit Committee meets at least twice per year with management, together with the independent auditors, to satisfy itself that management and the independent auditors are each properly discharging their responsibilities. The independent external auditors have full access to the Audit Committee with and without management present. The Committee, among other things, reviews matters related to the quality of internal control, audit and financial reporting issues. The Audit Committee reviews the consolidated financial statements and the independent auditors' report, as well as any public disclosure document that contains financial information, and reports its findings to the Board of Directors, prior to the Board approving such information for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the Company's independent auditors.





E. Peter Farmer
President

James R. Anderson
Chief Financial Officer

April 25, 2008

Independent Auditors' Report

To the Shareholders of Uranium Participation Corporation

We have audited the accompanying consolidated statements of net assets of Uranium Participation Corporation (the Company) as at February 29, 2008 and February 28, 2007, the consolidated statements of operations, changes in net assets and cash flows for the years ended February 29, 2008 and February 28, 2007 and the consolidated statement of investment portfolio as at February 29, 2008. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 29, 2008 and February 28, 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
April 25, 2008

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF NET ASSETS
AS AT FEBRUARY 29, 2008 AND FEBRUARY 28, 2007

(in thousands of Canadian dollars, except per share amounts)	February 2008	February 2007
Assets		
Investments at market value (at cost: 2008-$450,946; 2007-$301,226)	$ 597,796	$ 676,670
Cash and cash equivalents	13,687	867
Sundry receivables and other assets	1,113	1,038
Income taxes receivable	23	275
Future income taxes (note 3)	10,570	7,081
	$ 623,189	$ 685,931
Liabilities		
Accounts payable and accrued liabilities	1,030	1,031
Income taxes payable	390	106
Loan payable (note 5)	–	11,600
Future income taxes (note 3)	39,224	93,830
Net assets	$ 582,545	$ 579,364
Net assets represented by		
Common shares (note 4)	$ 481,203	$ 299,759
Warrants (note 4)	2,455	6,003
Contributed surplus (note 4)	30	–
Retained earnings	98,857	273,602
	$ 582,545	$ 579,364
Common shares		
Issued and outstanding (note 4)	64,991,841	48,473,727
Net asset value per common share		
Basic	$ 8.96	$ 11.95
Diluted	$ 8.96	$ 11.43

The accompanying notes are an integral part of these financial statements.

ON BEHALF OF THE BOARD OF URANIUM PARTICIPATION CORPORATION

Richard H. McCoy
Director

Garth A. C. MacRae
Director

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEARS ENDED FEBRUARY 29, 2008 AND FEBRUARY 28, 2007

(in thousands of Canadian dollars)	February 2008	February 2007
Income		
Interest	$ 435	$ 472
Income from investment lending (note 6)	7,080	942
Unrealized gains (losses) on investments	(228,594)	346,461
	(221,079)	347,875
Operating expenses		
Transaction fees (note 5)	2,246	2,456
Management fees (note 5)	1,901	1,397
Storage fees	954	780
Audit fees	49	17
Directors fees	120	106
Legal and other professional fees	188	94
Shareholder information and other compliance	206	222
General office and miscellaneous	242	123
Interest and other debt related expenses	95	378
Foreign exchange loss	3,403	618
	9,404	6,191
Increase (decrease) in net assets from operations before taxes	(230,483)	341,684
Income tax provision (recovery) (note 3)	(55,738)	84,310
Increase (decrease) in net assets from operations after taxes	(174,745)	257,374
Opening retained earnings	273,602	16,228
Closing retained earnings	98,857	273,602
Increase (decrease) in net assets from operations per common share		
Basic	$ (2.91)	$ 6.28
Diluted	$ (2.91)	$ 6.01
Weighted average common shares outstanding (note 4)		
Basic	60,007,756	40,991,927
Diluted	60,007,756	42,851,473

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED FEBRUARY 29, 2008 AND FEBRUARY 28, 2007

(in thousands of Canadian dollars)	February 2008	February 2007
Net assets at beginning of year	$579,364	$175,010
Net proceeds from issue of units and shares, and exercise of warrants, after tax	177,926	146,980
Increase (decrease) in net assets from operations after taxes	(174,745)	257,374
Net assets at end of year	$582,545	$579,364

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED FEBRUARY 29, 2008 AND FEBRUARY 28, 2007

(in thousands of Canadian dollars)	February 2008	February 2007
Operating Activities		
Increase (decrease) in net assets from operations after taxes	$(174,745)	$ 257,374
Adjustments for non-cash items:		
Unrealized losses (gains) on investments	228,594	(346,461)
Future income tax provision (recovery)	(56,027)	84,380
Changes in non-cash working capital:		
Change in sundry receivables and other assets	(75)	(866)
Change in income taxes receivable	252	(275)
Change in accounts payable and accrued liabilities	(1)	695
Change in income taxes payable	284	(218)
Net cash used in operating activities	(1,718)	(5,371)
Investing Activities		
Purchases of uranium investments	(149,720)	(163,720)
Net cash used in investing activities	(149,720)	(163,720)
Financing Activities		
Additions (repayments) of loans payable	(11,600)	11,600
Share and warrant issues net of issue costs	175,858	144,362
Net cash generated by financing activities	164,258	155,962
Increase (decrease) in cash and cash equivalents	12,820	(13,129)
Cash and cash equivalents – beginning of year	867	13,996
Cash and cash equivalents - end of year	$ 13,687	$ 867

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF INVESTMENT PORTFOLIO
AS AT FEBRUARY 29, 2008

(in thousands of Canadian dollars, except quantity amounts)	Quantity of Measure	Cost [3]	Market Value [1]
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	4,475,000 lbs	$ 194,180	$ 320,076
Uranium hexafluoride ("UF_6") [2]	1,417,230 KgU	$ 256,766	$ 277,720
		$ 450,946	$ 597,796
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 43.39	$ 71.53
- In United States dollars		$ 37.35	$ 73.00
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 181.18	$ 195.96
- In United States dollars		$ 166.73	$ 200.00

(1) The market values have been translated to Canadian dollars using the February 29, 2008 noon foreign exchange rate of 0.9798.
(2) Of the UF_6 holding described above, 500,000 KgU has been lent to a third party. See note 6 for further details of this arrangement.
(3) The average cost of the portfolio has been adjusted to exclude transaction fees incurred since the Company's inception in March 2005. See note 2 "Accounting Changes" for more details.

The accompanying notes are an integral part of these financial statements.

1. URANIUM PARTICIPATION CORPORATION

Uranium Participation Corporation ("Uranium Corp") was established under the Business Corporations Act (Ontario) ("OBCA") on March 15, 2005. Uranium Corp is an investment fund as defined by the Canadian securities regulatory authorities in National Instrument 81-106 "Investment Fund Continuous Disclosure". Uranium Corp was created to invest substantially all of its assets in uranium oxide in concentrates ("U_3O_8") and uranium hexafloride ("UF_6") (collectively "uranium") with the primary investment objective of achieving appreciation in the value of its uranium holdings. Uranium Corp trades publicly on the Toronto Stock Exchange under the symbol U.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the assets, liabilities, revenues and expenses of Uranium Corp and its wholly owned subsidiaries, Uranium Participation Alberta Corp. and Uranium Participation Cyprus Limited. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). All significant intercompany balances and transactions have been eliminated on consolidation.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Significant Accounting Policies

(a) Investments

The fair value of investments in uranium are based on the most recent spot prices for uranium published by Ux Consulting Company, LLC prior to the applicable reporting period converted to Canadian dollars using the month end foreign exchange rate.

The cost of investments in uranium is accounted for on the date that significant risks and rewards to the uranium passes to Uranium Corp and is converted to Canadian dollars at the rate of exchange prevailing on that date.

Realized and unrealized gains or losses in uranium represents the difference between the fair value and average cost of uranium investments, adjusted for foreign exchange rate fluctuations, in Canadian dollars.

(b) Investments Lending

Income earned from investments lending is included in the consolidated statement of operations and is recognized when earned.

(c) Foreign Exchange Translation

The financial statements of Uranium Corp are expressed in Canadian dollars. Foreign currency monetary assets and liabilities are translated to Canadian dollars at the rate of exchange prevailing on the date of the applicable reporting period. Foreign currency income and expense transactions are translated into

Canadian dollars at the rate of exchange prevailing on the date of the transaction. Changes in the foreign exchange rates between the transaction date and the applicable reporting period date used to value monetary assets and liabilities are reflected in the statement of operations as a foreign exchange gain or loss.

(d) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit and highly-liquid short-term investments in government or investment grade corporate debt. Short-term investments are carried at cost which, together with accrued interest, approximates fair value.

(e) Income Taxes Payable

Uranium Corp follows the liability method of accounting for future income taxes. Under this method, current income taxes are recognized from the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that are expected to apply when the differences are expected to reverse. The benefit of tax losses which are available to be carried forward are recognized as assets to the extent that they are more likely than not to be recoverable from future taxable income.

Comparative Numbers

Certain classifications of the comparative figures have been changed to conform to those used in the current period.

Accounting Changes

During fiscal 2007, Uranium Corp adopted the provisions of Section 3855, "Financial Instruments – Recognition and Measurement" of the Canadian Institute of Chartered Accountants ("CICA") Handbook. Section 3855 establishes standards for the fair valuation of investments as well as the accounting treatment of transaction costs as follows:

(a) Fair value measurement - the new standard requires that the fair value of financial instruments, which are traded in active markets, be measured on bid price. Prior to this standard, common practice was to fair value financial instruments based on the last traded price for the day, when available. Adoption of this standard did not impact the Company's valuation of its investments.

(b) Transaction fees - the new standard requires that transaction fees, such as purchase commissions, incurred in the purchase and sale of investments, be recorded as an expense in the consolidated statement of operations. Prior to this standard, the Company was following a practice of adding purchase commission expenses to the cost of the uranium investments acquired. There are no income tax implications and no impact on the net asset value of the Company in using either of these methods.

The Company has adopted the provisions of Section 3855 retroactively without restatement. There is no impact on the fair value measurement of its uranium investments, its net asset value and its tax liabilities. Purchase commissions are now expensed in the statement of operations as a separate line item. In the statement of investment portfolio at February 29, 2008, the Company has decreased the average cost of its uranium investments to exclude any purchase commissions paid since its inception in March 2005. Prior to the adoption of Section 3855, the average cost of the Company's uranium investments would have included purchase commissions of $6,765,000 (2008 - $2,246,000; 2007 - $2,456,000; 2006 - $2,063,000).

Recent Pronouncements

The CICA issued the following accounting standards that are effective for the Company's fiscal years beginning on or after March 1, 2008:

a) Section 1535 "Capital Disclosures" requires the disclosure of both qualitative and quantitative information that enable users to evaluate the company's objectives, policies and processes for managing capital. This standard is effective for fiscal years beginning on or after October 1, 2007. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

b) Section 3862 "Financial Instruments – Disclosures" and Section 3863 "Financial Instruments – Presentation" replace Section 3861 "Financial Instruments – Disclosure and Presentation" and establish standards for increased disclosure and presentation about the nature and extent of risks arising from financial instruments and how the Company manages those risks. These standards are effective for fiscal years beginning on or after October 1, 2007. The Company is currently evaluating the impact of adopting these standards on its consolidated financial statements.

c) International Financial Reporting Standards – the CICA plans to converge Canadian GAAP with International Financial Reporting Standards ("IFRS") for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The impact on the transition to IFRS on Uranium Corp's financial statements has not yet been determined.

3. INCOME TAXES

Unlike most investment funds, Uranium Corp does not qualify as a mutual fund trust and, accordingly, follows the general corporate income tax provisions of the Canadian Income Tax Act. Uranium Corp operates in multiple tax jurisdictions and the related income is subject to varying rates of taxation. The following is a reconciliation of income taxes, calculated at the combined Canadian federal and Ontario provincial rate, to the income tax expense included in the consolidated statement of operations for the years ended February 29, 2008 and February 28, 2007:

(in thousands of Canadian dollars)	February 2008	February 2007
Increase (decrease) in net assets from operations before income taxes	$(230,483)	$341,684
Combined federal and Ontario provincial income tax rate	35.69%	36.12%
Computed income tax expense (recovery)	(82,259)	123,416
Large corporations tax in excess of surtax	–	(65)
Operating loss carry-back	(23)	(112)
Difference between combined federal and Ontario provincial income tax rate and rates applicable to subsidiaries in other jurisdictions	17,000	(29,300)
Difference due to use of future tax rates rather than current tax rates in applicable jurisdictions	9,596	(9,718)
Other	(52)	89
Provision for (recovery of) income taxes	$ (55,738)	$ 84,310
Provision for (recovery of) income taxes comprised of:		
Current tax expense (recovery)	$ 289	$ (70)
Future tax expense (recovery)	(56,027)	84,380
	$ (55,738)	$ 84,310

The components of the Company's future tax balances as at February 29, 2008 and February 28, 2007 are as follows:

(in thousands of Canadian dollars)	February 2008	February 2007
Future tax assets:		
Tax benefit of share issue costs	$ 4,095	$ 3,893
Tax benefit of loss carryforwards	4,567	3,188
Unrealized loss on investments	1,908	–
Future tax assets	$ 10,570	$ 7,081
Future tax liabilities:		
Unrealized gain on investments	$ 39,953	$ 94,109
Tax benefit of loss carryforwards	(729)	(279)
Future tax liabilities	$ 39,224	$ 93,830

4. COMMON SHARES, WARRANTS AND INCREASE IN NET ASSETS PER SHARE

Common Shares

Uranium Corp is authorized to issue an unlimited number of common shares without par value.

The movement in common shares for the years ended February 29, 2008 and February 28, 2007 is as follows:

(in thousands of Canadian dollars)	February 2008	February 2007
Common shares – beginning of year	$299,759	$155,183
Shares issued pursuant to:		
Common share financings		
Gross proceeds on new issues	152,409	151,751
Less: Allocation of proceeds to issued warrants	–	(2,466)
Less: Issue costs	(7,133)	(7,934)
Add: Tax effect of issue costs	2,068	2,618
Warrant activity		
Gross proceeds from exercises	30,582	545
Add: Fair value transfer from warrants	3,518	62
Common shares – end of year	$481,203	$299,759

The movement in the number of common shares for the years ended February 29, 2008 and February 28, 2007 is as follows:

(in number of shares)	February 2008	February 2007
Common shares – beginning of year	48,473,727	30,751,325
Shares issued pursuant to:		
New issues	11,634,750	17,636,440
Warrant exercises	4,883,364	85,962
Common shares – end of year	64,991,841	48,473,727

Common share financings

In October 2007, Uranium Corp issued 5,134,750 shares at $11.20 per share for total gross proceeds of $57,509,000.

In April 2007, Uranium Corp issued 6,500,000 shares at $14.60 per share for total gross proceeds of $94,900,000.

In September 2006, Uranium Corp issued 11,363,650 equity units at $8.80 per unit for total gross proceeds of $100,000,000. Each unit consisted of one common share and one-quarter purchase warrant. Each whole warrant allows the holder to purchase one common share at $12.00 exercisable prior to September 14, 2008. Approximately $2,466,000 of the proceeds were allocated as the value of the issued warrants.

In May 2006, Uranium Corp issued 6,272,790 shares at $8.25 per share for total gross proceeds of $51,751,000.

Warrants

The movement in warrants for the years ended February 29, 2008 and February 28, 2007 is as follows:

(in thousands of Canadian dollars)	February 2008	February 2007
Warrants – beginning of year	$ 6,003	$ 3,599
Warrants issued during the year	–	2,466
Warrants exercised during the year	(3,518)	(62)
Warrants expired during the year	(30)	–
Warrants – allocated fair value end of year	$ 2,455	$ 6,003
Warrant allocated fair value comprised of:		
May 2005 equity unit financing	–	3,538
September 2006 equity unit financing	2,455	2,465
	$ 2,455	$ 6,003

The movement in the number of warrants for the years ended February 29, 2008 and February 28, 2007 is as follows:

(in number of warrants)	February 2008	February 2007
Warrants – beginning of year	7,753,624	4,998,675
Warrants issued during the year	–	2,840,911
Warrants exercised during the year	(4,883,364)	(85,962)
Warrants expired during the year	(41,461)	–
Warrants – end of year	2,828,799	7,753,624
Warrants outstanding by issue:		
May 2005 equity unit financing	–	4,914,150
September 2006 equity unit financing	2,828,799	2,839,474
	2,828,799	7,753,624

When the net asset value from operations per common share of the fund exceeds the exercise prices of the warrants, the warrants will have a dilutive impact. The May 2005 equity unit financing warrants were fully exercised or expired as of May 10, 2007. As at February 29, 2008, none of the outstanding warrants are dilutive to the net asset value of the fund.

Increase in Net Assets from Operations per Share

The calculation of the basic and diluted increase (decrease) in net assets from operations per common share was based on the following weighted average number of shares outstanding for the years ended February 29, 2008 and February 28, 2007:

(in number of shares)	February 2008	February 2007
Weighted average number of shares outstanding:		
Basic	60,007,756	40,991,927
Add: Warrant Dilution	–	1,859,546
Diluted	60,007,756	42,851,473

5. RELATED PARTY TRANSACTIONS

Uranium Corp is a party to a management services agreement with Denison Mines Inc., (the "Manager"). Under the terms of the agreement, Uranium Corp will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Corp's net asset value between $100,000,000 and $200,000,000 and 0.2% per annum based upon Uranium Corp's net asset value in excess of $200,000,000; c) a fee of $200,000 upon the completion of each equity financing where proceeds payable to Uranium Corp exceed $20,000,000; d) a fee of $200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds $20,000,000 ("an initiative"); and e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going maintenance or work associated with an initiative.

In accordance with the management services agreement, all uranium investments owned by Uranium Corp are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of Uranium Corp.

Uranium Corp entered into two credit agreements with the Manager. A $25,000,000 revolving credit facility entered into in March 2006 ("March 2006 credit facility") and a $15,000,000 revolving credit facility entered into in September 2006 ("September 2006 credit facility"). The March 2006 credit facility charged interest of Canadian bank prime plus 2% with standby fees of 1% of the committed facility amount. The September 2006 credit facility charged interest of Canadian bank prime plus 1% with standby fees of 1% of the committed facility amount. Both credit agreements have since been terminated with $10,000,000 drawn and repaid under the March 2006 credit facility and $11,600,000 drawn and repaid under the September 2006 credit facility.

In June 2007, Uranium Corp purchased 75,000 pounds of U_3O_8 from the Manager at a price of US$130.00 per pound for total consideration of $10,368,000 (US$9,750,000).

The following transactions were incurred with the Manager during the years ended February 29, 2008 and February 28, 2007:

(in thousands of Canadian dollars)	February 2008	February 2007
Fees incurred with the Manager:		
Management fees	1,901	997
Facility arrangement fees	–	400
Equity financing fees [(1)]	400	400
Transaction fees – uranium purchase commissions	2,246	2,456
Shareholder Information and other compliance	6	30
General office and miscellaneous	4	12
Interest and other debt related expenses		
Interest on loan payable	91	313
Standby fees on line of credit	4	63
Total fees incurred with the Manager	$ 4,652	$ 4,671

(1) Equity financing fees incurred with the Manager have been recorded as share issue costs and are included in value reported for common shares.

As at February 29, 2008, accounts payable and accrued liabilities included $162,000 due to the Manager with respect to the fees indicated above.

6. INVESTMENTS LENDING

As at February 29, 2008, the outstanding value of investments on loan and collateral held is as follows:

(in thousands of Canadian dollars, except quantity amounts)	Quantity of Measure	Market Value of Investments on Loan	Collateral Held
Uranium hexafluoride ("UF_6")	500,000 KgU	$ 97,980	$ 152,582

The UF_6 loaned is subject to a loan fee of 5% per annum based upon the adjusted quarterly value of the material. Collateral held is in the form of an irrevocable letter of credit from a major financial institution, that is subject to adjustment on an annual basis.

7. SUBSEQUENT EVENTS

In February 2008, the Manager agreed to purchase, for and on behalf of Uranium Corp, 900,000 pounds of U_3O_8 for a total price of US$64,900,000 (excluding commissions). 200,000 pounds of this purchase was delivered in March 2008 with the remainder anticipated to be delivered on or before May 31, 2008.

In March 2008, the Manager agreed to purchase, for and on behalf of Uranium Corp, 75,000 KgU as UF_6 for a total price of US$14,625,000 (excluding commissions) with delivery in June 2008.

On March 19, 2008, Uranium Corp closed an aggregate offering of 7,331,250 common shares at $10.20 per share for total gross proceeds of $74,779,000. The proceeds from the offering together with existing cash on hand was and will be used to fund the above-noted purchase commitments.

Uranium Participation Corporation

BOARD OF DIRECTORS

Paul J. Bennett
President and Chief Executive Officer
Energus Resources Ltd.
President and Chief Executive Officer
Rodinia Oil Corp.

Jeff Kennedy
Chief Financial Officer
Cormark Securities Inc.

Garth A. C. MacRae
Independent Financial Consultant

Richard H. McCoy
Chairman of the Board
Retired; formerly Vice Chairman Investment Banking
TD Securities Inc.

OFFICERS

E. Peter Farmer
President

James R. Anderson
Chief Financial Officer

Donald C. Campbell
Vice President, Marketing

Brenda R. Lazare
Corporate Secretary

MANAGER

Denison Mines Inc.
595 Bay Street, Suite 402
Toronto, Ontario
M5G 2C2
www.denisonmines.com

OFFICE OF THE CORPORATION

Atrium on Bay
595 Bay Street, Suite 402
Toronto, Ontario M5G 2C2

Telephone: 416-979-1991
Facsimile: 416-979-5893

Website: www.uraniumparticipation.com

AUDITORS

PricewaterhouseCoopers LLP
Toronto

REGISTRAR AND TRANSFER AGENT

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1

Telephone:
Canada and U.S.: 1-800-564-6253
Overseas: 1-514-982-7555

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Trading Symbol: U

Website: www.tsx.com

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

The Annual and Special Meeting of the Shareholders of Uranium Participation Corporation will be held at The Gallery of the TSX Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on Monday, the 23rd day of June, 2008 at 10:30 a.m. (Eastern Time)

Managed by:

DENISON MINES

Atrium on Bay, 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2
www.denisonmines.com

Uranium Participation Corporation

Annual Meeting of Shareholders

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

The following sets forth a brief description of each matter voted upon at the Corporation's Annual Meeting of Shareholders and the outcome of the vote:

	Description of Motion	Outcome of Vote
1.	Ordinary resolution approving the election of four (4) nominees to serve as Directors, to hold office until the next Annual General Meeting unless his or her office is earlier vacated.	Resolution approved.
2.	Ordinary resolution approving the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as Auditors of the Corporation, to hold office until the next Annual General Meeting of Shareholders, and for the Director to fix their remuneration as such.	Resolution approved.

Attached to this report is a report of Computershare Investor Services Inc., the scrutineers of the Meeting, in respect of each matter.

Dated at Toronto, Ontario as of this 9th day of June, 2007.

URANIUM PARTICIPATION CORPORATION

Per: [signature]

Brenda Lazare
Corporate Secretary

Computershare

URANIUM PARTICIPATION CORPORATION

ANNUAL MEETING OF SHAREHOLDERS

HELD ON JUNE 8, 2007

REPORT ON PROXIES

MOTIONS	NUMBER OF SHARES					PERCENTAGE OF SHARES CAST		
	FOR	AGAINST	WITHHELD	SPOILED	NON VOTE	FOR	AGAINST	WITHHELD
Election of Directors.	12,432,423	0	974,314	108,900	0	92.73%	0.00%	7.27%
Appointment of PricewaterhouseCoopers LLP as auditors and to authorize the Directors to fix the remuneration of the auditors.	13,494,999	0	20,638	0	0	99.85%	0.00%	0.15%

TOTAL SHAREHOLDERS VOTED BY PROXY:	30
TOTAL SHARES ISSUED & OUTSTANDING:	56,003,517
TOTAL SHARES VOTED:	13,515,637
TOTAL % OF SHARES VOTED:	24.13%

MARG FONG
SCRUTINEER

SOHAIL TAHIR
SCRUTINEER

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Uranium Participation Corporation
Symbol :	U
Reporting Period:	05/01/2008 - 05/31/2008

Summary

Issued & Outstanding Opening Balance :	72,323,091	As at :	05/31/2008
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	72,323,091		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Brenda Lazare
Phone:	416-979-1991 366
Email:	blazare@denisonmines.com
Submission Date:	06/05/2008
Last Updated:	06/05/2008

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Uranium Participation Corporation
Symbol :	U.WT.A
Reporting Period:	05/01/2008 - 05/31/2008

Summary

Issued & Outstanding Opening Balance :	2,828,799	As at :	05/31/2008
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	2,828,799		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Brenda Lazare
Phone:	416-979-1991 366
Email:	blazare@denisonmines.com
Submission Date:	06/05/2008
Last Updated:	06/05/2008

PRESS RELEASE

Uranium Participation Corporation

PRESS RELEASE

Cormark Securities Inc.
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2800
Toronto, Ontario M5J 2J2

URANIUM PARTICIPATION CORPORATION – NEW ISSUE

Toronto, February 28, 2008 - Uranium Participation Corporation (the "Company or Uranium Participation Corp.") has today entered into an agreement with Cormark Securities Inc. on behalf of a syndicate of underwriters which consists of Cormark Securities Inc., CIBC World Markets Inc., Dundee Securities Corporation, Raymond James Ltd., Scotia Capital Inc., TD Securities Inc., and National Bank Financial Inc. (the "Underwriters") pursuant to which the Underwriters have agreed to buy and sell to the public 6,375,000 common shares of the Company at a price of $10.20 per common share, representing an aggregate amount of issue of approximately $65.0 million (the "Offering"). Closing is expected on or about March 19, 2008 and is subject to regulatory approval including that of the Toronto Stock Exchange

The Underwriters also have an option to purchase up to an additional 956,250 common shares at the issue price to cover over-allotments for a period of 30 days after the date of Closing.

The net proceeds of the Offering will be used to fund the purchase of 900,000 lbs of U_3O_8.

Caution Regarding Forward-Looking Information

This press release contains certain forward-looking statements and forward-looking information that are based on Uranium Participation Corp.'s current internal expectations, estimates, projections, assumptions and beliefs. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward-looking statements involve numerous factors, assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Participation Corp., may cause actual results to differ materially from the expectations expressed in the forward-looking statement. These factors include, but are not limited to, changes in commodity prices and foreign exchange. For a description of the principal risks of Uranium Participation Corp., see "Risk Factors" in Uranium Participation Corp.'s Annual Information Form dated April 30, 2007, a copy of which is available at www.sedar.com.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward-looking statements. Except where required under applicable securities legislation, Uranium Participation Corp. does not undertake to update any forward-looking information statement.

About Uranium Participation Corporation

Uranium Participation Corp. is an investment holding company created to invest at least 85% of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF6) with the primary investment objective of achieving an appreciation in the value of its uranium holdings. The uranium holdings are physically stored in duly licensed facilities located in Canada, France and the United States. The strategy of Uranium Participation Corp. is to invest primarily in long-term holdings of U_3O_8 and UF6 and not to actively speculate with regard to short-term changes in uranium prices.

Additional information about Uranium Participation Corp. is available on SEDAR at www.sedar.com and on Uranium Participation Corp.'s website at www.uraniumparticipation.com

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

FORMULAIRE 51-102F3
DÉCLARATION DE CHANGEMENT IMPORTANT
POUR UN FONDS DE PLACEMENT

Rubrique 1. Nom et adresse de la société

URANIUM PARTICIPATION CORPORATION
595 Bay Street, suite 402
Toronto (Ontario) M5G 2C2

Rubrique 2. Date du changement important

Le 18 octobre 2007.

Rubrique 3. Communiqué de presse

Un communiqué de presse annonçant le changement dont il est question dans la présente déclaration a été publié le 18 octobre 2007 à Toronto (Ontario) et déposé par la suite sur SEDAR.

Rubrique 4. Résumé du changement important

Uranium Participation Corporation (la « société ») a annoncé la clôture d'un achat ferme déjà annoncé d'un nombre global de 5 134 750 actions ordinaires de la société, qui ont été vendues au prix de 11,20 $ par action ordinaire, pour un produit brut global de 57 509 200 $. Les actions ordinaires vendues dans le cadre du placement incluent notamment 669 750 actions émises par suite de la levée d'une option aux fins d'attributions excédentaires par les preneurs fermes.

Le syndicat de placement était dirigé par Valeurs mobilières Cormark Inc. et était composé de Marchés mondiaux CIBC Inc., Corporation de valeurs mobilières Dundee, Financière Banque Nationale Inc., Scotia Capitaux Inc., Valeurs mobilières TD Inc. et Raymond James Ltée.

Rubrique 5. Description complète du changement important

Voir le communiqué de presse publié le 18 octobre 2007, dont un exemplaire est joint à la présente déclaration.

Rubrique 6. Recours aux sous-paragraphes 11.2(2) ou (3) du règlement 81-106

Sans objet.

Rubrique 7. Renseignements omis

Sans objet.

Rubrique 8. Haut dirigeant

Pour de plus amples renseignements, veuillez communiquer avec les personnes suivantes :

E. Peter Farmer, président
Téléphone : (416) 979-1991, poste 231

James Anderson, chef de la direction financière
Téléphone : (416) 979-1991, poste 372

Rubrique 9. Date de la déclaration

Fait le 22e jour d'octobre 2007.

Uranium Participation Corporation

Communiqué de presse

POUR DIFFUSION IMMÉDIATE **symbole boursier : U (actions ordinaires)**

Uranium Participation Corporation - Clôture d'un appel public à l'épargne

TORONTO, le 18 octobre 2007 – Uranium Participation Corporation (la « société ») est heureuse d'annoncer la clôture d'un achat ferme déjà annoncé d'un nombre global de 5 134 750 actions ordinaires de la société, qui ont été vendues au prix de 11,20 $ l'action ordinaire, pour un produit brut global de 57 509 200,00 $. Les actions ordinaires vendues dans le cadre du placement incluent notamment 669 750 actions émises par suite de la levée d'une option aux fins d'attributions excédentaires par les preneurs fermes.

Le syndicat de placement était dirigé par Valeurs mobilières Cormark Inc. et était composé de Marchés Mondiaux CIBC Inc., Corporation de valeurs mobilières Dundee, Financière Banque Nationale Inc., Scotia Capitaux Inc., Valeurs mobilières TD Inc. et Raymond James Ltée (les « preneurs fermes »).

Le produit du placement a été affecté à l'achat de 217 230 KgU d'hexafluorure d'uranium (UF_6), au financement de l'achat d'uranium et au financement des obligations courantes d'Uranium Participation Corp. Uranium Participation Corp. investira au moins 85 % du produit brut du placement dans l'uranium, qui pourrait comprendre l'oxyde d'uranium en concentrés (« U_3O_8 ») et de l'UF_6.

Ces titres n'ont pas été inscrits conformément à la loi intitulée *Securities Act of 1933* des États-Unis, en sa version modifiée, et ne peuvent être offerts ni vendus aux États-Unis, à moins d'être inscrits en vertu de cette loi ou qu'une dispense de l'obligation d'inscription soit obtenue.

Mise en garde concernant l'information prospective

Le présent communiqué de presse comprend certains énoncés prospectifs et de l'information prospective fondés sur les attentes actuelles, les estimations, projections, hypothèses et croyances d'Uranium Participation Corporation. Les énoncés prospectifs peuvent généralement être identifiés par l'emploi d'une terminologie à caractère prospectif comme les verbes « pouvoir », « s'attendre », « avoir l'intention », « évaluer », « prévoir », « planifier », « estimer », « croire », « continuer » ou leur forme future ou conditionnelle ou toute autre forme, y compris la forme négative ou toute autre terminologie semblable.

De par leur nature même, les énoncés prospectifs s'appuient sur plusieurs facteurs, hypothèses et estimations. Une diversité de facteurs, dont beaucoup échappent à la volonté d'Uranium Participation Corporation, pourraient faire en sorte que les résultats réels diffèrent considérablement des attentes formulées dans l'énoncé prospectif. Ces facteurs comprennent, notamment, des changements dans le prix des marchandises et dans le taux de change. Pour une description plus détaillée des principaux risques auxquels fait face Uranium Participation Corporation, voir la rubrique « Facteurs de risque » dans la notice annuelle d'Uranium Participation Corp datée du 30 avril 2007 dont on peut consulter un exemplaire au www.sedar.com.

Ces facteurs et d'autres facteurs devraient être étudiés attentivement et les lecteurs sont mis en garde de ne pas se fier indûment à ces énoncés prospectifs. Bien que la direction étudie la validité de ses hypothèses et estimations, la survenance d'événements inhabituels et imprévus pourrait faire en sorte qu'elles soient inexactes. Dans de telles circonstances, le rendement futur pourrait différer considérablement des rendements formulés ou escomptés par ces énoncés prospectifs. Sauf dans la mesure où la législation sur les valeurs mobilières applicables l'exige, la société ne s'engage pas à mettre à jour un énoncé prospectif.

À propos d'Uranium Participation Corporation

Uranium Participation Corporation est une société de portefeuille de placements créée dans le but d'investir au moins 85 % de son actif dans l'oxyde d'uranium en concentrés (U_3O_8) et l'hexafluorure d'uranium (UF_6) et dont le principal objectif de placement est de réaliser une plus-value de son portefeuille d'uranium. L'uranium du portefeuille est stocké dans des installations dûment accréditées situées au Canada, en France et aux États-Unis. La stratégie de la société consiste à investir principalement à long terme dans le U_3O_8 et le UF_6 et non d'effectuer des opérations spéculatives en misant sur les fluctuations à court terme du prix de l'uranium.

Il est possible d'obtenir d'autres renseignements au sujet d'Uranium Participation Corporation sur le site SEDAR, au www.sedar.com, ou sur le site d'Uranium Participation Corporation, au www.uraniumparticipation.com.

- 30 -

LE PRÉSENT COMMUNIQUÉ DE PRESSE N'EST PAS DESTINÉ À ÊTRE DIFFUSÉ PAR DES AGENCES DE TRANSMISSION AUX ÉTATS-UNIS NI À ÊTRE DIFFUSÉ AUX ÉTATS-UNIS ET IL NE CONSTITUE PAS UNE OFFRE DES TITRES QUI Y SONT DÉCRITS

Pour de plus amples renseignements, veuillez communiquer avec les personnes suivantes :

E. Peter Farmer, président	(416) 979-1991 poste 231
James Anderson, chef de la direction financière	(416) 979-1991 poste 372

Execution Copy

UNDERWRITING AGREEMENT

Dated as of February 28, 2008

Uranium Participation Corporation
595 Bay Street, Suite 402
Toronto, Ontario
M5G 2C2

Attention: E. Peter Farmer

– and –

Denison Mines Inc.
595 Bay Street, Suite 402
Toronto, Ontario
M5G 2C2

Attention: James R. Anderson

Cormark Securities Inc., CIBC World Markets Inc., Dundee Securities Corporation, Scotia Capital Inc., TD Securities Inc., Raymond James Ltd. and National Bank Financial Inc. (collectively, the "**Underwriters**" and each individually an "**Underwriter**") understand that Uranium Participation Corporation (the "**Corporation**") proposes to issue and sell 6,375,000 common shares of the Corporation (the "**Underwritten Shares**"). You have advised that the Corporation is current in the filing of all materials required to be filed under applicable securities legislation of each of the provinces of Canada and is qualified to file a preliminary short form prospectus in accordance with the requirements of National Instrument 44-101 ("**NI 44-101**") of the Canadian Securities Regulators (as defined below) to qualify the Underwritten Shares and the Additional Shares (as defined below) for distribution in the Qualifying Jurisdictions and for sale to Qualified Institutional Buyers (as hereinafter defined) and Accredited Investors (as hereinafter defined) in the United States in accordance with the terms of Schedule "A" hereto. The offer and sale of Shares (as defined below) by the Corporation is hereinafter referred to as the "**Offering**".

Based on the foregoing, and subject to the terms and conditions contained in this Agreement, the Underwriters offer to purchase, severally and not jointly, from the Corporation the respective percentage of the Shares set forth opposite the respective names of the Underwriters in paragraph 23, and by its acceptance hereof, the Corporation accepts such offer and agrees to sell to the Underwriters the Underwritten Shares on the Closing Date (as defined below) at a price of $10.20 per share being an aggregate purchase price of $65,025,000 (the "**Purchase Price**"), and in the event and to the extent that the Underwriters shall exercise the Over-Allotment Option to purchase Additional Shares as provided herein, the number of Additional Shares as to which election shall have been exercised at a purchase price of $10.20 per share.

The Corporation hereby grants to the Underwriters an over-allotment option (the "**Over-Allotment Option**") for the purpose of covering over-allotments, if any, to purchase any or all of the Additional Shares, upon the terms and conditions set forth herein. The Over-Allotment Option shall be exercisable into the Additional Shares from time to time, in whole or in part, within 30 days from the Closing Date for the Underwritten Shares, by Cormark Securities Inc., on behalf of the Underwriters, giving written notice to the Corporation, specifying (i) the number of Additional Shares to be purchased, and (ii) the Closing Date for the Additional Shares, provided that such Closing Date shall be not less than three Business Days and no more than seven Business Days following the date of such notice. The Additional Shares shall have attributes that are identical to the Underwritten Shares. The Underwritten Shares and the Additional Shares are referred to collectively herein as the **"Shares"**.

In consideration of the agreement of the Underwriters to purchase the Underwritten Shares and the Additional Shares (to the extent the Over-Allotment Option is exercised), the Corporation agrees to pay the Underwriting Fee (as hereinafter defined) to the Underwriters at the Closing Time.

This offer is conditional upon and subject to the additional terms and conditions set forth below.

All actions to be undertaken by the Underwriters in connection with the offering or sale of the Shares in the United States, shall be undertaken through their respective U.S. Dealers.

DEFINITIONS

In this Agreement:

"1933 Act" means the United States *Securities Act of 1933*, as amended;

"1934 Act" means the United States *Securities Exchange Act of 1934*, as amended;

"Additional Shares" means that number of common shares in the capital of the Company equal to the lesser of (i) the over-allocation position of the Underwriters as at the Closing Date (prior to giving effect to the purchase of the Underwritten Shares), and (ii) 956,250;

"affiliate", **"distribution"**, **"material change"**, **"material fact"**, **"misrepresentation"**, and **"subsidiary"** shall have the respective meanings given to them under the *Securities Act* (Ontario);

"Agreement" means the agreement resulting from the acceptance by the Corporation and the Manager of the offer made by the Underwriters by this Agreement;

"Business Day" means a day which is not a Saturday, a Sunday or a statutory or civic holiday in Toronto;

"Canadian Securities Laws" means all applicable securities laws in each of the Qualifying Jurisdictions and the respective regulations and rules under such laws together with applicable published policy statements of the Canadian Securities Regulators in the Qualifying Jurisdictions;

"Canadian Securities Regulators" means the applicable securities commission or regulatory authority in each of the Qualifying Jurisdictions;

"Claim" has the meaning given to it in subparagraph 12(b);

"Closing" means the completion of the sale by the Corporation and the purchase by the Underwriters of the Shares pursuant to the terms and conditions of this Agreement;

"Closing Date" means March 19, 2008, or such other date as the Corporation, the Manager and the Underwriters may agree upon in writing or as may be changed in accordance with subparagraph 4(c) of this Agreement, but in no event shall the Closing Date for the Underwritten Shares be later than March 31, 2008, and in the event the Over-Allotment Option is exercised, "**Closing Date**" shall mean each date on which the Underwriters have agreed to purchase the Additional Shares in accordance with the terms of this Agreement;

"Closing Time" means 8:30 am (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Underwriters may agree;

"Common Shares" means common shares in the capital of the Corporation;

"Cormark" means Cormark Securities Inc.;

"Corporation" means Uranium Participation Corporation;

"Directed Selling Efforts" means "directed selling efforts" as defined in Regulation S;

"Disclosure Document" has the meaning given to it in paragraph 7(e) of this Agreement;

"Documents Incorporated by Reference" means each of the documents referred to in the Preliminary Prospectus and Final Prospectus under the heading "Documents Incorporated by Reference";

"Final Prospectus" means the (final) short form prospectus of the Corporation relating to the qualification for distribution of the Shares and prepared and filed with the Canadian Securities Regulators in accordance with Canadian Securities Laws;

"Financial Information" means the Corporation's financial statements included in or incorporated by reference in the Final Prospectus together with any auditors' report thereon and the notes thereto;

"Income Tax Act" means the *Income Tax Act* (Canada), as amended;

"Indemnified Party" has the meaning given to it in subparagraph 12(b);

"Indemnifier" has the meaning given to it in subparagraph 13(a);

"Management Services Agreement" means the agreement dated as of March 30, 2005, as amended and restated effective March 27, 2006, entered into between the Corporation and the Manager pursuant to which the Manager agreed to manage the Corporation's activities;

"Manager" means Denison Mines Inc., a corporation formed under the laws of the Province of Ontario;

"MRRS" means the mutual reliance review system procedures provided for under National Policy 43-201 "Mutual Reliance Review System for Prospectuses and Annual Information Forms" among the Canadian Securities Regulators; **"MRRS Decision Document"** means, in respect of a Canadian Securities Regulator of a Qualifying Jurisdiction, the decision document, receipt or similar notice or document in respect of the Preliminary or Final Prospectus, as applicable, issued in accordance with the MRRS;

"NI 44-101" has the meaning ascribed thereto in the first paragraph of this Agreement;

"notice" has the meaning given to it in paragraph 21;

"Offering" shall have the meaning ascribed thereto in the first paragraph of this Agreement;

"Offering Documents" means, collectively, the Preliminary Prospectus, the Final Prospectus and any Supplementary Material;

"OSC" means the Ontario Securities Commission;

"Over-Allotment Option" shall have the meaning ascribed thereto in the third paragraph of this Agreement;

"Preliminary Prospectus" means the (preliminary) short form prospectus of the Corporation relating to the qualification for distribution of the Shares and prepared and filed with the Canadian Securities Regulators in accordance with Canadian Securities Laws;

"Prospectus Amendment" means any amendment or supplement to either of the Preliminary Prospectus or the Final Prospectus;

"Purchase Price" has the meaning ascribed thereto in the second paragraph of this Agreement;

"Qualifying Jurisdictions" means all of the provinces of Canada;

"Regulation D" means Regulation D promulgated under the 1933 Act;

"Regulation S" means Regulation S promulgated under the 1933 Act;

"SEC" means the United States Securities and Exchange Commission;

"Shares" has the meaning ascribed thereto in the third paragraph of this Agreement;

"Stock Exchange" means the Toronto Stock Exchange;

"Subsidiaries" means each of Uranium Participation Alberta Corp. and Uranium Participation Cyprus Limited;

"Supplementary Material" means, collectively, any amendment to the Final Prospectus, any amended or supplemental prospectus or ancillary material required to be filed by or on behalf of the Corporation under Canadian Securities Laws in the Qualifying Jurisdictions with any of the Canadian Securities Regulators in connection with the distribution of, *inter alia*, the Shares;

"Transfer Agent" means Computershare Investor Services Inc., at its principal office in the city of Toronto;

"Underwriter" and **"Underwriters"** shall have the meanings ascribed thereto in the first paragraph of this Agreement;

"Underwriting Fee" shall have the meaning ascribed thereto in paragraph 5;

"Underwritten Shares" shall have the meaning ascribed thereto in the first paragraph of this Agreement;

"United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

"U.S. Dealers" means the U.S. broker-dealer affiliates of the Underwriters registered as such with the SEC under Section 15 of the 1934 Act who are members of the National Association of Securities Dealers, Inc. and which have been identified by the Underwriters to the Corporation in writing at or prior to the Closing Time on the Closing Date;

"U.S. Securities Laws" means all applicable securities legislation in the United States, including without limitation the 1933 Act and 1934 Act, and the rules and regulations promulgated thereunder, including judicial and administrative interpretations thereof;

Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders. References to "paragraphs", "subparagraphs" and "clauses" are to the appropriate paragraph, subparagraph or clause of this Agreement.

TERMS AND CONDITIONS

1. Nature of Transaction

The Corporation represents and warrants to, and covenants and agrees with, the Underwriters that:

(a) The Corporation will, as soon as practicable after the execution of this Agreement, prepare and file the Preliminary Prospectus, including copies of any documents or information incorporated by reference therein, with the Canadian Securities Regulators under MRRS, and obtain the MRRS decision document therefor in all Qualifying Jurisdictions no later than 5:00 p.m. (Toronto time) on March 5, 2008.

(b) The Corporation will as soon as practicable after filing the Preliminary Prospectus, prepare and file the Final Prospectus, including copies of any documents or information incorporated by reference therein, with the Canadian Securities Regulators under the Canadian Securities Laws, and will obtain the MRRS decision document therefor in all Qualifying Jurisdictions no later than 5:00 p.m. (Toronto time) on March 12, 2008 (or such other date as may be agreed to in writing by the Company and the Underwriters), and will have taken all other steps and proceedings that may be necessary in order to qualify the Underwritten Shares and the Additional Shares for distribution in each of the Qualifying Jurisdictions by the Underwriters and other persons who are registered in a category permitting them to distribute the Shares and the Additional Shares under the Canadian Securities Laws and who comply with the Canadian Securities Laws.

(c) Until the distribution of the Underwritten Shares and the Additional Shares will have been completed, the Corporation will promptly take or cause to be taken all such additional steps and proceedings from time to time required under the Canadian Securities Laws to continue to qualify the distribution of the Underwritten Shares and the Additional Shares or, in the event that the Underwritten Shares and the Additional Shares have, for any reason, ceased so to qualify, so to qualify again the Underwritten Shares and the Additional Shares.

(d) The Corporation hereby agrees to secure compliance with all securities regulatory requirements on a timely basis in connection with the distribution of the Shares, including by filing within the periods stipulated under Canadian Securities Laws and at the Corporation's expense, all forms required to be filed by the Corporation in connection with the Offering and paying all filing fees required to be paid in connection therewith. Subject to being notified by the Underwriters of the requirements thereof and upon request by the Underwriters, the Corporation also agrees to file within the periods stipulated under Canadian Securities Laws and at the Corporation's expense, all private placement forms required to be filed by them in connection with the Offering and agree to pay all filing fees required to be paid in connection therewith so that the distribution of the Shares outside of the Qualifying Jurisdictions may lawfully occur but without the necessity of filing a prospectus or any similar disclosure document under applicable securities laws outside of the Qualifying Jurisdictions.

(e) The Underwriters agree to assist the Corporation in all reasonable respects to secure compliance with all regulatory requirements in connection with the Offering. Each Underwriter agrees with the Corporation that it will only solicit offers for the purchase of Shares in the United States in accordance with Schedule "A" to this Agreement.

2. Due Diligence

Prior to the filing of the Final Prospectus, the Corporation shall permit the Underwriters and their counsel to review and provide comments on drafts of the Preliminary Prospectus and Final Prospectus, and up to the Closing Time shall allow the Underwriters to conduct any due diligence investigations which each of them reasonably requires in order to fulfill their obligations as an underwriters under the Canadian Securities Laws and in order to enable such Underwriters to responsibly execute the certificate in the Final Prospectus required to be executed by it.

3. (a) Deliveries on Filing of Final Prospectus

No later than the time of filing of the Final Prospectus with the Canadian Securities Regulators, unless otherwise indicated below, the Corporation shall deliver to the Underwriters:

(i) a copy of the Preliminary Prospectus and of the Final Prospectus, signed, filed and certified as required by the Canadian Securities Laws;

(ii) a copy each of the Documents Incorporated by Reference;

(iii) a copy of any other document required to be filed by the Corporation at or prior to the time of filing the Preliminary Prospectus and of the Final Prospectus in compliance with Canadian Securities Laws in connection with the distribution of the Shares;

(iv) a "long-form" comfort letter of PricewaterhouseCoopers LLP, dated as of the date of the Final Prospectus (with the requisite procedures to be completed by PricewaterhouseCoopers LLP within two Business Days of the date of the Final Prospectus), addressed to the Underwriters, the board of directors of the Corporation and the Manager, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to certain financial and accounting information relating to the Corporation in the Final Prospectus, which letter shall be in addition to the auditor's consent letters and comfort letters addressed to the Canadian Securities Regulators;

(v) copies of correspondence indicating that the application for the listing and posting for trading on the Stock Exchange of the Shares have been conditionally approved;

(vi) an opinion of PricewaterhouseCoopers LLP addressed to the Underwriters, in form and substance satisfactory to the Underwriters and their counsel, to the effect that the French language version of the financial information, including the auditors report and the auditors consent, contained in or incorporated by reference into the Preliminary Prospectus and Final Prospectus is, in all material respects, a complete and accurate translation of the English language version thereof; and

(vii) an opinion of Heenan Blaikie LLP addressed to the Underwriters, in form and substance satisfactory to the Underwriters and their counsel, to the effect that, except for the financial information of the Corporation, including the auditors report and the auditors consent, as to which they express no opinion, the French language version of each of the Preliminary Prospectus and the Final Prospectus including the documents incorporated by reference to date is, in all material respects, a complete and accurate translation of the English version of each of the Preliminary Prospectus and the Final Prospectus, respectively.

(b) **Prospectus Amendments**

In the event that the Corporation is required by Canadian Securities Laws to prepare and file a Prospectus Amendment, the Corporation shall prepare and deliver promptly to the Underwriters signed and certified copies of such Prospectus Amendment. Any Prospectus Amendments shall be in form and substance satisfactory to the Underwriters acting reasonably. Concurrently with the delivery of any Prospectus Amendment, the Corporation shall deliver to the Underwriters with respect to such Prospectus Amendment, documents similar to those referred to in clauses 3(a)(iii), (vi) and (vii).

(c) **Commercial Copies**

The Corporation shall cause commercial copies of the Preliminary Prospectus and commercial copies of the Final Prospectus (and, in each case, copies of the U.S. Placement Memorandum (as such term is defined in Schedule "A" hereto)) to be delivered, without charge, to the Underwriters in Toronto and in such other cities in North America and in such quantities as the Underwriters may reasonably request by oral instructions to the printer of such documents. Such delivery of the Preliminary Prospectus and Final Prospectus (and U.S. Placement Memorandum) shall be effected as soon as possible after an MRRS Decision Document has been issued by the Canadian Securities Regulators for the Preliminary Prospectus and Final Prospectus, respectively. Such deliveries shall constitute the consent of the Corporation to the Underwriters' use of the Preliminary Prospectus and Final Prospectus in connection with the distribution of the Shares in the Qualifying Jurisdictions and in the United States in compliance with the provisions of this Agreement and applicable securities laws.

(d) **Qualification of Securities**

The Corporation will promptly from time to time take such action as the Underwriters may reasonably request to qualify the Shares for offering and sale under the Canadian Securities Laws or U.S. Securities Laws as the Underwriters may request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for so long as may be necessary to complete the distribution of the Shares until 90 days after the date hereof; provided that in connection therewith, the Corporation shall not be required to amend its charter documents or bylaws, register any of its securities, comply with ongoing filing or disclosure requirements, qualify as a foreign corporation or subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.

(e) **Distribution of Shares**

The Underwriters shall (and require any selling firm to agree with such Underwriters, for the benefit of the Corporation, to):

(i) offer the Shares for sale to the public only as permitted by applicable law;

(ii) not solicit offers to purchase Shares from, or sell Shares to, any person resident in any jurisdiction other than the Qualifying Jurisdictions, except in a manner which is exempt from registration and prospectus requirements under applicable securities laws and which does not require the Corporation to register any of its securities or comply with ongoing filing or disclosure requirements or other similar requirements or subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject;

(iii) not make use of any "green sheet" or information memorandum in respect of the Corporation that has not first been approved by the Corporation; and

(iv) offer and sell the Shares in the United States only through the Underwriters' respective U.S. Dealers. Any offers and sales of Shares in the United States shall be made in accordance with the terms and conditions set out in Schedule "A" to this Agreement. The terms and conditions and the representations, warranties and covenants of the parties contained in Schedule "A" are hereby incorporated by reference.

(f) **Notice of Completion of Distribution**

After the Closing Time, the Underwriters shall:

(i) use their best efforts to complete the distribution of the Shares as promptly as possible; and

(ii) give prompt written notice to the Corporation when, in the opinion of the Underwriters, they have completed distribution of the Shares and including a breakdown of the gross proceeds realized therefrom in each of the Qualifying Jurisdictions and, if applicable, in the United States.

(g) **Obligations of Underwriters**

The obligations of the Underwriters under this Agreement shall be performed severally and not jointly and severally. No Underwriter shall be responsible for any act or omission by another Underwriter.

4. **Events During Distribution**

(a) **Material Changes or Material Facts**

During the period from the date of this Agreement to the completion of distribution of the Shares, the Corporation shall promptly notify the Underwriters in writing of:

(i) any material change (actual, anticipated, or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation that is not otherwise referred to in the Preliminary Prospectus and Final Prospectus;

(ii) any material fact which has arisen or been discovered that would have been required to have been stated in the Preliminary Prospectus or in the

Final Prospectus had such fact arisen or been discovered on, or prior to, the date of such document; and

(iii) any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Preliminary Prospectus or in the Final Prospectus, which fact or change is, or may be, of such a nature as to render any statement in the Preliminary Prospectus or in the Final Prospectus, as the case may be, misleading or untrue or which would result in a misrepresentation in the Preliminary Prospectus or in the Final Prospectus, as the case may be, or which would result in the Preliminary Prospectus or in the Final Prospectus, as the case may be, not complying (to the extent that such compliance is required) with Canadian Securities Laws.

If at any time during the period from the date of this Agreement to the completion of distribution of the Shares, any event described in clauses (i), (ii) or (iii) above occurs or any condition exists as a result of which it is necessary, in the reasonable opinion of counsel for the Corporation or the Underwriters, to amend or supplement the Preliminary Prospectus or the Final Prospectus, in order that the Preliminary Prospectus or the Final Prospectus, as the case may be, will not include any untrue statements of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a Purchaser, or if it shall be necessary, in the opinion of any such counsel, at any such time to amend or supplement the Preliminary Prospectus or the Final Prospectus, in order to comply with the requirements under Canadian Securities Laws or other applicable laws, the Corporation will promptly prepare and file such Prospectus Amendment as may be necessary to correct such statement or omission or to make the Preliminary Prospectus or the Final Prospectus comply with such laws, and the Corporation will furnish to the Underwriters such number of copies of such amendment or supplement as the Underwriters may reasonably request.

The Corporation shall not file any Prospectus Amendment or other document, however, without first obtaining approval from the Underwriters, after consultation with the Underwriters with respect to the form and content thereof, which approval shall not be unreasonably withheld or delayed. The Corporation shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this subparagraph (a).

(b) **Change in Canadian Securities Laws**

If during the period of distribution of the Shares, there shall be any change in the Canadian Securities Laws which, in the opinion of the Underwriters, acting reasonably, requires the filing of a Prospectus Amendment, the Corporation shall, to the satisfaction of the Underwriters, acting reasonably, promptly prepare and file such Prospectus Amendment with the appropriate securities regulatory authority in each jurisdiction where such filing is required.

(c) **Change in Closing Date**

If a material change occurs or an undisclosed material fact has arisen or been discovered prior to the Closing Date, then, subject to paragraph 11, the Closing Date shall be, unless the Corporation and the Underwriters otherwise agree in writing or unless otherwise required under the Canadian Securities Laws, the later of:

(i) the third Business Day following the date on which all applicable filings or other requirements of the Canadian Securities Laws with respect to such material change or change in a material fact have been made or complied with in all relevant jurisdictions and any appropriate receipts obtained for such filings and notice of such filings from the Corporation or its counsel have been received by the Underwriters; and

(ii) the fifth Business Day following the date upon which the commercial copies of any Prospectus Amendment have been delivered in accordance with subparagraph 3(c).

In no event, however, shall the Closing Date be later than March 31, 2008.

(d) **Notification**

During the period commencing on the date hereof until the Underwriters notify the Corporation of the completion of the distribution of the Shares, the Corporation will promptly inform the Underwriters of the full particulars of:

(i) any request of any Canadian Securities Regulator for any amendment to the Preliminary Prospectus, the Final Prospectus or any Supplementary Material or for any additional information in respect of the offering of the Shares;

(ii) the receipt by the Corporation of any material communication, whether written or oral, from any Canadian Securities Regulator, the Stock Exchange or any other competent authority, relating to the Final Prospectus or the distribution of the Shares;

(iii) any notice or other correspondence received by the Corporation from any governmental body requesting any information, meeting or hearing relating to the Corporation, the Offering, the issue and sale of the Shares or any other event or state of affairs, that the Corporation reasonably believes would have a material adverse effect on the business, assets, financial condition, liabilities or operations of the Corporation; or

(iv) the issuance by any Canadian Securities Regulator, the Stock Exchange or any other competent authority, including any other governmental or regulatory body, of any order to cease or suspend trading or distribution of any securities of the Corporation or of the institution, threat of institution of any proceedings for that purpose or any notice of investigation that could potentially result in an order to cease or suspend trading or distribution of any securities of the Corporation.

5. Services Provided by Underwriters and Underwriting Fee

In consideration for the Underwriters' services in assisting in the preparation of the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendments, in distributing the Shares, both directly and to other registered dealers as brokers, and in performing administrative work in connection with the distribution of the Shares, the Corporation agrees to pay to the Underwriters a fee of $0.408 per Share (the **"Underwriting Fee"**), which is equal to 4.0% of the gross proceeds of the Offering. The Underwriting Fee shall be payable as provided for in subparagraph 6(a). The Underwriting Fee shall be payable by way of set-off of the amount of the Underwriting Fee against, and deduction of the Underwriting Fee from, the Purchase Price. The reasonable fees of counsel to the Underwriters plus disbursements and Goods and Services Tax (as provided for in paragraph 15), shall also be payable by way of set-off of such amount against, and deduction of such amount from, the Purchase Price.

6. Delivery of Purchase Price, Underwriting Fee and Certificate

(a) **Deliveries**

The purchase and sale of the Shares shall be completed at the Closing Time at the offices of Heenan Blaikie LLP, Suite 2600, 200 Bay Street, South Tower, Royal Bank Plaza, Toronto, Ontario, or such other place as the Underwriters and the Corporation may agree upon.

At the Closing Time, the Corporation shall deliver to the Underwriters definitive certificates representing the Shares in favour of the Underwriters or their nominees, against payment by the Underwriters to the Corporation of the Purchase Price, less the Underwriting Fee, by wire transfer or in such other manner as may be mutually agreed upon, in Canadian dollars (if directed to do so by the Corporation, the Underwriters will deliver funds to the Corporation in U.S. dollars based on an exchange rate to be mutually agreed upon), together with a receipt signed by Cormark, on behalf of the Underwriters, for such definitive certificates and a receipt for the Underwriting Fee.

(b) **Delivery of Certificate(s) to Transfer Agent**

The Corporation shall, prior to the Closing Date, make all necessary arrangements for the exchange of the definitive certificate(s) representing the Shares, on the Closing Date, at the principal offices of the Transfer Agent in the City of Toronto for certificates representing such number of Shares registered in such names as shall be designated by the Underwriters not less than 48 hours (or 72 hours if the Closing Date is a Monday) prior to the Closing Time.

The Corporation shall pay all fees and expenses payable to the Transfer Agent in connection with the preparation, delivery, certification and exchange of the Shares, contemplated by this subparagraph 6(b) and the fees and expenses payable to the Transfer Agent in connection with the initial or additional transfers as may be required in the course of the distribution of the Shares.

7. Representations, Warranties and Covenants of the Corporation

The Corporation hereby represents and warrants to the Underwriters and agrees and covenants with the Underwriters, and acknowledges that the Underwriters are relying upon such representations, warranties agreements and covenants, that:

(a) the Corporation is duly incorporated, organized and subsisting under the laws of Ontario and is properly registered under the laws of all jurisdictions in which its business is carried on except where the failure to be so registered would not have a material adverse effect on the business or operations of the Corporation;

(b) Uranium Participation Alberta Corp. and Uranium Participation Cyprus Limited are the only subsidiaries of the Corporation; the Corporation is the sole shareholder of Uranium Participation Alberta Corp and Uranium Participation Cyprus Limited; each of Uranium Participation Alberta Corp. and Uranium Participation Cyprus Limited is a corporation duly incorporated, organized and subsisting under the laws of its jurisdiction of incorporation and is properly registered under the laws of all jurisdictions in which its business is carried on except where the failure to be so registered would not have a material adverse effect on the business or operations of the Corporation;

(c) the Corporation has no interest in the shares of any corporation or in the equity of any entity other than the Subsidiaries;

(d) the Corporation is a reporting issuer not in default in any material respect of any requirement under Canadian Securities Laws;

(e) since February 28, 2007, it has filed and disseminated all financial statements, certificates, reports and documents required to be filed and disseminated in accordance with Canadian Securities Laws (the **"Disclosure Documents"**) and each Disclosure Document complied at the time of filing and dissemination, as the case may be, in all material respects with all requirements of Canadian Securities Laws;

(f) all information contained in each Disclosure Document was accurate and correct in all material respects and none of the Disclosure Documents contained any misrepresentation (as such term is defined under the *Securities Act* (Ontario)) at the time they were filed or disseminated, as the case may be;

(g) the Corporation has the requisite power, authority and capacity to enter into this Agreement and to perform the transactions contemplated herein and the Corporation has the requisite power, authority and capacity to own, lease and to operate its property and assets including licences or other similar rights and to carry on the business customarily carried on by it or as currently proposed to be carried on by it. Each of the Corporation and its Subsidiaries is conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and is duly licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries on business to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated except where such non-compliance or failure to obtain such licence, registration or qualification would not have a material adverse effect on the business or operations of the Corporation and all such licences, registrations and qualifications are valid and subsisting and in good standing;

(h) the Corporation or its Subsidiaries has good and valid marketable title to the U_3O_8 and UF_6 referred to in the Disclosure Documents and in the Financial Information;

(i) other than as disclosed in the Disclosure Documents, none of the assets of the Corporation or its Subsidiaries have been charged, pledged or hypothecated, nor are such assets subject to any security interests to any third party;

(j) all necessary action has been taken by the Corporation to authorize the execution and delivery by the Corporation of this Agreement and to authorize the performance by the Corporation of its obligations hereunder and thereunder, and this Agreement has been duly executed and delivered and constitutes a valid and legally binding obligation of the Corporation, enforceable against it in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of a court);

(k) the Management Services Agreement constitutes a valid and legally binding obligation of the Corporation, enforceable against it in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of a court);

(l) the Corporation has all requisite power, capacity and authority to execute and deliver each of the Preliminary Prospectus and the Final Prospectus and to file such documents with the Canadian Securities Regulators, and all necessary action will be taken by the Corporation to authorize the execution and delivery of the Preliminary Prospectus and Final Prospectus and the filing thereof with the Canadian Securities Regulators;

(m) the Corporation is authorized to issue an unlimited number of Common Shares and, as of February 28, 2008, 64,991,841 Common Shares and 2,828,799 warrants to purchase Common Shares were issued and outstanding and such Common Shares are fully paid and non-assessable shares in the capital of the Corporation, and since February 28, 2008, no Common Shares have been issued, other than pursuant to the exercise of any such warrants;

(n) upon completion of the Offering, the Corporation shall have 71,366,841 issued and outstanding Common Shares (excluding only shares issuable upon the valid exercise of outstanding warrants or Over-Allotment Option after such date), all of which will be fully paid and non-assessable and no person, firm or corporation has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Corporation of any unissued Common Shares of the Corporation except as otherwise referred to in the Preliminary Prospectus;

(o) the Shares have been, or prior to the Closing Time will be, duly authorized for issuance; when a certificate for such Shares is countersigned by the Transfer Agent and issued, delivered and paid for, such Shares will be validly issued and fully paid and all statements made in the Final Prospectus describing such securities will be accurate in all material respects;

(p) no agreement is currently in force or effect that in any manner affects the voting or control of any of the securities of the Corporation and, at the Closing time, no such agreement will be in force or effect;

(q) the Shares are not, and at the Closing Time will not be, "foreign property" as defined in the *Income Tax Act*;

(r) at the Closing Time, the Shares will not be precluded as investments under the statutes set forth in the Final Prospectus under the heading entitled "Eligibility for Investment", and will be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans within the meaning of the *Income Tax Act*;

(s) the form and terms of the certificate for each of the Shares, has been approved and adopted by the Corporation and do not conflict with the constating documents of the Corporation;

(t) to the best of the Corporation's knowledge, there is no action, proceeding or investigation pending or threatened against the Corporation before or by any federal, provincial, municipal or other governmental department, commission, board or agency, domestic or foreign, which is reasonably expected to result in any material change in the business or in the condition (financial or otherwise) of the Corporation or its properties or assets (taken as a whole), or which questions the validity of any action taken or to be taken by the Corporation pursuant to or in connection with this Agreement;

(u) the Financial Information has been prepared in conformity with Canadian generally accepted accounting principles;

(v) the Financial Information presents fairly in all material respects the financial position of the Corporation as at the date of such statements;

(w) the Corporation is not in violation of, and the execution and delivery of this Agreement and the performance by the Corporation of its obligations under this

Agreement and the Management Services Agreement will not result in any breach or, violation of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time, or both, would constitute a default under any term or provision of the constating documents of the Corporation or any resolution of the directors or shareholders of the Corporation or any material contract, mortgage, note, indenture, joint venture or partnership arrangement, agreement (written or oral), instrument, lease, judgment, decree, order, statute, rule, licence or regulation applicable to the Corporation;

(x) each of the agreements entered into by the Manager on behalf of the Corporation or its Subsidiaries with licensed operators at licensed uranium conversion and enrichment facilities (referred to in the Disclosure Documents) is enforceable by the Corporation or its Subsidiaries, as the case may be, and the Manager in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of a court);

(y) no approval, authorization, consent or other order of, and no filing, registration or recording with, any governmental authority is required of the Corporation in connection with the execution and delivery or with the performance by the Corporation of this Agreement except as disclosed in the Preliminary Prospectus and compliance with the Canadian Securities Laws with regard to the distribution of the Shares in the Qualifying Jurisdictions;

(z) to the knowledge of the Corporation, no securities commission, stock exchange or comparable authority has issued any order preventing or suspending the use or effectiveness of the Preliminary Prospectus, the Final Prospectus or any Prospectus Amendment or preventing the distribution of the Shares in any Qualifying Jurisdiction nor instituted proceedings for that purpose and, to the knowledge of the Corporation, no such proceedings are pending or contemplated;

(aa) the Corporation is not, and upon consummation of the transactions contemplated hereby will not be, an "investment company" or an entity "controlled by an investment company" as such terms are defined in the United States *Investment Company Act of 1940*, as amended;

(bb) to the knowledge of the Corporation, the Corporation is not a "related issuer" or "connected issuer" (as such terms are defined under the Canadian Securities Laws) of any Underwriter;

(cc) as at their respective dates, each of the Preliminary Prospectus and the Final Prospectus comply or will comply, as the case may be, in all material respects with the Canadian Securities Laws and, at the time of delivery of the Shares to the Underwriters, the Final Prospectus will comply in all material respects with the Canadian Securities Laws;

(dd) the Preliminary Prospectus and the Final Prospectus will contain, full, true and plain disclosure of all material facts required to be stated therein relating to the Corporation, the operations of the Corporation and the Shares, and as of their respective date of filing contain no untrue statement of a material fact and do not omit to state a material fact regarding the Corporation and its business and affairs that is necessary to make any statement therein not misleading in light of the circumstances in which it was made; provided, however, that this representation and warranty shall not apply to statements or omissions made in reliance upon and in conformity with information relating to the Underwriters furnished in writing to the Corporation by the Underwriters expressly for use in the Preliminary Prospectus or the Final Prospectus;

(ee) there are no reports, documents or information that in accordance with the requirements of the Canadian Securities Regulators must be made publicly available or filed in connection with the offering of the Shares that have not been made publicly available or filed as required;

(ff) the delivery by the Corporation of any signed Prospectus Amendment or material change report required to be filed under the Canadian Securities Laws will constitute a representation and warranty by the Corporation to the Underwriters that all the information and statements contained therein (except information and statements relating to the Underwriters) are true and correct and that no material information has been omitted therefrom which is necessary to make the statements contained therein not misleading;

(gg) the members of the Corporation's Independent Review Committee have been duly appointed in compliance with National Instrument 81-107 *Independent Review Committee for Investment Funds;*

(hh) the Corporation does not require any license or other approval under the applicable statutes, ordinances, rules, regulations, orders or decrees (including, without limitation, "Environmental Laws" as hereinafter below) of any governmental entities, regulatory agencies or bodies asserting or claiming jurisdiction over it or over any part of its operations or assets to carry on its business as described in the Preliminary Prospectus (other than as such as has been obtained under Canadian Securities Laws); Environmental Laws means any foreign, federal, provincial, state or local laws or regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (**"Environmental Laws"**) which affect or otherwise have any application to the Corporation or its business, properties and assets (taken as a whole), or to which the Corporation is otherwise subject. The Corporation does not require any license or other approval under any Environmental Laws to conduct its business; and

(ii) the Transfer Agent, at it principal offices in the City of Toronto, Ontario, has been duly appointed as transfer agent and registrar in respect of the Common Shares.

8. Representations, Warranties and Covenants of the Manager

The Manager represents and warrants to the Underwriters and agrees and covenants with the Underwriters, and acknowledges that the Underwriters are relying upon such representations, warranties, agreements and covenants that:

(a) the Manager is duly incorporated, organized and subsisting under the laws of Ontario, and has all requisite power, capacity and authority to enter into and deliver this Agreement and to perform its obligations hereunder and under the Management Services Agreement;

(b) all necessary corporate action has been taken by the Manager to authorize the execution and delivery by the Manager of this Agreement and to authorize the performance of its obligations hereunder, and this Agreement has been duly executed and delivered and constitutes a valid and legally binding obligation of the Manager, enforceable against the Manager, in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of a court);

(c) the Management Services Agreement has been duly executed and delivered and constitutes a valid and legally binding obligation of the Manager, enforceable against it in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of a court);

(d) the Manager has all requisite power, capacity and authority to execute and deliver each of the Preliminary Prospectus and the Final Prospectus and all necessary action will be taken by the Manager to authorize the execution and delivery of the Preliminary Prospectus and the filing thereof with the Canadian Securities Regulators;

(e) the Manager will take all necessary action to authorize the execution and delivery of the Final Prospectus and the filing thereof with the Canadian Securities Regulators;

(f) the Manager is not in violation of, and the execution and delivery of this Agreement and the performance by the Manager of its obligations under this Agreement and the Management Services Agreement will not result in any breach or violation of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time, or both, would constitute a default under any term or provision of the constating documents of the Manager or any resolution of the directors or shareholders of the Manager or any material contract, mortgage, note, indenture, joint venture or partnership arrangement, agreement (written or oral), instrument, lease, judgment, decree, order, statute, rule, licence or regulation applicable to the Manager;

(g) each of the agreements entered into by the Manager on behalf of the Corporation or its Subsidiaries with licensed operators at licensed uranium conversion and enrichment facilities (referred to in the Preliminary Prospectus) is enforceable by the Manager and the Corporation or its Subsidiaries in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of a court);

(h) no approval, authorization, consent or other order of, and no filing, registration or recording with, any governmental authority is required of the Manager in connection with the execution and delivery or with the performance by the Manager of this Agreement; and

(i) the Manager is in material compliance with each material license held by it and is not in violation of, or in default in any material respect under, the applicable statutes, ordinances, rules, regulations, orders or decrees (including, without limitation, Canadian Securities Laws and Environmental Laws) of any governmental entities, regulatory agencies or bodies asserting or claiming jurisdiction over it or over any part of its operations or assets, except for such violations and defaults which, singly or in the aggregate, would not have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Manager.

9. Covenants of the Corporation

The Corporation hereby covenants to the Underwriters, and acknowledges that the Underwriters are relying on such covenants in connection with acting as exclusive agents of the Corporation for the Offering, that the Corporation shall:

(a) for a period of 12 months following the final Closing Date, use its commercially reasonable efforts to maintain its status as a reporting issuer under Canadian Securities Laws in the Qualifying Jurisdictions, not in default of any requirement of such Canadian Securities Laws;

(b) for a period of 90 days from the final Closing Date, not issue any additional securities in the capital of the Corporation other than pursuant to previously issued securities of the Corporation, without the prior written consent of Cormark, on behalf of the Underwriters, except in conjunction with this Agreement;

(c) use the net proceeds of the Offering for the purposes described in the Final Prospectus;

(d) make application to list the Shares on the Stock Exchange; and

(e) to take all necessary corporate action to authorize the execution and delivery of the Final Prospectus and the filing thereof with the Canadian Securities Regulators.

10. Conditions

The Underwriters' obligation to purchase the Shares at the Closing Time is subject to the accuracy of the representations and warranties of the Corporation and of the Manager contained in this Agreement, both, unless otherwise expressed, as of the date of this Agreement and as of the Closing Time, the performance by the Corporation of its obligations under this Agreement and the following additional conditions:

(a) the Underwriters shall have received at the Closing Time an opinion addressed to the Underwriters and Borden Ladner Gervais LLP, in form and substance satisfactory to the Underwriters and its counsel, acting reasonably, dated the Closing Date from counsel to the Corporation, Heenan Blaikie LLP, with respect to such matters related to the transactions contemplated hereby reasonably requested by the Underwriters. In providing such opinion, such counsel may rely upon the opinions of local counsel where they deem such reliance proper as to the laws other than those of Canada, Ontario, British Columbia, Alberta and Quebec and as to matters of fact, on certificates of the Transfer Agent, auditors, public and stock exchange officials, officers of Corporation or the Manager;

(b) the Underwriters shall have received at the Closing Time a legal opinion dated the Closing Date from the Underwriters' counsel, Borden Ladner Gervais LLP, with respect to matters related to the transactions contemplated hereby reasonably requested by the Underwriters. In providing such opinion Borden Ladner Gervais LLP shall be entitled to rely on the opinions of local counsel or Heenan Blaikie LLP as to matters governed by the laws of jurisdictions other than the laws of Canada and Ontario, and as to matters of fact, on certificates of the Transfer Agent, public and stock exchange officials and officers of the Corporation or the Manager. Borden Ladner Gervais LLP shall also be entitled to rely upon the opinion of Heenan Blaikie LLP with respect to the matters relating to the Corporation and the Manager;

(c) the Underwriters shall have received at the Closing Time a favourable legal opinion, in form and substance satisfactory to the Underwriters, to the effect that (i) no registration of the Shares is required under the 1933 Act provided that the sale is made in accordance with Schedule "A" of this agreement, it being understood that such counsel need not express its opinion with respect to any subsequent resales of any of the Shares; and (ii) the Corporation is not registered or required to be registered under United States *Investment Company Act of 1940*;

(d) the Underwriters shall have received at the Closing Time a letter dated the Closing Date from PricewaterhouseCoopers LLP addressed to the Underwriters and to the board of directors of the Corporation in form and substance satisfactory to the Underwriters, acting reasonably, confirming the continued accuracy of the comfort letter to be delivered to the Underwriters pursuant to subparagraph 3(a)(iii) with such changes as may be necessary to bring the information in such letter forward to within two Business Days of the Closing Date which changes shall be acceptable to the Underwriters;

(e) the Underwriters shall have received at the Closing Time a certificate dated the Closing Date signed by an appropriate officer of the Corporation addressed to the Underwriters and its counsel, with respect to the constating documents of the Corporation, all resolutions of the directors of the Corporation relating to this Agreement, the Management Services Agreement, the Preliminary Prospectus, the Final Prospectus, the incumbency and specimen signatures of signing officers and with respect to such other matters as the Underwriters may reasonably request;

(f) the Underwriters shall have received at the Closing Time a certificate dated the Closing Date signed by an appropriate officer of the Manager addressed to the Underwriters and its counsel, with respect to the constating documents of the Manager, all resolutions of the directors of the Manager relating to this Agreement, the Management Services Agreement, the Preliminary Prospectus, the Final Prospectus, the incumbency and specimen signatures of signing officers and with respect to such other matters as the Underwriters may reasonably request;

(g) the Underwriters shall have received at the Closing Time a certificate dated the Closing Date signed on behalf of the Corporation, addressed to the Underwriters certifying for and on behalf of the Corporation after having made due enquiry and after having carefully examined the Final Prospectus, that:

(i) since the respective dates as of which information is given in the Final Prospectus as amended by any Prospectus Amendments (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets or liabilities (contingent or otherwise) or capital of the Corporation, and (B) no transaction has been entered into by the Corporation which is material to the Corporation, other than as disclosed in the Final Prospectus, or any Prospectus Amendments, as the case may be;

(ii) no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Common Shares, the Shares or any other securities of the Corporation has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under any of the Canadian Securities Laws or by any other regulatory authority;

(iii) the Corporation has duly complied with all the terms and conditions of this Agreement on its part to be complied with up to the Closing Time; and

(iv) the representations and warranties of the Corporation contained in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time;

(h) the Underwriters shall have received at the Closing Time a certificate dated the Closing Date signed on behalf of the Manager, addressed to the Underwriters certifying for and on behalf of the Manager after having made due enquiry and after having carefully examined the Final Prospectus, that:

(i) since the respective dates as of which information is given in the Final Prospectus as amended by any Prospectus Amendments (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets or liabilities (contingent or otherwise) or capital of the Manager, and (B) no transaction has been entered into by the Manager which is material to the business of the Corporation, other than as disclosed in the Final Prospectus, or any Prospectus Amendments, as the case may be;

(ii) the Manager has duly complied with all the terms and conditions of this Agreement on its part to be complied with up to the Closing Time; and

(iii) the representations and warranties of the Manager contained in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time;

(i) there are no reports or information that in accordance with the requirements of the Canadian Securities Regulators must be made publicly available in connection with the sale of the Shares that have not been made publicly available as required; there are no documents required to be filed with the Canadian Securities Regulators in connection with the Final Prospectus that have not been filed as required and delivered to the Underwriters; there are no contracts, documents or other materials required to be described or referred to in the Final Prospectus that are not described, or referred to as required and delivered to the Underwriters;

(j) the Underwriters shall have received at the Closing Time a certificate from the Transfer Agent dated the Closing Date and signed by an authorized officer of the Transfer Agent, confirming the issued Common Shares of the Corporation;

(k) the Underwriters shall have received copies of all required approvals from the Stock Exchange in respect of the conditional listing and posting for trading of the Shares on the Stock Exchange;

(l) the Underwriters and counsel for the Underwriters shall have received from the Corporation and the Manager such further certificates, documents and other information as they may have reasonably requested; provided, however, that the Underwriters or their counsel shall request any such certificate, document or other information within a reasonable period prior to the Closing Time.

11. Termination Rights

(a) Litigation

If any inquiry, action, suit, investigation or other proceeding, whether formal or informal is commenced, threatened or announced or any order is made by any federal, provincial state, municipal or other governmental department, commission, board, bureau, agency or authority, including without limitation, the Stock Exchange or any Canadian Securities Regulator, or any law or regulation is enacted or changed, which, in the reasonable opinion of any Underwriter, operates to prevent or restrict the distribution or trading of the Common Shares or Shares or materially and adversely affects or will materially and adversely affect the market price or value of the Common Shares, each Underwriter shall be entitled, at its sole option, in accordance with subparagraph 11(e), to terminate its obligations under this Agreement by notice to that effect given to the Corporation at any time prior to the Closing Time.

(b) Disaster Out

Each Underwriter shall be entitled, at its sole option, in accordance with subparagraph 11(e), to terminate this Agreement, by notice to the Corporation, at any time at or prior to Closing Time (i) if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, or any law or regulation (or proposed law or regulation), which in the opinion of any Underwriter adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation and its Subsidiaries, taken as a whole, or (ii) trading in any securities of the Corporation has been suspended or limited by the Stock Exchange, any of the Canadian Securities Regulators or any other securities regulatory authority having jurisdiction over the distribution of the Shares, or (iii) if a banking moratorium has been declared by Canadian, U.S. Federal or state authorities.

(c) Material Change

If, prior to the Closing Time, there should occur, or is discovered by any Underwriter, any material change, any previously undisclosed material fact or a change in any material fact such as is contemplated in subparagraph 4(a), which results in or in any Underwriter's reasonable opinion, is reasonably expected to have a significant adverse effect on the market price or value of the Shares, each Underwriter shall be entitled, at its sole option, in accordance with subparagraph 11(e), to terminate its obligations under this Agreement by written notice to that effect given to the Corporation at any time prior to the Closing Time.

(d) Conditions

The Corporation agrees that all terms and conditions of Section 10 shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use all reasonable commercial efforts to cause such conditions to be complied with, and that any breach or failure by the Corporation to comply with any such conditions shall entitle each Underwriter to terminate its obligations under this Agreement by notice to that effect given to the Corporation at or prior to the Closing Time, unless otherwise expressly provided in this Agreement. Each Underwriter may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon an Underwriter only if such waiver or extension is in writing and signed by the Underwriter.

(e) **Exercise of Termination Rights**

The rights of termination contained in subparagraphs 11(a), (b), (c) and (d) are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Corporation or Manager in respect of any of the matters contemplated by this Agreement or otherwise. In the event that any Underwriter exercises such rights of termination, there shall be no further liability on the part of such Underwriter to the Corporation or on the part of the Corporation to such Underwriter except in respect of any liability which may have arisen or may later arise under paragraphs 12, 13 and 16.

12. Indemnity

(a) **Indemnity**

The Corporation indemnifies and saves harmless each of the Underwriters and their respective affiliates (which shall include, without limitation, each of the U.S. Dealers) and each of their respective directors, officers, employees and agents from and against all liabilities, claims, losses (other than loss of profits), reasonable costs, damages and reasonable expenses (including, without limitation any legal fees or other expenses reasonably incurred by such Underwriter in connection with defending or investigating any such action or claim) in any way caused by, or arising directly or indirectly from, or in consequence of:

(i) any information or statement (except any statement relating solely to the Underwriters and provided by the Underwriters for use therein) contained in this Agreement, the Preliminary Prospectus or the Final Prospectus, or any Prospectus Amendments thereto or supplements which, at the time and in the light of the circumstances under which it was made, contains or is alleged to contain a misrepresentation;

(ii) any omission or alleged omission to state in the Preliminary Prospectus or the Final Prospectus, or any Prospectus Amendments or supplements thereto, any fact (except facts relating solely to the Underwriters and provided by the Underwriters expressly for use therein), whether material or not, regarding the Corporation, its Subsidiaries or the Manager (with respect to any obligations of the Manager arising from the Management Services Agreement) and each of the Corporation's and the Subsidiaries' business and affairs that is necessary to make any statement therein not misleading (in the case of the Preliminary Prospectus and Final Prospectus) in light of the circumstances in which it was made;

(iii) any order made or enquiry, investigation or proceedings commenced or threatened by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement or omission or alleged statement or omission regarding facts relating solely to the Underwriters and provided by the Underwriters expressly for use therein) in the Preliminary Prospectus or the Final Prospectus, or any Prospectus Amendments or supplements thereto or based upon any failure to comply with the Canadian Securities Laws (other than any failure or alleged failure to comply by the Underwriters), preventing or restricting the trading in or the sale or distribution of the Shares in any of the Qualifying Jurisdictions;

(iv) the non-compliance or alleged non-compliance by the Corporation with any of the Canadian Securities Laws, including the Corporation's non-compliance with any statutory requirement to make any document available for inspection; or

(v) any breach by the Corporation of its representations, warranties, covenants or obligations to be complied with under this Agreement.

This indemnity shall cease to enure to the benefit of an Underwriter, if and to the extent that (i) a court of competent jurisdiction determines, in a final judgement, that any Claim (as defined below) is a result of or arises out of the recklessness or wilful misconduct, negligence, dishonesty or fraudulent acts of such Underwriter; or (ii) a copy of the Final Prospectus (as then amended or supplemented, if the Corporation shall have furnished any amendments or supplements thereto) was not sent or given by or on behalf of such Underwriter to a person asserting any such losses, claims, damages or liabilities, if required by law so to have been delivered by such Underwriter to such person, at or prior to the written confirmation of the sale of the Shares to such person, and if the Final Prospectus (as so amended or supplemented) delivered to such Underwriter a reasonable amount of time in advance of such confirmation would have cured the defect giving rise to such losses, claims, damages or liabilities.

(b) **Notification of Claims**

If any matter or thing contemplated by subparagraph 12(a) (any such matter or thing being referred to as a "**Claim**") is asserted against any person or company in respect of which indemnification is or might reasonably be considered to be provided, such person or company (the "**Indemnified Party**") will notify the Corporation as soon as practically possible of the nature of such Claim (but the omission so to notify the Corporation of any potential Claim shall not relieve the Corporation from any liability which it may have to any Indemnified Party and any omission so to notify the Corporation of any actual Claim shall affect the Corporation's liability only to the extent that it is materially prejudiced by that failure). Subject to subparagraph 12(d), the Corporation shall be entitled to participate in and, to the extent that it shall wish, to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, that no settlement of any such Claim or admission of liability may be made by the Corporation or the Indemnified Party without the prior written consent of the other parties, acting reasonably, and the Corporation shall not be liable for any settlement of any such Claim unless it has consented in writing to such settlement. The Corporation shall not settle any Claim, or compromise or consent to any judgement unless such settlement, compromise or judgement (i) includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any Indemnified Party.

(c) **Right of Indemnity in Favour of Others**

With respect to any Indemnified Party who is not a party to this Agreement, the Indemnified Parties who are party to this Agreement shall obtain and hold the rights and benefits of this paragraph in Corporation for and on behalf of such Indemnified Party.

(d) **Retaining Counsel**

In any Claim, the Indemnified Party shall have the right to retain other counsel to act on its behalf, provided that the reasonable fees and disbursements of such counsel shall be paid by the Indemnified Party unless (i) the Corporation fails to assume the defence of such suit on behalf of the Indemnified Party within 10 days of receiving written notice of such suit; (ii) the Corporation and the Indemnified Party shall have mutually agreed to the retention of the other counsel; or (iii) the named parties to any such Claim (including any added third or impleaded party) include the Indemnified Party, the Corporation and the Indemnified Party shall have been advised by counsel that the representation of all parties by the same counsel would be inappropriate due to the actual or potential differing interests between them. In no event shall the Corporation be liable to pay the fees and disbursements of more than one firm of separate counsel for all Indemnified Parties and, in addition, one firm of local counsel in each applicable jurisdiction.

13. Contribution

(a) **Contribution by the Corporation**

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in paragraph 12 is unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any Claim, the Corporation (the "**Indemnifier**") and the Underwriters shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by the Corporation as a result of such Claim in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the Underwriters on the other hand from the offering of the Shares; or if this allocation is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to above but also the relative fault of the Corporation on the one hand and the Underwriters on the other hand in connection with the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 12 which resulted in such Claim, as well as any other relevant equitable considerations.

The relative benefits received by the Corporation on the one hand and the Underwriters on the other hand shall be deemed to be in the same proportion as the total proceeds (net of the fee payable to the Underwriters but before deducting expenses) received (directly or indirectly) by the Corporation from the issue and sale of the Shares bears to the fee received by the

Underwriters, in each case, as set out in the table on the face page of the English language version of the Final Prospectus. The relative fault of the Corporation on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 12 which resulted in Claim relates to information supplied by or steps or actions taken or done by or on behalf of the Corporation or to information supplied by or steps or actions taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 12. The amount paid or payable by an Indemnified Party as a result of the Claim referred to above shall include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such Claim, whether or not resulting in any such action, suit, proceeding or claim. The Corporation and the Underwriters agree that it would not be just and equitable if contribution pursuant to this paragraph 13 were determined by any method of allocation which does not take into account the equitable considerations referred to immediately above. A person who is determined by a court of competent jurisdiction in a final judgement to have engaged in any fraud, fraudulent misrepresentation, recklessness or gross negligence shall not, to the extent that the Claim was caused by that activity, be entitled to claim contributions therefor from any person who is not determined by a court of competent jurisdiction in a final judgement to have engaged in that fraud, fraudulent misrepresentation, recklessness or gross negligence.

(b) **Right of Contribution in Addition to Other Rights**

The rights to contribution provided in this paragraph 13 shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law.

(c) **Calculation of Contribution**

In the event that the Indemnifier may be held to be entitled to contribution from the Underwriters under the provisions of any statute or at law, the Indemnifier shall be limited to contribution in an amount not exceeding the lesser of:

(i) the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined in subparagraph 13(a), and

(ii) the amount of the fee actually received by the Underwriters from the Corporation under this Agreement.

(d) **Notice of Claim for Contribution**

Notification to the Corporation of a Claim pursuant to subparagraph 12(b) shall be deemed to also constitute notice to the Corporation that a claim for contribution by the Underwriters may arise and omission to so notify shall have similar effect.

(e) **Right of Contribution in Favour of Others**

The Corporation hereby acknowledges and agrees that, with respect to paragraphs 12 and 13 hereof, each Underwriter is contracting on its behalf and as agent for its affiliates and for its and its affiliates' directors, officers, employees and agents (collectively, the "**Beneficiaries**"). In this regard each Underwriter shall act as trustee for the Beneficiaries of the Corporation's covenants under paragraphs 12 and 13 hereof with respect to the Beneficiaries and accept these trusts and shall hold and enforce the covenants on behalf of the Beneficiaries.

14. Severability

If any provision of paragraph 12 or 13 is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

15. Expenses

All expenses of or incidental to the issue, sale and delivery of the Shares and all expenses of or incidental to all other matters in connection with the transactions set out in this Agreement shall be borne by the Corporation including, without limitation, fees and expenses payable in connection with the qualification of the Shares, the reasonable fees of counsel to the Underwriters plus disbursements and Goods and Services Tax, all fees and disbursements of counsel to the Corporation, Manager, local counsel and U.S. counsel, all fees and expenses of the Corporation's auditors, fees and expenses relating to the marketing of the Shares (including, without limitation, "road shows", marketing meetings, marketing documentation and institutional investor meetings) and all reasonable out-of-pocket expenses of the Underwriters (including Underwriters' travel expenses in connection with due diligence, marketing meetings and "road shows") and all costs incurred in connection with the preparation and printing of the Preliminary Prospectus, Final Prospectus, Prospectus Amendments and certificates representing the Shares. All amounts to be paid by the Corporation under this paragraph 15 shall be paid forthwith upon receiving an invoice therefor.

16. Survival of Representations and Warranties

The respective representations, warranties, obligations and agreements of the Corporation and the several Underwriters contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Shares shall survive the purchase of the Shares and shall continue in full force and effect unaffected by any subsequent disposition of the Shares by the Underwriters or the termination of the Underwriters' obligations and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters or the Corporation, or any officer, director or controlling person of the Corporation in connection with the preparation of the Preliminary Prospectus or Final Prospectus or the distribution of the Shares for a period of three years from the Closing Date.

17. Time of the Essence

Time shall be of the essence of this Agreement.

18. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in Ontario.

19. Currency

All references herein to dollar amounts, unless otherwise indicated, are to lawful money of Canada.

20. Successors

This Agreement shall enure to the benefit of, and be binding on, the parties to this Agreement and any of their respective successors.

21. Notice

Unless otherwise expressly provided in this Agreement, any notice, statement, request or other communication to be given under this Agreement (a "**notice**") shall be in writing addressed to:

(i) the **Corporation** or the **Manager** at:

595 Bay Street, Suite 402
Toronto, ON M5G 2C2

Attention: E. Peter Farmer
Fax: (416) 979-5893

with a copy to:

Heenan Blaikie LLP
1055 West Hastings Street
Suite 2200
Vancouver, BC V6E 2E9

Attention: Catherine Wade
Fax: (866) 698-6911

(ii) the **Underwriters** at:

Cormark Securities Inc.
Royal Bank Plaza, South Tower
Suite 3450
Toronto, ON M5J 2J2

Attention: Peter Grosskopf
Fax: (416) 943-6496

CIBC World Markets Inc.
161 Bay Street
BCE Place, 7th Floor
Toronto, ON M5J 2S8

Attention: Richard G. McCreary
Fax: (416) 594-8848

Dundee Securities Corporation
1 Adelaide Street East, Suite 2700
4th Floor
Toronto, ON M5H 3R3

Attention: Vilma Jones
Fax: (416) 350-3312

Scotia Capital Inc.
40 King Street West
Scotia Plaza,
P.O. Box 4085, Station "A"
Toronto, ON M5W 2X6

Attention: Jeffrey Richmond
Fax: (416) 863-7117

TD Securities Inc.
66 Wellington St. West
TD Tower, 8th Floor
Toronto, ON M5K 1A2

Attention: Gorden Glenn
Fax: (416) 983-1752

Raymond James Ltd.
Scotia Plaza, Suite 5300
40 King Street West
Toronto, ON M5H 3Y2

Attention: David Greifenberger
Fax: (416) 777-7114

National Bank Financial Inc.
The Exchange Tower, Suite 3200
130 King Street West
Toronto, ON M5X 1J9

Attention: Steven Farber

Fax: (416) 869-8013

with a copy to:

Borden Ladner Gervais LLP
40 King Street West, Suite 4400
Toronto, ON M5H 3Y4

Attention: Philippe Tardif
Fax: (416) 361-2559

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by facsimile transmission to the addressee and (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by facsimile transmission shall be deemed to be given and received on the first Business Day following the day on which it is sent.

22. Action by Underwriters

All steps which must or may be taken by the Underwriters in connection with this Agreement, with the exception of the matters relating to termination contemplated by paragraph 11 or matters relating to indemnity and contribution contemplated by paragraphs 12 and 13, may be taken by Cormark on behalf of itself and the remaining Underwriters and the execution and delivery of this Agreement by the Corporation and the Underwriters shall constitute the Corporation's authority for accepting notification of any such steps from, and for delivery of the definitive documents constituting the Shares to, Cormark. Cormark agrees to consult with the other Underwriters with respect to all material matters.

23. Underwriters' Obligations

The obligation of the Underwriters to purchase the Shares at the Closing Time shall be several and not joint and several and shall be limited to the percentages of the aggregate number of Shares set out opposite the name of each of the Underwriters below:

Cormark Securities Inc.	-	33.0%
CIBC World Markets Inc.	-	15.0%
Dundee Securities Corporation	-	15.0%
Scotia Capital Inc.	-	10.0%
TD Securities Inc.	-	10.0%
Raymond James Ltd.	-	10.0%
National Bank Financial Inc.	-	7.0%

In the event that any Underwriter shall fail to purchase its applicable percentage of the Shares at the Closing Time, the others shall have the right, but shall not be obligated, to purchase all of the percentage of the Shares which would otherwise have been purchased by that one of the Underwriters which is in default. In the event that such right is not exercised, the others which are not in default shall be relieved of all obligations to the Corporation and there shall be no further liability on the part of the Corporation to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under paragraphs 12, 13 and 15. Nothing in this paragraph shall oblige the Corporation to sell to the Underwriters less than all of the Underwritten Shares or relieve from liability to the Corporation any Underwriter which shall be so in default.

24. Counterparts and by Facsimile

This Agreement may be executed by any one or more of the parties to this Agreement in any number of counterparts, and may be delivered by facsimile, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

25. Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes any and all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties and, except as incorporated by reference above, there are no warranties, representations or other agreements between the parties in connection with the subject matter of this Agreement unless signed by each party and purporting to be an amendment to this Agreement. This Agreement shall constitute the entire agreement with respect to the purchase of the Shares among the parties, and in the event of an inconsistency or conflict with the letter agreement between the Corporation and Cormark Securities Inc. dated February 28, 2008, the terms of this Agreement shall prevail.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing this agreement where indicated below and returning same to us whereupon this agreement as so accepted shall constitute an Agreement among us.

Yours very truly,

CORMARK SECURITIES INC.

By: (signed) *"Peter Grosskopf"*
Authorized Signatory

CIBC WORLD MARKETS INC.

By: (signed) *"Rick G. McCreary"*
Authorized Signatory

DUNDEE SECURITIES CORPORATION

By: (signed) *"Robert Klassen"*
Authorized Signatory

SCOTIA CAPITAL INC.

By: (signed) *"Jeffrey W. Richmond"*
Authorized Signatory

TD SECURITIES INC.

By: (signed) *"Gorden Glenn"*
Authorized Signatory

RAYMOND JAMES LTD.

By: (signed) *"David Greifenberger"*
Authorized Signatory

NATIONAL BANK FINANCIAL INC.

By: (signed) *"Steven Farber"*
Authorized Signatory

The foregoing is accepted and agreed to as of the date first above written:

URANIUM PARTICIPATION CORPORATION

By: (signed) *"E. Peter Farmer"*
Authorized Signatory

DENISON MINES INC.

By: (signed) *"James R. Anderson"*
Authorized Signatory

SCHEDULE "A"

TERMS FOR OFFERING TO U.S. PURCHASERS

As used in this Schedule "A", capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule "A" is annexed and the following terms shall have the meanings indicated:

(a) "Directed Selling Efforts" means "directed selling efforts" as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Shares;

(b) "Foreign Issuer" shall have the meaning ascribed thereto in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means any issuer which is the government of any country other than the United States, of any political subdivision thereof or a national of any country other than the United States; or a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer are held of record either directly or through voting Corporation certificates or depositary receipts by resident of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

(c) "General Solicitation or General Advertising" means "general solicitation or general advertising", as used under Rule 502(c) under the U.S. Securities Act, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(d) "Institutional Accredited Investor" means an institutional "accredited investor" as that term is defined in Rule 501(a)(1), (2), (3) and (7) of Regulation D;

(e) "Qualified Institutional Buyer" means a "qualified institutional buyer" as that term is defined in Rule 144A;

(f) "Regulation D" means Regulation D adopted by the SEC under the U.S. Securities Act;

(g) "Regulation S" means Regulation S adopted by the SEC under the U.S. Securities Act;

(h) "Rule 144A" means Rule 144A adopted by SEC under the U.S. Securities Act;

(i) "SEC" means the United States Securities and Exchange Commission;

(j) "Substantial U.S. Market Interest" means "substantial U.S. market interest" as that term is defined in Regulation S;

(k) "United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

(l) "U.S. Dealer" of any Underwriter means the U.S. registered broker-dealer affiliate of such Underwriter;

(m) "U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

(n) "U.S. Person" means a U.S. person as that term is defined in Regulation S; and

(o) "U.S. Securities Act" means the United States Securities Act of 1933, as amended.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter and each U.S. Dealer acknowledges that the Shares have not been and will not be registered under the U.S. Securities Act and may be offered and sold only in transactions exempt from or not subject to the registration and U.S. Dealer requirements of the U.S. Securities Act and state securities laws. Accordingly, each Underwriter represents, warrants and covenants to the Corporation that:

1. It has not offered and sold, and will not offer and sell, any Shares except (a) in an offshore transaction in accordance with Rule 903 of Regulation S, or (b) in the United States as provided in paragraphs 2 through 13 below. Accordingly, neither the Underwriter nor any of its affiliates nor any persons acting on its behalf, has made or will make (except as permitted in paragraphs 2 through 13 below) (i) any offer to sell or any solicitation of an offer to buy, any Shares to any person in the United States or U.S. Person, (ii) any sale of Shares to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or such Underwriter, affiliate or person acting on behalf of such purchaser reasonably believed that such purchaser was outside the United States, or (iii) any Directed Selling Efforts in the United States with respect to the Shares.

2. It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Shares, except with its U.S. Dealer, any selling group members or with the prior written consent of the Corporation. It shall require each selling group member to agree, for the benefit of the Corporation, to comply with, and shall use its best efforts

to ensure that each selling group member complies with, the same provisions of this Schedule "A" as apply to such Underwriter as if such provisions applied to such selling group member.

3. All offers and sales of Shares in the United States or to, or for the account or benefit of, a U.S. Person shall be made only to Qualified Institutional Buyers and Institutional Accredited Investors through the U.S. Dealer in compliance with all applicable U.S. broker-dealer requirements.

4. Offers and sales of Shares in the United States shall not be made (i) by any form of General Solicitation or General Advertising, or (ii) in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

5. Any offer, sale or solicitation of an offer to buy Shares that has been made or will be made in the United States was or will be made only to Qualified Institutional Buyers or Institutional Accredited Investors in transactions that are exempt from registration under the U.S. Securities Act and applicable state securities laws.

6. Immediately prior to soliciting any offeree, the Underwriter, the U.S. Dealer, their affiliates and any person acting on their behalf had or will have reasonable grounds to believe and did or will believe that each such offeree, and any person on behalf of whom such offeree is acquiring the Shares, is a Qualified Institutional Buyer or an Institutional Accredited Investor, and at the time of completion of each sale to any such offerees, the Underwriter, the U.S. Dealer, their affiliates, and any person acting on their behalf had or will have reasonable grounds to believe and did or will believe, that each purchaser purchasing Shares from the U.S. Dealer and any person on behalf of whom such purchaser is acquiring Shares is a Qualified Institutional Buyer and each purchaser designated by such Underwriter or the U.S. Dealer to purchase Shares from the Corporation, and any person on behalf of whom such purchaser is acquiring the Shares, is an Institutional Accredited Investor.

7. The Underwriter acting through its U.S. Dealer, may offer the Shares in the United States or to, or for the account or benefit of, a U.S. Person only to offerees with respect to which the Underwriter has a pre-existing relationship.

8. Prior to the completion of any sale of Shares in the United States, each U.S. purchaser thereof will be required to provide to the Underwriters, or to the U.S. Dealer selling the Shares, a letter in the form of Appendix I hereto.

9. Each offeree in the United States shall be provided, prior to time of purchase of any Shares, with a copy of the U.S. private placement offering memorandum (the "U.S. Placement Memorandum") attached to a copy of the Final Prospectus.

10. It will inform, and cause its U.S. Dealer to inform, all purchasers of the Shares in the United States or for the account or benefit of a U.S. Person that the Shares have not been and will not be registered under the U.S. Securities Act and are being sold to them without registration under the U.S. Securities Act in reliance on exemptions from the registration requirements thereof.

11. At least one business day prior to the time of delivery, the transfer agent will be provided with a list of all purchasers of the Shares in the United States or who are purchasing for the account of or benefit of a U.S. Person.

12. At closing, each U.S. Dealer who sold any Shares together with its Canadian affiliate will provide a certificate, substantially in the form of Appendix II, relating to the manner of the offer and sale of the Shares in the United States or to, or for the account or benefit of, a U.S. Person.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, covenants and agrees that:

1. The Corporation is a Foreign Issuer and there is no Substantial U.S. Market Interest in any class of the Corporation's securities.

2. The Corporation is not, and as a result of the sale of the Shares contemplated hereby will not be, an "investment company" as defined in the United States Investment Company Act of 1940, as amended.

3. For so long as the Shares which have been sold in the United States in reliance upon Rule 144A are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act and if the Corporation is neither (i) subject to and in compliance with the reporting requirements of Section 13 or 15(d) of the U.S. Exchange Act nor (ii) exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Corporation shall provide to holders of the Shares which have been sold in the United States in reliance upon Rule 144A, or to any prospective purchasers of the Shares designated by such holders, upon request of such holders or prospective holders, at or prior to the time of resale, the information required to be provided by Rule 144A(d)(4) under the U.S. Securities Act (so long as such requirement is necessary in order to permit holders of the Shares to effect resales under Rule 144A).

4. The Shares are not, and as of the Closing Time the Shares will not be, and no securities of the same class as the Shares will be, (i) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act; (ii) quoted in an "automated inter-dealer quotation system", as such term is used in the U.S. Exchange Act; or (iii) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted.

5. Except with respect to offers and sales to Qualified Institutional Buyers and Institutional Accredited Investors within the United States or who are U.S. Persons in reliance upon

any exemption from registration under U.S. Securities Act, neither the Corporation nor any of its affiliates, nor any person acting on its or their behalf, has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Shares to any person in the United States or to, or for the account or benefit of, a U.S. Person; or (B) any sale of such securities unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States and not a U.S. Person or purchasing for the account or benefit of a U.S. Person or (ii) the Corporation, its affiliates, and any person acting on their behalf reasonably believes that the purchaser is outside the United States and not a U.S. Person or purchasing for the account or benefit of a U.S. Person.

6. During the period in which the Shares are offered for sale, neither it nor any of its affiliates, nor any person acting on its or their behalf has made or will make any Directed Selling Efforts in the United States, or has taken or will take any action that would cause the exemption afforded by Section 4(2) of the U.S. Securities Act or Regulation S to be unavailable for offers and sales of the Shares, pursuant to this Agreement.

7. None of the Corporation, any of its affiliates or any person acting on its or their behalf have engaged or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Shares in the United States.

Except with respect to the offer and sale of the Shares offered hereby, the Corporation has not, for a period of six months prior to the date hereof sold, offered for sale or solicited any offer to buy any of its securities in the United States in a manner that would be "integrated" with the Offering and that would cause the exemption afforded by Section 4(2) of the U.S. Securities Act or the exclusion from registration provided by Regulation S to be unavailable for offers and sales of the Shares.

APPENDIX I TO SCHEDULE "A"

U.S. PURCHASER'S LETTER

Uranium Participation Corporation
595 Bay Street
Suite 402
Toronto, Ontario
Canada M5G 2C2

and

Cormark Securities Inc.
Royal Bank Plaza
P.O. Box 63
South Tower, Suite 2750
Toronto, Ontario
Canada M5J 2J2

Re: Purchase of Shares of Uranium Participation Corporation

Ladies and Gentlemen:

In connection with its agreement to irrevocably purchase common shares (the "Shares") in the capital of Uranium Participation Corporation (the "Corporation"), the undersigned represents, warrants and covenants to you as follows:

(a) it is aware that the Shares have not been and will not be registered under the United States *Securities Act of 1933* (the "1933 Act") and that the offer and sale of Shares to it is being made in reliance on an exemption from the 1933 Act;

(b) it has received a copy, for its information only, of the Canadian Short Form Prospectus together with a U.S. offering memorandum, relating to the offering in the United States of the Shares and it has had access to such additional information, if any, concerning the Corporation as it has considered necessary in connection with its investment decision to acquire the Shares;

(c) it is an institutional accredited investor (as such term is defined in Annex A hereto, "Institutional Accredited Investor") and is acquiring the Shares for its own account or for the account of an Institutional Accredited Investor with respect to which it exercises sole investment discretion and not with a view to any resale, distribution or other disposition of the Shares in violation of United States federal or state securities laws;

(d) it acknowledges that it has not purchased the Shares as a result of any general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(e) it understands that if it decides to offer, sell or otherwise transfer any of the Shares, such Shares may be offered, sold or otherwise transferred only (i) to the Corporation, (ii) outside the United States in accordance with Rule 904 of Regulation S under the 1933 Act, (iii) within the United States in accordance with Rule 144 or Rule 144A under the 1933 Act, if applicable, and in any case in accordance with any applicable securities laws of any state of the United States, or (iv) with the prior written approval of the Corporation in a transaction that does not require registration under the 1933 Act or any applicable state laws, and it has, prior to such sale, furnished to the Corporation an opinion of counsel or other evidence of exemption, in either case reasonably satisfactory to the Corporation;

(f) it understands and acknowledges that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the 1933 Act or applicable state securities laws, certificates representing, or documents constituting, the Shares, and all certificates or documents issued in exchange therefor or in substitution thereof, shall bear the following legend:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR UNDER ANY STATE SECURITIES LAWS, AND THE SECURITIES REPRESENTED HEREBY MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO URANIUM PARTICIPATION CORPORATION (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 OR 144A UNDER THE U.S. SECURITIES ACT, IF APPLICABLE, AND IN COMPLIANCE WITH APPLICABLE U.S. STATE SECURITIES LAWS, OR (D) WITH THE PRIOR WRITTEN CONSENT OF URANIUM PARTICIPATION CORPORATION, PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER U.S. SECURITIES LAWS.

THE PRESENCE OF THIS LEGEND MAY IMPAIR THE ABILITY OF THE HOLDER HEREOF TO EFFECT "GOOD DELIVERY" OF THE SECURITIES REPRESENTED HEREBY ON A CANADIAN STOCK EXCHANGE. A CERTIFICATE WITHOUT A LEGEND MAY BE OBTAINED FROM COMPUTERSHARE INVESTOR SERVICES INC. AS THE REGISTRAR AND TRANSFER AGENT OF URANIUM PARTICIPATION CORPORATION IN CONNECTION WITH A SALE OF THE SECURITIES REPRESENTED HEREBY AT A TIME WHEN URANIUM PARTICIPATION CORPORATION IS A "FOREIGN

ISSUER" AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT, UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE INVESTOR SERVICES INC. AND URANIUM PARTICIPATION CORPORATION, TO THE EFFECT THAT SUCH SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.

provided, that if any Shares are being sold under paragraph (e)(ii) above, and provided that the Corporation is a "foreign issuer" within the meaning of Regulation S under the 1933 Act at the time of sale, the legend may be removed by providing a declaration to Computershare Investor Services Inc., as registrar and transfer agent, as set forth in Annex B hereto (or as the Corporation may prescribe from time to time) and the Corporation shall use its reasonable best efforts to cause Computershare Investor Services Inc. to remove any such legends within three business days of receipt of such declaration; and provided, further, that, if any such Shares are being sold other than to the Corporation or in accordance with Regulation S under the 1933 Act, the legend may be removed by delivery to Computershare Investor Services Inc. of an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, that such legend is no longer required under applicable requirements of the 1933 Act or state securities laws;

(g) it consents to the Corporation making a notation on its records or giving instructions to any registrar and transfer agent of the Shares in order to implement the restrictions on transfer set forth and described herein;

(h) it is authorized to consummate the purchase of the Shares;

(i) it understands and acknowledges that the Corporation is not obligated to file and has no present intention of filing with the United States Securities and Exchange Commission or with any state securities administrator any registration statement in respect of resales of the Shares in the United States; and

(j) if required by applicable securities legislation, regulatory policy or order or by any securities commission, stock exchange or other regulatory authority, it will execute, deliver and file and otherwise assist the Corporation in filing reports, questionnaires, undertakings and other documents with respect to the issue of the Shares.

The undersigned acknowledges that the representations and warranties and agreements contained herein are made by it with the intent that they may be relied upon by you in determining its eligibility to purchase the Shares. By this letter the undersigned represents and warrants that the foregoing representations and warranties are true at the closing time with the same force and effect as if they had been made by it at the closing time and that they shall survive the purchase by it of the Shares and shall continue in full force and effect notwithstanding any subsequent disposition by the undersigned of the Shares.

You are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

A certified check or bank draft in the amount set forth on the next page accompanies this letter.

Execution by the Subscriber:

EXECUTED by the Subscriber this ________ day of ___________, 2008.

______________________	______________________
Number of Shares	Total Purchase Price (Number of Shares x Cdn. $10.20)
by: ______________________ Authorized Signatory	______________________ (Subscriber's Residential or Head Office Address)
______________________ Name of the Subscriber *(please print)*	______________________ (Telephone Number)
______________________ Name and Official Capacity or Title of Authorized Signatory *(please print)*	______________________ (Facsimile Number)

Registration Instructions (if other than in name of Subscriber):	**Certificate Delivery Instructions (if other than in the address above):**
______________________ Name and Address *(as it should appear on the certificates)*	______________________ Address
______________________ Account reference, if applicable	______________________ Account reference, if applicable
______________________ Address of Intermediary	______________________ Contact Name
______________________	( ) ______________________ Telephone Number

ANNEX A

DEFINITION OF INSTITUTIONAL ACCREDITED INVESTOR

"Institutional Accredited Investor" means any entity which comes within any of the following categories:

(1) Any bank as defined in Section 3(a)(2) of the 1933 Act or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the 1933 Act whether acting in its individual or fiduciary capacity; any broker dealer registered pursuant to Section 15 of the U.S. Securities Exchange Act of 1934 or any insurance company as defined in Section 2(13) of the 1933 Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees if such plan has total assets in excess of US$5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of US$5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors (as such term is defined in Rule 501 of Regulation D).

(2) Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

(3) Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of US$5,000,000.

(4) Any trust with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person (being defined as a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment).

ANNEX B

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: Computershare Investor Services Inc.,
Toronto, Ontario
as registrar and transfer agent
for the securities of Uranium Participation Corporation

The undersigned (a) acknowledges that the sale of the securities of Uranium Participation Corporation (the "Corporation") to which this declaration relates is being made in reliance on Rule 904 of Regulation S ("Regulation S") under the United States Securities Act of 1933, as amended (the "1933 Act") and (b) certifies that (1) it is not an affiliate of the Corporation (as defined in Rule 405 under the 1933 Act), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the 1933 Act), and (5) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act. Terms used herein have the meanings given to them by Regulation S.

Dated:______________

By:______________________________
Name:
Title:

APPENDIX II TO SCHEDULE "A"

UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of shares (the "Shares") of Uranium Participation Corporation (the "Corporation") pursuant to the Underwriting Agreement dated as of February 28, 2008, among the Corporation, Denison Mines Inc. and the Underwriters named therein (the "Underwriting Agreement"), the undersigned does hereby certify as follows:

(i) each U.S. affiliate of the undersigned Underwriter (a "U.S. Affiliate") who offered or sold Shares in the United States, or to, or for the account or benefit of, a U.S. Person, is a duly registered broker or dealer with the United States Securities and Exchange Commission and is a member of and is in good standing with the National Association of Securities Dealers, Inc. on the date hereof;

(ii) all offers and sales of Shares in the United States, or to, or for the account or benefit of, a U.S. Person, have been effected in accordance with all applicable U.S. broker-dealer requirements;

(iii) each offeree was provided with a copy of the U.S. Placement Memorandum, including the Final Prospectus relating to the offering of the Shares and a confidential U.S. covering memorandum for the offering of the Shares in the United States, or to, or for the account or benefit of, a U.S. Person;

(iv) immediately prior to transmitting the U.S. Placement Memorandum to such offerees, we had reasonable grounds to believe and did believe that each offeree was a "qualified institutional buyer" as defined in Rule 144A (a "QIB") under the Securities Act of 1933, as amended (the "U.S. Securities Act") or an institutional "accredited investor" as defined in Rule 501(a)(1), (2), (3) and (7) of Regulation D (an "Accredited Investor") under the U.S. Securities Act and, on the date hereof, we continue to believe that each person in the United States or U.S. person purchasing Shares from us is a QIB or an Accredited Investor;

(v) no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Shares in the United States or to U.S. persons;

(vi) the offering of the Shares in the United States, or to, or for the account or benefit of, a U.S. Person, has been conducted by us through our U.S. affiliates in accordance with the terms of the Underwriting Agreement; and

(vii) prior to any sale of Shares in the United States, or to, or for the account or benefit of, a U.S. Person, we caused each U.S. purchaser that is an Accredited Investor to execute a U.S. Purchaser's Letter in the form of Appendix I to Schedule "A" to the Underwriting Agreement.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this __ day of __________, 2008.

[CANADIAN UNDERWRITER]	**[U.S. AFFILIATE OF CANADIAN UNDERWRITER]**
By: ______________________	By: ______________________
Name: ______________________	Name: ______________________
Title: ______________________	Title: ______________________

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell these securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and, subject to certain exceptions, may not be offered, sold or otherwise disposed of, or delivered directly or indirectly in the United States of America or its territories or possessions or to. "U.S. persons", as defined in Regulation S under the U.S. Securities Act, ("U.S. Persons") except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities laws or under exemptions from those laws. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Uranium Participation Corporation at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2 (telephone 416.979.1991), and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Corporate Secretary of the issuer at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.*

PRELIMINARY SHORT FORM PROSPECTUS

New Issue — March 5, 2008

URANIUM PARTICIPATION CORPORATION

$65,025,000

6,375,000 COMMON SHARES

This short form prospectus is being filed to qualify the distribution (the "Offering") of 6,375,000 common shares (the "Common Shares") of Uranium Participation Corporation ("Uranium Participation Corp." or the "Corporation") at a price of $10.20 per Common Share (the "Offering Price"). The Common Shares will be issued and sold pursuant to an underwriting agreement (the "Underwriting Agreement") dated as of February 28, 2008 between Uranium Participation Corp. and Cormark Securities Inc. ("Cormark"), CIBC World Markets Inc., Dundee Securities Corporation, Scotia Capital Inc., TD Securities Inc., Raymond James Ltd. and National Bank Financial Inc. (collectively, the "Underwriters"). The Offering Price has been determined by negotiation between the Corporation and the Underwriters.

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "U". On March 4, 2008, the last trading day prior to the date of this short form prospectus, the closing price of the Common Shares on the TSX was $11.65.

Price: $10.20 per Common Share

	Price to the Public	Underwriters' Fee[(1)]	Net Proceeds to the Corporation[(2)]
Per Common Share.........	$10.20	$0.408	$9.792
Total[(3)]	$65,025,000	$2,601,000	$62,424,000

(1) In consideration for the services rendered by the Underwriters in connection with the Offering, the Corporation has agreed to pay the Underwriters a fee of $2,601,000 representing 4% of the gross proceeds of the Offering. See "Plan of Distribution".

(2) After deducting the Underwriters' fee, but before deducting expenses of the Offering, including the preparation and filing of this short form prospectus, which are estimated to be $400,000 plus $200,000 payable to the Manager and which will be paid from the proceeds of the Offering.

(3) The Corporation has granted the Underwriters an option (the "Over-Allotment Option"), exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date which is 30 days following the closing of the Offering (the "Closing Date"), to purchase 956,250 additional Common Shares (the "Optioned Shares"). Unless the context otherwise requires, references herein to "Offering" assumes the exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the total Price to the Public, Underwriters' Fee and Net Proceeds to the Corporation will be $74,778,750, $2,991,150 and $71,787,600, respectively. This short form prospectus qualifies the distribution of the Over-Allotment Option and any Optioned Shares issuable upon the exercise of the Over-Allotment Option. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", subject to the approval of certain legal matters on behalf of the Corporation by Heenan Blaikie LLP and on behalf of the Underwriters by Borden Ladner Gervais LLP.

Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that certificates evidencing the Common Shares will be available for delivery on the Closing Date, which is expected to take place on or about March 19, 2008 or such other date as may be agreed upon by the Corporation and the Underwriters but in any event not later than March 31, 2008. During the distribution of the Common Shares, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares in accordance with applicable market stabilization rules. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

Investing in the securities of the Corporation involves significant risks inherent in the Corporation's business. Investors should carefully consider the risks described under the heading "Risk Factors" in this short form prospectus.

TABLE OF CONTENTS

GENERAL MATTERS

In this short form prospectus, unless otherwise indicated or the context otherwise requires, the terms "Uranium Participation Corp.", the "Corporation", "we", "us", and "our" are used to refer to Uranium Participation Corporation.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This short form prospectus (including the documents incorporated by reference herein) contains certain "forward-looking statements" and "forward-looking information" which may include, but is not limited to, statements with respect to the future financial or operating performances of the Corporation, and its subsidiaries. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believes", or "continue" or variations (including negative variations) or similar terminology.

By their very nature, forward-looking statements involve numerous factors, assumptions and estimates. A variety of factors, many of which are beyond the control of the Corporation, may cause actual results to differ materially from the expectations expressed in the forward-looking statement. These factors include, but are not limited to, changes in commodity prices, foreign exchange and inability of a counterparty to complete a sale or purchase of uranium. See "Risk Factors" for a further description of the principal risks to the Corporation.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward-looking statements. Except where required under applicable securities legislation, the Corporation does not undertake to update any forward-looking information or statements.

You should rely only on the information contained or incorporated by reference in this short form prospectus. Neither the Corporation nor the Underwriters have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither the Corporation nor the Underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this document may only be accurate as of the date on the front cover of this short form prospectus.

CURRENCY PRESENTATION

All currency references in this short form prospectus are in Canadian dollars unless otherwise indicated. References to $ are to Canadian dollars and references to US$ are to United States currency. The noon rate of exchange reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars on March 4, 2008 was $1.00 = US$1.0044 (US$1 = $0.9956).

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with the various securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Uranium Participation Corporation at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2 (telephone 416.979.1991). These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed online at www.sedar.com. Information contained or featured on the Corporation's website shall not be deemed to be part of this short form prospectus. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Corporate Secretary of the issuer at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.

The following documents, filed by the Corporation with the various securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a) the annual information form of the Corporation dated April 30, 2007 for the financial year ended February 28, 2007;

(b) the audited consolidated financial statements of the Corporation as at and for the financial year ended February 28, 2007, together with the auditors' report thereon and the notes thereto;

(c) the Corporation's Annual Management Report of Fund Performance dated April 26, 2007 for the financial year ended February 28, 2007;

(d) the unaudited consolidated financial statements of the Corporation for the six-month period ended August 31, 2007;

(e) the Corporation's Interim Management Report of Fund Performance dated October 2, 2007 for the six-month period ended August 31, 2007;

(f) the management information circular of the Corporation dated April 30, 2007 prepared in connection with the annual meeting of shareholders of the Corporation held on June 8, 2007;

(g) the Corporation's material change report dated March 28, 2007 relating to the announcement of a prior public financing;

(h) the Corporation's material change report dated April 16, 2007 relating to the closing of a prior public financing;

(i) the Corporation's material change report dated October 3, 2007 relating to the announcement of a prior public financing; and

(j) the Corporation's material change report dated October 22, 2007 relating to the closing of a prior public financing.

Any document of the type referred to above (excluding confidential material change reports) filed by the Corporation with the securities commissions or similar regulatory authorities in Canada after the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

ELIGIBILITY FOR INVESTMENT

Based on legislation in effect at the date hereof and subject to compliance with the prudent investment standards and general investment provisions and restrictions of the statutes referred to below (and, where applicable, the regulations made under those statutes) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, standards, procedures and goals and, in certain cases, subject to the filing of such policies, standards, procedures or goals, the Common Shares, if issued on the date hereof, would not be precluded as investments under the following statutes:

Insurance Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Trust and Loan Companies Act (Canada)
Pension Benefits Act (Ontario)
Loan and Trust Corporations Act (Ontario)

In the opinion of Heenan Blaikie LLP, counsel to the Corporation, and Borden Ladner Gervais LLP, counsel to the Underwriters, provided that the Common Shares are listed on a prescribed stock exchange, which includes the TSX, the Common Shares, if issued on the date hereof, would be "qualified investments" under the *Income Tax Act* (Canada) (the "Tax Act") and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (collectively "Plans").

THE CORPORATION

Uranium Participation Corp. was incorporated by Articles of Incorporation pursuant to the *Business Corporations Act* (Ontario) (the "OBCA") on March 15, 2005 and became a publicly listed company on the TSX on May 10, 2005. The registered and head office of Uranium Participation Corp. is located at Atrium on Bay, Suite 402, 595 Bay Street, Toronto, Ontario, M5G 2C2. Uranium Participation Corp. has no employees. Denison Mines Inc. (the "Manager") provides the services of four officers to the Corporation, being the President, the Chief Financial Officer, the Vice-President Marketing and the Corporate Secretary under the terms of a Management Services Agreement dated March 30, 2005, as amended. Uranium Participation Corp. is an investment holding entity which invests at least 85% of the proceeds of any offering in uranium, with the primary investment objective of achieving appreciation in the value of its uranium holdings. Unless the context requires otherwise, references to "uranium" means uranium oxide in concentrates ("U_3O_8") and uranium hexafluoride ("UF_6").

Uranium Participation Alberta Corp. ("UPAC") is a wholly-owned subsidiary of Uranium Participation Corp. It was incorporated under the *Business Corporations Act* (Alberta) on May 4, 2005. UPAC directly invests in U_3O_8 and UF_6.

Uranium Participation Cyprus Limited ("UPCL") is a wholly-owned subsidiary of the Corporation. It was incorporated under the laws of the Republic of Cyprus on September 10, 2006. UPCL directly invests in U_3O_8 and UF_6. UPAC and UPCL are collectively referred to as the "Subsidiaries".

The Corporation carries on its operations through its Subsidiaries. Unless otherwise indicated or where the context otherwise requires, references to Uranium Participation Corp. or the Corporation include the Subsidiaries.

Uranium Participation Corp. is a taxable Canadian corporation and is not a mutual fund corporation for purposes of the Tax Act. The Corporation is subject to income tax on its taxable income, computed in accordance with the ordinary rules and at the rates ordinarily applicable to public corporations under the Tax Act. Currently the Corporation recognizes unrealized gains or losses on its investments in uranium and accrues future income taxes payable based on the unrealized gains. Realized gains or losses on the sale of uranium will be recognized for income tax purposes at the time realized and will be taxed as income or capital gains, as applicable.

INDEPENDENT REVIEW COMMITTEE

The Corporation has established an Independent Review Committee (an "IRC") from its qualified independent Board members. The members of the IRC are Paul J. Bennett, Garth A.C. MacRae and Richard H. McCoy. The IRC has adopted a mandate that provides that the IRC must provide a recommendation or approval of transactions in which there is a conflict of interest between the Corporation and its Manager, as contemplated by National Instrument 81-107, Independent Review Committee for Investment Funds of the Canadian Securities Administrators ("NI 81-107"). The IRC will prepare a report to shareholders on at least an annual basis. The report will be available on the Corporation's website at www.uraniumparticipation.com and is also available to shareholders at no cost by contacting the Corporation at info@uraniumparticpation.com. IRC members are entitled to $1,000 for each

IRC meeting attended outside normal Board of Director meetings. All fees and expenses for the IRC will be paid by the Corporation. The IRC became fully operational in October 2007.

RECENT DEVELOPMENTS

On February 27, 2008, the Corporation agreed to purchase, conditional on financing, 900,000 pounds U_3O_8 at US$72.11 per pound for an aggregate purchase commitment of US$64,900,000 (excluding commissions). Delivery is anticipated on or before May 31, 2008. See "Use of Proceeds".

The unaudited net asset value of the Corporation at January 31, 2008 was $630,450,000 or $9.70 per share based on the spot price for U_3O_8 at January 28, 2008 which was US$78.00 per pound and the spot price for UF_6 at January 28, 2008 which was US$215.00 per KgU and the Canadian/US dollar noon exchange rate at month end, which was $1.0022. Since inception to March 1, 2008, the Corporation has purchased and taken delivery of 4,475,000 pounds of U_3O_8 and 1,417,230 KgU as UF_6 at a total cost of $457,700,000, including purchase commissions. Market value of the Corporation's investment in uranium based on the February 29, 2008 spot prices was $597,796,000.

On November 5, 2007, the Corporation purchased 217,230 KgU of UF_6 at US$207.15 per KgU for an aggregate purchase commitment of US$44,999,195 (excluding commissions).

On October 18, 2007 the Corporation completed a public offering of 5,134,750 common shares at a price of $11.20 per share for gross proceeds of $57,509,200.

The warrants to acquire common shares in the Company issued on May 10, 2005 expired on May 10, 2007. Of the 5,000,000 warrants issued, 4,958,539 common shares were issued on their exercise prior to their expiry.

On April 10, 2007 the Corporation completed a public offering of 6,500,000 common shares at a price of $14.60 per share for gross proceeds of $94,900,000.

CONSOLIDATED CAPITALIZATION

The following table sets forth the Corporation's unaudited consolidated capitalization as at August 31, 2007, the date of the most recent consolidated financial statements filed by the Corporation, and as at August 31, 2007 after giving effect to the $57.5 million offering completed on October 18, 2007 (the "October 2007 Offering") and the Offering. The table should be read in conjunction with the unaudited consolidated financial statements of the Corporation, including the notes thereto, and management's report on fund performance incorporated by reference in this short form prospectus.

	As at August 31, 2007 (dollars in thousands)	**As at August 31, 2007 After Giving Effect to the October 2007 Offering and the Offering[1] (dollars in thousands)**
	(unaudited)	(unaudited)
Shareholders' Equity		
Common Shares (Authorized – unlimited)	$425,850 (59,857,091 shares)	$543,027 (71,366,841 shares)
Warrants[2]	$2,455 (2,828,799 warrants)	$2,455 (2,828,799 warrants)
Contributed Surplus	$30	$30
Retained Earnings	$228,202	$228,202
Total Capitalization	$656,537	$773,714

(1) After giving effect to the Offering (assuming no exercise of the Over-Allotment Option) but excluding the tax effect of the share issue costs.

(2) The Warrants issued in September, 2006 expire on September 14, 2008.

USE OF PROCEEDS

The net proceeds to the Corporation from the Offering, after deducting the Underwriters' fee and the expenses of the Offering (including expenses relating to the preparation and filing of this short form prospectus), are estimated to be approximately $61,824,000 assuming no exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the net proceeds to the Corporation from the Offering, after deducting the Underwriters' fee and the expenses of the Offering, are estimated to be approximately $71,187,600.

The net proceeds of the Offering, together with cash on hand, will be used by the Corporation to fund (i) the Corporation's purchase commitment referred to under "Recent Developments" (US$65,873,500, including commissions payable to the Manager of US$973,500), and (ii) as to the balance, if any, to fund the ongoing obligations of the Corporation. At least 85% of the gross proceeds from the sale of securities by the Corporation must be invested in, or held for future purchases of uranium.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Corporation has agreed to sell and the Underwriters have severally agreed to purchase, as principals, on March 19, 2008, or on such other date as may be agreed upon by the Corporation and the Underwriters, but in any event no later than March 31, 2008 (the "Closing Date"), all but not less than all of the Common Shares at the Offering Price, against delivery of certificates representing the Common Shares, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement. The Offering Price was determined by negotiation between the Corporation and the Underwriters.

The Corporation has agreed to pay the Underwriters a fee of $0.408 per Common Share for their services in connection with the distribution of the Common Shares offered by this short form prospectus. The Corporation has granted the Underwriters the Over-Allotment Option, exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date which is 30 days following the Closing Date, such Over-Allotment Option being exercisable to acquire the Optioned Shares at the Offering Price. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters' fee and the net proceeds to the Corporation will be $74,778,750, $2,991,150 and $71,787,600, respectively. The Corporation will pay to the Underwriters a fee of $0.408 per Optioned Share. This short form prospectus qualifies the distribution of the Over-Allotment Option and any Optioned Shares issued on exercise thereof.

The Common Shares offered hereby have not been and will not be registered under the U.S. Securities Act or any state securities laws, and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. Persons except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. The Underwriting Agreement provides that the Underwriters will offer and sell the Common Shares to purchasers located outside the United States and to non-U.S. Persons only in compliance with Regulation S under the U.S. Securities Act. The Underwriting Agreement also permits the Underwriters, through their registered U.S. broker-dealer affiliates, to offer and sell the Common Shares to purchasers located in the United States and to U.S. Persons that are "qualified institutional buyers" (as defined in Rule 144A under the U.S. Securities Act) and to institutional "accredited investors" that meet the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act in transactions that are exempt from registration under the U.S. Securities Act and all applicable state securities laws. This short form prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Common Shares in the United States. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Common Shares offered hereby within the United States by a dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act unless such offer is made pursuant to an exemption under Rule 144A under the U.S. Securities Act.

The Common Shares will be restricted securities within the meaning of Rule 144(a)(3) of the U.S. Securities Act. Until such time as the same is no longer required under applicable requirements of the U.S. Securities Act, certificates representing any Common Shares which are sold in the United States or to, or for the account or benefit of, a U.S. Person will bear a legend to the effect that the securities represented thereby are not registered under the U.S. Securities Act or any applicable state securities laws and may only be offered or sold pursuant to certain exemptions from the registration requirements under the U.S. Securities Act and under applicable state securities laws.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Common Shares, other than the Optioned Shares, if any of the Common Shares are purchased under the Underwriting Agreement.

The Corporation has applied to list the Common Shares on the TSX. Listing will be subject to the Corporation fulfilling all the listing requirements of the TSX.

Pursuant to applicable rules and/or policy statements of the Ontario Securities Commission and certain regulatory authorities, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, provided that the bid or purchase is not made for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the rules of applicable self-regulatory organizations relating to market stabilization and passive market-making activities and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, the Underwriters may over-allot or effect transactions in connection with the Offering intended to stabilize or maintain the market price of the Common Shares at levels above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Corporation has agreed in favour of the Underwriters that, during the period ending 90 days after the Closing Date, it will not, except in certain circumstances, offer or sell, agree to offer or sell, or enter into an arrangement to offer or sell any Common Shares or other securities of the Corporation, or securities convertible into, exchangeable for, or otherwise exercisable to acquire any securities of the Corporation in connection with financing transactions without having obtained the prior written consent of Cormark, such consent not to be unreasonably withheld.

The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities and expenses or will contribute to payments that the Underwriters may be required to make in respect thereof.

DESCRIPTION OF SECURITIES DISTRIBUTED

The Corporation is authorized to issue an unlimited number of Common Shares, of which 64,991,841 Common Shares were outstanding as of February 29, 2008. The Common Shares are without nominal or par value. Each of the Common Shares carries one vote at all meetings of shareholders, is entitled to dividends as and when declared by the directors and is entitled upon liquidation, dissolution or winding up of the Corporation to a *pro rata* share of the property and assets of the Corporation distributable to the holders of the Common Shares.

RISK FACTORS

An investment in the Common Shares is subject to a number of risk factors that should be considered by a prospective purchaser. In addition to information set out elsewhere in this short form prospectus (including the documents incorporated by reference herein), investors should carefully consider the following risk factors. Such risk factors could materially affect the Corporation's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation.

There are a number of factors that could negatively affect Uranium Participation Corp.'s business and the value of Uranium Participation Corp.'s securities, including the factors listed below. The following information pertains to the outlook and conditions currently known to Uranium Participation Corp. that could have a material impact on the financial condition of Uranium Participation Corp. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Uranium Participation Corp. in the future. Uranium Participation Corp. is not a mutual fund and an investment in the Common Shares is not redeemable.

Uranium Price Volatility from Demand and Supply Factors

Since almost all of Uranium Participation Corp.'s activities involve investing in uranium, the value of its securities will be highly sensitive to fluctuations in the prices of uranium. Historically, the fluctuations in these prices have been, and will continue to be, affected by numerous factors beyond Uranium Participation Corp.'s control. Such factors include, among others: demand for nuclear power; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and production costs in key uranium producing countries.

Since UF_6 is a different commodity than U_3O_8, its price is affected by its own supply/demand balance as well as the supply/demand balances of U_3O_8, and for conversion services. As a result, the UF_6 price may move differently than the spot price of U_3O_8 or the spot conversion price alone. The factors that affect the UF_6 price may affect the net asset value of the Corporation, which in turn may affect the price of the Corporation's securities.

Set out in the table below is the spot price for U_3O_8 per pound, and the UF_6 price per KgU at December 31 for the five years ended December 31, 2007, and as at February 29, 2008[1].

	December 31					**February 29**
	2003	**2004**	**2005**	**2006**	**2007**	**2008**
U_3O_8	$14.50	$20.70	$36.25	$72.00	$90.00	$73.00
UF_6	$43.14[2]	$63.09[2]	$105.00	$199.00	$240.00	$200.00

[1] As published by Ux Consulting Company, LLC ("UxCO") in US dollars.

[2] UF_6 prices for 2003 and 2004 were not published by UxCO. Amounts shown for those years are the UF_6 value, which is obtained by adding (i) the spot price for U_3O_8 which is then multiplied by 2.61285; and (ii) the spot conversion price of UF_6.

No Public Market for Uranium

There is no public market for the sale of uranium. The uranium futures market on NYMEX does not provide for physical delivery of uranium, only cash on settlement; and the trading forum by certain brokers does not offer a formal market but rather simply facilitates the introduction of buyers and sellers. Accordingly, Uranium Participation Corp. may not be able to acquire uranium, or once acquired, sell uranium for a number of months. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sell cycle may take several months to complete. In addition, as the supply of uranium is limited, with average spot market sales over the last ten years being only approximately 22 million pounds of U_3O_8 per year, Uranium Participation Corp. may experience additional difficulties purchasing uranium, in the event that it is a significant buyer. The inability to purchase and sell on a timely basis in sufficient quantities could have a material adverse effect on the securities of Uranium Participation Corp.

From time to time, the Corporation enters into commitments to purchase U_3O_8 or UF_6. Such commitments are generally subject to conditions in favour of both the vendor and the Corporation, and there is no certainty that the purchases contemplated by such commitments will be completed.

Foreign Exchange Rates

Uranium Participation Corp. maintains its accounting records, reports its financial position and results, pays certain operating expenses and its securities trade, in Canadian currency. As the prices of uranium are quoted in U.S currency, fluctuations in the U.S. currency exchange rate relative to the Canadian currency can significantly impact the valuation of uranium and the associated purchase price from a Canadian currency perspective. Because exchange rate fluctuations are beyond Uranium Participation Corp.'s control, there can be no assurance that such fluctuations will not have an adverse effect on Uranium Participation Corp.'s operations or on the trading value of its Common Shares and the outstanding Warrants.

Risks Associated with the Facilities

Under the Management Services Agreement, the Manager is required to arrange for all uranium to be stored at licensed uranium conversion and enrichment facilities (the "Facilities") and to ensure that the Facilities provide satisfactory indemnities for the benefit of Uranium Participation Corp. or ensure that Uranium Participation Corp. has the benefit of insurance arrangements obtained on standard industry terms. There is no guarantee that either the indemnities or insurance in favour of Uranium Participation Corp. will fully cover or absolve Uranium Participation Corp. in the event of loss or damage. Uranium Participation Corp. may be financially and legally responsible for losses and/or damages not covered by indemnity provisions or insurance. Such responsibility could have a material adverse effect on the financial condition of Uranium Participation Corp.

As the number of duly licensed Facilities is limited, there can be no assurance that arrangements that are commercially beneficial to Uranium Participation Corp. will be readily available. Failure to negotiate commercially reasonable storage terms with the Facilities may have a material adverse effect on the financial condition of Uranium Participation Corp.

Lack of Operational Liquidity

The expenses of Uranium Participation Corp. are funded from cash on hand that is not otherwise invested in uranium. Once such cash available has been expended, Uranium Participation Corp. may either generate cash from the lending or sale of uranium or the sale of additional equity securities, including the exercise of outstanding Warrants. There is no guarantee that Uranium Participation Corp. will be able to sell additional equity or equity related securities on terms acceptable to Uranium Participation Corp. in the future, that the Warrants will be exercised, that Uranium Participation Corp. will be able to sell uranium in a timely or profitable manner or that Uranium Participation Corp. will be able to generate revenue through lending arrangements.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity, as well as the possibility of developing other low cost sources for energy, may result in lower demand for uranium.

Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact on the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators, which could have a material adverse effect on Uranium Participation Corp.

Lack of Investment Liquidity

Uranium Participation Corp. is not a mutual fund and an investment in Common Shares and warrants is not redeemable. Uranium Participation Corp.'s liquidity relies principally on sales or lending by Uranium Participation Corp. of uranium. Accordingly, Uranium Participation Corp. may not have the resources to declare any dividends or make other cash distributions unless and until a determination is made to sell or loan a portion of its uranium holdings.

Since inception the Corporation has not declared any dividends and the Corporation has no current intention to declare any dividends.

Net Asset Value (the "NAV")

The NAV per Common Share reported by Uranium Participation Corp. is based on the spot prices of uranium published by UxCo. Accordingly, the NAV may not necessarily reflect the actual realizable value of uranium held by Uranium Participation Corp.

The NAV is calculated by deducting the Corporation's liabilities from its assets as at the relevant period end. These liabilities include liabilities for future income taxes. Unlike most investment funds, the Corporation does not qualify as a mutual fund trust, and, accordingly, follows general income tax provisions of the Tax Act.

The exercise of the outstanding Warrants will have a dilutive effect on the NAV per Common Share to the extent that the NAV per Common Share exceeds the exercise price of these warrants. The outstanding Warrants expire on September 14, 2008 and have an exercise price of $12.00, which is currently above the NAV per Common Share.

Market Price of Common Shares

It appears that the market price of the Common Shares is related to the NAV per Common Share. Uranium Participation Corp. cannot predict whether the Common Shares will, in the future, trade above, at or below the NAV or whether the market price for Uranium Participation Corp.'s outstanding warrants will be based solely on the market price for the Common Shares.

The market price of the Common Shares and any outstanding warrants may also be affected by the management expense ratio, which is calculated for each reporting period as the total investment operation expenses (including income tax provisions) for the period over the average net asset value of the Corporation.

Reliance on Board of Directors and Manager

Uranium Participation Corp. is a self-governing corporation that is governed by the Board appointed and elected by the holders of Common Shares. Uranium Participation Corp. will, therefore, be dependent on the services of its Board of Directors and the Manager for management services.

Resignation by Manager

The Manager may terminate the Management Services Agreement after the initial term in accordance with the terms thereof. Uranium Participation Corp. may not be able to readily secure similar services as those to be provided under the Management Services Agreement and its operations may therefore be adversely affected.

Conflict of Interest

Directors and officers of Uranium Participation Corp. may provide investment, administrative and other services to other entities and parties. The directors and officers of Uranium Participation Corp. have devoted, and have undertaken to devote, such reasonable time as is required to properly fulfill their responsibilities in respect to the business and affairs of Uranium Participation Corp. as they arise from time to time.

Uranium Lending

The Corporation has entered into uranium lending arrangements. It has ensured that adequate security was provided for the loaned uranium. However, there is a risk the borrower may not be able to return the uranium and may, in lieu, repay the equivalent value of borrowed uranium in cash. In such circumstances, given the limited supply of U_3O_8 and UF_6, the Corporation may not be able to replace the uranium loaned from its portfolio.

Regulatory Change

Uranium Participation Corp. or its subsidiaries may be affected by changes in regulatory requirements, customs, duties or other taxes. Such changes could, depending on their nature, benefit or adversely affect Uranium Participation Corp.

INTEREST OF EXPERTS

Certain legal matters relating to the Offering will be passed upon by Heenan Blaikie LLP, on behalf of the Corporation, and by Borden Ladner Gervais LLP, on behalf of the Underwriters. As at the date hereof, the partners and associates of Heenan Blaikie LLP, as a group, and the partners and associates of Borden Ladner Gervais LLP, as a group, own, directly or indirectly, less than 1% of the outstanding common shares of the Corporation.

No partner or associate, as applicable, of the aforementioned limited liability partnerships is currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

PROMOTER

The Manager may be considered to be the promoter of the Corporation within the meaning of the securities regulations of certain provinces of Canada. The Manager will not receive any direct or indirect benefits as a result of the relationship with the Corporation other than those described under the headings "Management of Uranium Participation Corp." and "Interest of Management and Others in Material Transactions" in the Corporation's Annual Information Form, which is incorporated herein by reference. The directors and officers of the Manager as a group, own, directly or indirectly, less than 1% of the outstanding common shares of the Manager.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are PricewaterhouseCoopers LLP, Chartered Accountants, Toronto, Ontario.

The transfer agent and registrar for the Common Shares is Computershare Investor Services at its principal office in Toronto, Ontario.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

CONSENT OF
PRICEWATERHOUSECOOPERS LLP

We have read the short form prospectus of Uranium Participation Corporation (the "Company") dated March 5, 2008 relating to the issue and sale of 6,375,000 Common Shares of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Company on the consolidated statement of net assets of the Company as at February 28, 2007 and the consolidated statements of operations, changes in net assets and cash flows for the period from March 15, 2005 to February 28, 2006 and for the period from March 1, 2006 to February 28, 2007. Our report is dated April 26, 2007.

(Signed) •
Chartered Accountants

Toronto, Ontario
•, 2008

CERTIFICATE OF THE CORPORATION

Dated: March 5, 2008

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and the respective rules and regulations thereunder. For the purpose of the province of Québec, this simplified prospectus, together with the documents incorporated herein by reference and as supplemented by the permanent information records, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) Ernest Peter Farmer
President
(as the chief executive officer)

(Signed) James R. Anderson
Chief Financial Officer

On behalf of the Board of Directors

(Signed) Richard H. McCoy
Director

(Signed) Jeff Kennedy
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: March 5, 2008

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and the respective rules and regulations thereunder. For the purpose of the province of Québec, to our knowledge, this simplified prospectus, together with the documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

CORMARK SECURITIES INC.

By: (Signed) Peter Grosskopf

CIBC WORLD MARKETS INC.

By: (Signed) Rick G. McCreary

DUNDEE SECURITIES CORPORATION

By: (Signed) Robert Klassen

SCOTIA CAPITAL INC.

By: (Signed) Jeffrey W. Richmond

TD SECURITIES INC.

By: (Signed) Gorden Glenn

RAYMOND JAMES LTD.

By: (Signed) David Greifenberger

NATIONAL BANK FINANCIAL INC.

By: (Signed) Steven Farber

Un exemplaire du présent prospectus simplifié a été déposé auprès de l'autorité en valeurs mobilières de chacune des provinces du Canada visées; toutefois, ce document n'est pas encore dans sa forme définitive aux fins de la vente de titres. Les renseignements qu'il contient sont susceptibles d'être complétés ou modifiés. Les titres qu'il décrit ne peuvent être vendus avant que l'autorité en valeurs mobilières n'ait visé le prospectus simplifié.

Aucune autorité en valeurs mobilières ne s'est prononcée sur la qualité des titres offerts dans le présent prospectus. Quiconque donne à entendre le contraire commet une infraction. Les titres décrits dans le présent prospectus simplifié ne sont offerts que là où l'autorité compétente a accordé son visa; ils ne peuvent être proposés que par des personnes dûment inscrites. Les titres offerts par le présent prospectus n'ont pas été ni ne seront inscrits en vertu de la loi intitulée Securities Act of 1933 *des États-Unis en sa version modifié, (la « Loi de 1933 »), ni d'aucune loi sur les valeurs mobilières d'un État des États-Unis et, sous réserve de certaines exceptions, ils ne peuvent être offerts, vendus, ni par ailleurs aliénés ou livrés directement ou indirectement aux États-Unis d'Amérique ou ses territoires ou possessions ou à une «personne des États-Unis», au sens du règlement d'application de la Loi de 1933 intitulé* Regulation S *(«personnes des États-Unis»), sauf conformément aux exigences d'inscription de la Loi de 1933 et des lois sur les valeurs mobilières d'État des États-Unis applicables ou vertu d'une dispense de l'application de ces lois. Le présent prospectus ne constitue pas une offre de vente ni la sollicitation d'une offre d'acheter des titres offerts par les présentes aux États-Unis. Voir «Mode de placement».*

L'information intégrée par renvoi dans le présent prospectus provient de documents déposés auprès des commissions des valeurs mobilières ou d'autorités analogues au Canada. *On peut obtenir gratuitement des exemplaires des documents intégrés par renvoi dans le présent prospectus sur demande adressée au secrétaire d'Uranium Participation Corporation, au 595 Bay Street, Suite 402, Toronto (Ontario) M5G 2C2, ou en composant le (416) 979-1991, ou l'on peut en obtenir une version électronique au www.sedar.com. Si le placement est fait au Québec, le présent prospectus simplifié contient une information conçue pour être complétée par la consultation du dossier d'information. On peut se procurer sans frais un exemplaire du dossier d'information auprès du secrétaire d'Uranium Participation Corporation, à l'adresse et au numéro de téléphone susmentionnés.*

PROSPECTUS SIMPLIFIE PROVISOIRE

<u>*Nouvelle émission*</u> Le 5 mars 2008

URANIUM PARTICIPATION CORPORATION

65 025 000 $

6 375 000 ACTIONS ORDINAIRES

Le présent prospectus simplifié est déposé en vue d'autoriser le placement (le « placement ») de 6 375 000 actions ordinaires (les « actions ordinaires ») d'Uranium Participation Corp. (« Uranium Participation Corp. » ou la « société ») au prix de 10,20 $ par action ordinaire (le « prix d'offre »). Les actions ordinaires seront émises et vendues conformément à une convention de prise ferme (la « convention de prise ferme ») datée du 28 février 2008 et intervenue entre Uranium Participation Corp. et Valeurs mobilières Cormark inc. (« Cormark »), Marchés mondiaux CIBC Inc., Corporation de valeurs mobilières Dundee, Scotia Capitaux Inc., Valeurs Mobilières TD Inc., Raymond James Ltée e Financière Banque Nationale Inc. (collectivement, les « preneurs fermes »). Le prix d'offre a été établi par voie de négociations entre la société et les preneurs fermes.

Les actions ordinaires en circulation sont inscrites à la cote de la Bourse de Toronto et y sont négociées sous le symbole « U ». Le 4 mars 2008, soit le dernier jour de bourse avant la date du présent prospectus simplifié, le cours de clôture des actions ordinaires à la Bourse de Toronto s'établissait à 11,65 $.

Prix : 10,20 $ par action ordinaire

	Prix d'offre	Rémunération des preneurs fermes 1)	Produit net revenant à la société 2)
Par action ordinaire.........	10,20 $	0,408 $	9,792 $
Total 3)............................	65 025 000 $	2 601 000 $	62 424 000 $

1) En contrepartie des services rendus par les preneurs fermes dans le cadre du placement, la société a convenu de verser à ceux-ci une rémunération de 2 601 000 $, représentant 4 % du produit brut du placement. Voir « Mode de placement ».

2) Déduction faite de la rémunération des preneurs fermes, mais avant déduction des frais du placement, notamment les frais de rédaction et de dépôt du présent prospectus simplifié qui sont évalués à 400 000 $ plus les 200 000 $ payables au gestionnaire et qui seront réglés en les retranchant du produit du placement.

3) La société a octroyé aux preneurs fermes une option (l'« option aux fins d'attributions excédentaires »), pouvant être levée en totalité ou en partie au gré des preneurs fermes à tout moment avant la date qui tombe 30 jours après la clôture du placement (la « date de clôture »), leur permettant d'acquérir 956 250 actions ordinaires supplémentaires (les « actions visées par l'option »). Sauf si le contexte ne commande une interprétation contraire, les renvois faits aux présentes au « placement » prennent pour acquis la levée de l'option aux fins d'attributions excédentaires. Si l'option aux fins d'attribution excédentaires est levée intégralement, le prix d'offre total, la rémunération des preneurs fermes et le produit net revenant à la société s'élèveront respectivement à 74 778 750 $, 2 991 150 $ et 71 787 600 $. Le présent prospectus simplifié autorise le placement de l'option aux fins d'attributions excédentaires et des actions visées par l'option pouvant être émises par suite de la levée de l'option aux fins d'attributions excédentaires. Voir « Mode de placement ».

Les preneurs fermes, en tant que contrepartistes, offrent sous condition les actions ordinaires, sous réserve de leur placement antérieur et sous les réserves d'usage concernant leur émission par la société et leur acceptation par les preneurs fermes conformément aux conditions énoncées dans la convention de prise ferme dont il est question à la rubrique « Mode de placement », et sous réserve de l'approbation de certaines questions d'ordre juridique par Heenan Blaikie S.E.N.C.R.L., SRL, pour le compte de la société, et par Borden Ladner Gervais s.r.l.

Les souscriptions pour les actions ordinaires seront reçues sous réserve de leur refus ou de leur répartition, en totalité ou en partie, et du droit de clore les registres des souscriptions à tout moment sans préavis. Il est prévu que des certificats attestant les actions ordinaires seront remis à la date de clôture, qui devrait avoir lieu vers le 19 mars 2008 ou à toute autre date dont pourraient convenir la société et les preneurs fermes, mais quoi qu'il en soit, au plus tard le 31 mars 2008. Pendant le placement des actions ordinaires, les preneurs fermes pourraient effectuer des attributions excédentaires ou des opérations visant à stabiliser ou maintenir le cours des actions ordinaires conformément aux règles de stabilisation du marché applicables. Ces opérations, si elles sont entreprises, peuvent être interrompues à tout moment. Voir « Mode de placement ».

Un placement dans les titres de la société comporte des risques considérables inhérents à l'entreprise de la société. Les épargnants devraient étudier attentivement les risques décrits à la rubrique « Facteurs de risque » du présent prospectus simplifié.

TABLE DES MATIÈRES

GÉNÉRALITÉS

Dans le présent prospectus simplifié, sauf indication contraire ou si le contexte ne commande une interprétation contraire, les expressions « Uranium Participation Corp. », la « société », « nous », « nos » et « notre » renvoient à Uranium Participation Corporation.

MISE EN GARDE CONCERNANT L'INFORMATION PROSPECTIVE

Le présent prospectus simplifié (y compris les documents qui y sont intégrés par renvoi) comporte certains « énoncés prospectifs » et de l'« information prospective » qui peuvent inclure, notamment, des déclarations concernant le rendement financier ou le rendement d'exploitation de la société et de ses filiales. Les énoncés prospectifs peuvent généralement être identifiés par l'emploi d'une terminologie à caractère prospectif comme les verbes « pouvoir », « s'attendre », « avoir l'intention », « évaluer », « prévoir », « planifier », « estimer », « croire », « continuer » ou leur forme future ou conditionnelle ou toute autre forme (y compris la forme négative) ou toute autre terminologie semblable.

De par leur nature même, les énoncés prospectifs s'appuient sur plusieurs facteurs, hypothèses et estimations. Une diversité de facteurs, dont beaucoup échappent à la volonté de la société, pourraient faire en sorte que les résultats réels diffèrent considérablement des attentes formulées dans l'énoncé prospectif. Ces facteurs comprennent, notamment, des changements dans le prix des marchandises et dans le taux de change et l'incapacité d'une contrepartie de conclure la vente ou l'achat d'uranium. Voir la rubrique « Facteurs de risque » pour une description plus détaillée des principaux risques auxquels fait face la société.

Ces facteurs et d'autres facteurs devraient être étudiés attentivement et les lecteurs sont mis en garde de ne pas se fier indûment sur ces énoncés prospectifs. Bien que la direction étudie la validité de ses hypothèses et estimations, la survenance d'événements inhabituels et imprévus pourrait faire en sorte qu'elles soient inexactes. Dans de telles circonstances, le rendement futur pourrait différer considérablement des rendements formulés ou escomptés par ces énoncés prospectifs. Sauf dans la mesure où la législation sur les valeurs mobilières applicables l'exige, la société ne s'engage pas à mettre à jour un énoncé prospectif.

Vous ne devriez vous fier qu'aux renseignements figurant dans le présent prospectus simplifié et dans les documents qui y sont intégrés par renvoi. Ni la société ni le preneur ferme n'ont autorisé quiconque à vous fournir des renseignements différents. Si une personne vous fournit des renseignements différents ou contradictoires, vous ne devriez pas vous y fier. Ni la société ni le preneur ferme n'offrent de vendre les titres qui sont décrits aux présentes dans un territoire où l'offre ou la vente n'est pas autorisée. Les renseignements figurant dans le présent document ne sont valides qu'à la date indiquée sur la page couverture du présent prospectus simplifié.

MONNAIE

Sauf indication contraire, les sommes d'argent mentionnées dans le présent prospectus simplifié sont libellées en dollars canadiens. Les mentions « $ » renvoient au dollar canadien et les mentions « $US » au dollar des États-Unis. Le taux de change à midi publié par la Banque du Canada pour la conversion des dollars canadiens en dollars américains le 4 mars 2008 était de 1,00 $ = 1,0044 $US (1,00 $US = 0,9956 $).

DOCUMENTS INTÉGRÉS PAR RENVOI

L'information intégrée par renvoi dans le présent prospectus provient de documents déposés auprès des commissions des valeurs mobilières ou d'autorités analogues au Canada. On peut obtenir gratuitement des exemplaires des documents intégrés par renvoi dans le présent prospectus sur demande adressée au secrétaire d'Uranium Participation Corporation, au 595 Bay Street, Suite 402, Toronto (Ontario) M5G 2C2, ou en composant le 416-979-1991. Ces documents sont également disponibles sur Internet sur le Système électronique de données, d'analyse et de recherche (SEDAR), dont l'adresse est le www.sedar.com. Les renseignements figurant ou affichés sur le site Web de la société ne peuvent être considérés comme faisant partie du présent prospectus simplifié. Si le placement est fait au Québec, le présent prospectus simplifié contient une information conçue pour être complétée par la consultation du dossier d'information. On peut se procurer sans frais un exemplaire du dossier d'information auprès du secrétaire de l'émetteur à l'adresse et au numéro de téléphone susmentionnés et également en format électronique au www.sedar.com.

Les documents suivants, qui ont été déposés par la société auprès de plusieurs commissions des valeurs mobilières ou autorité en valeurs mobilières similaires au Canada, sont expressément intégrés par renvoi au présent prospectus simplifié et en font partie intégrante :

a) La notice annuelle de la société datée du 30 avril 2007 pour l'exercice terminé le 28 février 2007 ;

b) Les états financiers consolidés vérifiés de la société au 28 février 2007 et pour l'exercice terminé à cette date, ainsi que le rapport des vérificateurs s'y rapportant et les notes complémentaires ;

c) Le rapport de gestion annuel de la société portant sur le rendement du Fonds daté du 26 avril 2007, pour l'exercice terminé le 28 février 2007 ;

d) Les états financiers consolidés non vérifiés de la société pour la période de six mois terminée le 31 août 2007;

e) Le rapport intermédiaire de la direction sur le rendement du fonds de la société daté du 2 octobre 2007 pour la période de six mois terminée le 31 août 2007;

f) La circulaire de sollicitation de procurations de la direction de la société datée du 30 avril 2007 établie en vue de l'assemblée générale annuelle des actionnaires de la société tenue le 8 juin 2007;

g) la déclaration de changement important datée du 28 mars 2007 ayant trait à l'annonce d'un appel public à l'épargne antérieur.

h) La déclaration de changement important de la société daté du 16 avril 2007 ayant trait à la clôture d'un appel public à l'épargne antérieur;

i) La déclaration de changement important datée du 3 octobre 2007 ayant trait à l'annonce d'un appel public à l'épargne antérieur;

j) La déclaration de changement important datée du 22 octobre 2007 ayant trait à la clôture d'un appel public à l'épargne antérieur;

Tous les documents du type de ceux susmentionnés (à l'exclusion des déclarations de changements importants confidentielles) déposés par la société auprès des commissions des valeurs mobilières ou d'autorités en valeurs mobilières similaires au Canada après la date du présent prospectus et avant la fin du présent placement seront réputés être intégrés par renvoi dans le présent prospectus simplifié.

Toute déclaration figurant dans le présent prospectus simplifié ou dans un document intégré par renvoi ou répute être intégré par renvoi aux présentes sera réputé être modifié ou remplacé, pour les fins du présent prospectus simplifié, dans la mesure où la déclaration figurant aux présentes ou dans un autre document déposé ultérieurement, qui est également intégré ou réputé être intégré par renvoi aux présentes, modifie ou remplace cette déclaration. Toute déclaration ainsi modifiée ou remplacée ne fera pas partie du présent prospectus simplifié, sauf sans la mesure où elle est modifiée ou remplacée. La déclaration qui modifie ou remplace n'a pas besoin d'indiquer qu'elle a modifié ou remplacé une déclaration antérieure ni inclure une autre information énoncée dans le document qu'elle modifie ou remplace. Le fait de faire une déclaration qui modifie ou remplace ne constitue pas un aveu, pour quelques fins que ce soit, que la déclaration modifiée ou remplacée, au moment où elle était faite, constituait une déclaration fausse ou trompeuse d'un fait important ou l'omission de déclarer un fait important qui doit être déclaré ou qui est nécessaire pour qu'une déclaration ne soit pas fausse ou trompeuse à la lumière des circonstances dans lesquelles elle a été faite.

ADMISSIBILITÉ AUX FINS DE PLACEMENT

D'après la législation en vigueur à la date des présentes, et sous réserve du respect des normes de prudence et des dispositions et restrictions générales en matière de placement prévues par les lois mentionnées ci-après (et, lorsqu'il y a lieu, leur règlement d'application) et, dans certains cas, sous réserve du respect d'autres exigences relatives aux politiques, normes, procédures, et objectifs en matière de placement ou de prêt et, dans certains cas, sous réserve du dépôt de ces politiques, normes, procédures ou objectifs les actions ordinaires, si elles sont émises à la date des présentes, ne constitueraient pas des placements interdits aux termes des lois suivantes :

Loi sur les sociétés d'assurances (Canada)
Loi de 1985 sur les normes de prestation de pension (Canada)
Loi sur les sociétés de fiducie et de prêt (Canada)
Loi sur les régimes de retraite (Ontario)
Loi sur les sociétés de prêt et de fiducie (Ontario)

De l'avis de Heenan Blaikie S.E.N.C.R.L., SRL, les conseillers juridiques de la société, et de Borden Ladner Gervais s.r.l., les conseillers juridiques des preneurs fermes, dans la mesure où les actions ordinaires sont inscrites à la cote d'une bourse prescrite, dont la Bourse de Toronto, les actions ordinaires devant être placées en vertu des présentes, si elles sont émises à la date des présentes constitueraient des «placements admissibles» aux termes de la *Loi de l'impôt sur le revenu* (Canada) (la « Loi de l'impôt ») et de ses règlements d'application pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes de participation différée aux bénéfices et des régimes enregistrés d'épargne-études (collectivement « régimes »).

LA SOCIÉTÉ

Uranium Participation Corp. a été constituée par statuts constitutifs conformément à la *Loi sur les sociétés par actions* (Ontario) (la « LSAO ») le 15 mars 2005 et est devenue une société cotée en bourse à la Bourse de Toronto le 10 mai 2005. Le siège social et principal établissement d'Uranium Participation Corp. est situé au Atrium on Bay, Suite 402, 595 Bay Street, Toronto (Ontario) M5G 2C2. Uranium Participation Corp. ne compte aucun employé. Denison Mines Inc. (le « gestionnaire ») fournit les services de quatre dirigeants de la société, à savoir le président, le chef de la direction financière, le vice-président, Marketing et le secrétaire général, aux termes d'une convention de services de gestion datée du 30 mars 2005, en sa version modifiée. Uranium Participation Corp. Est une société de portefeuille de placements qui investit au moins 85 % du produit de tout placement qu'elle réalise dans l'uranium, dont le principal objectif de placement est de réaliser une plus-value de son portefeuille d'uranium. Sauf si le contexte n'exige une interprétation contraire, le renvoi au terme « uranium » signifie l'oxyde d'uranium en concentrés (« U_3O_8 ») et l'hexafluorure d'uranium (« UF_6 »).

Uranium Participation Alberta Corp. (« UPAC ») est une filiale en propriété exclusive d'Uranium Participation Corp. Elle a été constituée en personne morale en vertu de la loi intitulée *Business Corporations Act* (Alberta) le 4 mai 2005. La filiale investit directement dans du U_3O_8 et du UF_6, qu'elle détient également.

Uranium Participation Cyprus Limited. (« UPCL ») est une filiale en propriété exclusive de la société. Elle a été constituée en personne morale en vertu des lois de la République de Chypre le 10 septembre 2006. UPCL investit directement dans du U_3O_8 et du UF_6 UPCA et UPCL sont collectivement désignées les « filiales ».

La société exerce ses activités par l'entremise de sa filiale. Sauf si le contexte n'exige une interprétation contraire ou sauf indication contraire, les renvois à Uranium Participation Corp. ou à la société réfèrent également aux filiales.

Uranium Participation Corp. est une société canadienne imposable et n'est pas une fiducie de fonds commun de placement aux fins de la Loi de l'impôt. La société est assujettie à l'impôt sur son revenu imposable, calculé conformément aux règles habituelles et aux taux habituellement applicables aux sociétés ouvertes en vertu de la Loi de l'impôt. À l'heure actuelle, la société constate des gains ou des pertes non réalisés sur ses investissement dans l'uranium et accumule de l'impôt sur le revenu futur en fonction des gains non réalisés. Les gains ou les pertes non réalisés sur la vente d'uranium seront constatés aux fins de l'impôt au moment où ils sont réalisés et seront imposés au titre de revenu ou de gains en capital, selon le cas.

COMITÉ D'EXAMEN INDÉPENDANT

La société a mis sur pied un comité d'examen indépendant (un « comité ») constitué de membres indépendants du conseil d'administration qualifiés. Les membres du comité sont Paul J. Bennett, Garth A. C. MacRae et Richard H. McCoy. Le comité a établi un mandat qui prévoit qu'il doit donner des recommandations ou approuver les opérations lorsqu'il existe des conflits d'intérêts entre la société et son gestionnaire, comme le prévoit le *Règlement 81-107 sur le comité d'examen indépendant des fonds d'investissement* des autorités canadiennes en valeurs mobilières (« Règlement 81-107 »). Le comité rédigera un rapport à l'intention des actionnaires au moins une fois l'an. Le rapport figurera sur le site Internet de la société, au www.uraniumparticipation.com et les actionnaires pourront également se le procurer sans frais en communiquant avec la société à l'adresse info@uraniumparticipation.com. Les membres du comité ont le droit de recevoir 1 000 $ de jetons de présence aux réunions du comité auxquelles ils assistent en plus des réunions régulières du conseil d'administration. Tous les frais et les charges du comité seront réglés par la société. Le comité est devenu pleinement fonctionnel en octobre 2007.

FAITS NOUVEAUX

Le 27 février 2008, la société a convenu d'acheter, sous condition d'obtenir un financement, 900 000 livres de U_3O_8 au prix de 72,11 $US la livre, pour un engagement d'achat global de 64 900 000 $US (à l'exclusion des commissions). La livraison devrait avoir lieu au plus tard le 31 mai 2008. Voir « Emploi du produit ».

La valeur liquidative non vérifiée de la société au 31 janvier 2008 s'établissait à 630 450 000 $ ou 9,70 $ l'action suivant le prix au comptant du U_3O_8 au 28 janvier 2008, qui s'élevait à 78,00 $US la livre et le prix du UF_6, qui s'élevait au 28 janvier 2008 à 215,00 $US par KgU et le taux de change à midi du dollar canadien et du dollar américain à la fin du mois, qui s'établissait à 1,0022 $. Depuis sa création jusqu'au 1er mars 2008, la société a acquis et pris livraison de 4 475 000 livres de U_3O_8 et de 1 417 230 KgU sous forme de UF_6, au coût total de 457 700 000 $, y compris les commissions. La valeur du placement de la société dans de l'uranium suivant les prix au comptant le 29 février 2008 s'élevait à 597 796 000 $.

Le 5 novembre 2007, la société a acheté 217 230 KgU de UF_6 au prix de 207,15 $US le KgU pour un engagement d'achat total de 44 999 195 $US (à l'exclusion des commissions).

Le 18 octobre 2007, la société a conclu un appel public à l'épargne visant 5 134 750 actions ordinaires au prix de 11,20 $ l'action pour un produit brut de 57 509 200 $.

Les bons de souscription permettant d'acquérir des actions ordinaires de la société émis le 10 mai 2005 sont venus à échéance le 10 mai 2007. Des 5 000 000 bons de souscription émis, 4 958 539 actions ordinaires ont été émises par suite de leur exercice avant leur échéance.

Le 10 avril 2007, la société a conclu un appel public à l'épargne visant 6 500 000 actions ordinaires au prix de 14,60 $ l'action pour un produit brut de 94 900 000 $.

STRUCTURE DU CAPITAL CONSOLIDÉ

Le tableau suivant présente la structure du capital consolidé non vérifié de la société au 31 août 2007, date des plus récents états financiers consolidés déposés par la société, et au 31 août 2007 compte tenu du placement de 57,5 millions conclu le 18 octobre 2007 (le « placement d'octobre 2007 ») et du placement. Ce tableau doit être lu conjointement avec les états financiers consolidés non vérifiés de la société, y compris les notes y afférentes, et le rapport de la direction sur le rendement du fonds intégrés par renvoi dans le présent prospectus simplifié.

	31 août 2007 (en milliers de dollars)	31 août 2007 compte tenu du placement d'octobre 2007 et du placement[1)] (en milliers de dollars)
	(non vérifiés)	(non vérifiés)
Capitaux propres		
Actions ordinaires	425 850 $	543 027 $
(autorisé en nombre illimité)	(59 857 091 actions)	(71 366 841 actions)
Bons de souscription 2006[2)]	2 455 $	2 455 $
	(2 828 799 bons de souscription)	(2 828 799 bons de souscription)
Surplus d'apport	30 $	30 $
Bénéfices non répartis	228 202 $	228 202 $
Total des capitaux permanents	656 537 $	773 714 $

1) Compte tenu du placement (en supposant que l'option aux fins d'attributions excédentaires n'est pas exercée), mais compte non tenu de l'incidence fiscale des frais d'émission d'actions.
2) Les bons de souscription, émis en septembre 2006, expirent le 14 septembre 2008.

EMPLOI DU PRODUIT

Le produit net que tirera la société du placement, déduction faite de la rémunération des preneurs fermes et des frais du placement (y compris les frais relatifs à la rédaction et au dépôt du présent prospectus simplifié) sont évalués à environ 61 824 000 $ en présumant que l'option aux fins d'attributions excédentaires n'est pas levée. Si l'option aux fins d'attributions excédentaires est levée intégralement, le produit net que tirera la société du placement, déduction faite de la rémunération des preneurs fermes et des frais du placement, sont évalués à environ 71 187 600 $.

Le produit net du placement, ainsi que l'encaisse, seront affectés par la société au financement (i) de la promesse d'achat de la société dont il est question à la rubrique «Faits nouveaux» (65 873 500 $US, y compris les commissions payables au gestionnaire s'élevant à 973 500 $US) et (ii) pour ce qui est du solde, s'il en est, des obligations courantes de la société. Au moins 85 % du produit brut de la vente de titres réalisée par la société doit être investi ou détenu pour des achats futurs d'uranium.

MODE DE PLACEMENT

Aux termes de la convention de prise ferme, la société a convenu de vendre et les preneurs fermes ont, chacun pour leur part, convenu d'acheter, en tant que contrepartistes, le 19 mars 2008, ou à toute autre date dont pourraient convenir la société et les preneurs fermes, mais, quoi qu'il en soit, au plus tard le 31 mars 2008 (la « date de clôture »), la totalité des actions ordinaires au prix d'offre, contre livraison de certificats représentant les actions ordinaires et bons de souscription, sous réserve du respect de toutes les exigences légales nécessaires et des conditions énoncées dans la convention de prise ferme. Le prix d'offre a été établi par voie de négociations entre la société et les preneurs fermes.

La société a convenu de payer aux preneurs fermes une rémunération de 0,408 $ l'action ordinaire en échange de leurs services rendus dans le cadre du placement des actions ordinaires offertes par le présent prospectus simplifié. La société a octroyé aux preneurs fermes l'option aux fins d'attributions excédentaires, pouvant être levée en totalité ou en partie, au gré des preneurs fermes, à tout moment avant la date qui tombe 30 jours après la date de clôture, cette option aux fins d'attributions excédentaires pouvant être levée pour acquérir les actions visées par l'option, au prix d'offre. Si l'option aux fins d'attributions excédentaires est levée intégralement, le prix d'offre, la rémunération des preneurs fermes et le produit net du placement s'élèveront à 74 778 750 $, 2 991 150 $ et 71 787 600 $, respectivement. La société versera également aux preneurs fermes une rémunération de 0,408 $ par action visée par l'action ordinaire. Le présent prospectus simplifié autorise le placement de l'action ordinaire aux fins d'attributions excédentaires et des actions visées par l'option émises par suite de la levée de l'option.

Aucune des actions ordinaires offertes par les présentes n'ont été ni ne seront enregistrées en vertu de la Loi de 1933 ou d'une loi d'État des États-Unis, et ne peuvent être offertes, vendues ou livrées aux États-Unis ou à des personnes des États-Unis ou pour le compte ou le bénéfice de telles personnes, sauf dans le cadre d'opérations dispensées des exigences d'inscription de la Loi de 1933 et des lois sur les valeurs mobilières d'État des États-Unis applicables. La convention de prise ferme prévoit que les preneurs fermes n'offriront et ne vendront les actions ordinaires à des acquéreurs situés à l'extérieur des États-Unis et à des personnes qui ne sont pas des personnes des États-Unis que conformément au règlement intitulé *Regulation S* pris en vertu de la Loi de 1933. La convention de prise ferme autorise également les preneurs fermes, par l'entremise des courtiers inscrits membres de leur groupe, à offrir et vendre les actions ordinaires à des acquéreurs situés aux États-Unis et à des personnes des États-Unis qui sont des « acheteurs institutionnels admissibles » (*qualified institutional buyers*, au sens attribué à ce terme dans la *Rule* 144A prise en vertu de la Loi de 1933) et à des « investisseurs accrédités » (*accredited investors*) qui répondent aux critères énoncés dans la *Rule 501(a)(1), (2), (3)* ou *(7)* du *Regulation D* pris en vertu de la Loi de 1933 dans le cadre d'opérations qui sont dispensées des exigences d'inscription en vertu de la Loi de 1933 et de toutes les lois sur les valeurs mobilières d'État des États-Unis applicables. Le présent prospectus simplifié ne constitue pas une offre de vendre ni la sollicitation d'une offre d'acheter des actions ordinaires aux États-Unis. De plus, avant l'expiration d'un délai de 40 jours après le début du placement, l'offre ou la vente des actions ordinaires offertes par les présentes aux États-Unis par un courtier (qu'il participe ou non au placement) pourrait enfreindre les exigences d'inscription de la Loi de 1933, sauf si l'offre est faite conformément à une dispense prévue par la *Rule 144A* prise en vertu de la Loi de 1933.

Les actions ordinaires constitueront des actions comportant des restrictions au sens de la *Rule 144(a)(3)* de la Loi de 1933. Jusqu'à ce qu'ils ne soient plus exigés en vertu des exigences applicables prévues par la Loi de 1933, les certificats représentant les actions ordinaires qui sont vendues aux États-Unis ou à une personne des États-Unis ou pour le compte ou le bénéfice d'une telle personne comporteront une mention indiquant que les titres représentés par ce certificat ne sont pas inscrits en vertu de la Loi de 1933 ou d'une loi sur les valeurs mobilières d'État des États-Unis applicable et qu'ils ne peuvent être offerts ou vendus que conformément à certaines dispenses des exigences d'inscription prévues par la Loi de 1933 ou des lois sur les valeurs mobilières d'État des États-Unis applicables.

Les obligations des preneurs fermes en vertu de la convention de prise ferme sont individuelles et peuvent être résiliées à leur gré suivant leur évaluation de l'état des marchés financiers et peuvent également être résiliées à leur gré moyennant la survenance de certains événements stipulés. Les preneurs fermes sont toutefois tenus de prendre livraison des actions ordinaires, sauf les actions visées par l'option, et de les régler si des actions ordinaires sont souscrites en vertu de la convention de prise ferme.

La société a demandé l'inscription des actions ordinaires à la cote de la Bourse de Toronto. L'inscription sera subordonnée à l'obligation, pour la société, de respecter toutes les exigences d'inscription de la Bourse de Toronto.

Conformément aux règles et instructions générales applicables de la commission des valeurs mobilières de l'Ontario et de certaines autorités en valeurs mobilières, les preneurs fermes ne peuvent, pendant toute la durée du placement, effectué en vertu du présent prospectus simplifié, offrir d'acheter ou acheter des actions ordinaires. La restriction susmentionnée comporte certaines exceptions, dans la mesure où l'offre d'achat ou l'achat est fait aux fins de créer une activité réelle ou apparente sur les actions ordinaires ou d'en hausser le cours. Ces exceptions comprennent une offre d'achat ou un achat autorisé en vertu des règles applicables des organismes d'autoréglementation ayant trait aux activités de stabilisation du marché et de maintien passif du marché et une offre ou un achat effectué pour le compte d'un client si l'ordre d'achat n'a pas été sollicité pendant la période du placement. Sous réserve de ce qui précède et des lois applicables, les preneurs fermes peuvent effectuer des attributions excédentaires ou des opérations dans le cadre du placement en vue de stabiliser ou de maintenir le cours des actions ordinaires à des niveaux supérieurs que ceux qui se formeraient pas ailleurs sur le marché libre. De telles opérations, si elles sont entreprises, peuvent être interrompues à tout moment.

La société a convenu en faveur des preneurs fermes de ne pas, au cours du délai qui prend fin 90 jours après la date de clôture, sauf dans certaines circonstances, offrir ou vendre, ou convenir d'offrir ou de vendre, ou conclure une entente en vue d'offrir ou de vendre des actions ordinaires ou d'autres titres de la société ou des titres convertibles en actions ordinaires ou échangeables contre celles-ci ou qui peuvent par ailleurs être exercés en vue d'acquérir des titres de la société dans le cadre d'opérations de financement, sans avoir préalablement obtenu le consentement écrit de Cormark, qui ne peut refuser de le donner sans motif valable.

La convention de prise ferme prévoit également que la société indemnisera les preneurs fermes et leurs administrateurs, dirigeants, employés et mandataires contre certaines responsabilités et certains frais ou remboursera les sommes que les preneurs fermes pourraient être tenus d'engager à cet égard.

DESCRIPTION DES TITRES PLACÉS

Les actions ordinaires

La société est autorisée à émettre un nombre illimité d'actions ordinaires, dont 64 991 841 étaient en circulation le 29 février 2008. Les actions ordinaires n'ont pas de valeur nominale ni de valeur au pair. Chacune des actions ordinaires est assortie d'un droit de vote à toutes les assemblées des actionnaires, d'un droit aux dividendes déclarés par les administrateurs et du droit à une quote-part du reliquat des biens et de l'actif de la société revenant aux porteurs d'actions ordinaires par suite de la liquidation et de la dissolution de la société.

FACTEURS DE RISQUE

Un placement dans les actions ordinaires est assujetti à plusieurs facteurs de risque qui devraient être étudiés par l'acquéreur éventuel. Outre les renseignements fournis ailleurs dans le présent prospectus simplifié (y compris les documents qui y sont intégrés par renvoi), les épargnants devraient étudier attentivement les facteurs de risque suivants. Ces facteurs de risque pourraient avoir une incidence importante sur les résultats d'exploitation futurs de la société et pourraient faire en sorte que les événements réels diffèrent considérablement de ceux décrits dans les énoncés prospectifs ayant trait à la société.

Plusieurs facteurs de risque pourraient avoir une incidence négative sur l'entreprise d'Uranium Participation Corp. et la valeur des titres d'Uranium Participation Corp., notamment les facteurs dont la liste est donnée ci-après. Les renseignements suivants portent sur les perspectives et la situation que connaît actuellement Uranium Participation Corp. et qui pourraient avoir une incidence importante sur la situation financière d'Uranium Participation Corp. Ces renseignements, de par leur nature, ne sont pas exhaustifs. Rien ne garantit que d'autres facteurs de risque n'auront pas d'incidence sur le futur d'Uranium Participation Corp. Uranium Participation Corp. n'est pas un fonds commun de placement et un placement dans les actions ordinaires n'est pas remboursable.

Volatilité des prix de l'uranium attribuable à des facteurs relatifs à la demande et à l'offre

Étant donné que la quasi-totalité des activités d'Uranium Participation Corp. consiste à investir dans l'uranium, la valeur de ses titres est tributaire des fluctuations des prix de l'uranium. D'un point de vue historique, la fluctuation de ces prix a été et continuera de dépendre de plusieurs facteurs échappant à la volonté d'Uranium Participation Corp. Ces facteurs comprennent, entre autres, la demande d'énergie nucléaire, les améliorations de l'efficacité des réacteurs nucléaires, le recyclage du combustible nucléaire usé et le réenrichissement des résidus pauvres en uranium, la vente des stocks civils et militaires excédentaires (y compris le démantèlement des armes nucléaires) par les gouvernements et les niveaux et les coûts de production dans les principaux pays producteurs d'uranium.

Étant donné que le UF_6 est une marchandise différente du U_3O_8, son prix dépend de l'équilibre entre la demande et l'offre de même que l'équilibre entre l'offre et la demande de U_3O_8 et pour les services de conversion. Par conséquent, le prix du UF_6 pourrait fluctuer différemment du prix comptant du U_3O_8, ou du prix comptant de conversion lui-même. Ces facteurs qui influent sur le prix du UF_6 pourraient avoir une incidence sur la valeur liquidative de la société, qui à son tour pourrait avoir une incidence sur le cours des titres de la société.

Le tableau suivant indique le prix comptant du U_3O_8 par livre et la valeur du UF_6 par KgU au 31 décembre pour les quatre ans terminés le 31 décembre 2007, et en date du 29 février 2008.

	31 décembre					29 février
	2003	2004	2005	2006	2007	2007
U_3O_8	14,50 $	20,70 $	36,25 $	72,00 $	90,00 $	73,00 $[3]
UF_6	43,14 $[2]	63,09 $[2]	105,00 $	199,00 $	240,00 $	200,00 $

1) Publié par U_x Consulting Company, LLC (« U_xCO ») en dollars américains.
2) Les prix du UF_6 pour 2003 et 2004 n'ont pas été publiés par U_xCO. Les montants indiqués pour ces années représentent la valeur du UF_6, qui est obtenue a additionnant (i) le prix comptant du U_3O_8, qui est alors multiplié par 2,61285; et (ii) le prix comptant de conversion du UF_6.

Absence de marché public pour l'uranium

Il n'existe aucun marché public pour la vente d'uranium. Uranium Participation Corp. pourrait ne pas être en mesure d'acquérir de l'uranium ou, une fois acquis, vendre l'uranium pendant plusieurs mois. Le basin d'acquéreurs et de vendeurs potentiels est limité et chaque opération pourrait nécessiter la négociation de dispositions spécifiques. Par conséquent, un cycle d'achat ou de vente peut prendre plusieurs mois à aboutir. De plus, comme l'offre d'uranium est limitée, les ventes sur le marché comptant au cours des dix dernières années n'ayant totalisées qu'environ 22 millions de livres de U_3O_8 par année, Uranium Participation Corp. pourrait éprouver d'autres difficultés à acheter de l'uranium si un acheteur important se présentait. L'incapacité d'acheter et de vendre en temps utile des quantités suffisantes pourrait avoir une incidence défavorable importante sur les titres d'Uranium Participation Corp.

À l'occasion, la société conclut des promesses d'achat de U_3O_8 ou de UF_6. Ces promesses sont généralement assujetties à des conditions tant en faveur du vendeur que de la société et rien ne garantit que les achats envisagés par suite de ces promesses seront réalisés.

Taux de change

Uranium Participation Corp. tient ses comptes, ses registres, publie ses états financiers, paye certains frais d'exploitation et négocie ses titres en monnaie canadienne. Comme les prix de l'uranium sont fixés en monnaie américaine, les fluctuations du taux de change de la monnaie américaine par rapport à la monnaie canadienne peuvent avoir une incidence importante sur la fixation de la valeur de l'uranium et le prix d'achat connexe d'un point de vue de la monnaie canadienne. Étant donné que les fluctuations du taux de change échappent à la volonté d'Uranium Participation Corp., rien ne garantit que ces fluctuations n'auront pas d'incidences défavorables sur les activités d'Uranium Participation Corp. ou la valeur de négociations de ses actions ordinaires et des bons de souscription de 2006.

Risques associés aux installations

Aux termes de la convention de services de gestion, le gestionnaire est tenu de prendre toutes les mesures nécessaires pour que l'uranium soit stocké dans des installations de conversion et d'enrichissement d'uranium agréées (les « installations ») et de s'assurer que ces installations procurent les indemnisations satisfaisantes pour le bénéfice d'Uranium Participation Corp. ou de s'assurer que celle-ci bénéficie des garanties d'assurance obtenues moyennant les modalités normales de l'industrie. Rien ne garantit que les indemnités ou l'assurance en faveur d'Uranium Participation Corp. couvrira ou exonérera entièrement Uranium Participation Corp. dans l'éventualité d'une perte ou d'un préjudice. Uranium Participation Corp. pourrait être financièrement et juridiquement tenue responsable des pertes ou des dommages non garantis par des dispositions d'indemnisation ou une assurance. Cette responsabilité pourrait avoir une incidence défavorable importante sur la situation financière d'Uranium Participation Corp.

Comme le nombre d'installations dûment agréées est limité, rien ne garantit que des mesures avantageuses pour Uranium Participation Corp. d'un point de vue commercial seront facilement disponibles. À défaut de négocier avec les installations des modalités de stockage raisonnables d'un point de vue commercial, la situation financière d'Uranium Participation Corp. pourrait s'en trouver compromise.

Absence de liquidités d'exploitation

Les frais d'Uranium Participation Corp. sont financés sur l'encaisse qui n'est pas par ailleurs investit dans l'uranium. Une fois l'encaisse majorée, Uranium Participation Corp. pourrait produire des liquidités en prêtant ou en vendant de l'uranium ou en plaçant d'autres titres de participation, y compris l'exercice des bons de souscription et des bons de souscription de 2006 en circulation. Rien ne garantit qu'Uranium Participation Corp. sera à l'avenir en mesure de vendre d'autres titres de participation ou titres reliés à des titres de participation moyennant des modalités acceptables pour Uranium Participation Corp., que les bons de souscription de 2006 seront exercés, qu'Uranium Participation Corp. sera en mesure de vendre de l'uranium en temps utile ou de manière rentable ni qu'Uranium Participation Corp. sera en mesure de réaliser des revenus grâce à des ententes de prêt.

Concurrence avec d'autres sources d'énergie et acceptation de l'énergie nucléaire par le grand public

L'énergie nucléaire entre en concurrence avec d'autres sources d'énergie, notamment le pétrole, le gaz naturel, le charbon et l'hydroélectricité. Ces autres sources d'énergie sont, dans une certaine mesure, interchangeables avec l'énergie nucléaire, particulièrement à long terme. Si les cours du pétrole, du gaz nature, du charbon et de l'hydroélectricité se maintiennent à des prix relativement bas, et si d'autres sources d'énergie plus économiques sont développées, la demande d'uranium pourrait baisser.

De plus, la croissance de l'industrie de l'uranium et de l'énergie nucléaire dépendra de l'acceptation continue et accrue de la technologie du nucléaire comme moyen de production d'électricité. Étant donné les facteurs politiques, techniques et environnementaux particuliers qui touchent l'industrie du nucléaire, l'industrie est assujettie à la critique de l'opinion publique, ce qui pourrait avoir une incidence défavorable sur la demande d'énergie nucléaire et raffermir la réglementation de l'industrie de l'énergie nucléaire. Un accident dans un réacteur nucléaire, peu importe l'endroit dans le monde, pourrait avoir une incidence sur l'acceptation par le public et l'intervention des autorités de réglementation de l'énergie nucléaire et les perspectives futures des réacteurs nucléaires, ce qui pourrait avoir une incidence défavorable sur Uranium Participation Corp.

Défaut de liquidité du placement

Uranium Participation Corp. n'est pas un fonds commun de placement et un placement dans les actions ordinaires et des bons de souscription ne peut être remboursé. La liquidité d'Uranium Participation Corp. dépend principalement des ventes ou du prêt d'uranium, par Uranium Participation Corp. Par conséquent, Uranium Participation Corp. pourrait ne pas disposer des ressources financières pour déclarer des dividendes ou faire d'autres distributions en espèces dans la mesure où il est décidé de vendre ou de prêter une partie de son portefeuille d'uranium.

Depuis sa création, la société n'a pas déclaré de dividendes et la société n'a actuellement pas l'intention de déclarer des dividendes.

Valeur liquidative

La valeur liquidative par actions ordinaires déclarée par Uranium Participation Corp. est fondée sur le prix comptant de l'uranium publié par UxCo. Par conséquent, la valeur liquidative pourrait ne pas nécessairement tenir compte de la valeur de réalisation véritable de l'uranium détenu par Uranium Participation Corp.

La valeur liquidative est calculée en retranchant le passif de la société de son actif à la fin de l'exercice pertinent. Ce passif inclut le passif pour impôt sur le revenu futur. Contrairement à la plupart des fonds commun de placement, la société n'est pas admissible en tant que fiducie de fonds commun de placement et, par conséquent, applique les dispositions générales en matière d'impôt prévues par la Loi de l'impôt.

L'exercice des bons de souscription en circulation aura un effet dilutif sur la valeur liquidative par action ordinaire dans la mesure où la valeur liquidative par action ordinaire est supérieure au prix d'exercice de ces bons de souscription. Les bons de souscription expirent le 14 septembre 2008 et leur prix d'exercice est de 12,00 $, ce qui est actuellement supérieur à la valeur liquidative par action ordinaire.

Cours des actions ordinaires

Il semble que le cours des actions ordinaires est lié à la valeur liquidative par action ordinaire. Uranium Participation Corp. ne peut prédire si les actions ordinaires se négocieront à l'avenir à un cours supérieur, paritaire ou inférieur à la valeur liquidative d'Uranium Participation Corp. ou si le cours des bons de souscription d'Uranium Participation Corp. en circulation sera fondé uniquement sur le cours des actions ordinaires.

Le cours des actions ordinaires et des bons de souscription en circulation peut également dépendre du ratio des frais de gestion, qui est calculé, pour chaque exercice, suivant les frais des activités d'investissement (y compris les charges fiscales estimatives) pour l'exercice sur la valeur liquidative moyenne de la société.

Dépendance à l'égard du conseil d'administration et du gestionnaire

Uranium Participation Corp. est une société autorégie par le conseil nommé et élu par les actionnaires détenteurs d'actions ordinaires. Uranium Participation Corp. dépendra, par conséquent, des services de son conseil d'administration et des services de gestion du gestionnaire.

Démission du gestionnaire

Le gestionnaire peut résilier la convention de services de gestion après la durée initiale, conformément à ses modalités. Uranium Participation Corp. pourrait ne pas être en mesure de se procurer des services semblables à ceux fournis en vertu de la convention de services de gestion, ce qui pourrait avoir une incidence défavorable sur son exploitation.

Conflit d'intérêts

Les administrateurs et dirigeants d'Uranium Participation Corp. pourraient fournir des services de placement, d'administration et d'autres services à d'autres entités et parties. Les administrateurs et dirigeants d'Uranium Participation Corp. ont consacré et se sont engagés à consacrer le temps suffisant pour s'acquitter dûment de leurs fonctions en ce qui a trait à l'entreprise et aux affaires d'Uranium Participation Corp., lorsqu'il y a lieu.

Prêt d'uranium

La société a octroyé une option d'emprunt d'uranium dans le cadre des achats décrits à la rubrique « Emploi du produit » et pourrait conclure à l'avenir des ententes de prêt d'uranium. Elle a l'intention d'obtenir la garantie suffisante en échange de l'uranium prêté. Toutefois, il se peut que l'emprunteur ne soit pas en mesure de restituer l'uranium et pourrait, sinon, rembourser en espèces l'équivalent de la valeur de l'uranium emprunté. Dans ce cas, étant donné l'offre limitée de U_3O_8 et de UF_6, la société pourrait ne pas être en mesure de remplacer l'uranium prêté dans son portefeuille.

Changement dans la réglementation

Les changements apportés dans la réglementation, les formalités douanières, les droits de douane et les autres taxes pourraient avoir une incidence sur Uranium Participation Corp. ou ses filiales. Ces changements pourraient, suivant leur nature, tourner à l'avantage d'Uranium Participation Corp. ou lui nuire.

EXPERTS INTÉRESSÉS

Certaines questions d'ordre juridique ayant trait au placement seront étudiées par Heenan Blaikie S.E.NC.R.L, SRL, pour le compte de la société, et par Borden Ladner Gervais s.r.l., pour le compte des preneurs fermes. En dates des présentes, les associés et avocats de Heenan Blaikie S.E.NC.R.L, SRL, en tant que groupe, et les associés et avocats de Borden Ladner Gervais s.r.l., en tant que groupe, détiennent, directement ou indirectement, moins de 1 % des actions ordinaires en circulation de la société.

Aucun associé ni aucun avocat, selon le cas, des sociétés en nom collectif à responsabilité limitée susmentionnées ne devrait, à l'heure actuelle, être élu, nommé ou retenu comme administrateur, dirigeant ou employé de la société ou d'un membre de son groupe ou d'une de ses filiales.

PROMOTEUR

Le gestionnaire peut être considéré comme le promoteur de la société au sens des règlements sur les valeurs mobilières de certaines provinces du Canada. Le gestionnaire n'obtiendra pas directement ni indirectement d'avantages en raison de ses liens avec la société, sauf ceux décrits à la rubrique « Gestionnaire d'Uranium Participation Corp. » et « Membre de la direction et autre personne intéressée dans des opérations importantes » de la notice annuelle de la société, qui est intégrée par renvoi aux présentes. Les administrateurs et dirigeant du gestionnaire, en tant que groupe, sont propriétaires de moins de 1 % des actions ordinaires du gestionnaire.

VÉRIFICATEURS, AGENT DES TRANSFERTS ET AGENT CHARGÉ DE LA TENUE DES REGISTRES

Les vérificateurs de la société sont PricewaterhouseCoopers s.r.l., comptables agréés, de Toronto (Ontario).

L'agent des transferts et agent chargé de la tenue des registres pour les actions ordinaires est Services aux investisseurs Computershare Inc., à son établissement principal de Toronto (Ontario).

DROITS DE RÉSOLUTION ET SANCTIONS CIVILES

La législation en valeurs mobilières de certaines provinces du Canada confère à l'acquéreur un droit de résolution qui ne peut être exercé que dans les deux jours ouvrables suivant la réception réelle ou réputée du prospectus et des modifications. Ces lois permettent également à l'acquéreur de demander la nullité, la révision du prix ou, dans certains cas, des dommages-intérêts par suite d'opérations de placement effectuées avec un prospectus contenant des informations fausses ou trompeuses, ou par suite de la non-transmission du prospectus. Toutefois, ces diverses actions doivent être exercées dans des délais déterminés. On se reportera aux dispositions applicables et on consultera éventuellement un conseiller juridique.

CONSENTEMENT DE PRICEWATERHOUSECOOPERS S.R.L./S.E.N.C.R.L.

Nous avons lu le prospectus simplifié d'Uranium Participation Corporation (la « société ») daté du 5 mars 2008 relatif à l'émission et à la vente de 6 375 000 actions ordinaires de la société. Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention des vérificateurs sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus susmentionné notre rapport aux actionnaires de la société portant sur l'état de l'actif net consolidé de la société au 28 février 2007 et sur les états consolidés des résultats, de l'évolution de l'actif net et des flux de trésorerie pour la période allant du 15 mars 2005 au 28 février 2006 et pour la période allant du 1er mars 2006 au 28 février 2007. Notre rapport est daté du 26 avril 2007.

(signé) ●
Comptables agréés, experts-comptables autorisés

Toronto (Ontario)
Le ● 2008

ATTESTATION DE LA SOCIÉTÉ ET DU PROMOTEUR

Le 5 mars 2008

Le présent prospectus simplifié, avec les documents qui y sont intégrés par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants ayant trait aux titres offerts par le présent prospectus, conformément à la législation en valeurs mobilières de la Colombie-Britannique, de l'Alberta, de la Saskatchewan, du Manitoba, de l'Ontario, du Nouveau-Brunswick, de la Nouvelle-Écosse, de l'Île-du-Prince-Édouard et de Terre-Neuve-et-Labrador et des règles et règlements d'application y afférents. Aux fins de la province de Québec, le présent prospectus simplifié, avec les documents qui y sont intégrés par renvoi et complété par le dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'affecter la valeur ou le cours des titres qui font l'objet du placement.

(Signé) Ernest Peter Farmer
Président
(en tant que chef de la direction)

(Signé) James R. Anderson
Chef de la direction financière

Au nom du conseil d'administration

(Signé) Richard H. McCoy
Administrateur

(Signé) Jeff Kennedy
Administrateur

ATTESTATION DES PRENEURS FERMES

Le 5 mars 2008

À notre connaissance, le présent prospectus simplifié, avec les documents qui y sont intégrés par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants ayant trait aux titres offerts par le présent prospectus, conformément à la législation en valeurs mobilières de la Colombie-Britannique, de l'Alberta, de la Saskatchewan, du Manitoba, de l'Ontario, du Nouveau-Brunswick, de la Nouvelle-Écosse, de l'Île-du-Prince-Édouard et de Terre-Neuve-et-Labrador et des règles et règlements d'application y afférents. Aux fins de la province de Québec, à notre connaissance, le présent prospectus simplifié, avec les documents qui y sont intégrés par renvoi et complété par le dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'affecter la valeur ou le cours des titres qui font l'objet du placement.

VALEURS MOBILIÈRES CORMARK INC.

Par : (signé) Peter Grosskopf

MARCHÉS MONDIAUX CIBC INC.

Par : (signé) Rick G. McCreary

CORPORATION DE VALEURS MOBILIÈRES DUNDEE

Par : (signé) Robert Klassen

SCOTIA CAPITAUX INC.

Par : (signé) Jeffrey W. Richmond

VALEURS MOBILIÈRES TD INC.

Par : (signé) Gorden Glen

RAYMOND JAMES LTÉE

Par : (signé) David Greifenberger

FINANCIÈRE BANQUE NATIONALE INC.

Par : (signé) Steven Farber

Ontario Securities Commission
Commission des valeurs mobilières de l'Ontario
P.O. Box 55, 19th Floor
20 Queen Street West
Toronto ON M5H 3S8
CP 55, 19e étage
20, rue queen ouest
Toronto ON M5H 3S8

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR PROSPECTUSES

AND

IN THE MATTER OF

Uranium Participation Corporation

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of **British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador** have been issued for a **Preliminary Short Form Prospectus** of the above Issuer dated **March 5th, 2008.**

DATED at Toronto this **5th** day of **March, 2008**.

Margo Paul

Margo Paul
Director, Corporate Finance

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # **1225901**

NOVA SCOTIA
Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

Uranium Participation Corporation

Receipt for a Preliminary Short Form Prospectus dated March 5, 2008 relating to the securities of the above Issuer is hereby issued pursuant to section 60 of the Act.

DATED at Halifax, this 5th day of March, 2008.

"J. William Slattery"

J. William Slattery, C.A.
Director Corporate Finance & Administration

NOTE: The issuance of this receipt is not construed as meaning that the adequacy of the Preliminary Short Form Prospectus and supporting material has been established. These are being reviewed by the Commission staff and initial comments will be furnished to you by letter as soon as practicable.

Project #1225901

DÉCISION N° : 2008-MC-0334

NUMÉRO DE PROJET SÉDAR: 1225901

VISA DE PROSPECTUS SIMPLIFIÉ PROVISOIRE

(Régime d'examen concerté)

Uranium Participation Corporation

Nom de l'émetteur

En application de l'article 20 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1, le visa est octroyé à votre prospectus simplifié provisoire du 5 mars 2008.

L'Autorité des marchés financiers,

Le 5 mars 2008

Date du visa

(s) Benoit Dionne

Benoit Dionne
Chef du Service du financement des sociétés

/npi

Heenan Blaikie

RECEIVED

2008 JUN 16 A 11:77

FILED BY SEDAR

March 11, 2008

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island, Registrar of Securities

Dear Sirs/Mesdames:

Re: URANIUM PARTICIPATION CORPORATION
Final Short Form Prospectus

We refer to the final short form prospectus (the "Prospectus") of Uranium Participation Corporation dated March 11, 2008.

We hereby consent to the reference to our name on page ii of the face page and under the heading "Interest of Experts" in the Prospectus and to the reference and use of our opinion under the heading "Eligibility for Investment" contained in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our opinion referred to therein or that are within our knowledge as a result of services that we performed in connection with such opinion.

This letter is provided pursuant to the requirements of applicable securities legislation and is solely for the information of the addressees and is not to be referred to in whole or in part in the Prospectus and is not to be relied upon for any other purpose.

Yours truly,

(signed)Heenan Blaikie LLP

T 604 891.0011
F 604 669.5101

1055 West Hastings Street
Suite 2200
Vancouver, British Columbia
Canada V6E 2E9

www.heenanblaikie.com

Borden Ladner Gervais LLP
Lawyers • Patent & Trade-mark Agents
Scotia Plaza, 40 King Street West
Toronto, Ontario, Canada M5H 3Y4
tel.: (416) 367-6000 fax: (416) 367-6749
www.blgcanada.com

BORDEN
LADNER
GERVAIS

March 11, 2008

FILED BY SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames::

Re: Uranium Participation Corporation
Final Short Form Prospectus dated March 11, 2008

We refer to the final short form prospectus of Uranium Participation Corporation (the "Corporation") dated March 11, 2008 (the "Prospectus") relating to the new issue of common shares of the Corporation.

We hereby consent to the inclusion of our name on the face page and under the heading "Interest of Experts" in the Prospectus and to the reference and use of our opinion under the heading "Eligibility for Investment" contained in the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in it that are derived from our opinion or within our knowledge as a result of the services performed by us in connection with our opinion.

This letter is solely for the private information of the addressees and is not to be used, quoted from or referred to in whole or in part in any documents, nor is it to be published, circulated or furnished in whole or in part to any other person or company, nor should it be relied on by any other person.

Yours truly,

(signed) *"Borden Ladner Gervais LLP"*

::ODMA\PCDOCS\TOR01\3656873\1

CALGARY • MONTRÉAL • OTTAWA • TORONTO • VANCOUVER • WATERLOO REGION

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

March 11, 2008

To:

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Securities Office, Consumer, Corporate and Insurance Division,
Prince Edward Island

We refer to the short form prospectus of Uranium Participation Corporation (UPC or the Company) dated March 11, 2008 (the "Prospectus") relating to the sale and issue of 6,375,000 Common Shares of the Company.

We consent to the use, through incorporation by reference in the Prospectus, of our report to the Shareholders of the Company on the following financial statements. Our report is dated April 26, 2007.

- Consolidated statement of net assets as at February 28, 2007 and 2006;
- Consolidated statements of operations, changes in net assets and cash flows for the period from March 15, 2005 to February 28, 2006 and the period from March 1, 2006 to February 28, 2007.

PRICEWATERHOUSECOOPERS

March 11, 2008

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

(signed) "PricewaterhouseCoopers LLP"

Ontario Securities Commission | Commission des valeurs mobilières de l'Ontario | P.O. Box 55, 19th Floor 20 Queen Street West Toronto ON M5H 3S8 | CP 55, 19e étage 20, rue queen ouest Toronto ON M5H 3S8

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR PROSPECTUSES

AND

IN THE MATTER OF

Uranium Participation Corporation
(Common Shares)

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of **British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador** have been issued for the **Short Form Prospectus** of the above Issuer dated **March 11th, 2008**.

DATED at Toronto this 12th day of March, 2008.

Leslie Byberg

Leslie Byberg
Acting Director, Investment Funds Branch

SEDAR Project #**1225901**

NOVA SCOTIA Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

Uranium Participation Corporation
(Common Shares)

Receipt for (Final) Short Form Prospectus dated March 11, 2008 relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

DATED at Halifax, this 12th day of March, 2008.

"J. William Slattery"

J. William Slattery, C.A.
Director Corporate Finance & Administration

Project #1225901

FORM 51-102F3
MATERIAL CHANGE REPORT
FOR AN INVESTMENT FUND

Item 1. Name and Address of Company

URANIUM PARTICIPATION CORPORATION
595 Bay Street, Suite 402
Toronto, ON M5G 2C2

Item 2. Date of Material Change

February 28, 2008

Item 3. News Release

A news release announcing the change referred to in this report was issued on February 28, 2008 in Toronto, ON and subsequently filed on SEDAR.

Item 4. Summary of Material Change

Uranium Participation Corporation (the "Company") has entered into an agreement with Cormark Securities Inc. on behalf of a syndicate of underwriters which consists of Cormark Securities Inc., CIBC World Markets Inc., Dundee Securities Corporation, Raymond James Ltd., Scotia Capital Inc., TD Securities Inc. and National Bank Financial Inc. (the "Underwriters") pursuant to which the Underwriters have agreed to buy and sell to the public 6,375,000 common shares of the Company at a price of $10.20 per common share, representing an aggregate issue amount of approximately $65 million (the "Offering"). Closing is expected on or about March 19, 2008 and is subject to regulatory approval including that of the Toronto Stock Exchange. The Underwriters also have an option to purchase up to an additional 956,250 common shares at the issue price to cover over-allotments for a period of 30 days after the date of Closing.

Item 5. Full Description of Material Change

See the news release issued on February 28, 2008, a copy of which is attached to this report.

Item 6. Reliance on subsection 11.2(2) or (3) of National Instrument 81-106

Not applicable

Item 7. Omitted Information

Not applicable

Item 8. Executive Officer

For further information, please contact

E. Peter Farmer, President
Tel: (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer
Tel: (416) 979-1991 Ext. 372

Item 9. Date of Report

Dated this 6th day of March, 2008.

PRESS RELEASE

Uranium Participation Corporation

PRESS RELEASE

Cormark Securities Inc.
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2800
Toronto, Ontario M5J 2J2

URANIUM PARTICIPATION CORPORATION – NEW ISSUE

Toronto, February 28, 2008 - Uranium Participation Corporation (the "Company or Uranium Participation Corp.") has today entered into an agreement with Cormark Securities Inc. on behalf of a syndicate of underwriters which consists of Cormark Securities Inc., CIBC World Markets Inc., Dundee Securities Corporation, Raymond James Ltd., Scotia Capital Inc., TD Securities Inc., and National Bank Financial Inc. (the "Underwriters") pursuant to which the Underwriters have agreed to buy and sell to the public 6,375,000 common shares of the Company at a price of $10.20 per common share, representing an aggregate amount of issue of approximately $65.0 million (the "Offering"). Closing is expected on or about March 19, 2008 and is subject to regulatory approval including that of the Toronto Stock Exchange

The Underwriters also have an option to purchase up to an additional 956,250 common shares at the issue price to cover over-allotments for a period of 30 days after the date of Closing.

The net proceeds of the Offering will be used to fund the purchase of 900,000 lbs of U_3O_8.

Caution Regarding Forward-Looking Information

This press release contains certain forward-looking statements and forward-looking information that are based on Uranium Participation Corp.'s current internal expectations, estimates, projections, assumptions and beliefs. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward-looking statements involve numerous factors, assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Participation Corp., may cause actual results to differ materially from the expectations expressed in the forward-looking statement. These factors include, but are not limited to, changes in commodity prices and foreign exchange. For a description of the principal risks of Uranium Participation Corp., see "Risk Factors" in Uranium Participation Corp.'s Annual Information Form dated April 30, 2007, a copy of which is available at www.sedar.com.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward-looking statements. Except where required under applicable securities legislation, Uranium Participation Corp. does not undertake to update any forward-looking information statement.

About Uranium Participation Corporation

Uranium Participation Corp. is an investment holding company created to invest at least 85% of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF6) with the primary investment objective of achieving an appreciation in the value of its uranium holdings. The uranium holdings are physically stored in duly licensed facilities located in Canada, France and the United States. The strategy of Uranium Participation Corp. is to invest primarily in long-term holdings of U_3O_8 and UF6 and not to actively speculate with regard to short-term changes in uranium prices.

Additional information about Uranium Participation Corp. is available on SEDAR at www.sedar.com and on Uranium Participation Corp.'s website at www.uraniumparticipation.com

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

FORMULAIRE 51-102F3
DÉCLARATION DE CHANGEMENT IMPORTANT
POUR UN FONDS DE PLACEMENT

Rubrique 1. **Nom et adresse de la société**

URANIUM PARTICIPATION CORPORATION
595 Bay Street, suite 402
Toronto (Ontario) M5G 2C2

Rubrique 2. **Date du changement important**

Le 28 février 2008.

Rubrique 3. **Communiqué de presse**

Un communiqué de presse annonçant le changement dont il est question dans la présente déclaration a été publié le 28 février 2008 à Toronto (Ontario) et déposé ultérieurement sur SEDAR.

Rubrique 4. **Résumé du changement important**

Uranium Participation Corporation (la « société ») a annoncé la conclusion avec Valeurs mobilières Cormark Inc., au nom d'un syndicat de placement composé de Valeurs mobilières Cormark Inc., Marchés mondiaux CIBC Inc., Corporation de valeurs mobilières Dundee, Raymond James Ltée, Scotia Capitaux Inc., Valeurs mobilières TD Inc. et. Financière Banque Nationale Inc. (les « preneurs fermes ») d'une convention conformément à laquelle les preneurs fermes ont convenu d'acheter et de vendre au public 6 375 000 actions ordinaires de la société au prix de 10,20 $ l'action ordinaire, soit un prix d'émission total d'environ 65 millions de dollars (le « placement »). La clôture devrait avoir lieu vers le 19 mars 2008 et elle est conditionnelle à l'approbation règlementaire, y compris celle de la Bourse de Toronto. Les preneurs fermes disposent également d'une option leur permettant de souscrire jusqu'à 956 250 actions ordinaires au prix d'offre pour couvrir les attributions excédentaires pendant un délai de 30 jours après la date de clôture.

Rubrique 5. **Description complète du changement important**

Voir le communiqué de presse publié le 28 février 2008, dont un exemplaire est joint à la présente déclaration.

Rubrique 6. **Recours aux sous-paragraphes 11.2(2) ou (3) du règlement 81-106**

Sans objet.

Rubrique 7. **Renseignements omis**

Sans objet.

Rubrique 8. **Haut dirigeant**

Pour de plus amples renseignements, veuillez communiquer avec les personnes suivantes :

E. Peter Farmer, président
Téléphone : (416) 979-1991, poste 231

James Anderson, chef de la direction financière
Téléphone : (416) 979-1991, poste 372

Rubrique 9. **Date de la déclaration**

Fait le 6e jour de mars 2008.

Uranium Participation Corporation

COMMUNIQUE DE PRESSE

Valeurs mobilières Cormark Inc.
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2800
Toronto (Ontario) M5J 2J2

URANIUM PARTICIPATION CORPORATION - NOUVELLE EMISSION

TORONTO, le 28 février 2008 – Uranium Participation Corporation (la « société » ou « Uranium Participation Corp. ») a annoncé aujourd'hui la conclusion avec Valeurs mobilières Cormark Inc., au nom d'un syndicat de placement composé de Valeurs mobilières Cormark Inc., Marchés mondiaux CIBC Inc., Corporation de valeurs mobilières Dundee, Raymond James Ltée, Scotia Capitaux Inc., Valeurs mobilières TD Inc. et. Financière Banque Nationale Inc. (les « preneurs fermes ») d'une convention conformément à laquelle les preneurs fermes ont convenu d'acheter et de vendre au public 6 375 000 actions ordinaires de la société au prix de 10,20 $ l'action ordinaire, soit un prix d'émission total d'environ 65,0 millions de dollars (le « placement »). La clôture devrait avoir lieu vers le 19 mars 2008 et elle est conditionnelle à l'approbation règlementaire, y compris celle de la Bourse de Toronto.

Les preneurs fermes disposent également d'une option leur permettant de souscrire jusqu'à 956 250 actions ordinaires au prix d'offre pour couvrir les attributions excédentaires pendant un délai de 30 jours après la date de clôture.

Le produit net du placement sera affecté au financement de l'achat de 900 000 livres de U_3O_8.

Mise en garde concernant l'information prospective

Le présent communiqué de presse comprend certains énoncés prospectifs et de l'information prospective fondés sur les attentes actuelles, les estimations, projections, hypothèses et croyances d'Uranium Participation Corp.. Les énoncés prospectifs peuvent généralement être identifiés par l'emploi d'une terminologie à caractère prospectif comme les verbes « pouvoir », « s'attendre », « avoir l'intention », « évaluer », « prévoir », « planifier », « estimer », « croire », « continuer » ou leur forme future ou conditionnelle ou toute autre forme, y compris la forme négative ou toute autre terminologie semblable.

De par leur nature même, les énoncés prospectifs s'appuient sur plusieurs facteurs, hypothèses et estimations. Une diversité de facteurs, dont beaucoup échappent à la volonté d'Uranium Participation Corp., pourraient faire en sorte que les résultats réels diffèrent considérablement des attentes formulées dans l'énoncé prospectif. Ces facteurs comprennent, notamment, des changements dans le prix des marchandises et dans le taux de change. Pour une description plus détaillée des principaux risques auxquels fait face Uranium Participation Corp., voir la rubrique « Facteurs de risque » dans la notice annuelle d'Uranium Participation Corp. datée du 30 avril 2007, dont on peut consulter un exemplaire au www.sedar.com.

Ces facteurs et d'autres facteurs devraient être étudiés attentivement et les lecteurs sont mis en garde de ne pas se fier indûment à ces énoncés prospectifs. Bien que la direction étudie la validité de ses hypothèses et estimations, la survenance d'événements inhabituels et imprévus pourrait faire en sorte qu'elles soient inexactes. Dans de telles circonstances, le rendement futur pourrait différer considérablement des rendements formulés ou escomptés par ces énoncés prospectifs. Sauf dans la mesure où la législation sur les valeurs mobilières applicables l'exige, la société ne s'engage pas à mettre à jour un énoncé prospectif.

À propos d'Uranium Participation Corporation

Uranium Participation Corp. est une société de portefeuille de placements créée dans le but d'investir au moins 85 % de son actif dans l'oxyde d'uranium en concentrés (U_3O_8) et l'hexafluorure d'uranium (UF_6) et dont le principal objectif de placement est de réaliser une plus-value de son portefeuille d'uranium. L'uranium du portefeuille est stocké dans des installations dûment accréditées situées au Canada, en France et aux États-Unis. La stratégie de la société consiste à investir principalement à long terme dans le U_3O_8 et le UF_6 et non d'effectuer des opérations spéculatives en misant sur les fluctuations à court terme du prix de l'uranium.

Il est possible d'obtenir d'autres renseignements au sujet d'Uranium Participation Corp. sur le site SEDAR, au www.sedar.com, ou sur le site d'Uranium Participation Corp., au www.uraniumparticipation.com.

LE PRÉSENT COMMUNIQUÉ DE PRESSE N'EST PAS DESTINÉ À ÊTRE DIFFUSÉ PAR DES AGENCES DE TRANSMISSION AUX ÉTATS-UNIS NI À ÊTRE DIFFUSÉ AUX ÉTATS-UNIS ET IL NE CONSTITUE PAS UNE OFFRE DES TITRES QUI Y SONT DÉCRITS

Pour de plus amples renseignements, veuillez communiquer avec les personnes suivantes :

E. Peter Farmer, président	(416) 979-1991 poste 231
James Anderson, chef de la direction financière	(416) 979-1991 poste 372

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell these securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and, subject to certain exceptions, may not be offered, sold or otherwise disposed of, or delivered directly or indirectly in the United States of America or its territories or possessions or to "U.S. persons", as defined in Regulation S under the U.S. Securities Act, ("U.S. Persons") except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities laws or under exemptions from those laws. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Uranium Participation Corporation at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2 (telephone 416.979.1991), and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Corporate Secretary of the issuer at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.*

SHORT FORM PROSPECTUS

<u>New Issue</u> March 11, 2008

URANIUM PARTICIPATION CORPORATION

$65,025,000

6,375,000 COMMON SHARES

This short form prospectus is being filed to qualify the distribution (the "Offering") of 6,375,000 common shares (the "Common Shares") of Uranium Participation Corporation ("Uranium Participation Corp." or the "Corporation") at a price of $10.20 per Common Share (the "Offering Price"). The Common Shares will be issued and sold pursuant to an underwriting agreement (the "Underwriting Agreement") dated as of February 28, 2008 between Uranium Participation Corp. and Cormark Securities Inc. ("Cormark"), CIBC World Markets Inc., Dundee Securities Corporation, Scotia Capital Inc., TD Securities Inc., Raymond James Ltd. and National Bank Financial Inc. (collectively, the "Underwriters"). The Offering Price has been determined by negotiation between the Corporation and the Underwriters.

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "U". On March 10, 2008, the last trading day prior to the date of this short form prospectus, the closing price of the Common Shares on the TSX was $10.93. The TSX has conditionally approved the listing of the Common Shares to be distributed under the Offering, subject to the Corporation fulfilling all listing requirements of the TSX on or before June 2, 2008.

Price: $10.20 per Common Share

	Price to the Public	Underwriters' Fee[(1)]	Net Proceeds to the Corporation[(2)]
Per Common Share.........	$10.20	$0.408	$9.792
Total[(3)]	$65,025,000	$2,601,000	$62,424,000

(1) In consideration for the services rendered by the Underwriters in connection with the Offering, the Corporation has agreed to pay the Underwriters a fee of $2,601,000 representing 4% of the gross proceeds of the Offering. See "Plan of Distribution".

(2) After deducting the Underwriters' fee, but before deducting expenses of the Offering, including the preparation and filing of this short form prospectus, which are estimated to be $400,000 plus $200,000 payable to the Manager and which will be paid from the proceeds of the Offering.

(3) The Corporation has granted the Underwriters an option (the "Over-Allotment Option"), exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date which is 30 days following the closing of the Offering (the "Closing Date"), to purchase 956,250 additional Common Shares (the "Optioned Shares") at the Offering Price. Unless the context otherwise requires, references herein to "Offering" assumes the exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the total Price to the Public, Underwriters' Fee and Net Proceeds to the Corporation will be $74,778,750, $2,991,150 and $71,787,600, respectively. This short form prospectus qualifies the distribution of the Over-Allotment Option and any Optioned Shares issuable upon the exercise of the Over-Allotment Option. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", subject to the approval of certain legal matters on behalf of the Corporation by Heenan Blaikie LLP and on behalf of the Underwriters by Borden Ladner Gervais LLP.

Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that certificates evidencing the Common Shares will be available for delivery on the Closing Date, which is expected to take place on or about March 19, 2008 or such other date as may be agreed upon by the Corporation and the Underwriters but in any event not later than March 31, 2008. During the distribution of the Common Shares, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares in accordance with applicable market stabilization rules. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

Investing in the securities of the Corporation involves significant risks inherent in the Corporation's business. Investors should carefully consider the risks described under the heading "Risk Factors" in this short form prospectus.

TABLE OF CONTENTS

GENERAL MATTERS

In this short form prospectus, unless otherwise indicated or the context otherwise requires, the terms "Uranium Participation Corp.", the "Corporation", "we", "us", and "our" are used to refer to Uranium Participation Corporation.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This short form prospectus (including the documents incorporated by reference herein) contains certain "forward-looking statements" and "forward-looking information" which may include, but is not limited to, statements with respect to the future financial or operating performances of the Corporation, and its subsidiaries. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believes", or "continue" or variations (including negative variations) or similar terminology.

By their very nature, forward-looking statements involve numerous factors, assumptions and estimates. A variety of factors, many of which are beyond the control of the Corporation, may cause actual results to differ materially from the expectations expressed in the forward-looking statement. These factors include, but are not limited to, changes in commodity prices, foreign exchange and inability of a counterparty to complete a sale or purchase of uranium. See "Risk Factors" for a further description of the principal risks to the Corporation.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward-looking statements. Except where required under applicable securities legislation, the Corporation does not undertake to update any forward-looking information or statements.

You should rely only on the information contained or incorporated by reference in this short form prospectus. Neither the Corporation nor the Underwriters have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither the Corporation nor the Underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this document may only be accurate as of the date on the front cover of this short form prospectus.

CURRENCY PRESENTATION

All currency references in this short form prospectus are in Canadian dollars unless otherwise indicated. References to $ are to Canadian dollars and references to US$ are to United States currency. The noon rate of exchange reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars on March 11, 2008 was $1.00 = US$1.0047 (US$1 = $0.9953).

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with the various securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Uranium Participation Corporation at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2 (telephone 416.979.1991). These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed online at www.sedar.com. Information contained or featured on the Corporation's website shall not be deemed to be part of this short form prospectus. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Corporate Secretary of the issuer at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.

The following documents, filed by the Corporation with the various securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a) the annual information form of the Corporation dated April 30, 2007 for the financial year ended February 28, 2007;

(b) the audited consolidated financial statements of the Corporation as at and for the financial year ended February 28, 2007, together with the auditors' report thereon and the notes thereto;

(c) the Corporation's Annual Management Report of Fund Performance dated April 26, 2007 for the financial year ended February 28, 2007;

(d) the unaudited consolidated financial statements of the Corporation for the six-month period ended August 31, 2007;

(e) the Corporation's Interim Management Report of Fund Performance dated October 2, 2007 for the six-month period ended August 31, 2007;

(f) the management information circular of the Corporation dated April 30, 2007 prepared in connection with the annual meeting of shareholders of the Corporation held on June 8, 2007;

(g) the Corporation's material change report dated March 28, 2007 relating to the announcement of a prior public financing;

(h) the Corporation's material change report dated April 16, 2007 relating to the closing of a prior public financing;

(i) the Corporation's material change report dated October 3, 2007 relating to the announcement of a prior public financing;

(j) the Corporation's material change report dated October 22, 2007 relating to the closing of a prior public financing; and

(k) the Corporation's material change report dated March 6, 2008 relating to the Offering.

Any document of the type referred to above (excluding confidential material change reports) filed by the Corporation with the securities commissions or similar regulatory authorities in Canada after the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

ELIGIBILITY FOR INVESTMENT

Based on legislation in effect at the date hereof and subject to compliance with the prudent investment standards and general investment provisions and restrictions of the statutes referred to below (and, where applicable, the regulations made under those statutes) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, standards, procedures and goals and, in certain cases, subject to the filing of such policies, standards, procedures or goals, the Common Shares, if issued on the date hereof, would not be precluded as investments under the following statutes:

Insurance Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Trust and Loan Companies Act (Canada)
Pension Benefits Act (Ontario)
Loan and Trust Corporations Act (Ontario)

In the opinion of Heenan Blaikie LLP, counsel to the Corporation, and Borden Ladner Gervais LLP, counsel to the Underwriters, provided that the Common Shares are listed on a prescribed stock exchange, which includes the TSX, the Common Shares, if issued on the date hereof, would be "qualified investments" under the *Income Tax Act* (Canada) (the "Tax Act") and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (collectively "Plans").

THE CORPORATION

Uranium Participation Corp. was incorporated by Articles of Incorporation pursuant to the *Business Corporations Act* (Ontario) (the "OBCA") on March 15, 2005 and became a publicly listed company on the TSX on May 10, 2005. The registered and head office of Uranium Participation Corp. is located at Atrium on Bay, Suite 402, 595 Bay Street, Toronto, Ontario, M5G 2C2. Uranium Participation Corp. has no employees. Denison Mines Inc. (the "Manager") provides the services of four officers to the Corporation, being the President, the Chief Financial Officer, the Vice-President Marketing and the Corporate Secretary under the terms of a Management Services Agreement dated March 30, 2005, as amended. Uranium Participation Corp. is an investment holding entity which invests at least 85% of the proceeds of any offering in uranium, with the primary investment objective of achieving appreciation in the value of its uranium holdings. Unless the context requires otherwise, references to "uranium" means uranium oxide in concentrates ("U_3O_8") and uranium hexafluoride ("UF_6").

Uranium Participation Alberta Corp. ("UPAC") is a wholly-owned subsidiary of Uranium Participation Corp. It was incorporated under the *Business Corporations Act* (Alberta) on May 4, 2005. UPAC directly invests in U_3O_8 and UF_6.

Uranium Participation Cyprus Limited ("UPCL") is a wholly-owned subsidiary of the Corporation. It was incorporated under the laws of the Republic of Cyprus on September 10, 2006. UPCL directly invests in U_3O_8 and UF_6. UPAC and UPCL are collectively referred to as the "Subsidiaries".

The Corporation carries on its operations through its Subsidiaries. Unless otherwise indicated or where the context otherwise requires, references to Uranium Participation Corp. or the Corporation include the Subsidiaries.

Uranium Participation Corp. is a taxable Canadian corporation and is not a mutual fund corporation for purposes of the Tax Act. The Corporation is subject to income tax on its taxable income, computed in accordance with the ordinary rules and at the rates ordinarily applicable to public corporations under the Tax Act. Currently the Corporation recognizes unrealized gains or losses on its investments in uranium and accrues future income taxes payable based on the unrealized gains. Realized gains or losses on the sale of uranium will be recognized for income tax purposes at the time realized and will be taxed as income or capital gains, as applicable.

INDEPENDENT REVIEW COMMITTEE

The Corporation has established an Independent Review Committee (an "IRC") from its qualified independent Board members. The members of the IRC are Paul J. Bennett, Garth A.C. MacRae and Richard H. McCoy. The IRC has adopted a mandate that provides that the IRC must provide a recommendation or approval of transactions in which there is a conflict of interest between the Corporation and its Manager, as contemplated by National Instrument 81-107, Independent Review Committee for Investment Funds of the Canadian Securities Administrators ("NI 81-107"). The IRC will prepare a report to shareholders on at least an annual basis. The report will be available on the Corporation's website at www.uraniumparticipation.com and is also available to shareholders at no cost by contacting the Corporation at info@uraniumparticpation.com. IRC members are entitled to $1,000 for each IRC meeting attended outside normal Board of Director meetings. All fees and expenses for the IRC will be paid by the Corporation. The IRC became fully operational in October 2007.

RECENT DEVELOPMENTS

On February 27, 2008, the Corporation agreed to purchase, conditional on financing, 900,000 pounds U_3O_8 at US$72.11 per pound for an aggregate purchase commitment of US$64,900,000 (excluding commissions). Delivery is anticipated on or before May 31, 2008. See "Use of Proceeds".

The unaudited net asset value of the Corporation at January 31, 2008 was $630,450,000 or $9.70 per share based on the spot price for U_3O_8 at January 28, 2008 which was US$78.00 per pound and the spot price for UF_6 at January 28, 2008 which was US$215.00 per KgU and the Canadian/US dollar noon exchange rate at month end, which was $1.0022. Since inception to March 1, 2008, the Corporation has purchased and taken delivery of 4,475,000 pounds of U_3O_8 and 1,417,230 KgU as UF_6 at a total cost of $457,700,000, including purchase commissions. Market value of the Corporation's investment in uranium based on the February 29, 2008 spot prices was $597,796,000.

On November 5, 2007, the Corporation purchased 217,230 KgU of UF_6 at US$207.15 per KgU for an aggregate purchase commitment of US$44,999,195 (excluding commissions).

On October 18, 2007 the Corporation completed a public offering of 5,134,750 common shares at a price of $11.20 per share for gross proceeds of $57,509,200.

The warrants to acquire common shares in the Company issued on May 10, 2005 expired on May 10, 2007. Of the 5,000,000 warrants issued, 4,958,539 common shares were issued on their exercise prior to their expiry.

On April 10, 2007 the Corporation completed a public offering of 6,500,000 common shares at a price of $14.60 per share for gross proceeds of $94,900,000.

CONSOLIDATED CAPITALIZATION

The following table sets forth the Corporation's unaudited consolidated capitalization as at August 31, 2007, the date of the most recent consolidated financial statements filed by the Corporation, and as at August 31, 2007 after giving effect to the $57.5 million offering completed on October 18, 2007 (the "October 2007 Offering") and the Offering. The table should be read in conjunction with the unaudited consolidated financial statements of the Corporation, including the notes thereto, and management's report on fund performance incorporated by reference in this short form prospectus.

	As at August 31, 2007 (dollars in thousands)	**As at August 31, 2007 After Giving Effect to the October 2007 Offering and the Offering(1) (dollars in thousands)**
	(unaudited)	(unaudited)
Shareholders' Equity		
Common Shares	$425,850	$543,027
(Authorized – unlimited)	(59,857,091 shares)	(71,366,841 shares)
Warrants(2)	$2,455	$2,455
Contributed	(2,828,799 warrants)	(2,828,799 warrants)
Surplus	$30	$30
Retained Earnings	$228,202	$228,202
Total Capitalization	$656,537	$773,714

(1) After giving effect to the Offering (assuming no exercise of the Over-Allotment Option) but excluding the tax effect of the share issue costs.

(2) The Warrants issued in September, 2006 expire on September 14, 2008.

USE OF PROCEEDS

The net proceeds to the Corporation from the Offering, after deducting the Underwriters' fee and the expenses of the Offering (including expenses relating to the preparation and filing of this short form prospectus), are estimated to be approximately $61,824,000 assuming no exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the net proceeds to the Corporation from the Offering, after deducting the Underwriters' fee and the expenses of the Offering, are estimated to be approximately $71,187,600.

The net proceeds of the Offering, together with cash on hand, will be used by the Corporation to fund (i) the Corporation's purchase commitment referred to under "Recent Developments" (US$65,873,500, including commissions payable to the Manager of US$973,500), and (ii) as to the balance, if any, to fund the ongoing obligations of the Corporation. At least 85% of the gross proceeds from the sale of securities by the Corporation must be invested in, or held for future purchases of uranium.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Corporation has agreed to sell and the Underwriters have severally agreed to purchase, as principals, on March 19, 2008, or on such other date as may be agreed upon by the Corporation and the Underwriters, but in any event no later than March 31, 2008 (the "Closing Date"), all but not less than all of the Common Shares at the Offering Price, against delivery of certificates representing the Common Shares, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement. The Offering Price was determined by negotiation between the Corporation and the Underwriters.

The Corporation has agreed to pay the Underwriters a fee of $0.408 per Common Share for their services in connection with the distribution of the Common Shares offered by this short form prospectus. The Corporation has granted the Underwriters the Over-Allotment Option, exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date which is 30 days following the Closing Date, such Over-Allotment Option being exercisable to acquire the Optioned Shares at the Offering Price. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters' fee and the net proceeds to the Corporation will be $74,778,750, $2,991,150 and $71,787,600, respectively. The Corporation will pay to the Underwriters a fee of $0.408 per Optioned Share. This short form prospectus qualifies the distribution of the Over-Allotment Option and any Optioned Shares issued on exercise thereof.

The Common Shares offered hereby have not been and will not be registered under the U.S. Securities Act or any state securities laws, and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. Persons except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. The Underwriting Agreement provides that the Underwriters will offer and sell the Common Shares to purchasers located outside the United States and to non-U.S. Persons only in compliance with Regulation S under the U.S. Securities Act. The Underwriting Agreement also permits the Underwriters, through their registered U.S. broker-dealer affiliates, to offer and sell the Common Shares to purchasers located in the United States and to U.S. Persons that are "qualified institutional buyers" (as defined in Rule 144A under the U.S. Securities Act) and to institutional "accredited investors" that meet the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act in transactions that are exempt from registration under the U.S. Securities Act and all applicable state securities laws. This short form prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Common Shares in the United States. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Common Shares offered hereby within the United States by a dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act unless such offer is made pursuant to an exemption under Rule 144A under the U.S. Securities Act.

The Common Shares will be restricted securities within the meaning of Rule 144(a)(3) of the U.S. Securities Act. Until such time as the same is no longer required under applicable requirements of the U.S. Securities Act, certificates representing any Common Shares which are sold in the United States or to, or for the account or benefit of, a U.S. Person will bear a legend to the effect that the securities represented thereby are not registered under the U.S. Securities Act or any applicable state securities laws and may only be offered or sold pursuant to certain exemptions from the registration requirements under the U.S. Securities Act and under applicable state securities laws.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Common Shares, other than the Optioned Shares, if any of the Common Shares are purchased under the Underwriting Agreement.

The TSX has conditionally approved the listing of the Common Shares to be distributed under the Offering, subject to the Corporation fulfilling all listing requirements of the TSX on or before June 2, 2008.

Pursuant to applicable rules and/or policy statements of the Ontario Securities Commission and certain regulatory authorities, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, provided that the bid or purchase is not made for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the rules of applicable self-regulatory organizations relating to market stabilization and passive market-making activities and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, the Underwriters may over-allot or effect transactions in connection with the Offering intended to stabilize or maintain the market price of the Common Shares at levels above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Corporation has agreed in favour of the Underwriters that, during the period ending 90 days after the Closing Date, it will not, except in certain circumstances, offer or sell, agree to offer or sell, or enter into an arrangement to offer or sell any Common Shares or other securities of the Corporation, or securities convertible into, exchangeable for, or otherwise exercisable to acquire any securities of the Corporation in connection with financing transactions without having obtained the prior written consent of Cormark, such consent not to be unreasonably withheld.

The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities and expenses or will contribute to payments that the Underwriters may be required to make in respect thereof.

DESCRIPTION OF SECURITIES DISTRIBUTED

The Corporation is authorized to issue an unlimited number of Common Shares, of which 64,991,841 Common Shares were outstanding as of February 29, 2008. The Common Shares are without nominal or par value. Each of the Common Shares carries one vote at all meetings of shareholders, is entitled to dividends as and when declared by the directors and is entitled upon liquidation, dissolution or winding up of the Corporation to a *pro rata* share of the property and assets of the Corporation distributable to the holders of the Common Shares.

RISK FACTORS

An investment in the Common Shares is subject to a number of risk factors that should be considered by a prospective purchaser. In addition to information set out elsewhere in this short form prospectus (including the documents incorporated by reference herein), investors should carefully consider the following risk factors. Such risk factors could materially affect the Corporation's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation.

There are a number of factors that could negatively affect Uranium Participation Corp.'s business and the value of Uranium Participation Corp.'s securities, including the factors listed below. The following information pertains to the outlook and conditions currently known to Uranium Participation Corp. that could have a material impact on the financial condition of Uranium Participation Corp. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Uranium Participation Corp. in the future. Uranium Participation Corp. is not a mutual fund and an investment in the Common Shares is not redeemable.

Uranium Price Volatility from Demand and Supply Factors

Since almost all of Uranium Participation Corp.'s activities involve investing in uranium, the value of its securities will be highly sensitive to fluctuations in the prices of uranium. Historically, the fluctuations in these prices have been, and will continue to be, affected by numerous factors beyond Uranium Participation Corp.'s control. Such factors include, among others: demand for nuclear power; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and production costs in key uranium producing countries.

Since UF_6 is a different commodity than U_3O_8, its price is affected by its own supply/demand balance as well as the supply/demand balances of U_3O_8, and for conversion services. As a result, the UF_6 price may move differently than the spot price of U_3O_8 or the spot conversion price alone. The factors that affect the UF_6 price may affect the net asset value of the Corporation, which in turn may affect the price of the Corporation's securities.

Set out in the table below is the spot price for U_3O_8 per pound, and the UF_6 price per KgU at December 31 for the five years ended December 31, 2007, and as at February 29, 2008[1].

	December 31					**February 29**
	2003	**2004**	**2005**	**2006**	**2007**	**2008**
U_3O_8	$14.50	$20.70	$36.25	$72.00	$90.00	$73.00
UF_6	$43.14[2]	$63.09[2]	$105.00	$199.00	$240.00	$200.00

[1] As published by Ux Consulting Company, LLC ("UxCO") in US dollars.

[2] UF_6 prices for 2003 and 2004 were not published by UxCO. Amounts shown for those years are the UF_6 value, which is obtained by adding (i) the spot price for U_3O_8 which is then multiplied by 2.61285; and (ii) the spot conversion price of UF_6.

No Public Market for Uranium

There is no public market for the sale of uranium. The uranium futures market on NYMEX does not provide for physical delivery of uranium, only cash on settlement; and the trading forum by certain brokers does not offer a formal market but rather simply facilitates the introduction of buyers and sellers. Accordingly, Uranium Participation Corp. may not be able to acquire uranium, or once acquired, sell uranium for a number of months. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sell cycle may take several months to complete. In addition, as the supply of uranium is limited, with average spot market sales over the last ten years being only approximately 22 million pounds of U_3O_8 per year, Uranium Participation Corp. may experience additional difficulties purchasing uranium in the event that it is a significant buyer. The inability to purchase and sell on a timely basis in sufficient quantities could have a material adverse effect on the securities of Uranium Participation Corp.

From time to time, the Corporation enters into commitments to purchase U_3O_8 or UF_6. Such commitments are generally subject to conditions in favour of both the vendor and the Corporation, and there is no certainty that the purchases contemplated by such commitments will be completed.

Foreign Exchange Rates

Uranium Participation Corp. maintains its accounting records, reports its financial position and results, pays certain operating expenses and its securities trade, in Canadian currency. As the prices of uranium are quoted in U.S currency, fluctuations in the U.S. currency exchange rate relative to the Canadian currency can significantly impact the valuation of uranium and the associated purchase price from a Canadian currency perspective. Because exchange rate fluctuations are beyond Uranium Participation Corp.'s control, there can be no assurance that such fluctuations will not have an adverse effect on Uranium Participation Corp.'s operations or on the trading value of its Common Shares and the outstanding Warrants.

Risks Associated with the Facilities

Under the Management Services Agreement, the Manager is required to arrange for all uranium to be stored at licensed uranium conversion and enrichment facilities (the "Facilities") and to ensure that the Facilities provide satisfactory indemnities for the benefit of Uranium Participation Corp. or ensure that Uranium Participation Corp. has the benefit of insurance arrangements obtained on standard industry terms. There is no guarantee that either the indemnities or insurance in favour of Uranium Participation Corp. will fully cover or absolve Uranium Participation Corp. in the event of loss or damage. Uranium Participation Corp. may be financially and legally responsible for losses and/or damages not covered by indemnity provisions or insurance. Such responsibility could have a material adverse effect on the financial condition of Uranium Participation Corp.

As the number of duly licensed Facilities is limited, there can be no assurance that arrangements that are commercially beneficial to Uranium Participation Corp. will be readily available. Failure to negotiate commercially reasonable storage terms with the Facilities may have a material adverse effect on the financial condition of Uranium Participation Corp.

Lack of Operational Liquidity

The expenses of Uranium Participation Corp. are funded from cash on hand that is not otherwise invested in uranium. Once such cash available has been expended, Uranium Participation Corp. may either generate cash from the lending or sale of uranium or the sale of additional equity securities, including the exercise of outstanding Warrants. There is no guarantee that Uranium Participation Corp. will be able to sell additional equity or equity related securities on terms acceptable to Uranium Participation Corp. in the future, that the Warrants will be exercised, that Uranium Participation Corp. will be able to sell uranium in a timely or profitable manner or that Uranium Participation Corp. will be able to generate revenue through lending arrangements.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity, as well as the possibility of developing other low cost sources for energy, may result in lower demand for uranium.

Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact on the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators, which could have a material adverse effect on Uranium Participation Corp.

Lack of Investment Liquidity

Uranium Participation Corp. is not a mutual fund and an investment in Common Shares and warrants is not redeemable. Uranium Participation Corp.'s liquidity relies principally on sales or lending by Uranium Participation Corp. of uranium. Accordingly, Uranium Participation Corp. may not have the resources to declare any dividends or make other cash distributions unless and until a determination is made to sell or loan a portion of its uranium holdings.

Since inception the Corporation has not declared any dividends and the Corporation has no current intention to declare any dividends.

Net Asset Value (the "NAV")

The NAV per Common Share reported by Uranium Participation Corp. is based on the spot prices of uranium published by UxCo. Accordingly, the NAV may not necessarily reflect the actual realizable value of uranium held by Uranium Participation Corp.

The NAV is calculated by deducting the Corporation's liabilities from its assets as at the relevant period end. These liabilities include liabilities for future income taxes. Unlike most investment funds, the Corporation does not qualify as a mutual fund trust, and, accordingly, follows general income tax provisions of the Tax Act.

The exercise of the outstanding Warrants will have a dilutive effect on the NAV per Common Share to the extent that the NAV per Common Share exceeds the exercise price of these warrants. The outstanding Warrants expire on September 14, 2008 and have an exercise price of $12.00, which is currently above the NAV per Common Share.

Market Price of Common Shares

It appears that the market price of the Common Shares is related to the NAV per Common Share. Uranium Participation Corp. cannot predict whether the Common Shares will, in the future, trade above, at or below the NAV or whether the market price for Uranium Participation Corp.'s outstanding warrants will be based solely on the market price for the Common Shares.

The market price of the Common Shares and any outstanding warrants may also be affected by the management expense ratio, which is calculated for each reporting period as the total investment operation expenses (including income tax provisions) for the period over the average net asset value of the Corporation.

Reliance on Board of Directors and Manager

Uranium Participation Corp. is a self-governing corporation that is governed by the Board appointed and elected by the holders of Common Shares. Uranium Participation Corp. will, therefore, be dependent on the services of its Board of Directors and the Manager for management services.

Resignation by Manager

The Manager may terminate the Management Services Agreement after the initial term in accordance with the terms thereof. Uranium Participation Corp. may not be able to readily secure similar services as those to be provided under the Management Services Agreement and its operations may therefore be adversely affected.

Conflict of Interest

Directors and officers of Uranium Participation Corp. may provide investment, administrative and other services to other entities and parties. The directors and officers of Uranium Participation Corp. have devoted, and have undertaken to devote, such reasonable time as is required to properly fulfill their responsibilities in respect to the business and affairs of Uranium Participation Corp. as they arise from time to time.

Uranium Lending

The Corporation has entered into uranium lending arrangements. It has ensured that adequate security was provided for the loaned uranium. However, there is a risk the borrower may not be able to return the uranium and may, in lieu, repay the equivalent value of borrowed uranium in cash. In such circumstances, given the limited supply of U_3O_8 and UF_6, the Corporation may not be able to replace the uranium loaned from its portfolio.

Regulatory Change

Uranium Participation Corp. or its subsidiaries may be affected by changes in regulatory requirements, customs, duties or other taxes. Such changes could, depending on their nature, benefit or adversely affect Uranium Participation Corp.

INTEREST OF EXPERTS

Certain legal matters relating to the Offering will be passed upon by Heenan Blaikie LLP, on behalf of the Corporation, and by Borden Ladner Gervais LLP, on behalf of the Underwriters. As at the date hereof, the partners and associates of Heenan Blaikie LLP, as a group, and the partners and associates of Borden Ladner Gervais LLP, as a group, own, directly or indirectly, less than 1% of the outstanding common shares of the Corporation.

No partner or associate, as applicable, of the aforementioned limited liability partnerships is currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

PROMOTER

The Manager may be considered to be the promoter of the Corporation within the meaning of the securities regulations of certain provinces of Canada. The Manager will not receive any direct or indirect benefits as a result of the relationship with the Corporation other than those described under the headings "Management of Uranium Participation Corp." and "Interest of Management and Others in Material Transactions" in the Corporation's Annual Information Form, which is incorporated herein by reference. The directors and officers of the Manager as a group, own, directly or indirectly, less than 1% of the outstanding common shares of the Manager.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are PricewaterhouseCoopers LLP, Chartered Accountants, Toronto, Ontario.

The transfer agent and registrar for the Common Shares is Computershare Investor Services at its principal office in Toronto, Ontario.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

**CONSENT OF
PRICEWATERHOUSECOOPERS LLP**

We have read the short form prospectus of Uranium Participation Corporation (the "Company") dated March 11, 2008 relating to the issue and sale of 6,375,000 Common Shares of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Company on the consolidated statement of net assets of the Company as at February 28, 2007 and as at February 28,2006 and the consolidated statements of operations, changes in net assets and cash flows for the period from March 15, 2005 to February 28, 2006 and for the period from March 1, 2006 to February 28, 2007. Our report is dated April 26, 2007.

(Signed) PricewaterhouseCoopers LLP
Chartered Accountants, Licensed Public Accountants

Toronto, Ontario
March 11, 2008

CERTIFICATE OF THE CORPORATION

Dated: March 11, 2008

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and the respective rules and regulations thereunder. For the purpose of the province of Québec, this simplified prospectus, together with the documents incorporated herein by reference and as supplemented by the permanent information records, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) Ernest Peter Farmer
President
(as the chief executive officer)

(Signed) James R. Anderson
Chief Financial Officer

On behalf of the Board of Directors

(Signed) Richard H. McCoy
Director

(Signed) Jeff Kennedy
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: March 11, 2008

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and the respective rules and regulations thereunder. For the purpose of the province of Québec, to our knowledge, this simplified prospectus, together with the documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

CORMARK SECURITIES INC.

By: (Signed) Peter Grosskopf

CIBC WORLD MARKETS INC.	DUNDEE SECURITIES CORPORATION
By: (Signed) Rick G. McCreary	By: (Signed) Robert Klassen
SCOTIA CAPITAL INC.	TD SECURITIES INC.
By: (Signed) Jeffrey W. Richmond	By: (Signed) Gorden Glenn
RAYMOND JAMES LTD.	NATIONAL BANK FINANCIAL INC.
By: (Signed) David Greifenberger	By: (Signed) Steven Farber

Uranium Participation Corporation

Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U (Common Shares)

Uranium Participation Corporation - Closes Public Offering

TORONTO, March 19, 2008 -- Uranium Participation Corporation (the "Company") is pleased to announce the closing of a previously announced bought deal offering of an aggregate of 6,375,000 common shares of the Company, which were sold at a price of $10.20 per common share. The underwriters also exercised an over-allotment option to purchase 956,250 additional common shares at $10.20 per share. Aggregate gross proceeds of the combined offering was $74,778,750.

The syndicate of underwriters was led by Cormark Securities Inc. and included CIBC World Markets Inc., Dundee Securities Corporation, Scotia Capital Inc., TD Securities Inc., Raymond James Ltd. and National Bank Financial Inc., (the "Underwriters").

The proceeds of the offering will be used to purchase 900,000 pounds U_3O_8 to fund future purchases of uranium and to fund the ongoing obligations of Uranium Participation Corp.

These securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available.

Caution Regarding Forward-Looking Information

This press release contains certain forward-looking statements and forward-looking information that are based on Uranium Participation Corporation's current internal expectations, estimates, projections, assumptions and beliefs. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward-looking statements involve numerous factors, assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Participation Corporation, may cause actual results to differ materially from the expectations expressed in the forward-looking statement. These factors include, but are not limited to, changes in commodity prices and foreign exchange. For a description of the principal risks of Uranium Participation Corporation, see "Risk Factors" in Uranium Participation Corporation's Annual Information Form dated April 30, 2007, a copy of which is available at www.sedar.com.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward-looking statements. Except where required under applicable securities legislation, Uranium Participation Corporation does not undertake to update any forward-looking information statement.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company created to invest at least 85% of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) with the primary investment objective of achieving appreciation in the value of its uranium holdings. The uranium holdings are physically stored in duly licenced facilities located in Canada, France and the United States. The strategy of the Company is to invest primarily in long-term holdings of U_3O_8 and UF_6 and not to actively speculate with regard to short-term changes in uranium prices.

Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

\- 30 -

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231
James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

FORM 51-102F3
MATERIAL CHANGE REPORT
FOR AN INVESTMENT FUND

Item 1. Name and Address of Company

URANIUM PARTICIPATION CORPORATION
595 Bay Street, Suite 402
Toronto, ON M5G 2C2

Item 2. Date of Material Change

March 19, 2008

Item 3. News Release

A news release announcing the change referred to in this report was issued on March 19, 2008 in Toronto, ON and subsequently filed on SEDAR.

Item 4. Summary of Material Change

Uranium Participation Corporation (the "Company") announced the closing of a previously announced bought deal offering of an aggregate of 7,331,250 common shares of the Company, which were sold at a price of $10.20 per common share for aggregate gross proceeds of $74,778,750. The common shares sold as part of the offering include 956,250 shares issued as a result of the exercise of an over-allotment option by the underwriters.

The syndicate of underwriters was led by Cormark Securities Inc. and included CIBC World Markets Inc., Dundee Securities Corporation, Scotia Capital Inc., TD Securities Inc., Raymond James Ltd and National Bank Financial Inc.

Item 5. Full Description of Material Change

See the news release issued on March 19, 2008, a copy of which is attached to this report.

Item 6. Reliance on subsection 11.2(2) or (3) of National Instrument 81-106

Not applicable

Item 7. Omitted Information

Not applicable

Item 8. Executive Officer

For further information, please contact

E. Peter Farmer, President
Tel: (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer
Tel: (416) 979-1991 Ext. 372

Item 9. Date of Report

Dated this 25th day of March, 2008.

Uranium Participation Corporation

Press Release

FOR IMMEDIATE RELEASE Trading symbol: U (Common Shares)

Uranium Participation Corporation - Closes Public Offering

TORONTO, March 19, 2008 -- Uranium Participation Corporation (the "Company") is pleased to announce the closing of a previously announced bought deal offering of an aggregate of 6,375,000 common shares of the Company, which were sold at a price of $10.20 per common share. The underwriters also exercised an over-allotment option to purchase 956,250 additional common shares at $10.20 per share. Aggregate gross proceeds of the combined offering was $74,778,750.

The syndicate of underwriters was led by Cormark Securities Inc. and included CIBC World Markets Inc., Dundee Securities Corporation, Scotia Capital Inc., TD Securities Inc., Raymond James Ltd. and National Bank Financial Inc., (the "Underwriters").

The proceeds of the offering will be used to purchase 900,000 pounds U_3O_8 to fund future purchases of uranium and to fund the ongoing obligations of Uranium Participation Corp.

These securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available.

Caution Regarding Forward-Looking Information

This press release contains certain forward-looking statements and forward-looking information that are based on Uranium Participation Corporation's current internal expectations, estimates, projections, assumptions and beliefs. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward-looking statements involve numerous factors, assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Participation Corporation, may cause actual results to differ materially from the expectations expressed in the forward-looking statement. These factors include, but are not limited to, changes in commodity prices and foreign exchange. For a description of the principal risks of Uranium Participation Corporation, see "Risk Factors" in Uranium Participation Corporation's Annual Information Form dated April 30, 2007, a copy of which is available at www.sedar.com.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward-looking statements. Except where required under applicable securities legislation, Uranium Participation Corporation does not undertake to update any forward-looking information statement.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company created to invest at least 85% of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) with the primary investment objective of achieving appreciation in the value of its uranium holdings. The uranium holdings are physically stored in duly licenced facilities located in Canada, France and the United States. The strategy of the Company is to invest primarily in long-term holdings of U_3O_8 and UF_6 and not to actively speculate with regard to short-term changes in uranium prices.

Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

- 30 -

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231
James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium Participation Corporation

RECEIVED

2008 JUN 16 A 11:19

Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE AT FEBRUARY 29, 2008

TORONTO, March 26, 2008 -- Uranium Participation Corporation ("Uranium Corp") reports its net asset value at February 29, 2008 was CDN$582,547,000 or CDN$8.96 per share on a basic and fully diluted basis. As at February 29, 2008, Uranium Corp's investment portfolio consisted as follows:

(in thousands of Canadian dollars, except quantity amounts)	Quantity	Average Cost	Market Value
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	4,475,000 lbs	$ 197,093	$ 320,076
Uranium hexafluoride ("UF_6")	1,417,230 KgU	$ 260,618	$ 277,720
		$ 457,711	$ 597,796
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 44.04	$ 71.53[1]
- In United States dollars		$ 37.91	$ 73.00
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 183.89	$ 195.96[1]
- In United States dollars		$ 169.23	$ 200.00

[1] Converted at the February 29, 2008 exchange rate of $0.9798.

In February 2008, Uranium Corp entered into an agreement to purchase 900,000 pounds of U_3O_8 for a total price of US$64,900,000. Delivery of the U_3O_8 is anticipated on or before May 31, 2008. In March 2008, the Company agreed to purchase 75,000 KgU as UF_6 for a total price of US$14,625,000 with delivery in June 2008. These commitments will be funded from cash on hand together with proceeds of an equity offering which closed on March 19, 2008 and raised net proceeds of approximately CND$71,787,600.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company which invests substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium Participation Corporation

Press Release

FOR IMMEDIATE RELEASE Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE AT MARCH 31, 2008

TORONTO, April 23, 2008 -- Uranium Participation Corporation ("Uranium Corp") reports its net asset value at March 31, 2008 was CDN$662,068,000 or CDN$9.15 per share on a basic and fully diluted basis. As at March 31, 2008, Uranium Corp's investment portfolio consisted as follows:

(in thousands of Canadian dollars, except quantity amounts)	Quantity	Average Cost	Market Value
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	4,675,000 lbs	$ 209,085	$ 341,186
Uranium hexafluoride ("UF_6")	1,417,230 KgU	$ 256,767	$ 282,614
		$ 465,852	$ 623,800
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 44.72	$ 72.98[1]
- In United States dollars		$ 38.85	$ 71.00
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 181.18	$ 199.41[1]
- In United States dollars		$ 166.73	$ 194.00

[1] Converted at the March 31, 2008 exchange rate of $1.0279.

At March 31, 2008, Uranium Corp had agreed to purchase 700,000 pounds of U_3O_8 for US$50,400,000 and 75,000 KgU as UF_6 for US$14,600,000. Delivery of the U_3O_8 is anticipated in May 2008 and delivery of the UF_6 is anticipated in June 2008. These commitments will be funded from cash on hand together with proceeds of Uranium Corp's public offering which closed on March 19, 2008.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company which invests substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Computershare
100 University Avenue, 9th floor
Toronto ON, M5J 2Y1
www.computershare.com

Date: 25/04/2008

To: All Canadian Securities Regulatory Authorities

Subject: URANIUM PARTICIPATION CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type : Annual Special Meeting
Record Date for Notice of Meeting : 16/05/2008
Record Date for Voting (if applicable) : 16/05/2008
Meeting Date : 23/06/2008
Meeting Location (if available) : Toronto, ON

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	917017105	CA9170171057

Sincerely,

Computershare Investor Services Inc.

Agent for URANIUM PARTICIPATION CORPORATION

Uranium
Participation
Corporation

RECEIVED

2008 MAY 15 A 11:13

Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS FINANCIAL RESULTS FOR THE YEAR ENDED FEBRUARY 29, 2008

TORONTO, April 28, 2008 -- Uranium Participation Corporation ("Uranium Corp") reports results for the year ended February 29, 2008. All amounts are in Canadian currency unless otherwise noted.

The Company recorded negative revenue for the year as a result of unrealized losses on its uranium investment due to the decline in the spot price of uranium during the year.

Revenue for the year was negative $221.1 million (2007 - $347.9 million gain) consisting of $228.6 million in unrealized losses in the value of the Company's uranium investments (2007 - $346.5 million gain), $7.1 million (2007 - $0.9 million) in income from investment lending and $0.4 million (2007 - $0.5 million) in interest earned on invested cash.

Expenses for the year totaled a net recovery of $46.3 million (2007 - $90.5 million expense) which included a $55.7 million recovery of future income taxes related to the unrealized loss and a $3.4 million foreign exchange loss due to the decline in the value of the U.S. currency acquired and held for the purchase of uranium.

During the year the Company realized cash revenue of approximately $7.5 million which more than offset its cash expenses.

Net asset value increased from $579.4 million at February 28, 2007 to $582.5 million at February 29, 2008. Basic net asset value per common share based upon the uranium spot price of US$73.00 per pound decreased $2.99 or 25% to $8.96 at February 29, 2008.

Subsequent to year end, Uranium Corp closed an aggregate offering of 7.3 million common shares at $10.20 per share for total gross proceeds of $74.8 million. The proceeds of this offering will be used to fund purchase commitments for an additional 900,000 pounds U_3O_8 and 75,000 KgU as UF_6 at an estimated purchase cost of $79.5 million.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company which invests substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium Participation Corporation
Annual Management Report of Fund Performance
February 29, 2008

DISCLOSURE

This Annual Management Report of Fund Performance contains financial highlights but does not contain the complete Audited Annual Financial Statements of Uranium Participation Corporation ("Uranium Corp" or "Corporation"). You can get a copy of the Audited Annual Financial Statements at your request, and at no cost, by calling 416-979-1991, by writing to us at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2, or by visiting our website at www.uraniumparticipation.com or SEDAR at www.sedar.com. You may also contact us to obtain a copy of Uranium Corp's quarterly portfolio disclosure.

Uranium Corp holds physical commodities and not equity security investments. As a result, Uranium Corp does not have an investment proxy voting disclosure record, nor does it have proxy voting policies and procedures.

This Annual Management Report of Fund Performance is current as of April 25, 2008. All amounts are in Canadian dollars unless otherwise indicated.

CAUTION REGARDING FORWARD LOOKING INFORMATION

This Annual Management Report of Fund Performance contains certain forward looking statements and forward looking information that are based on the company's current internal expectations, estimates, assumptions and beliefs. Forward looking statements generally can be identified by the use of forward looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward looking statements involve numerous assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Corp, may cause actual results to differ materially from the expectations expressed in the forward looking statements. See "RISK FACTORS" included later in the Annual Management Report of Fund Performance for a further description of the principal risks of Uranium Corp.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward looking statements. Except where required under applicable securities legislation, Uranium Corp does not undertake to update any forward looking information.

URANIUM PARTICIPATION CORPORATION

Uranium Corp was incorporated on March 15, 2005 under the Ontario Business Corporations Act. Uranium Corp was created to invest in, hold and sell uranium oxide in concentrates ("U_3O_8") and uranium hexafluoride ("UF_6") (collectively "uranium"). Uranium Corp invests in and holds physical uranium through its wholly-owned subsidiaries, Uranium Participation Alberta Corp. and Uranium Participation Cyprus Limited (the "Subsidiaries"). Uranium Participation Alberta Corp. was

incorporated on May 4, 2005 under the Alberta Business Corporations Act and Uranium Participation Cyprus Limited ("UPCL") was incorporated on September 10, 2006 under the laws of the Republic of Cyprus. In August 2007, UPCL obtained a business license and established a branch office in Luxembourg through which the operations of UPCL are conducted. Unless otherwise indicated or where the context otherwise requires, references to "Uranium Corp" or the "Corporation" includes the Subsidiaries.

Uranium Corp is governed by its board of directors (the "Board of Directors") and administered by Denison Mines Inc. (the "Manager") pursuant to a management services agreement (the "Management Services Agreement").The common shares of Uranium Corp trade publicly on the Toronto Stock Exchange under the symbol "U".

Uranium Corp established an Independent Review Committee ("IRC") from its qualified independent Board members in October 2007. The IRC has adopted a mandate that provides that the IRC must provide a recommendation or approval of transactions in which there is a conflict of interest between the Corporation and its Manager, as contemplated by National Instrument 81-107, Independent Review Committee for Investment Funds of the Canadian Securities Administrators ("NI 81-107"). The IRC will prepare a report to shareholders on at least an annual basis. The report will be available on the Corporation's website at www.uraniumparticipation.com and is also available to shareholders at no cost by contacting the Corporation at info@uraniumparticpation.com.

Uranium Corp is an investment fund as defined by the Canadian securities regulatory authorities in National Instrument 81-106 "Investment Fund Continuous Disclosure". Unlike many investment funds, Uranium Corp does not qualify as a mutual fund trust under the provisions of the Income Tax Act (Canada) (the "Act") and, accordingly, follows the general corporate income tax provisions of the Act.

INVESTMENT OBJECTIVES AND STRATEGY

The primary investment objective of Uranium Corp is to achieve long-term appreciation in the value of its uranium holdings through a buy and hold investment strategy and not actively speculate with regard to short-term changes in uranium prices. While it is not the current intention of Uranium Corp to do so in the short term, it may subsequently sell some or all of its uranium holdings. Ownership of the corporation's common shares represents an indirect interest in ownership of physical uranium. This provides an investment alternative for investors interested in investing in these commodities without incurring the risks associated with investments in companies that explore for, mine and process uranium related products.

In implementing the investment strategy of the corporation, at least 85% of the gross proceeds of any common share offerings will be invested in, or set aside for future purchases of uranium. In strictly limited circumstances, the Corporation can enter into borrowing arrangements to facilitate the purchases of uranium where the current cash on hand is not adequate to cover such commitments. The maximum amount of any such borrowing cannot exceed 15% of the net assets of Uranium Corp. The corporation may also enter into uranium lending transactions in order to earn additional returns.

For a more detailed description of the corporation's investment policies and by-laws, please refer to the Company's Annual Information Form available on SEDAR.

INVESTMENT RISK

There are a number of factors that could negatively affect Uranium Corp.'s business and the value of Uranium Corp's securities, including the factors listed below. Such factors could materially affect the Corporation's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation. The following information pertains to the outlook and conditions currently known to Uranium Corp that could have a material impact on the financial condition of Uranium Corp. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Uranium Corp in the future.

Uranium Price Volatility from Demand and Supply Factors

Since almost all of Uranium Corp's activities involve investing in uranium, the value of its securities will be highly sensitive to fluctuations in the spot prices of uranium. Historically, the fluctuations in these prices have been, and will continue to be, affected by numerous factors beyond Uranium Corp's control. Such factors include, among others: demand for nuclear power; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; purchases and sales by brokers and traders of uranium; and production levels and production costs in key uranium producing countries.

Since UF_6 is a different commodity than U_3O_8, its price is affected by its own supply/demand balance as well as the supply/demand balances of U_3O_8 and for conversion services. As a result, the UF_6 price may move differently than the spot price of U_3O_8 or the spot conversion price alone. The factors that affect the UF_6 price will affect the net asset value per common share ("NAV") of the Corporation, which in turn may affect the price of the Corporation's securities.

Set out in the table below is the spot price for U_3O_8 per pound, and the UF_6 price per KgU at December 31 for the five calendar years ended December 31, 2007, and as at February 29, 2008[1].

	December 31					February 29
	2003	2004	2005	2006	2007	2008
U_3O_8	$14.50	$20.70	$36.25	$72.00	$90.00	$73.00
UF_6	$43.14[2]	$63.09[2]	$105.00	$199.00	$240.00	$200.00

(1) As published by UxCo in U.S. dollars.
(2) UF_6 prices for 2003 and 2004 were not published by UxCo. Amounts shown for those years are the UF_6 value, which is obtained by adding (i) the spot price for U_3O_8 multiplied by 2.61285; and (ii) the spot conversion price of UF_6.

No Public Market for Uranium

There is no public market for the sale of uranium. The uranium futures market on NYMEX does not provide for physical delivery of uranium, only cash on settlement; and the trading forum by certain buyers does not offer a formal market but rather facilitates the introduction of buyers to sellers. Uranium Corp may not be able to acquire uranium or once acquired, sell uranium for a number of months. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sale cycle may take several months to complete. In addition, as the supply of uranium is limited, with average spot market sales over the last ten years being only approximately 22 million pounds of U_3O_8 per year, Uranium Corp may experience additional difficulties purchasing uranium in the event that it is a significant buyer. The inability to purchase and sell on a timely basis in sufficient quantities could have a material adverse effect on the securities of Uranium Corp.

From time to time, the Corporation enters into commitments to purchase U_3O_8 or UF_6. Such commitments are generally subject to conditions in favour of both the vendor and the Corporation, and there is no certainty that the purchases contemplated by such commitments will be completed.

Uranium Industry Competition and International Trade Restrictions

The international uranium industry, including the supply of uranium concentrates, is competitive. Supplies are available from a relatively small number of western world uranium mining companies, from certain republics of the former Soviet Union and the People's Republic of China, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium, from used reactor fuel, and from the use of excess Russian enrichment capacity to re-enrich depleted uranium tails held by European enrichers in the form of UF_6. The supply of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of the Corporation and may affect the supply of uranium available for sale and use in the United States and Europe, which are the largest markets for uranium in the world.

Foreign Exchange Rates

Uranium Corp maintains its accounting records, reports its financial position and results, pays certain operating expenses and its securities trade in Canadian currency. As the prices of uranium are quoted in U.S currency, fluctuations in the U.S. currency exchange rate relative to the Canadian currency can significantly impact the valuation of uranium and the associated purchase price from a Canadian currency perspective. Because exchange rate fluctuations are beyond Uranium Corp's control, there can be no assurance that such fluctuations will not have an adverse effect on Uranium Corp's operations or on the trading value of its common shares or its outstanding warrants.

Risks Associated with the Facilities

Under the Management Services Agreement, the Manager is required to arrange for all uranium to be stored at licensed uranium conversion or enrichment facilities (the "Facilities") and to ensure that the Facilities provide satisfactory indemnities for the benefit of Uranium Corp or ensure that Uranium Corp has the benefit of insurance arrangements obtained on standard industry terms. There is no guarantee that either the indemnities or insurance in favour of Uranium Corp will fully cover or absolve Uranium Corp in the event of loss or damage. Uranium Corp may be financially and legally responsible for losses and/or damages not covered by indemnity provisions or insurance. Such responsibility could have a material adverse effect on the financial condition of Uranium Corp.

All uranium is stored at licensed Facilities. As the number of duly licensed Facilities is limited, there can be no assurance that new arrangements that are commercially beneficial to Uranium Corp will be readily available. Failure to negotiate commercially reasonable storage terms with the Facilities may have a material adverse effect on the financial condition of Uranium Corp.

Lack of Operational Liquidity

The expenses of Uranium Corp are funded from cash on hand that is not otherwise invested in uranium and revenue from the lending of uranium. Once such cash available has been expended, Uranium Corp may either generate cash from the lending or sale of uranium, or the sale of additional equity securities, which includes the exercise of outstanding warrants. There is no guarantee that Uranium Corp will be able to sell additional equity or equity related securities on terms acceptable to Uranium Corp in the future, that the outstanding warrants will be

exercised, that Uranium Corp will be able to sell uranium in a timely or profitable manner or that Uranium Corp will be able to generate revenue through lending arrangements.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity, as well as the possibility of developing other low cost sources for energy, may result in lower demand for uranium.

Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact on the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators, which could have a material adverse effect on Uranium Corp.

Lack of Investment Liquidity

Uranium Corp is not a mutual fund, and an investment in its common shares and warrants is not redeemable. Uranium Corp's liquidity will rely principally on sales or lending by Uranium Corp of uranium. Accordingly, Uranium Corp may not have the resources to declare any dividends or make other cash distributions unless and until a determination is made to sell a portion of its uranium holdings.

Since inception, the Corporation has not declared any dividends and the Corporation has no current intention to declare any dividends.

Net Asset Value

The net asset value reported by Uranium Corp is based on the spot price of uranium published by UxCo. Accordingly, the net asset value may not necessarily reflect the actual realizable value of uranium held by Uranium Corp.

The NAV is calculated by deducting the Corporation's liabilities from its assets as at the relevant period end and dividing the result by the number of common shares outstanding. These liabilities include liabilities for future income taxes. Unlike most investment funds, the Corporation does not qualify as a mutual fund trust, and, accordingly, follows general income tax provisions of the Canadian Income Tax Act.

The exercise of the outstanding warrants will have a dilutive effect on the NAV in the event that the NAV exceeds the exercise price of these warrants. As at February 29, 2008, the September 2006 equity unit warrants (the "2006 Warrants") were not dilutive to the NAV of the Corporation. The 2006 Warrants expire on September 14, 2008 and have an exercise price of $12.00.

Market Price of Common Shares

It appears that the market price of the common shares is related to the NAV. Uranium Corp cannot predict whether the common shares will, in the future, trade above, at or below the NAV.

The market price of the common shares and any outstanding warrants may also be affected by the management expense ratio, which is calculated for each reporting period as the total

investment operation expenses (including income tax provisions) for the period over the average net asset value of the Corporation.

Reliance on Board of Directors and Manager

Uranium Corp is a self-governing corporation that is governed by the Board of Directors appointed and elected by the holders of common shares. Uranium Corp will, therefore, be dependent on the services of its Board for investment decisions and the Manager for management services.

Resignation by Manager

The Manager may terminate the Management Services Agreement after the initial term in accordance with the terms thereof. Uranium Corp may not be able to readily secure similar services to, or at management fees comparable to those under the Management Services Agreement, and its operations may therefore be adversely affected.

Conflict of Interest

Directors and officers of Uranium Corp may provide investment, administrative and other services to other entities and parties. The directors and officers of Uranium Corp have devoted, and have undertaken to devote, such reasonable time as is required to properly fulfill their responsibilities in respect to the business and affairs of Uranium Corp as they arise from time to time.

Uranium Lending

The Corporation has and may enter again into uranium lending arrangements. It has, and will in the future, ensure that adequate security is provided for any loaned uranium. However, there is a risk that the borrower may not be able to return the uranium and may, in lieu, repay the equivalent value of borrowed uranium in cash. In such circumstances, given the limited supply of U_3O_8 and UF_6, the Corporation may not be able to replace the uranium loaned from its portfolio.

Regulatory Change

Uranium Corp may be affected by changes in regulatory requirements, customs, duties or other taxes. Such changes could, depending on their nature, benefit or adversely affect Uranium Corp.

RESULTS OF OPERATIONS

Uranium Corp's basic NAV decreased from $11.95 per share at February 28, 2007 to $8.96 at February 29, 2008 representing a basic NAV loss of 25.0%. Over the comparable time period, Uranium Corp's benchmark, the S&P/TSX Composite Index, increased by 4.1%.

Uranium Corp's net assets at February 29, 2008 were $582,545,000 representing a 0.5% increase from the net assets of $579,364,000 at February 28, 2007. Of the net asset value increase of $3,181,000 over the period, $177,926,000 was attributable to the after-tax net proceeds of additional equity issues and warrant exercises, offset by a $174,745,000 decrease in investment operation performance.

Equity Financing

In April 2007, Uranium Corp issued 6,500,000 shares at $14.60 per share for gross proceeds of $94,900,000.

In October 2007, Uranium Corp issued 5,134,750 shares at $11.20 per share for gross proceeds of $57,509,000.

As at February 29, 2008, Uranium Corp had 64,991,841 common shares and 2,828,799 warrants issued and outstanding. The outstanding warrants were issued in September 2006 and are exercisable into common shares at $12.00 per warrant.

Since inception, Uranium Corp has raised gross proceeds of $468,660,000 through common share and equity unit financings and $31,136,000 from the exercise of warrants. Uranium Corp invested $450,946,000 or 90.2% of these amounts into its portfolio of uranium investments.

Investment Portfolio

During the year, Uranium Corp increased its U_3O_8 holdings by 275,000 pounds, raising its total holdings to 4,475,000 pounds at February 29, 2008. The total average cost of this investment was $194,180,000 or $43.39 per pound. The fair value of this investment at February 29, 2008 was $320,076,000 or $71.53 (1) per pound, representing an increase of 64.8%. On a U.S dollar basis, the fair value of this investment has increased by 95.4%.

During the year, Uranium Corp increased its UF_6 holdings by 467,230 KgU, raising its total holdings to 1,417,230 KgU at February 29, 2008. The total average cost of this investment was $256,766,000 or $181.18 per KgU. The fair value of this investment at February 29, 2008 was $277,720,000 or $195.96 (1) per KgU, representing an increase of 8.2%. On a U.S dollar basis, the fair value of this investment has increased by 20.0%.

The Company entered into a lending arrangement effective January 1, 2007 to loan 500,000 KgU as UF_6 to a producer for a period of three years. This arrangement will generate loan fee revenues and reduce storage costs and is collateralized by an irrevocable letter of credit.

(1) Reflects spot prices published by Ux Consulting Company, LLC on February 25, 2008 of US$73.00 per pound for U_3O_8 and US$200.00 per KgU for UF_6 translated at a foreign exchange rate of 0.9798.

Investment Performance

Investment operation results of a $174,745,000 loss for the year ended February 29, 2008 have been largely driven by unrealized losses on uranium investments of $228,594,000 net of tax recovery movements of $55,738,000.

Unrealized losses on investments are reflective of the spot price volatility experienced in the year with U_3O_8 prices starting the year at US$85.00 per pound, rising to a high of US$136.00 in June 2007 before dropping to close the financial year at US$73.00, as reported by Ux Consulting Company, LLC ("UxCo"). Similarly, UF_6 spot prices experienced the same volatility climbing from US$233.00 at the start of the year to its peak of US$360.00 in June 2007 prior to closing the year at US$200.00. Prices have dropped subsequent to this reporting date (refer to "RECENT DEVELOPMENTS" section below).

Uranium Corp does not qualify as a mutual fund trust under the provisions of the Canadian Income Tax Act and therefore it is subject to income tax on its taxable income, computed in accordance with the ordinary rules and at rates ordinarily applicable to public corporations. Currently, Uranium Corp accrues future income taxes payable based on the unrealized gains on investments. Tax recovery movements reflect an effective tax rate of approximately 24 percent for the year compared to provision movements of approximately 25 percent in the prior year. Uranium investments made through its wholly owned subsidiary, UPCL, and substantively enacted corporate tax rate reductions in Canada caused the decline in Uranium Corp's effective future tax rate. The resulting revaluation of Uranium Corp's future tax assets and liabilities using

the substantively enacted lower tax rates of between 3% and 29% have resulted in a favourable impact on the in period effective tax rate.

RECENT DEVELOPMENTS

In February 2008, the Manager agreed to purchase, for and on behalf of Uranium Corp, 900,000 pounds of U_3O_8 for a total price of US$64,900,000 (excluding commissions). 200,000 pounds of this purchase was delivered in March 2008 with the remainder anticipated to be delivered on or before May 31, 2008.

In March 2008, the Manager agreed to purchase, for and on behalf of Uranium Corp, 75,000 KgU as UF_6 for a total price of US$14,625,000 (excluding commissions) with delivery in June 2008.

On March 19, 2008, Uranium Corp closed an aggregate offering of 7,331,250 common shares at $10.20 per share for total gross proceeds of $74,779,000. The proceeds from the offering together with existing cash on hand was and will be used to fund the above noted purchase commitments.

As reported by UxCo as at April 21, 2008, the spot price of U_3O_8 has declined to US$65.00 per pound from US$73.00 per pound on February 25, 2008 a decrease of 11.0%.

RELATED PARTY TRANSACTIONS

Uranium Corp is a party to a Management Services Agreement with its Manager. Under the terms of the agreement, Uranium Corp will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Corp's net asset value between $100,000,000 and $200,000,000 and 0.2% per annum based upon Uranium Corp's net asset value in excess of $200,000,000; c) a fee of $200,000 upon the completion of each equity financing where proceeds payable to Uranium Corp exceed $20,000,000; d) a fee of $200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds $20,000,000 ("an initiative"); and e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going maintenance or work associated with an initiative.

In accordance with the Management Services Agreement, all uranium investments owned by Uranium Corp are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of Uranium Corp.

Uranium Corp entered into two credit agreements with the Manager. A $25,000,000 revolving credit facility entered into in March 2006 ("March 2006 credit facility") and a $15,000,000 revolving credit facility entered into in September 2006 ("September 2006 credit facility"). The March 2006 credit facility charged interest of Canadian bank prime plus 2% with standby fees of 1% of the committed facility amount. The September 2006 credit facility charged interest of Canadian bank prime plus 1% with standby fees of 1% of the committed facility amount. Both credit agreements have since been terminated with $10,000,000 drawn and repaid under the March 2006 credit facility and $11,600,000 drawn and repaid under the September 2006 credit facility.

In June 2007, Uranium Corp purchased 75,000 pounds of U_3O_8 from the Manager at a price of US$130.00 per pound for total consideration of $10,368,000 (US$9,750,000).

The following transactions were incurred with the Manager during the years ended February 29, 2008 and February 28, 2007:

(in thousands of Canadian dollars)	February 2008	February 2007
Fees incurred with the Manager:		
Management fees	$ 1,901	$ 997
Facility arrangement fees	–	400
Equity financing fees [(1)]	400	400
Transaction fees – uranium purchase commissions	2,246	2,456
Shareholder Information and other compliance	6	30
General office and miscellaneous	4	12
Interest and other debt related expenses		
Interest on loan payable	91	313
Standby fees on line of credit	4	63
Total fees incurred with the Manager	$ 4,652	$ 4,671

(1) Equity financing fees incurred with the Manager have been recorded as share issue costs and are included in the value reported for common shares.

As at February 29, 2008, accounts payable and accrued liabilities included $162,000 due to the Manager with respect to the fees indicated above.

PAST PERFORMANCE

The following tables show the past performance for the NAV attributable to common shares ("net asset value return") and the past performance of the share price ("market value return") of Uranium Corp and will not necessarily indicate how Uranium Corp will perform in the future. Net asset return is the best representation of the performance of Uranium Corp while market value return is the best representation of the return to a shareholder of the Uranium Corp.

Year by Year Returns

The table below shows the annual performance in net asset value return and market value return of Uranium Corp for each period indicated. The table shows, in percentage terms, how much an investment held on the first day of each financial period would have increased or decreased by the last day of each financial year.

	February 2008 [(1)]	February 2007 [(1)]	February 2006 [(2)]
Net asset value return (loss) – basic	(25.0%)	110.0%	18.3%
Net asset value return (loss) – diluted	(21.6%)	100.9%	18.3%
Market value return (loss)	(18.4%)	94.1%	40.2%

(1) For the twelve months ended.

(2) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

Annual Compounded Returns

The table below shows the annual compounded return in net asset value return and market value return of Uranium Corp from inception through to the end of the indicated period, compared with the TSX Composite Index calculated on the same compounded basis.

	February 2008 (1)	February 2007 (1)	February 2006 (1)
Net asset value return – basic	86.3%	148.4%	18.3%
Net asset value return – diluted	86.3%	137.6%	18.3%
Market value return	122.1%	172.1%	40.2%
S&P / TSX Composite Index (2)	43.1%	37.4%	23.1%

(1) Period from completion of initial public offering on May 10, 2005 through to February month-end of indicated year.

(2) The S&P / TSX Composite Index is a market capitalization-weighted index that provides a broad measure of performance of the Canadian equity market.

SUMMARY OF INVESTMENT PORTFOLIO

Uranium Corp's investment portfolio consists of the following as at February 29, 2008:

(in thousands of Canadian dollars, except quantity amounts)	Quantity of Measure	Cost (3)	Market Value (1)
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	4,475,000 lbs	$ 194,180	$ 320,076
Uranium hexafluoride ("UF_6") (2)	1,417,230 KgU	$ 256,766	$ 277,720
		$ 450,946	$ 597,796
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 43.39	$ 71.53
- In United States dollars		$ 37.35	$ 73.00
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 181.18	$ 195.96
- In United States dollars		$ 166.73	$ 200.00

(1) The market values have been translated to Canadian dollars using the February 29, 2008 noon foreign exchange rate of 0.9798.

(2) Of the UF_6 holding described above, 500,000 KgU has been lent to a third party.

(3) The average cost of the portfolio has been adjusted to exclude transaction costs incurred since Uranium Corp's inception in March 2005.

FINANCIAL HIGHLIGHTS

The following tables show selected key financial information about Uranium Corp and is intended to help you understand Uranium Corp's financial performance for the last five reporting periods (if applicable). This information is derived from the corporation's audited annual financial statements.

Net Asset Value per Share

	February 2008 (1)	February 2007 (1)	February 2006 (2)
Net Asset Value per Share – Basic:			
Net asset value, beginning of period (3)	$ 11.95	$ 5.69	$ 4.81
Increase (decrease) from operations (3):			
Total revenue	$ 0.13	$ 0.03	$ 0.03
Total expenses before taxes (4)	$ (0.16)	$ (0.15)	$ (0.22)
Income tax recovery (provision)	$ 0.93	$ (2.06)	$ (0.38)
Realized gains (losses) for the period	$ –	$ –	$ –
Unrealized gains (losses) for the period (4)	$ (3.81)	$ 8.45	$ 1.30
Total increase (decrease) from operations	$ (2.91)	$ 6.27	$ 0.73
Net asset value, end of period (3)	$ 8.96	$ 11.95	$ 5.69
Net asset value per share – diluted:			
Net asset value, beginning of period (3)	$ 11.43	$ 5.69	$ 4.81
Increase (decrease) from operations (3):			
Total revenue	$ 0.13	$ 0.03	$ 0.03
Total expenses before taxes (4)	$ (0.16)	$ (0.14)	$ (0.22)
Income tax recovery (provision)	$ 0.93	$ (1.97)	$ (0.38)
Realized gains (losses) for the period	$ –	$ –	$ –
Unrealized gains (losses) for the period (4)	$ (3.81)	$ 8.08	$ 1.30
Total increase (decrease) from operations	$ (2.91)	$ 6.00	$ 0.73
Net asset value, end of period (3)	$ 8.96	$ 11.43	$ 5.69

(1) For the twelve months ended.

(2) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

(3) Net asset values are based upon the actual number of common shares outstanding at the relevant time. The increase/decrease from operations is based on the weighted average number of common shares outstanding over the financial period.

(4) The cost bases of the investments have been adjusted to exclude transaction costs since the Company's inception in March 2005.

Ratios and Supplemental Data

	February 2008 (1)	February 2007 (1)	February 2006 (2)
Total net asset value, end of the period (000's)	$582,545	$579,364	$175,010
Average net asset value for the period (000's)	$708,476	$336,589	$116,015
Number of common shares outstanding (000's)	64,992	48,474	30,751
Management expense ratio (3)			
Total expenses before taxes (4)	1.33%	1.84%	4.20%
Income tax provision (recovery)	(7.87%)	25.05%	7.26%
Portfolio turnover rate	–	–	–
Trading expense ratio (5)	0.32%	0.73%	1.75%
Closing market price per common share on the TSX	$ 11.55	$ 14.15	$ 7.29

(1) For the twelve months ended.

(2) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

(3) The management expense ratio for total expenses represents total investment operation expenses for the period over the average net asset value of the fund for the period.

(4) The cost bases of the investments have been adjusted to exclude transaction costs since the Company's inception in March 2005.

(5) Represents total commission expenses for the period over the average net asset value of the fund for the period. Warehousing and custodian costs have been included in the expense amount for the management expense ratio calculation.

Responsibility for Financial Reporting

To the Shareholders of Uranium Participation Corporation,

The Company's management is responsible for the integrity and fairness of presentation of these consolidated financial statements. The consolidated financial statements have been prepared by management, in accordance with Canadian generally accepted accounting principles for review by the Audit Committee and approval by the Board of Directors.

The preparation of financial statements requires the selection of appropriate accounting policies in accordance with generally accepted accounting principles and the use of estimates and judgments by management to present fairly and consistently the consolidated financial position of the Company. Estimates are necessary when transactions affecting the current period cannot be finalized with certainty until future information becomes available. The Company's management is also responsible for maintaining systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide assurance that the financial information is accurate and reliable in all material respects and that the Company's assets are appropriately accounted for and adequately safeguarded. The Company's management believes that such systems are operating effectively and has relied on these systems of internal control in preparing these financial statements.

PricewaterhouseCoopers LLP, Chartered Accountants, are independent external auditors appointed by the shareholders to issue a report regarding the consolidated financial statements of the Company. PricewaterhouseCoopers' audit report outlines the extent and nature of their examination and expresses their opinion on the consolidated financial statements.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying annual management report of fund performance. The Board carries out this responsibility principally through its Audit Committee, which is appointed annually and consists of three Directors, none of whom are members of management.

The Audit Committee meets at least twice per year with management, together with the independent auditors, to satisfy itself that management and the independent auditors are each properly discharging their responsibilities. The independent external auditors have full access to the Audit Committee with and without management present. The Committee, among other things, reviews matters related to the quality of internal control, audit and financial reporting issues. The Audit Committee reviews the consolidated financial statements and the independent auditors' report, as well as any public disclosure document that contains financial information, and reports its findings to the Board of Directors, prior to the Board approving such information for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the Company's independent auditors.

(Signed) "E. Peter Farmer"

E. Peter Farmer
President

(Signed) "James R. Anderson"

James R. Anderson
Chief Financial Officer

April 25, 2008

Independent Auditors' Report

To the Shareholders of Uranium Participation Corporation

We have audited the accompanying consolidated statements of net assets of Uranium Participation Corporation (the Company) as at February 29, 2008 and February 28, 2007, the consolidated statements of operations, changes in net assets and cash flows for the years ended February 29, 2008 and February 28, 2007 and the consolidated statement of investment portfolio as at February 29, 2008. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 29, 2008 and February 28, 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
April 25, 2008

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF NET ASSETS
AS AT FEBRUARY 29, 2008 AND FEBRUARY 28, 2007

(in thousands of Canadian dollars, except per share amounts)	February 2008	February 2007
Assets		
Investments at market value (at cost: 2008-$450,946; 2007-$301,226)	$ 597,796	$ 676,670
Cash and cash equivalents	13,687	867
Sundry receivables and other assets	1,113	1,038
Income taxes receivable	23	275
Future income taxes (note 3)	10,570	7,081
	$ 623,189	$ 685,931
Liabilities		
Accounts payable and accrued liabilities	1,030	1,031
Income taxes payable	390	106
Loan payable (note 5)	–	11,600
Future income taxes (note 3)	39,224	93,830
Net assets	$ 582,545	$ 579,364
Net assets represented by		
Common shares (note 4)	$ 481,203	$ 299,759
Warrants (note 4)	2,455	6,003
Contributed surplus (note 4)	30	–
Retained earnings	98,857	273,602
	$ 582,545	$ 579,364
Common shares		
Issued and outstanding (note 4)	64,991,841	48,473,727
Net asset value per common share		
Basic	$ 8.96	$ 11.95
Diluted	$ 8.96	$ 11.43

The accompanying notes are an integral part of these financial statements.

ON BEHALF OF THE BOARD OF URANIUM PARTICIPATION CORPORATION

(Signed) "Richard H. McCoy"

Richard H. McCoy
Director

(Signed) "Garth A. C. MacRae"

Garth A. C. MacRae
Director

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEARS ENDED FEBRUARY 29, 2008 AND FEBRUARY 28, 2007

(in thousands of Canadian dollars)	February 2008	February 2007
Income		
Interest	$ 435	$ 472
Income from investment lending (note 6)	7,080	942
Unrealized gains (losses) on investments	(228,594)	346,461
	(221,079)	347,875
Operating expenses		
Transaction fees (note 5)	2,246	2,456
Management fees (note 5)	1,901	1,397
Storage fees	954	780
Audit fees	49	17
Directors fees	120	106
Legal and other professional fees	188	94
Shareholder information and other compliance	206	222
General office and miscellaneous	242	123
Interest and other debt related expenses	95	378
Foreign exchange loss	3,403	618
	9,404	6,191
Increase (decrease) in net assets from operations before taxes	(230,483)	341,684
Income tax provision (recovery) (note 3)	(55,738)	84,310
Increase (decrease) in net assets from operations after taxes	(174,745)	257,374
Opening retained earnings	273,602	16,228
Closing retained earnings	98,857	273,602
Increase (decrease) in net assets from operations per common share		
Basic	$ (2.91)	$ 6.28
Diluted	$ (2.91)	$ 6.01
Weighted average common shares outstanding (note 4)		
Basic	60,007,756	40,991,927
Diluted	60,007,756	42,851,473

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED FEBRUARY 29, 2008 AND FEBRUARY 28, 2007

(in thousands of Canadian dollars)	February 2008	February 2007
Net assets at beginning of year	$579,364	$175,010
Net proceeds from issue of units and shares, and exercise of warrants, after tax	177,926	146,980
Increase (decrease) in net assets from operations after taxes	(174,745)	257,374
Net assets at end of year	$582,545	$579,364

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED FEBRUARY 29, 2008 AND FEBRUARY 28, 2007

(in thousands of Canadian dollars)	February 2008	February 2007
Operating Activities		
Increase (decrease) in net assets from operations after taxes	$(174,745)	$ 257,374
Adjustments for non-cash items:		
Unrealized losses (gains) on investments	228,594	(346,461)
Future income tax provision (recovery)	(56,027)	84,380
Changes in non-cash working capital:		
Change in sundry receivables and other assets	(75)	(866)
Change in income taxes receivable	252	(275)
Change in accounts payable and accrued liabilities	(1)	695
Change in income taxes payable	284	(218)
Net cash used in operating activities	(1,718)	(5,371)
Investing Activities		
Purchases of uranium investments	(149,720)	(163,720)
Net cash used in investing activities	(149,720)	(163,720)
Financing Activities		
Additions (repayments) of loans payable	(11,600)	11,600
Share and warrant issues net of issue costs	175,858	144,362
Net cash generated by financing activities	164,258	155,962
Increase (decrease) in cash and cash equivalents	12,820	(13,129)
Cash and cash equivalents – beginning of year	867	13,996
Cash and cash equivalents - end of year	$ 13,687	$ 867

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF INVESTMENT PORTFOLIO
AS AT FEBRUARY 29, 2008

(in thousands of Canadian dollars, except quantity amounts)	Quantity of Measure	Cost [(3)]	Market Value [(1)]
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	4,475,000 lbs	$ 194,180	$ 320,076
Uranium hexafluoride ("UF_6") [(2)]	1,417,230 KgU	$ 256,766	$ 277,720
		$ 450,946	$ 597,796
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 43.39	$ 71.53
- In United States dollars		$ 37.35	$ 73.00
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 181.18	$ 195.96
- In United States dollars		$ 166.73	$ 200.00

(1) The market values have been translated to Canadian dollars using the February 29, 2008 noon foreign exchange rate of 0.9798.
(2) Of the UF_6 holding described above, 500,000 KgU has been lent to a third party. See note 6 for further details of this arrangement.
(3) The average cost of the portfolio has been adjusted to exclude transaction fees incurred since the Company's inception in March 2005. See note 2 "Accounting Changes" for more details.

The accompanying notes are an integral part of these financial statements.

1. URANIUM PARTICIPATION CORPORATION

Uranium Participation Corporation ("Uranium Corp") was established under the Business Corporations Act (Ontario) ("OBCA") on March 15, 2005. Uranium Corp is an investment fund as defined by the Canadian securities regulatory authorities in National Instrument 81-106 "Investment Fund Continuous Disclosure". Uranium Corp was created to invest substantially all of its assets in uranium oxide in concentrates ("U_3O_8") and uranium hexafloride ("UF_6") (collectively "uranium") with the primary investment objective of achieving appreciation in the value of its uranium holdings. Uranium Corp trades publicly on the Toronto Stock Exchange under the symbol U.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the assets, liabilities, revenues and expenses of Uranium Corp and its wholly owned subsidiaries, Uranium Participation Alberta Corp. and Uranium Participation Cyprus Limited. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). All significant intercompany balances and transactions have been eliminated on consolidation.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Significant Accounting Policies

(a) Investments

The fair value of investments in uranium are based on the most recent spot prices for uranium published by Ux Consulting Company, LLC prior to the applicable reporting period converted to Canadian dollars using the month end foreign exchange rate.

The cost of investments in uranium is accounted for on the date that significant risks and rewards to the uranium passes to Uranium Corp and is converted to Canadian dollars at the rate of exchange prevailing on that date.

Realized and unrealized gains or losses in uranium represents the difference between the fair value and average cost of uranium investments, adjusted for foreign exchange rate fluctuations, in Canadian dollars.

(b) Investments Lending

Income earned from investments lending is included in the consolidated statement of operations and is recognized when earned.

(c) Foreign Exchange Translation

The financial statements of Uranium Corp are expressed in Canadian dollars. Foreign currency monetary assets and liabilities are translated to Canadian dollars at the rate of exchange prevailing on the date of the applicable reporting period. Foreign currency income and expense transactions are translated into

Canadian dollars at the rate of exchange prevailing on the date of the transaction. Changes in the foreign exchange rates between the transaction date and the applicable reporting period date used to value monetary assets and liabilities are reflected in the statement of operations as a foreign exchange gain or loss.

(d) *Cash and Cash Equivalents*

Cash and cash equivalents consist of cash on deposit and highly-liquid short-term investments in government or investment grade corporate debt. Short-term investments are carried at cost which, together with accrued interest, approximates fair value.

(e) *Income Taxes Payable*

Uranium Corp follows the liability method of accounting for future income taxes. Under this method, current income taxes are recognized from the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that are expected to apply when the differences are expected to reverse. The benefit of tax losses which are available to be carried forward are recognized as assets to the extent that they are more likely than not to be recoverable from future taxable income.

Comparative Numbers

Certain classifications of the comparative figures have been changed to conform to those used in the current period.

Accounting Changes

During fiscal 2007, Uranium Corp adopted the provisions of Section 3855, "Financial Instruments – Recognition and Measurement" of the Canadian Institute of Chartered Accountants ("CICA") Handbook. Section 3855 establishes standards for the fair valuation of investments as well as the accounting treatment of transaction costs as follows:

(a) Fair value measurement - the new standard requires that the fair value of financial instruments, which are traded in active markets, be measured on bid price. Prior to this standard, common practice was to fair value financial instruments based on the last traded price for the day, when available. Adoption of this standard did not impact the Company's valuation of its investments.

(b) Transaction fees - the new standard requires that transaction fees, such as purchase commissions, incurred in the purchase and sale of investments, be recorded as an expense in the consolidated statement of operations. Prior to this standard, the Company was following a practice of adding purchase commission expenses to the cost of the uranium investments acquired. There are no income tax implications and no impact on the net asset value of the Company in using either of these methods.

The Company has adopted the provisions of Section 3855 retroactively without restatement. There is no impact on the fair value measurement of its uranium investments, its net asset value and its tax liabilities. Purchase commissions are now expensed in the statement of operations as a separate line item. In the statement of investment portfolio at February 29, 2008, the Company has decreased the average cost of its uranium investments to exclude any purchase commissions paid since its inception in March 2005. Prior to the adoption of Section 3855, the average cost of the Company's uranium investments would have included purchase commissions of $6,765,000 (2008 - $2,246,000; 2007 - $2,456,000; 2006 - $2,063,000).

Recent Pronouncements

The CICA issued the following accounting standards that are effective for the Company's fiscal years beginning on or after March 1, 2008:

a) Section 1535 "Capital Disclosures" requires the disclosure of both qualitative and quantitative information that enable users to evaluate the company's objectives, policies and processes for managing capital. This standard is effective for fiscal years beginning on or after October 1, 2007. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

b) Section 3862 "Financial Instruments – Disclosures" and Section 3863 "Financial Instruments – Presentation" replace Section 3861 "Financial Instruments – Disclosure and Presentation" and establish standards for increased disclosure and presentation about the nature and extent of risks arising from financial instruments and how the Company manages those risks. These standards are effective for fiscal years beginning on or after October 1, 2007. The Company is currently evaluating the impact of adopting these standards on its consolidated financial statements.

c) International Financial Reporting Standards – the CICA plans to converge Canadian GAAP with International Financial Reporting Standards ("IFRS") for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The impact on the transition to IFRS on Uranium Corp's financial statements has not yet been determined.

3. INCOME TAXES

Unlike most investment funds, Uranium Corp does not qualify as a mutual fund trust and, accordingly, follows the general corporate income tax provisions of the Canadian Income Tax Act. Uranium Corp operates in multiple tax jurisdictions and the related income is subject to varying rates of taxation. The following is a reconciliation of income taxes, calculated at the combined Canadian federal and Ontario provincial rate, to the income tax expense included in the consolidated statement of operations for the years ended February 29, 2008 and February 28, 2007:

(in thousands of Canadian dollars)	February 2008	February 2007
Increase (decrease) in net assets from operations before income taxes	$(230,483)	$341,684
Combined federal and Ontario provincial income tax rate	35.69%	36.12%
Computed income tax expense (recovery)	(82,259)	123,416
Large corporations tax in excess of surtax	–	(65)
Operating loss carry-back	(23)	(112)
Difference between combined federal and Ontario provincial income tax rate and rates applicable to subsidiaries in other jurisdictions	17,000	(29,300)
Difference due to use of future tax rates rather than current tax rates in applicable jurisdictions	9,596	(9,718)
Other	(52)	89
Provision for (recovery of) income taxes	$ (55,738)	$ 84,310
Provision for (recovery of) income taxes comprised of:		
Current tax expense (recovery)	$ 289	$ (70)
Future tax expense (recovery)	(56,027)	84,380
	$ (55,738)	$ 84,310

The components of the Company's future tax balances as at February 29, 2008 and February 28, 2007 are as follows:

(in thousands of Canadian dollars)	February 2008	February 2007
Future tax assets:		
Tax benefit of share issue costs	$ 4,095	$ 3,893
Tax benefit of loss carryforwards	4,567	3,188
Unrealized loss on investments	1,908	–
Future tax assets	$ 10,570	$ 7,081
Future tax liabilities:		
Unrealized gain on investments	$ 39,953	$ 94,109
Tax benefit of loss carryforwards	(729)	(279)
Future tax liabilities	$ 39,224	$ 93,830

4. COMMON SHARES, WARRANTS AND INCREASE IN NET ASSETS PER SHARE

Common Shares

Uranium Corp is authorized to issue an unlimited number of common shares without par value.

The movement in common shares for the years ended February 29, 2008 and February 28, 2007 is as follows:

(in thousands of Canadian dollars)	February 2008	February 2007
Common shares – beginning of year	$299,759	$155,183
Shares issued pursuant to:		
Common share financings		
Gross proceeds on new issues	152,409	151,751
Less: Allocation of proceeds to issued warrants	–	(2,466)
Less: Issue costs	(7,133)	(7,934)
Add: Tax effect of issue costs	2,068	2,618
Warrant activity		
Gross proceeds from exercises	30,582	545
Add: Fair value transfer from warrants	3,518	62
Common shares – end of year	$481,203	$299,759

The movement in the number of common shares for the years ended February 29, 2008 and February 28, 2007 is as follows:

(in number of shares)	February 2008	February 2007
Common shares – beginning of year	48,473,727	30,751,325
Shares issued pursuant to:		
New issues	11,634,750	17,636,440
Warrant exercises	4,883,364	85,962
Common shares – end of year	64,991,841	48,473,727

Common share financings

In October 2007, Uranium Corp issued 5,134,750 shares at $11.20 per share for total gross proceeds of $57,509,000.

In April 2007, Uranium Corp issued 6,500,000 shares at $14.60 per share for total gross proceeds of $94,900,000.

In September 2006, Uranium Corp issued 11,363,650 equity units at $8.80 per unit for total gross proceeds of $100,000,000. Each unit consisted of one common share and one-quarter purchase warrant. Each whole warrant allows the holder to purchase one common share at $12.00 exercisable prior to September 14, 2008. Approximately $2,466,000 of the proceeds were allocated as the value of the issued warrants.

In May 2006, Uranium Corp issued 6,272,790 shares at $8.25 per share for total gross proceeds of $51,751,000.

Warrants

The movement in warrants for the years ended February 29, 2008 and February 28, 2007 is as follows:

(in thousands of Canadian dollars)	February 2008	February 2007
Warrants – beginning of year	$ 6,003	$ 3,599
Warrants issued during the year	–	2,466
Warrants exercised during the year	(3,518)	(62)
Warrants expired during the year	(30)	–
Warrants – allocated fair value end of year	$ 2,455	$ 6,003
Warrant allocated fair value comprised of:		
May 2005 equity unit financing	–	3,538
September 2006 equity unit financing	2,455	2,465
	$ 2,455	$ 6,003

The movement in the number of warrants for the years ended February 29, 2008 and February 28, 2007 is as follows:

(in number of warrants)	February 2008	February 2007
Warrants – beginning of year	7,753,624	4,998,675
Warrants issued during the year	–	2,840,911
Warrants exercised during the year	(4,883,364)	(85,962)
Warrants expired during the year	(41,461)	–
Warrants – end of year	2,828,799	7,753,624
Warrants outstanding by issue:		
May 2005 equity unit financing	–	4,914,150
September 2006 equity unit financing	2,828,799	2,839,474
	2,828,799	7,753,624

When the net asset value from operations per common share of the fund exceeds the exercise prices of the warrants, the warrants will have a dilutive impact. The May 2005 equity unit financing warrants were fully exercised or expired as of May 10, 2007. As at February 29, 2008, none of the outstanding warrants are dilutive to the net asset value of the fund.

Increase in Net Assets from Operations per Share

The calculation of the basic and diluted increase (decrease) in net assets from operations per common share was based on the following weighted average number of shares outstanding for the years ended February 29, 2008 and February 28, 2007:

(in number of shares)	February 2008	February 2007
Weighted average number of shares outstanding:		
Basic	60,007,756	40,991,927
Add: Warrant Dilution	–	1,859,546
Diluted	60,007,756	42,851,473

5. RELATED PARTY TRANSACTIONS

Uranium Corp is a party to a management services agreement with Denison Mines Inc., (the "Manager"). Under the terms of the agreement, Uranium Corp will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Corp's net asset value between $100,000,000 and $200,000,000 and 0.2% per annum based upon Uranium Corp's net asset value in excess of $200,000,000; c) a fee of $200,000 upon the completion of each equity financing where proceeds payable to Uranium Corp exceed $20,000,000; d) a fee of $200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds $20,000,000 ("an initiative"); and e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going maintenance or work associated with an initiative.

In accordance with the management services agreement, all uranium investments owned by Uranium Corp are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of Uranium Corp.

Uranium Corp entered into two credit agreements with the Manager. A $25,000,000 revolving credit facility entered into in March 2006 ("March 2006 credit facility") and a $15,000,000 revolving credit facility entered into in September 2006 ("September 2006 credit facility"). The March 2006 credit facility charged interest of Canadian bank prime plus 2% with standby fees of 1% of the committed facility amount. The September 2006 credit facility charged interest of Canadian bank prime plus 1% with standby fees of 1% of the committed facility amount. Both credit agreements have since been terminated with $10,000,000 drawn and repaid under the March 2006 credit facility and $11,600,000 drawn and repaid under the September 2006 credit facility.

In June 2007, Uranium Corp purchased 75,000 pounds of U_3O_8 from the Manager at a price of US$130.00 per pound for total consideration of $10,368,000 (US$9,750,000).

The following transactions were incurred with the Manager during the years ended February 29, 2008 and February 28, 2007:

(in thousands of Canadian dollars)	February 2008	February 2007
Fees incurred with the Manager:		
Management fees	1,901	997
Facility arrangement fees	–	400
Equity financing fees [1]	400	400
Transaction fees – uranium purchase commissions	2,246	2,456
Shareholder Information and other compliance	6	30
General office and miscellaneous	4	12
Interest and other debt related expenses		
Interest on loan payable	91	313
Standby fees on line of credit	4	63
Total fees incurred with the Manager	$ 4,652	$ 4,671

(1) Equity financing fees incurred with the Manager have been recorded as share issue costs and are included in value reported for common shares.

As at February 29, 2008, accounts payable and accrued liabilities included $162,000 due to the Manager with respect to the fees indicated above.

6. INVESTMENTS LENDING

As at February 29, 2008, the outstanding value of investments on loan and collateral held is as follows:

(in thousands of Canadian dollars, except quantity amounts)	Quantity of Measure	Market Value of Investments on Loan	Collateral Held
Uranium hexafluoride ("UF_6")	500,000 KgU	$ 97,980	$ 152,582

The UF_6 loaned is subject to a loan fee of 5% per annum based upon the adjusted quarterly value of the material. Collateral held is in the form of an irrevocable letter of credit from a major financial institution, that is subject to adjustment on an annual basis.

7. SUBSEQUENT EVENTS

In February 2008, the Manager agreed to purchase, for and on behalf of Uranium Corp, 900,000 pounds of U_3O_8 for a total price of US$64,900,000 (excluding commissions). 200,000 pounds of this purchase was delivered in March 2008 with the remainder anticipated to be delivered on or before May 31, 2008.

In March 2008, the Manager agreed to purchase, for and on behalf of Uranium Corp, 75,000 KgU as UF_6 for a total price of US$14,625,000 (excluding commissions) with delivery in June 2008.

On March 19, 2008, Uranium Corp closed an aggregate offering of 7,331,250 common shares at $10.20 per share for total gross proceeds of $74,779,000. The proceeds from the offering together with existing cash on hand was and will be used to fund the above-noted purchase commitments.

ONTARIO FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

URANIUM PARTICIPATION CORPORATION
FOR THE FINANCIAL YEAR ENDING FEBRUARY 29, 2008

Complete Only One of 1, 2 or 3:

Class 1 Reporting Issuers (Canadian Issuers - Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year	72,323,091		
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	x $ 12.75		
Market value of class or series – U	$ 922,119,410	$ 922,119,410	(A)
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year	2,828,799		
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	x $ 3.83		
Market value of class or series – U.WT.A	$ 10,834,300	$10,834,300	(A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)	NO OTHERS	$ NIL	(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):	NONE	$ NIL	(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =		$ 932,953,710	

Total fee payable:

Total fee payable in accordance with Appendix A of the Rule	$ 20,500
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)	N/A
Reduce fee for transition year: Total Fee Payable x 0 ÷ 12 =	N/A
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)	N/A
	$ 20,500

URANIUM PARTICIPATION CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2008

Responsibility for Financial Reporting

To the Shareholders of Uranium Participation Corporation,

The Company's management is responsible for the integrity and fairness of presentation of these consolidated financial statements. The consolidated financial statements have been prepared by management, in accordance with Canadian generally accepted accounting principles for review by the Audit Committee and approval by the Board of Directors.

The preparation of financial statements requires the selection of appropriate accounting policies in accordance with generally accepted accounting principles and the use of estimates and judgments by management to present fairly and consistently the consolidated financial position of the Company. Estimates are necessary when transactions affecting the current period cannot be finalized with certainty until future information becomes available. The Company's management is also responsible for maintaining systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide assurance that the financial information is accurate and reliable in all material respects and that the Company's assets are appropriately accounted for and adequately safeguarded. The Company's management believes that such systems are operating effectively and has relied on these systems of internal control in preparing these financial statements.

PricewaterhouseCoopers LLP, Chartered Accountants, are independent external auditors appointed by the shareholders to issue a report regarding the consolidated financial statements of the Company. PricewaterhouseCoopers' audit report outlines the extent and nature of their examination and expresses their opinion on the consolidated financial statements.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying annual management report of fund performance. The Board carries out this responsibility principally through its Audit Committee, which is appointed annually and consists of three Directors, none of whom are members of management.

The Audit Committee meets at least twice per year with management, together with the independent auditors, to satisfy itself that management and the independent auditors are each properly discharging their responsibilities. The independent external auditors have full access to the Audit Committee with and without management present. The Committee, among other things, reviews matters related to the quality of internal control, audit and financial reporting issues. The Audit Committee reviews the consolidated financial statements and the independent auditors' report, as well as any public disclosure document that contains financial information, and reports its findings to the Board of Directors, prior to the Board approving such information for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the Company's independent auditors.

(Signed) "E. Peter Farmer"

E. Peter Farmer
President

(Signed) "James R. Anderson"

James R. Anderson
Chief Financial Officer

April 25, 2008

Independent Auditors' Report

To the Shareholders of Uranium Participation Corporation

We have audited the accompanying consolidated statements of net assets of Uranium Participation Corporation (the Company) as at February 29, 2008 and February 28, 2007, the consolidated statements of operations, changes in net assets and cash flows for the years ended February 29, 2008 and February 28, 2007 and the consolidated statement of investment portfolio as at February 29, 2008. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 29, 2008 and February 28, 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
April 25, 2008

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF NET ASSETS
AS AT FEBRUARY 29, 2008 AND FEBRUARY 28, 2007

(in thousands of Canadian dollars, except per share amounts)	February 2008	February 2007
Assets		
Investments at market value	$ 597,796	$ 676,670
(at cost: 2008-$450,946; 2007-$301,226)		
Cash and cash equivalents	13,687	867
Sundry receivables and other assets	1,113	1,038
Income taxes receivable	23	275
Future income taxes (note 3)	10,570	7,081
	$ 623,189	$ 685,931
Liabilities		
Accounts payable and accrued liabilities	1,030	1,031
Income taxes payable	390	106
Loan payable (note 5)	–	11,600
Future income taxes (note 3)	39,224	93,830
Net assets	$ 582,545	$ 579,364
Net assets represented by		
Common shares (note 4)	$ 481,203	$ 299,759
Warrants (note 4)	2,455	6,003
Contributed surplus (note 4)	30	–
Retained earnings	98,857	273,602
	$ 582,545	$ 579,364
Common shares		
Issued and outstanding (note 4)	64,991,841	48,473,727
Net asset value per common share		
Basic	$ 8.96	$ 11.95
Diluted	$ 8.96	$ 11.43

The accompanying notes are an integral part of these financial statements.

ON BEHALF OF THE BOARD OF URANIUM PARTICIPATION CORPORATION

(Signed) "Richard H. McCoy"

Richard H. McCoy
Director

(Signed) "Garth A. C. MacRae"

Garth A. C. MacRae
Director

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEARS ENDED FEBRUARY 29, 2008 AND FEBRUARY 28, 2007

(in thousands of Canadian dollars)	February 2008	February 2007
Income		
Interest	$ 435	$ 472
Income from investment lending (note 6)	7,080	942
Unrealized gains (losses) on investments	(228,594)	346,461
	(221,079)	347,875
Operating expenses		
Transaction fees (note 5)	2,246	2,456
Management fees (note 5)	1,901	1,397
Storage fees	954	780
Audit fees	49	17
Directors fees	120	106
Legal and other professional fees	188	94
Shareholder information and other compliance	206	222
General office and miscellaneous	242	123
Interest and other debt related expenses	95	378
Foreign exchange loss	3,403	618
	9,404	6,191
Increase (decrease) in net assets from operations before taxes	(230,483)	341,684
Income tax provision (recovery) (note 3)	(55,738)	84,310
Increase (decrease) in net assets from operations after taxes	(174,745)	257,374
Opening retained earnings	273,602	16,228
Closing retained earnings	98,857	273,602
Increase (decrease) in net assets from operations per common share		
Basic	$ (2.91)	$ 6.28
Diluted	$ (2.91)	$ 6.01
Weighted average common shares outstanding (note 4)		
Basic	60,007,756	40,991,927
Diluted	60,007,756	42,851,473

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED FEBRUARY 29, 2008 AND FEBRUARY 28, 2007

(in thousands of Canadian dollars)	February 2008	February 2007
Net assets at beginning of year	$579,364	$175,010
Net proceeds from issue of units and shares, and exercise of warrants, after tax	177,926	146,980
Increase (decrease) in net assets from operations after taxes	(174,745)	257,374
Net assets at end of year	$582,545	$579,364

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED FEBRUARY 29, 2008 AND FEBRUARY 28, 2007

(in thousands of Canadian dollars)	February 2008	February 2007
Operating Activities		
Increase (decrease) in net assets from operations after taxes	$(174,745)	$ 257,374
Adjustments for non-cash items:		
Unrealized losses (gains) on investments	228,594	(346,461)
Future income tax provision (recovery)	(56,027)	84,380
Changes in non-cash working capital:		
Change in sundry receivables and other assets	(75)	(866)
Change in income taxes receivable	252	(275)
Change in accounts payable and accrued liabilities	(1)	695
Change in income taxes payable	284	(218)
Net cash used in operating activities	(1,718)	(5,371)
Investing Activities		
Purchases of uranium investments	(149,720)	(163,720)
Net cash used in investing activities	(149,720)	(163,720)
Financing Activities		
Additions (repayments) of loans payable	(11,600)	11,600
Share and warrant issues net of issue costs	175,858	144,362
Net cash generated by financing activities	164,258	155,962
Increase (decrease) in cash and cash equivalents	12,820	(13,129)
Cash and cash equivalents – beginning of year	867	13,996
Cash and cash equivalents - end of year	$ 13,687	$ 867

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF INVESTMENT PORTFOLIO
AS AT FEBRUARY 29, 2008

(in thousands of Canadian dollars, except quantity amounts)	Quantity of Measure	Cost [3]	Market Value [1]
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	4,475,000 lbs	$ 194,180	$ 320,076
Uranium hexafluoride ("UF_6") [2]	1,417,230 KgU	$ 256,766	$ 277,720
		$ 450,946	$ 597,796
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 43.39	$ 71.53
- In United States dollars		$ 37.35	$ 73.00
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 181.18	$ 195.96
- In United States dollars		$ 166.73	$ 200.00

(1) The market values have been translated to Canadian dollars using the February 29, 2008 noon foreign exchange rate of 0.9798.
(2) Of the UF_6 holding described above, 500,000 KgU has been lent to a third party. See note 6 for further details of this arrangement.
(3) The average cost of the portfolio has been adjusted to exclude transaction fees incurred since the Company's inception in March 2005. See note 2 "Accounting Changes" for more details.

The accompanying notes are an integral part of these financial statements.

1. URANIUM PARTICIPATION CORPORATION

Uranium Participation Corporation ("Uranium Corp") was established under the Business Corporations Act (Ontario) ("OBCA") on March 15, 2005. Uranium Corp is an investment fund as defined by the Canadian securities regulatory authorities in National Instrument 81-106 "Investment Fund Continuous Disclosure". Uranium Corp was created to invest substantially all of its assets in uranium oxide in concentrates ("U_3O_8") and uranium hexafloride ("UF_6") (collectively "uranium") with the primary investment objective of achieving appreciation in the value of its uranium holdings. Uranium Corp trades publicly on the Toronto Stock Exchange under the symbol U.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the assets, liabilities, revenues and expenses of Uranium Corp and its wholly owned subsidiaries, Uranium Participation Alberta Corp. and Uranium Participation Cyprus Limited. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). All significant intercompany balances and transactions have been eliminated on consolidation.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Significant Accounting Policies

(a) Investments

The fair value of investments in uranium are based on the most recent spot prices for uranium published by Ux Consulting Company, LLC prior to the applicable reporting period converted to Canadian dollars using the month end foreign exchange rate.

The cost of investments in uranium is accounted for on the date that significant risks and rewards to the uranium passes to Uranium Corp and is converted to Canadian dollars at the rate of exchange prevailing on that date.

Realized and unrealized gains or losses in uranium represents the difference between the fair value and average cost of uranium investments, adjusted for foreign exchange rate fluctuations, in Canadian dollars.

(b) Investments Lending

Income earned from investments lending is included in the consolidated statement of operations and is recognized when earned.

(c) Foreign Exchange Translation

The financial statements of Uranium Corp are expressed in Canadian dollars. Foreign currency monetary assets and liabilities are translated to Canadian dollars at the rate of exchange prevailing on the date of the applicable reporting period. Foreign currency income and expense transactions are translated into

Canadian dollars at the rate of exchange prevailing on the date of the transaction. Changes in the foreign exchange rates between the transaction date and the applicable reporting period date used to value monetary assets and liabilities are reflected in the statement of operations as a foreign exchange gain or loss.

(d) *Cash and Cash Equivalents*

Cash and cash equivalents consist of cash on deposit and highly-liquid short-term investments in government or investment grade corporate debt. Short-term investments are carried at cost which, together with accrued interest, approximates fair value.

(e) *Income Taxes Payable*

Uranium Corp follows the liability method of accounting for future income taxes. Under this method, current income taxes are recognized from the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that are expected to apply when the differences are expected to reverse. The benefit of tax losses which are available to be carried forward are recognized as assets to the extent that they are more likely than not to be recoverable from future taxable income.

Comparative Numbers

Certain classifications of the comparative figures have been changed to conform to those used in the current period.

Accounting Changes

During fiscal 2007, Uranium Corp adopted the provisions of Section 3855, "Financial Instruments – Recognition and Measurement" of the Canadian Institute of Chartered Accountants ("CICA") Handbook. Section 3855 establishes standards for the fair valuation of investments as well as the accounting treatment of transaction costs as follows:

(a) Fair value measurement - the new standard requires that the fair value of financial instruments, which are traded in active markets, be measured on bid price. Prior to this standard, common practice was to fair value financial instruments based on the last traded price for the day, when available. Adoption of this standard did not impact the Company's valuation of its investments.

(b) Transaction fees - the new standard requires that transaction fees, such as purchase commissions, incurred in the purchase and sale of investments, be recorded as an expense in the consolidated statement of operations. Prior to this standard, the Company was following a practice of adding purchase commission expenses to the cost of the uranium investments acquired. There are no income tax implications and no impact on the net asset value of the Company in using either of these methods.

The Company has adopted the provisions of Section 3855 retroactively without restatement. There is no impact on the fair value measurement of its uranium investments, its net asset value and its tax liabilities. Purchase commissions are now expensed in the statement of operations as a separate line item. In the statement of investment portfolio at February 29, 2008, the Company has decreased the average cost of its uranium investments to exclude any purchase commissions paid since its inception in March 2005. Prior to the adoption of Section 3855, the average cost of the Company's uranium investments would have included purchase commissions of $6,765,000 (2008 - $2,246,000; 2007 - $2,456,000; 2006 - $2,063,000).

Recent Pronouncements

The CICA issued the following accounting standards that are effective for the Company's fiscal years beginning on or after March 1, 2008:

a) Section 1535 "Capital Disclosures" requires the disclosure of both qualitative and quantitative information that enable users to evaluate the company's objectives, policies and processes for managing capital. This standard is effective for fiscal years beginning on or after October 1, 2007. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

b) Section 3862 "Financial Instruments – Disclosures" and Section 3863 "Financial Instruments – Presentation" replace Section 3861 "Financial Instruments – Disclosure and Presentation" and establish standards for increased disclosure and presentation about the nature and extent of risks arising from financial instruments and how the Company manages those risks. These standards are effective for fiscal years beginning on or after October 1, 2007. The Company is currently evaluating the impact of adopting these standards on its consolidated financial statements.

c) International Financial Reporting Standards – the CICA plans to converge Canadian GAAP with International Financial Reporting Standards ("IFRS") for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The impact on the transition to IFRS on Uranium Corp's financial statements has not yet been determined.

3. INCOME TAXES

Unlike most investment funds, Uranium Corp does not qualify as a mutual fund trust and, accordingly, follows the general corporate income tax provisions of the Canadian Income Tax Act. Uranium Corp operates in multiple tax jurisdictions and the related income is subject to varying rates of taxation. The following is a reconciliation of income taxes, calculated at the combined Canadian federal and Ontario provincial rate, to the income tax expense included in the consolidated statement of operations for the years ended February 29, 2008 and February 28, 2007:

(in thousands of Canadian dollars)	February 2008	February 2007
Increase (decrease) in net assets from operations before income taxes	$(230,483)	$341,684
Combined federal and Ontario provincial income tax rate	35.69%	36.12%
Computed income tax expense (recovery)	(82,259)	123,416
Large corporations tax in excess of surtax	–	(65)
Operating loss carry-back	(23)	(112)
Difference between combined federal and Ontario provincial income tax rate and rates applicable to subsidiaries in other jurisdictions	17,000	(29,300)
Difference due to use of future tax rates rather than current tax rates in applicable jurisdictions	9,596	(9,718)
Other	(52)	89
Provision for (recovery of) income taxes	$ (55,738)	$ 84,310
Provision for (recovery of) income taxes comprised of:		
Current tax expense (recovery)	$ 289	$ (70)
Future tax expense (recovery)	(56,027)	84,380
	$ (55,738)	$ 84,310

The components of the Company's future tax balances as at February 29, 2008 and February 28, 2007 are as follows:

(in thousands of Canadian dollars)	February 2008	February 2007
Future tax assets:		
Tax benefit of share issue costs	$ 4,095	$ 3,893
Tax benefit of loss carryforwards	4,567	3,188
Unrealized loss on investments	1,908	–
Future tax assets	$ 10,570	$ 7,081
Future tax liabilities:		
Unrealized gain on investments	$ 39,953	$ 94,109
Tax benefit of loss carryforwards	(729)	(279)
Future tax liabilities	$ 39,224	$ 93,830

4. COMMON SHARES, WARRANTS AND INCREASE IN NET ASSETS PER SHARE

Common Shares

Uranium Corp is authorized to issue an unlimited number of common shares without par value.

The movement in common shares for the years ended February 29, 2008 and February 28, 2007 is as follows:

(in thousands of Canadian dollars)	February 2008	February 2007
Common shares – beginning of year	$299,759	$155,183
Shares issued pursuant to:		
Common share financings		
Gross proceeds on new issues	152,409	151,751
Less: Allocation of proceeds to issued warrants	–	(2,466)
Less: Issue costs	(7,133)	(7,934)
Add: Tax effect of issue costs	2,068	2,618
Warrant activity		
Gross proceeds from exercises	30,582	545
Add: Fair value transfer from warrants	3,518	62
Common shares – end of year	$481,203	$299,759

The movement in the number of common shares for the years ended February 29, 2008 and February 28, 2007 is as follows:

(in number of shares)	February 2008	February 2007
Common shares – beginning of year	48,473,727	30,751,325
Shares issued pursuant to:		
New issues	11,634,750	17,636,440
Warrant exercises	4,883,364	85,962
Common shares – end of year	64,991,841	48,473,727

Common share financings

In October 2007, Uranium Corp issued 5,134,750 shares at $11.20 per share for total gross proceeds of $57,509,000.

In April 2007, Uranium Corp issued 6,500,000 shares at $14.60 per share for total gross proceeds of $94,900,000.

In September 2006, Uranium Corp issued 11,363,650 equity units at $8.80 per unit for total gross proceeds of $100,000,000. Each unit consisted of one common share and one-quarter purchase warrant. Each whole warrant allows the holder to purchase one common share at $12.00 exercisable prior to September 14, 2008. Approximately $2,466,000 of the proceeds were allocated as the value of the issued warrants.

In May 2006, Uranium Corp issued 6,272,790 shares at $8.25 per share for total gross proceeds of $51,751,000.

Warrants

The movement in warrants for the years ended February 29, 2008 and February 28, 2007 is as follows:

(in thousands of Canadian dollars)	February 2008	February 2007
Warrants – beginning of year	$ 6,003	$ 3,599
Warrants issued during the year	–	2,466
Warrants exercised during the year	(3,518)	(62)
Warrants expired during the year	(30)	–
Warrants – allocated fair value end of year	$ 2,455	$ 6,003
Warrant allocated fair value comprised of:		
May 2005 equity unit financing	–	3,538
September 2006 equity unit financing	2,455	2,465
	$ 2,455	$ 6,003

The movement in the number of warrants for the years ended February 29, 2008 and February 28, 2007 is as follows:

(in number of warrants)	February 2008	February 2007
Warrants – beginning of year	7,753,624	4,998,675
Warrants issued during the year	–	2,840,911
Warrants exercised during the year	(4,883,364)	(85,962)
Warrants expired during the year	(41,461)	–
Warrants – end of year	2,828,799	7,753,624
Warrants outstanding by issue:		
May 2005 equity unit financing	–	4,914,150
September 2006 equity unit financing	2,828,799	2,839,474
	2,828,799	7,753,624

When the net asset value from operations per common share of the fund exceeds the exercise prices of the warrants, the warrants will have a dilutive impact. The May 2005 equity unit financing warrants were fully exercised or expired as of May 10, 2007. As at February 29, 2008, none of the outstanding warrants are dilutive to the net asset value of the fund.

Increase in Net Assets from Operations per Share

The calculation of the basic and diluted increase (decrease) in net assets from operations per common share was based on the following weighted average number of shares outstanding for the years ended February 29, 2008 and February 28, 2007:

(in number of shares)	February 2008	February 2007
Weighted average number of shares outstanding:		
Basic	60,007,756	40,991,927
Add: Warrant Dilution	–	1,859,546
Diluted	60,007,756	42,851,473

5. RELATED PARTY TRANSACTIONS

Uranium Corp is a party to a management services agreement with Denison Mines Inc., (the "Manager"). Under the terms of the agreement, Uranium Corp will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Corp's net asset value between $100,000,000 and $200,000,000 and 0.2% per annum based upon Uranium Corp's net asset value in excess of $200,000,000; c) a fee of $200,000 upon the completion of each equity financing where proceeds payable to Uranium Corp exceed $20,000,000; d) a fee of $200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds $20,000,000 ("an initiative"); and e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going maintenance or work associated with an initiative.

In accordance with the management services agreement, all uranium investments owned by Uranium Corp are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of Uranium Corp.

Uranium Corp entered into two credit agreements with the Manager. A $25,000,000 revolving credit facility entered into in March 2006 ("March 2006 credit facility") and a $15,000,000 revolving credit facility entered into in September 2006 ("September 2006 credit facility"). The March 2006 credit facility charged interest of Canadian bank prime plus 2% with standby fees of 1% of the committed facility amount. The September 2006 credit facility charged interest of Canadian bank prime plus 1% with standby fees of 1% of the committed facility amount. Both credit agreements have since been terminated with $10,000,000 drawn and repaid under the March 2006 credit facility and $11,600,000 drawn and repaid under the September 2006 credit facility.

In June 2007, Uranium Corp purchased 75,000 pounds of U_3O_8 from the Manager at a price of US$130.00 per pound for total consideration of $10,368,000 (US$9,750,000).

The following transactions were incurred with the Manager during the years ended February 29, 2008 and February 28, 2007:

(in thousands of Canadian dollars)	February 2008	February 2007
Fees incurred with the Manager:		
Management fees	1,901	997
Facility arrangement fees	–	400
Equity financing fees [1]	400	400
Transaction fees – uranium purchase commissions	2,246	2,456
Shareholder Information and other compliance	6	30
General office and miscellaneous	4	12
Interest and other debt related expenses		
Interest on loan payable	91	313
Standby fees on line of credit	4	63
Total fees incurred with the Manager	$ 4,652	$ 4,671

[1] Equity financing fees incurred with the Manager have been recorded as share issue costs and are included in value reported for common shares.

As at February 29, 2008, accounts payable and accrued liabilities included $162,000 due to the Manager with respect to the fees indicated above.

6. INVESTMENTS LENDING

As at February 29, 2008, the outstanding value of investments on loan and collateral held is as follows:

(in thousands of Canadian dollars, except quantity amounts)	Quantity of Measure	Market Value of Investments on Loan	Collateral Held
Uranium hexafluoride ("UF_6")	500,000 KgU	$ 97,980	$ 152,582

The UF_6 loaned is subject to a loan fee of 5% per annum based upon the adjusted quarterly value of the material. Collateral held is in the form of an irrevocable letter of credit from a major financial institution, that is subject to adjustment on an annual basis.

7. SUBSEQUENT EVENTS

In February 2008, the Manager agreed to purchase, for and on behalf of Uranium Corp, 900,000 pounds of U_3O_8 for a total price of US$64,900,000 (excluding commissions). 200,000 pounds of this purchase was delivered in March 2008 with the remainder anticipated to be delivered on or before May 31, 2008.

In March 2008, the Manager agreed to purchase, for and on behalf of Uranium Corp, 75,000 KgU as UF_6 for a total price of US$14,625,000 (excluding commissions) with delivery in June 2008.

On March 19, 2008, Uranium Corp closed an aggregate offering of 7,331,250 common shares at $10.20 per share for total gross proceeds of $74,779,000. The proceeds from the offering together with existing cash on hand was and will be used to fund the above-noted purchase commitments.

RECEIVED
2008 JUN 15 A 11:13

Uranium Participation Corporation
Annual Management Report of Fund Performance
February 29, 2008

DISCLOSURE

This Annual Management Report of Fund Performance contains financial highlights but does not contain the complete Audited Annual Financial Statements of Uranium Participation Corporation ("Uranium Corp" or "Corporation"). You can get a copy of the Audited Annual Financial Statements at your request, and at no cost, by calling 416-979-1991, by writing to us at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2, or by visiting our website at www.uraniumparticipation.com or SEDAR at www.sedar.com. You may also contact us to obtain a copy of Uranium Corp's quarterly portfolio disclosure.

Uranium Corp holds physical commodities and not equity security investments. As a result, Uranium Corp does not have an investment proxy voting disclosure record, nor does it have proxy voting policies and procedures.

This Annual Management Report of Fund Performance is current as of April 25, 2008. All amounts are in Canadian dollars unless otherwise indicated.

CAUTION REGARDING FORWARD LOOKING INFORMATION

This Annual Management Report of Fund Performance contains certain forward looking statements and forward looking information that are based on the company's current internal expectations, estimates, assumptions and beliefs. Forward looking statements generally can be identified by the use of forward looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward looking statements involve numerous assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Corp, may cause actual results to differ materially from the expectations expressed in the forward looking statements. See "RISK FACTORS" included later in the Annual Management Report of Fund Performance for a further description of the principal risks of Uranium Corp.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward looking statements. Except where required under applicable securities legislation, Uranium Corp does not undertake to update any forward looking information.

URANIUM PARTICIPATION CORPORATION

Uranium Corp was incorporated on March 15, 2005 under the Ontario Business Corporations Act. Uranium Corp was created to invest in, hold and sell uranium oxide in concentrates ("U_3O_8") and uranium hexafluoride ("UF_6") (collectively "uranium"). Uranium Corp invests in and holds physical uranium through its wholly-owned subsidiaries, Uranium Participation Alberta Corp. and Uranium Participation Cyprus Limited (the "Subsidiaries"). Uranium Participation Alberta Corp. was

incorporated on May 4, 2005 under the Alberta Business Corporations Act and Uranium Participation Cyprus Limited ("UPCL") was incorporated on September 10, 2006 under the laws of the Republic of Cyprus. In August 2007, UPCL obtained a business license and established a branch office in Luxembourg through which the operations of UPCL are conducted. Unless otherwise indicated or where the context otherwise requires, references to "Uranium Corp" or the "Corporation" includes the Subsidiaries.

Uranium Corp is governed by its board of directors (the "Board of Directors") and administered by Denison Mines Inc. (the "Manager") pursuant to a management services agreement (the "Management Services Agreement").The common shares of Uranium Corp trade publicly on the Toronto Stock Exchange under the symbol "U".

Uranium Corp established an Independent Review Committee ("IRC") from its qualified independent Board members in October 2007. The IRC has adopted a mandate that provides that the IRC must provide a recommendation or approval of transactions in which there is a conflict of interest between the Corporation and its Manager, as contemplated by National Instrument 81-107, Independent Review Committee for Investment Funds of the Canadian Securities Administrators ("NI 81-107"). The IRC will prepare a report to shareholders on at least an annual basis. The report will be available on the Corporation's website at www.uraniumparticipation.com and is also available to shareholders at no cost by contacting the Corporation at info@uraniumparticpation.com.

Uranium Corp is an investment fund as defined by the Canadian securities regulatory authorities in National Instrument 81-106 "Investment Fund Continuous Disclosure". Unlike many investment funds, Uranium Corp does not qualify as a mutual fund trust under the provisions of the Income Tax Act (Canada) (the "Act") and, accordingly, follows the general corporate income tax provisions of the Act.

INVESTMENT OBJECTIVES AND STRATEGY

The primary investment objective of Uranium Corp is to achieve long-term appreciation in the value of its uranium holdings through a buy and hold investment strategy and not actively speculate with regard to short-term changes in uranium prices. While it is not the current intention of Uranium Corp to do so in the short term, it may subsequently sell some or all of its uranium holdings. Ownership of the corporation's common shares represents an indirect interest in ownership of physical uranium. This provides an investment alternative for investors interested in investing in these commodities without incurring the risks associated with investments in companies that explore for, mine and process uranium related products.

In implementing the investment strategy of the corporation, at least 85% of the gross proceeds of any common share offerings will be invested in, or set aside for future purchases of uranium. In strictly limited circumstances, the Corporation can enter into borrowing arrangements to facilitate the purchases of uranium where the current cash on hand is not adequate to cover such commitments. The maximum amount of any such borrowing cannot exceed 15% of the net assets of Uranium Corp. The corporation may also enter into uranium lending transactions in order to earn additional returns.

For a more detailed description of the corporation's investment policies and by-laws, please refer to the Company's Annual Information Form available on SEDAR.

INVESTMENT RISK

There are a number of factors that could negatively affect Uranium Corp.'s business and the value of Uranium Corp's securities, including the factors listed below. Such factors could materially affect the Corporation's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation. The following information pertains to the outlook and conditions currently known to Uranium Corp that could have a material impact on the financial condition of Uranium Corp. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Uranium Corp in the future.

Uranium Price Volatility from Demand and Supply Factors

Since almost all of Uranium Corp's activities involve investing in uranium, the value of its securities will be highly sensitive to fluctuations in the spot prices of uranium. Historically, the fluctuations in these prices have been, and will continue to be, affected by numerous factors beyond Uranium Corp's control. Such factors include, among others: demand for nuclear power; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; purchases and sales by brokers and traders of uranium; and production levels and production costs in key uranium producing countries.

Since UF_6 is a different commodity than U_3O_8, its price is affected by its own supply/demand balance as well as the supply/demand balances of U_3O_8 and for conversion services. As a result, the UF_6 price may move differently than the spot price of U_3O_8 or the spot conversion price alone. The factors that affect the UF_6 price will affect the net asset value per common share ("NAV") of the Corporation, which in turn may affect the price of the Corporation's securities.

Set out in the table below is the spot price for U_3O_8 per pound, and the UF_6 price per KgU at December 31 for the five calendar years ended December 31, 2007, and as at February 29, 2008[1].

	December 31					February 29
	2003	2004	2005	2006	2007	2008
U_3O_8	$14.50	$20.70	$36.25	$72.00	$90.00	$73.00
UF_6	$43.14[2]	$63.09[2]	$105.00	$199.00	$240.00	$200.00

(1) As published by UxCo in U.S. dollars.
(2) UF_6 prices for 2003 and 2004 were not published by UxCo. Amounts shown for those years are the UF_6 value, which is obtained by adding (i) the spot price for U_3O_8 multiplied by 2.61285; and (ii) the spot conversion price of UF_6.

No Public Market for Uranium

There is no public market for the sale of uranium. The uranium futures market on NYMEX does not provide for physical delivery of uranium, only cash on settlement; and the trading forum by certain buyers does not offer a formal market but rather facilitates the introduction of buyers to sellers. Uranium Corp may not be able to acquire uranium, or once acquired, sell uranium for a number of months. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sale cycle may take several months to complete. In addition, as the supply of uranium is limited, with average spot market sales over the last ten years being only approximately 22 million pounds of U_3O_8 per year, Uranium Corp may experience additional difficulties purchasing uranium in the event that it is a significant buyer. The inability to purchase and sell on a timely basis in sufficient quantities could have a material adverse effect on the securities of Uranium Corp.

From time to time, the Corporation enters into commitments to purchase U_3O_8 or UF_6. Such commitments are generally subject to conditions in favour of both the vendor and the Corporation, and there is no certainty that the purchases contemplated by such commitments will be completed.

Uranium Industry Competition and International Trade Restrictions

The international uranium industry, including the supply of uranium concentrates, is competitive. Supplies are available from a relatively small number of western world uranium mining companies, from certain republics of the former Soviet Union and the People's Republic of China, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium, from used reactor fuel, and from the use of excess Russian enrichment capacity to re-enrich depleted uranium tails held by European enrichers in the form of UF_6. The supply of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of the Corporation and may affect the supply of uranium available for sale and use in the United States and Europe, which are the largest markets for uranium in the world.

Foreign Exchange Rates

Uranium Corp maintains its accounting records, reports its financial position and results, pays certain operating expenses and its securities trade in Canadian currency. As the prices of uranium are quoted in U.S currency, fluctuations in the U.S. currency exchange rate relative to the Canadian currency can significantly impact the valuation of uranium and the associated purchase price from a Canadian currency perspective. Because exchange rate fluctuations are beyond Uranium Corp's control, there can be no assurance that such fluctuations will not have an adverse effect on Uranium Corp's operations or on the trading value of its common shares or its outstanding warrants.

Risks Associated with the Facilities

Under the Management Services Agreement, the Manager is required to arrange for all uranium to be stored at licensed uranium conversion or enrichment facilities (the "Facilities") and to ensure that the Facilities provide satisfactory indemnities for the benefit of Uranium Corp or ensure that Uranium Corp has the benefit of insurance arrangements obtained on standard industry terms. There is no guarantee that either the indemnities or insurance in favour of Uranium Corp will fully cover or absolve Uranium Corp in the event of loss or damage. Uranium Corp may be financially and legally responsible for losses and/or damages not covered by indemnity provisions or insurance. Such responsibility could have a material adverse effect on the financial condition of Uranium Corp.

All uranium is stored at licensed Facilities. As the number of duly licensed Facilities is limited, there can be no assurance that new arrangements that are commercially beneficial to Uranium Corp will be readily available. Failure to negotiate commercially reasonable storage terms with the Facilities may have a material adverse effect on the financial condition of Uranium Corp.

Lack of Operational Liquidity

The expenses of Uranium Corp are funded from cash on hand that is not otherwise invested in uranium and revenue from the lending of uranium. Once such cash available has been expended, Uranium Corp may either generate cash from the lending or sale of uranium, or the sale of additional equity securities, which includes the exercise of outstanding warrants. There is no guarantee that Uranium Corp will be able to sell additional equity or equity related securities on terms acceptable to Uranium Corp in the future, that the outstanding warrants will be

exercised, that Uranium Corp will be able to sell uranium in a timely or profitable manner or that Uranium Corp will be able to generate revenue through lending arrangements.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity, as well as the possibility of developing other low cost sources for energy, may result in lower demand for uranium.

Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact on the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators, which could have a material adverse effect on Uranium Corp.

Lack of Investment Liquidity

Uranium Corp is not a mutual fund, and an investment in its common shares and warrants is not redeemable. Uranium Corp's liquidity will rely principally on sales or lending by Uranium Corp of uranium. Accordingly, Uranium Corp may not have the resources to declare any dividends or make other cash distributions unless and until a determination is made to sell a portion of its uranium holdings.

Since inception, the Corporation has not declared any dividends and the Corporation has no current intention to declare any dividends.

Net Asset Value

The net asset value reported by Uranium Corp is based on the spot price of uranium published by UxCo. Accordingly, the net asset value may not necessarily reflect the actual realizable value of uranium held by Uranium Corp.

The NAV is calculated by deducting the Corporation's liabilities from its assets as at the relevant period end and dividing the result by the number of common shares outstanding. These liabilities include liabilities for future income taxes. Unlike most investment funds, the Corporation does not qualify as a mutual fund trust, and, accordingly, follows general income tax provisions of the Canadian Income Tax Act.

The exercise of the outstanding warrants will have a dilutive effect on the NAV in the event that the NAV exceeds the exercise price of these warrants. As at February 29, 2008, the September 2006 equity unit warrants (the "2006 Warrants") were not dilutive to the NAV of the Corporation. The 2006 Warrants expire on September 14, 2008 and have an exercise price of $12.00.

Market Price of Common Shares

It appears that the market price of the common shares is related to the NAV. Uranium Corp cannot predict whether the common shares will, in the future, trade above, at or below the NAV.

The market price of the common shares and any outstanding warrants may also be affected by the management expense ratio, which is calculated for each reporting period as the total

investment operation expenses (including income tax provisions) for the period over the average net asset value of the Corporation.

Reliance on Board of Directors and Manager

Uranium Corp is a self-governing corporation that is governed by the Board of Directors appointed and elected by the holders of common shares. Uranium Corp will, therefore, be dependent on the services of its Board for investment decisions and the Manager for management services.

Resignation by Manager

The Manager may terminate the Management Services Agreement after the initial term in accordance with the terms thereof. Uranium Corp may not be able to readily secure similar services to, or at management fees comparable to those under the Management Services Agreement, and its operations may therefore be adversely affected.

Conflict of Interest

Directors and officers of Uranium Corp may provide investment, administrative and other services to other entities and parties. The directors and officers of Uranium Corp have devoted, and have undertaken to devote, such reasonable time as is required to properly fulfill their responsibilities in respect to the business and affairs of Uranium Corp as they arise from time to time.

Uranium Lending

The Corporation has and may enter again into uranium lending arrangements. It has, and will in the future, ensure that adequate security is provided for any loaned uranium. However, there is a risk that the borrower may not be able to return the uranium and may, in lieu, repay the equivalent value of borrowed uranium in cash. In such circumstances, given the limited supply of U_3O_8 and UF_6, the Corporation may not be able to replace the uranium loaned from its portfolio.

Regulatory Change

Uranium Corp may be affected by changes in regulatory requirements, customs, duties or other taxes. Such changes could, depending on their nature, benefit or adversely affect Uranium Corp.

RESULTS OF OPERATIONS

Uranium Corp's basic NAV decreased from $11.95 per share at February 28, 2007 to $8.96 at February 29, 2008 representing a basic NAV loss of 25.0%. Over the comparable time period, Uranium Corp's benchmark, the S&P/TSX Composite Index, increased by 4.1%.

Uranium Corp's net assets at February 29, 2008 were $582,545,000 representing a 0.5% increase from the net assets of $579,364,000 at February 28, 2007. Of the net asset value increase of $3,181,000 over the period, $177,926,000 was attributable to the after-tax net proceeds of additional equity issues and warrant exercises, offset by a $174,745,000 decrease in investment operation performance.

Equity Financing

In April 2007, Uranium Corp issued 6,500,000 shares at $14.60 per share for gross proceeds of $94,900,000.

In October 2007, Uranium Corp issued 5,134,750 shares at $11.20 per share for gross proceeds of $57,509,000.

As at February 29, 2008, Uranium Corp had 64,991,841 common shares and 2,828,799 warrants issued and outstanding. The outstanding warrants were issued in September 2006 and are exercisable into common shares at $12.00 per warrant.

Since inception, Uranium Corp has raised gross proceeds of $468,660,000 through common share and equity unit financings and $31,136,000 from the exercise of warrants. Uranium Corp invested $450,946,000 or 90.2% of these amounts into its portfolio of uranium investments.

Investment Portfolio

During the year, Uranium Corp increased its U_3O_8 holdings by 275,000 pounds, raising its total holdings to 4,475,000 pounds at February 29, 2008. The total average cost of this investment was $194,180,000 or $43.39 per pound. The fair value of this investment at February 29, 2008 was $320,076,000 or $71.53 [(1)] per pound, representing an increase of 64.8%. On a U.S dollar basis, the fair value of this investment has increased by 95.4%.

During the year, Uranium Corp increased its UF_6 holdings by 467,230 KgU, raising its total holdings to 1,417,230 KgU at February 29, 2008. The total average cost of this investment was $256,766,000 or $181.18 per KgU. The fair value of this investment at February 29, 2008 was $277,720,000 or $195.96 [(1)] per KgU, representing an increase of 8.2%. On a U.S dollar basis, the fair value of this investment has increased by 20.0%.

The Company entered into a lending arrangement effective January 1, 2007 to loan 500,000 KgU as UF_6 to a producer for a period of three years. This arrangement will generate loan fee revenues and reduce storage costs and is collateralized by an irrevocable letter of credit.

(1) Reflects spot prices published by Ux Consulting Company, LLC on February 25, 2008 of US$73.00 per pound for U_3O_8 and US$200.00 per KgU for UF_6 translated at a foreign exchange rate of 0.9798.

Investment Performance

Investment operation results of a $174,745,000 loss for the year ended February 29, 2008 have been largely driven by unrealized losses on uranium investments of $228,594,000 net of tax recovery movements of $55,738,000.

Unrealized losses on investments are reflective of the spot price volatility experienced in the year with U_3O_8 prices starting the year at US$85.00 per pound, rising to a high of US$136.00 in June 2007 before dropping to close the financial year at US$73.00, as reported by Ux Consulting Company, LLC ("UxCo"). Similarly, UF_6 spot prices experienced the same volatility climbing from US$233.00 at the start of the year to its peak of US$360.00 in June 2007 prior to closing the year at US$200.00. Prices have dropped subsequent to this reporting date (refer to "RECENT DEVELOPMENTS" section below).

Uranium Corp does not qualify as a mutual fund trust under the provisions of the Canadian Income Tax Act and therefore it is subject to income tax on its taxable income, computed in accordance with the ordinary rules and at rates ordinarily applicable to public corporations. Currently, Uranium Corp accrues future income taxes payable based on the unrealized gains on investments. Tax recovery movements reflect an effective tax rate of approximately 24 percent for the year compared to provision movements of approximately 25 percent in the prior year. Uranium investments made through its wholly owned subsidiary, UPCL, and substantively enacted corporate tax rate reductions in Canada caused the decline in Uranium Corp's effective future tax rate. The resulting revaluation of Uranium Corp's future tax assets and liabilities using

the substantively enacted lower tax rates of between 3% and 29% have resulted in a favourable impact on the in period effective tax rate.

RECENT DEVELOPMENTS

In February 2008, the Manager agreed to purchase, for and on behalf of Uranium Corp, 900,000 pounds of U_3O_8 for a total price of US$64,900,000 (excluding commissions). 200,000 pounds of this purchase was delivered in March 2008 with the remainder anticipated to be delivered on or before May 31, 2008.

In March 2008, the Manager agreed to purchase, for and on behalf of Uranium Corp, 75,000 KgU as UF_6 for a total price of US$14,625,000 (excluding commissions) with delivery in June 2008.

On March 19, 2008, Uranium Corp closed an aggregate offering of 7,331,250 common shares at $10.20 per share for total gross proceeds of $74,779,000. The proceeds from the offering together with existing cash on hand was and will be used to fund the above noted purchase commitments.

As reported by UxCo as at April 21, 2008, the spot price of U_3O_8 has declined to US$65.00 per pound from US$73.00 per pound on February 25, 2008 a decrease of 11.0%.

RELATED PARTY TRANSACTIONS

Uranium Corp is a party to a Management Services Agreement with its Manager. Under the terms of the agreement, Uranium Corp will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Corp's net asset value between $100,000,000 and $200,000,000 and 0.2% per annum based upon Uranium Corp's net asset value in excess of $200,000,000; c) a fee of $200,000 upon the completion of each equity financing where proceeds payable to Uranium Corp exceed $20,000,000; d) a fee of $200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds $20,000,000 ("an initiative"); and e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going maintenance or work associated with an initiative.

In accordance with the Management Services Agreement, all uranium investments owned by Uranium Corp are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of Uranium Corp.

Uranium Corp entered into two credit agreements with the Manager. A $25,000,000 revolving credit facility entered into in March 2006 ("March 2006 credit facility") and a $15,000,000 revolving credit facility entered into in September 2006 ("September 2006 credit facility"). The March 2006 credit facility charged interest of Canadian bank prime plus 2% with standby fees of 1% of the committed facility amount. The September 2006 credit facility charged interest of Canadian bank prime plus 1% with standby fees of 1% of the committed facility amount. Both credit agreements have since been terminated with $10,000,000 drawn and repaid under the March 2006 credit facility and $11,600,000 drawn and repaid under the September 2006 credit facility.

In June 2007, Uranium Corp purchased 75,000 pounds of U_3O_8 from the Manager at a price of US$130.00 per pound for total consideration of $10,368,000 (US$9,750,000).

The following transactions were incurred with the Manager during the years ended February 29, 2008 and February 28, 2007:

(in thousands of Canadian dollars)	February 2008	February 2007
Fees incurred with the Manager:		
Management fees	$ 1,901	$ 997
Facility arrangement fees	–	400
Equity financing fees [(1)]	400	400
Transaction fees – uranium purchase commissions	2,246	2,456
Shareholder Information and other compliance	6	30
General office and miscellaneous	4	12
Interest and other debt related expenses		
Interest on loan payable	91	313
Standby fees on line of credit	4	63
Total fees incurred with the Manager	$ 4,652	$ 4,671

(1) Equity financing fees incurred with the Manager have been recorded as share issue costs and are included in the value reported for common shares.

As at February 29, 2008, accounts payable and accrued liabilities included $162,000 due to the Manager with respect to the fees indicated above.

PAST PERFORMANCE

The following tables show the past performance for the NAV attributable to common shares ("net asset value return") and the past performance of the share price ("market value return") of Uranium Corp and will not necessarily indicate how Uranium Corp will perform in the future. Net asset return is the best representation of the performance of Uranium Corp while market value return is the best representation of the return to a shareholder of the Uranium Corp.

Year by Year Returns

The table below shows the annual performance in net asset value return and market value return of Uranium Corp for each period indicated. The table shows, in percentage terms, how much an investment held on the first day of each financial period would have increased or decreased by the last day of each financial year.

	February 2008 [(1)]	February 2007 [(1)]	February 2006 [(2)]
Net asset value return (loss) – basic	(25.0%)	110.0%	18.3%
Net asset value return (loss) – diluted	(21.6%)	100.9%	18.3%
Market value return (loss)	(18.4%)	94.1%	40.2%

(1) For the twelve months ended.

(2) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

Annual Compounded Returns

The table below shows the annual compounded return in net asset value return and market value return of Uranium Corp from inception through to the end of the indicated period, compared with the TSX Composite Index calculated on the same compounded basis.

	February 2008 [(1)]	February 2007 [(1)]	February 2006 [(1)]
Net asset value return – basic	86.3%	148.4%	18.3%
Net asset value return – diluted	86.3%	137.6%	18.3%
Market value return	122.1%	172.1%	40.2%
S&P / TSX Composite Index [(2)]	43.1%	37.4%	23.1%

(1) Period from completion of initial public offering on May 10, 2005 through to February month-end of indicated year.

(2) The S&P / TSX Composite Index is a market capitalization-weighted index that provides a broad measure of performance of the Canadian equity market.

SUMMARY OF INVESTMENT PORTFOLIO

Uranium Corp's investment portfolio consists of the following as at February 29, 2008:

(in thousands of Canadian dollars, except quantity amounts)	Quantity of Measure	Cost [(3)]	Market Value [(1)]
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	4,475,000 lbs	$ 194,180	$ 320,076
Uranium hexafluoride ("UF_6") [(2)]	1,417,230 KgU	$ 256,766	$ 277,720
		$ 450,946	$ 597,796
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 43.39	$ 71.53
- In United States dollars		$ 37.35	$ 73.00
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 181.18	$ 195.96
- In United States dollars		$ 166.73	$ 200.00

(1) The market values have been translated to Canadian dollars using the February 29, 2008 noon foreign exchange rate of 0.9798.

(2) Of the UF_6 holding described above, 500,000 KgU has been lent to a third party.

(3) The average cost of the portfolio has been adjusted to exclude transaction costs incurred since Uranium Corp's inception in March 2005.

FINANCIAL HIGHLIGHTS

The following tables show selected key financial information about Uranium Corp and is intended to help you understand Uranium Corp's financial performance for the last five reporting periods (if applicable). This information is derived from the corporation's audited annual financial statements.

Net Asset Value per Share

	February 2008 (1)	February 2007 (1)	February 2006 (2)
Net Asset Value per Share – Basic:			
Net asset value, beginning of period (3)	$ 11.95	$ 5.69	$ 4.81
Increase (decrease) from operations (3):			
Total revenue	$ 0.13	$ 0.03	$ 0.03
Total expenses before taxes (4)	$ (0.16)	$ (0.15)	$ (0.22)
Income tax recovery (provision)	$ 0.93	$ (2.06)	$ (0.38)
Realized gains (losses) for the period	$ –	$ –	$ –
Unrealized gains (losses) for the period (4)	$ (3.81)	$ 8.45	$ 1.30
Total increase (decrease) from operations	$ (2.91)	$ 6.27	$ 0.73
Net asset value, end of period (3)	$ 8.96	$ 11.95	$ 5.69
Net asset value per share – diluted:			
Net asset value, beginning of period (3)	$ 11.43	$ 5.69	$ 4.81
Increase (decrease) from operations (3):			
Total revenue	$ 0.13	$ 0.03	$ 0.03
Total expenses before taxes (4)	$ (0.16)	$ (0.14)	$ (0.22)
Income tax recovery (provision)	$ 0.93	$ (1.97)	$ (0.38)
Realized gains (losses) for the period	$ –	$ –	$ –
Unrealized gains (losses) for the period (4)	$ (3.81)	$ 8.08	$ 1.30
Total increase (decrease) from operations	$ (2.91)	$ 6.00	$ 0.73
Net asset value, end of period (3)	$ 8.96	$ 11.43	$ 5.69

(1) For the twelve months ended.

(2) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

(3) Net asset values are based upon the actual number of common shares outstanding at the relevant time. The increase/decrease from operations is based on the weighted average number of common shares outstanding over the financial period.

(4) The cost bases of the investments have been adjusted to exclude transaction costs since the Company's inception in March 2005.

Ratios and Supplemental Data

	February 2008 [1]	February 2007 [1]	February 2006 [2]
Total net asset value, end of the period (000's)	$582,545	$579,364	$175,010
Average net asset value for the period (000's)	$708,476	$336,589	$116,015
Number of common shares outstanding (000's)	64,992	48,474	30,751
Management expense ratio [3]			
Total expenses before taxes [4]	1.33%	1.84%	4.20%
Income tax provision (recovery)	(7.87%)	25.05%	7.26%
Portfolio turnover rate	–	–	–
Trading expense ratio [5]	0.32%	0.73%	1.75%
Closing market price per common share on the TSX	$ 11.55	$ 14.15	$ 7.29

(1) For the twelve months ended.

(2) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

(3) The management expense ratio for total expenses represents total investment operation expenses for the period over the average net asset value of the fund for the period.

(4) The cost bases of the investments have been adjusted to exclude transaction costs since the Company's inception in March 2005.

(5) Represents total commission expenses for the period over the average net asset value of the fund for the period. Warehousing and custodian costs have been included in the expense amount for the management expense ratio calculation.

Uranium Participation Corporation

INDEPENDENT REVIEW COMMITTEE
2008 ANNUAL REPORT TO SHAREHOLDERS

Uranium Participation Corporation (the "Corporation") was established in 2005 with a primary investment objective of achieving appreciation in the value of its uranium holdings. The Board of Directors, which is responsible for the affairs of the Corporation, has appointed Denison Mines Inc. (the "Manager") to manage the Corporation's activities in accordance with reasonable and prudent business practices. The responsibilities of the Board of Directors include regular review of potential conflict of interest matters between the Manager and the Corporation.

In accordance with National Instrument 81-107 Independent Review Committee for Investment Funds ("NI 81-107"), Uranium Participation Corporation (the "Corporation") has established an independent review committee (the "IRC") to which certain conflict of interest matters are referred for review.

The mandate of the IRC is to oversee and provide its recommendations, and in certain instances, its approval, with respect to conflicts of interest matters in accordance with NI 81-107. The IRC has adopted a written charter, which it will review annually, that includes its mandate, responsibilities and functions.

Reporting Period

The IRC was established by the Manager on April 26, 2007 and became operative on November 1, 2007. Unless stated otherwise, the information disclosed in this report covers the period beginning November 1, 2007 and ending February 29, 2008, the financial year-end of the Corporation (the "Period").

Members of the IRC

Name	Residence	First Appointed
Paul J. Bennett	Calgary, Alberta	April 26, 2007
Garth A.C. MacRae	Toronto, Ontario	April 26, 2007
Richard H. McCoy[(1)(2)]	Toronto, Ontario	April 26, 2007

(1) Mr. McCoy also sits on the Independent Review Committees of Aberdeen Asia Pacific Income Investment Company Limited, Aberdeen G7 Trust and Aberdeen Scots Trust.

(2) Mr. McCoy is the Chair of the IRC.

Each member of the IRC is also a member of the Corporation's Board of Directors. Each is considered independent of the Corporation, the Manager and other companies related to the Manager. There were no changes in the composition of the IRC during the Period and there are no relationships that would cause a reasonable person to question a member's independence.

Holdings of Securities

Corporation
As at February 29, 2008, the percentage of common shares of the Corporation beneficially owned, directly or indirectly, in aggregate, by all members of the IRC did not exceed ten (10) percent.

Manager
As at February 29, 2008, the percentage of common shares of Denison Mines Corp., parent company of the Manager, beneficially owned, directly or indirectly, in aggregate, by all members of the IRC was less than one (1) percent.

Service Providers
As at February 29, 2008, no member of the IRC beneficially owned, directly or indirectly, any interest in a third party service provider to the Corporation or the Manager.

Compensation and Indemnities

The aggregate compensation paid by the Corporation to the IRC during the Period was $3,000.

The initial compensation of the IRC was set by the Manager. The compensation of the IRC will be reviewed at least once annually and shall give consideration to the following factors:

(a) the nature and complexity of the Corporation;
(b) the nature and extent of the workload of each member of the IRC, including the commitment of time and energy that is expected from each member;
(c) industry best practices, including industry averages and surveys on IRC compensation; and
(d) the best interests of the Corporation.

No indemnities were paid to the IRC by the Corporation during the Period.

Conflict of Interest Matters

NI 81-107 requires the IRC to review all conflict of interest matters identified and referred to the IRC by the Manager. It is the practice of the Manager to present the IRC with all matters of significance proposed by the Manager including but not limited to all proposed purchases, sales and loans of uranium. As of the date of this Annual Report, three proposed purchases of uranium were presented to the IRC.

To date, the IRC has given a positive recommendation in all three potential conflict of interest matters referred to it by the Manager.

Copies of this 2008 Annual Report to Shareholders are available at www.sedar.com and on the Corporation's website at www.uraniumparticipation.com. In the alternative, you may request a copy, at no charge, by contacting the Manager at 416-979-1991, extension 366.

URANIUM PARTICIPATION CORPORATION

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED FEBRUARY 29, 2008

MAY 6, 2008

TABLE OF CONTENTS

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This Annual Information Form ("AIF") contains certain forward-looking statements and forward-looking information that are based on the current internal expectations, estimates, projections, assumptions and beliefs of Uranium Participation Corporation ("Uranium Participation Corp." or the "Corporation"). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward-looking statements involve numerous factors, assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Participation Corp., may cause actual results to differ materially from the expectations expressed in the forward-looking statement. These factors include, but are not limited to, changes in commodity prices and foreign exchange. See "Risk Factors" for a further description of the principal risks to Uranium Participation Corp.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward-looking statements. Except where required under applicable securities legislation, Uranium Participation Corp. does not undertake to update any forward-looking information statement.

In this AIF, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, references to $ are to Canadian dollars and references to US$ are to United States currency.

This AIF is dated May 6, 2008. Except as otherwise indicated, the information contained in this AIF is stated as at February 29, 2008.

HISTORY AND SUBSIDIARIES

Uranium Participation Corp. was incorporated by Articles of Incorporation pursuant to the *Business Corporations Act* (Ontario) (the "OBCA") on March 15, 2005 and became a publicly listed company on the Toronto Stock Exchange on May 10, 2005. The registered and head office of Uranium Participation Corp. is located at Atrium on Bay, Suite 402, 595 Bay Street, Toronto, Ontario, M5G 2C2. Uranium Participation Corp. has no employees. Denison Mines Inc. (the "Manager") provides four officers to the Corporation, being the President, Chief Financial Officer, the Vice-President Marketing and the Corporate Secretary, pursuant to the terms of a Management Services Agreement dated March 30, 2005, as amended (the "Management Services Agreement").

Uranium Participation Corp. is an investment holding entity which invests, through its wholly-owned subsidiaries, at least 85% of the proceeds of any equity offering in uranium with the primary investment objective of achieving appreciation in the value of its uranium holdings. Unless the context requires otherwise, references to "uranium" means uranium oxide in concentrates ("U_3O_8") and uranium hexafluoride ("UF_6").

Uranium Participation Alberta Corp. ("UPAC") is a wholly-owned subsidiary of Uranium Participation Corp. It was incorporated under the *Business Corporations Act* (Alberta) on May 4, 2005. UPAC directly invests in, and holds, uranium.

Uranium Participation Cyprus Limited ("UPCL") is a wholly-owned subsidiary of Uranium Participation Corp. It was incorporated under the laws of the Republic of Cyprus on September 10, 2006. In August 2007, UPCL obtained a business licence and established a branch office in Luxembourg ("UPCL Luxembourg

Branch") through which the operations of UPCL are conducted. UPCL directly invests in, and holds, uranium. UPAC and UPCL are collectively referred to as the "Subsidiaries".

The Corporation carries on its operations through its Subsidiaries. Unless otherwise indicated or where the context otherwise requires, references to Uranium Participation Corp. or the Corporation include the Subsidiaries.

Uranium Participation Corp. is a taxable Canadian corporation and is not a mutual fund corporation for purposes of the *Income Tax Act* (Canada) (the "Tax Act"). The Corporation is subject to income tax on its taxable income, computed in accordance with the ordinary rules and at the rates ordinarily applicable to public corporations under the Tax Act. Currently the Corporation recognizes unrealized gains or losses on its investments in uranium and accrues future income taxes payable based on the unrealized gains. Realized gains or losses on the sale of uranium will be recognized for income tax purposes at the time realized and will be taxed as income or capital gains, as applicable.

GENERAL DEVELOPMENT OF THE BUSINESS

History

Uranium Participation Corp. was established in March 2005 as an investment holding company, created to invest substantially all of its assets in U3O8. On March 30, 2005, Uranium Participation Corp. entered into the Management Services Agreement with the Manager. See "Business of Uranium Participation Corp. - Management of Uranium Participation Corp." In May 2005, Uranium Participation Corp. completed an initial public offering of units, consisting of common shares of the Corporation and common share purchase warrants (the "2005 Warrants").

Since incorporation to the end of the fiscal year, the Corporation has completed six public offerings with aggregate gross proceeds of $468.7 million. In the September 2006 offering, each unit offered consisted of one common share and one-quarter of a warrant to purchase common shares (the "2006 Warrants"). The net proceeds from the offerings were used to fund the purchase of uranium, to fund future purchases of uranium and for general corporate purposes.

In February 2006, the Board of Directors of Uranium Participation Corp. (the "Board") approved changes to the Corporation's by-laws to allow the Corporation to invest in UF_6, in addition to U_3O_8, and to allow the Corporation to enter into arrangements to lend its uranium to third parties. The Board also approved changes to the compensation provisions of the Management Services Agreement. These changes were subsequently confirmed by at least two thirds of the votes cast at a special meeting of the Corporation's shareholders held for that purpose on March 27, 2006. See "Business of Uranium Participation Corp. - Management of Uranium Participation Corp., Management and Management Services Agreement".

The Corporation entered into an agreement effective January 1, 2007 to lend 500,000 KgU as UF_6 for a period of three years at a loan rate of 5% per annum based upon the value of the material loaned adjusted quarterly. Security for the loan is an irrevocable letter of credit from a major financial institution.

In March 2008, the Corporation completed an additional public offering of 7,331,250 common shares. The gross proceeds of this offering were $74.8 million. The net proceeds are being used to fund commitments to purchase uranium and to fund ongoing obligations of the Corporation.

Spot prices for U_3O_8 as quoted by Ux Consulting Company LLC ("UxCo") steadily increased through 2005, 2006 and 2007, reaching US$36.25 by December 31, 2005, US$72.00 by December 31, 2006 and US$90.00 on December 31, 2007. On February 29, 2008, the spot price was US$73.00. Notwithstanding the overall increase, the spot price experienced considerable volatility during the course of 2007, ranging from US$72.00 to US$136.00.

As of February 29, 2008, the Corporation has purchased or taken delivery of 4,475,000 pounds of U_3O_8 and 1,417,230 KgU as UF_6. Subsequent to February 29, 2008, the Corporation had additional commitments to purchase 900,000 pounds of U_3O_8 for delivery on or before May 31, 2008 and 75,000 KgU as UF_6 for delivery in June 2008.

The net asset value per common share ("NAV") at February 29, 2008 was $8.96 based on the spot price for U_3O_8 of US$73.00 per pound, the spot price for UF_6 of US$200.00 per KgU and the Canadian/U.S. dollar exchange rate of $0.9798. For information regarding the calculation of the NAV, see "Business of Uranium Participation Corp. – Calculation of NAV".

BUSINESS OF URANIUM PARTICIPATION CORP.

Investment Objective and Strategy

Uranium Participation Corp. is an investment holding entity created to invest, through its wholly-owned subsidiaries, at least 85% of the gross proceeds of any equity offerings in uranium, with the primary investment objective of achieving appreciation in the value of its holdings. While it is not the current intention of Uranium Participation Corp. to do so in the short term, it may subsequently sell some or all of its holdings in uranium. An investment in the common shares provides an investment alternative for investors interested in investing directly in uranium. The common shares represent an indirect interest in physical uranium owned by Uranium Participation Corp.

The strategy of Uranium Participation Corp. is to invest in holdings of uranium and not to actively speculate with regard to short-term changes in uranium prices. This strategy will provide investors with an ability to effectively invest in uranium in a manner that does not directly include risks associated with investments in companies that engage in the exploration, mining and processing of uranium.

All uranium owned by Uranium Participation Corp. is stored at licensed uranium conversion or enrichment facilities (each one, a "Facility" or collectively, the "Facilities") in Canada, France and the United States. The Manager, on behalf of Uranium Participation Corp., negotiates storage arrangements with the Facilities. See "Business of Uranium Participation Corp. - Management of Uranium Participation Corp." In order for the Manager to remove or request the removal of the uranium held in storage on behalf of Uranium Participation Corp., a certified resolution of the Board of Directors must be delivered to the Manager authorizing such transfer.

As the primary investment objective of Uranium Participation Corp. is appreciation in the value of its uranium holdings, rather than selling any part thereof, the expenses of Uranium Participation Corp. are required to be satisfied by cash on hand that is not otherwise invested. Revenue, that is expected to exceed annual expenses, is also generated through the lending of uranium. Annual expenses, including capital taxes, are estimated to be approximately $3.8 million dollars.

Investment Policies

In furtherance of the strategy of Uranium Participation Corp., the Board of Directors has established an investment policy, which is included in the by-laws of Uranium Participation Corp. The policy provides that at least 85% of the gross proceeds of any offering of securities by the Corporation must be invested in, or held for future purchases of, uranium, and the policy may only be amended by the Corporation's shareholders. Furthermore, the policy provides that Uranium Participation Corp. may not enter into any borrowing arrangements to borrow monies except in strictly limited circumstances to facilitate uranium purchase payments. Under such circumstances, Uranium Participation Corp. may enter into arrangements to borrow monies for which all outstanding amounts do not exceed 15% of Uranium Participation Corp.'s total net assets.

Operations

Uranium Participation Corp. completed its initial public offering (the "IPO") in May 2005, which raised gross proceeds of $100.0 million. Approximately 89% of the gross proceeds from the IPO were invested in U_3O_8.

Prior to the delivery of U_3O_8, the Manager entered into storage agreements with three Facilities, namely Cameco Corporation, Comurhex and ConverDyn, in Canada, France and the United States, respectively. All U_3O_8 purchased was book transferred and stored at these Facilities pursuant to such storage agreements. Subsequently and prior to the purchase of UF_6, the Manager entered into storage agreements with Eurodif and USEC in France and the United States respectively for the storage of UF_6. All UF_6 purchased was book transferred and stored at these Facilities pursuant to storage agreements.

Subsequent to the IPO and prior to February 29, 2008, the Corporation raised gross proceeds of $368.7 million in five equity financings and received $31.1 million from the exercise of warrants issued under two of the offerings. As at February 29, 2008, the Corporation holds 4,475,000 pounds of U_3O_8 and 1,417,230 KgU as UF_6 at a total cost of $450.9 million representing 90.2% of the gross proceeds of the equity financings and the warrant exercise proceeds.

In March 2008, Uranium Participation Corp. completed another equity financing which raised gross proceeds of $74.8 million. The proceeds are being used to purchase uranium. As of the date of this AIF, the Corporation has purchased or has commitments to purchase 900,000 pounds of U_3O_8 for delivery on or before May 31, 2008 and 75,000 KgU as UF_6 for delivery in June 2008.

All purchases of uranium are made in U.S. dollars and the storage costs from the Facilities are paid in either U.S. dollars or Euros. The spot price for uranium quoted by UxCo is also quoted in U.S. dollars. As a consequence, the activities and the financial results of Uranium Participation Corp. are directly affected by changes in the relative exchange rates with the Canadian dollar. Spot prices for U_3O_8 have increased from US$29.00 per pound at the time of completion of the IPO to US$63.00 as of the date of this AIF. During the same period, the U.S. dollar exchange rate fell from 1.2372 to 1.0164, partly offsetting the increased value of the U_3O_8 when converted to Canadian dollars.

Calculation of NAV and Value of Securities

At the end of each month, the Manager is obligated under the Management Services Agreement to calculate and disclose the NAV. The NAV is determined by multiplying the quantity of uranium held by or on behalf of the Corporation by the last spot price for uranium for the month published by UxCo, plus cash and any other assets held by the Corporation, less any outstanding payables, indebtedness and all other liabilities of the Corporation and dividing the result by the number of common shares outstanding. Any amounts in U.S. dollars are converted into Canadian dollars based on the noon rate of exchange as published by the Bank of Canada as at the last business day prior to the NAV calculation.

Uranium Participation Corp. is not a mutual fund and an investment in common shares is not redeemable. Morever, the NAV may not necessarily reflect the actual realizable value of uranium held by Uranium Participation Corp. See "Risk Factors - Lack of Investment Liquidity" and "Risk Factors - Net Asset Value".

Management of Uranium Participation Corp.

Management and Management Services Agreement

In March 2005, the Manager entered into the Management Services Agreement with the Corporation, which was subsequently amended as of March 27, 2006. By way of a plan of arrangement completed between the Manager and International Uranium Corporation on December 1, 2006 (the "Denison Arrangement"), the Manager became a wholly-owned subsidiary of Denison Mines Corp. ("DMC").

The Management Services Agreement has an initial term of five years (the "Initial Term"), commencing March 30, 2005, and will continue thereafter unless terminated by either party upon 180 days previous written notice. Uranium Participation Corp. has the right to terminate the Management Services Agreement for an unremedied breach by the Manager of any of its material obligations under the Management Services Agreement or otherwise in accordance with its terms. On February 14, 2006 and subject to shareholder approval, the Board approved changes to the Management Services Agreement to amend its provisions relating to compensation and align it with changes to the Corporation's Investment Policy of the Corporation's by-laws which allowed the Corporation to invest in UF_6 and to permit the Corporation to enter into lending arrangements with its uranium. These amendments were subsequently approved by the Corporation's shareholders on March 27, 2006.

Pursuant to the Management Services Agreement, the Manager is required to manage Uranium Participation Corp.'s activities in accordance with reasonable and prudent business practices and may delegate, with the approval of the Board and at its own cost, any of its duties or obligations under the Management Services Agreement to any third party. All purchases and sales of uranium are made by the Manager on behalf of Uranium Participation Corp. in accordance with the Management Services Agreement and title of uranium purchases remains with the Corporation. The Manager is obligated to use commercially reasonable efforts to purchase and sell the uranium at the best prices available to it over a prudent period of time.

All purchases and sales of uranium are and will continue to be completed by the Manager in accordance with standard industry practices for and on behalf of Uranium Participation Corp. When the Board instructs the Manager to purchase or sell uranium, the Manager may put out a tender for an offer to purchase uranium or an offer to sell uranium, whichever the case may be. Consistent with industry practice, such tender will stipulate the quantity to be purchased or sold, delivery particulars and payment particulars, but not price. Typical purchasers or sellers of uranium include producers of uranium, traders and utilities that operate nuclear power facilities. The Manager may also negotiate directly with potential suppliers (off-market transactions) for the purchase or sale of uranium. There is no public market through which these purchases and sales may occur and accordingly all such purchase and sale transactions are private. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sell cycle pursuant to a tender or an off-market transaction may take several months to complete. Since all purchases are confidential, neither the Manager nor Uranium Participation Corp. will be able to publicly disclose any vendor from whom Uranium Participation Corp. would potentially purchase uranium or any seller to whom Uranium Participation Corp. may sell uranium.

In the event that the Manager determines that it would be beneficial to purchase or sell U_3O_8 or UF_6 from, or to the production or inventories of the Manager, of one of its affiliates, of McClean Uranium Limited, or of any other related party (as such term is defined in Multilateral Instrument 61-101, formerly Ontario Securities Commission Rule 61-501, as amended, a "Related Party") of the Manager ("Related Purchases"), then such purchases or sales will require the unanimous approval of the independent directors of Uranium Participation Corp. for all amounts over $1,000,000 in the aggregate. Such transactions will also require the unanimous approval of the Independent Review Committee (the "IRC"). To date, the only such purchase occurred in June 2007 when the Corporation purchased 75,000 pounds of U_3O_8 from an affiliate of the Manager at a price US$130.00 per pound for total consideration of US$9,750,000.

The Manager does not have any ownership interest in Uranium Participation Corp., and the two companies do not have any directors in common.

Any lending arrangements for uranium will be completed by the Manager in accordance with standard industry practices for and on behalf of Uranium Participation Corp. When the Board instructs the Manager to lend uranium, any such loan will stipulate the quantity, interest rate, duration, security, covenants and such other provisions as may be appropriate.

In addition to its responsibilities for purchasing or selling uranium for and on behalf of the Corporation, the Manager is required to arrange for storage of the uranium at the Facilities, arrange insurance coverage, prepare regulatory filing materials, reports for shareholders, furnish office facilities, provide officers for Uranium Participation Corp. and generally manage the business and affairs of the Corporation.

In consideration of the Manager carrying out its duties and obligations under the terms of the Management Services Agreement, the Corporation will pay the following fees to the Manager:

(a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board; and

(b) $400,000 per annum, plus:

  (i) a fee equal to 0.3% per annum of Uranium Participation Corp.'s total assets in excess of $100 million and up to $200 million; and

  (ii) a fee equal to 0.2% per annum of Uranium Participation Corp.'s assets for any excess over $200 million of total assets;

(c) a fee of $200,000 upon the completion of each equity financing where the proceeds payable to Uranium Participation Corp. exceed $20 million;

(d) a fee of $200,000 for each transaction or arrangement (other than the acquisition or sale of uranium) of business where the gross value of such transaction exceeds $20 million (an "Initiative"); and

(e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going monitoring or work associated with an Initiative, provided that in exercising its discretion the Board shall consider, among factors, the effort expended by the Manager and the value derived by the Corporation from such Initiative.

Uranium Participation Corp. paid an aggregate of $2.5 million and $2.2 million to the Manager for commissions on purchases of uranium, and $2.2 million and $2.5 million in other fees for the fiscal years ended February 28, 2007 and February 29, 2008, respectively. Included in fees paid to the Manager in fiscal years 2007 and 2008 is $0.4 million and $0.1 million respectively in connection with the provision of credit facilities that have subsequently been terminated. See "Interests of Management and Others in Material Transactions".

Under the terms of the Management Services Agreement, any directors, officers or employees of the Manager who are also officers of Uranium Participation Corp. are paid by the Manager and do not receive any remuneration from Uranium Participation Corp. for their work on behalf of the Company.

Governance of the Corporation: Standing Committees of the Corporation

Independent Review Committee

The Corporation has established an Independent Review Committee from its qualified independent members of the Board of Directors. The IRC has adopted a charter that provides that the IRC must provide a recommendation or approval of transactions in which there is a conflict of interest between the Corporation and the Manager, as contemplated by National Instrument 81-107, Independent Review Committee for Investments Funds of the Canadian Securities Administrators ("NI 81-107"). Policies and procedures to be followed by the Manager and the IRC in conflict of interest matters are outlined in the IRC's charter. Conflict of interest matters are also reviewed by the Corporation's Board of Directors pursuant to the Management Services Agreement.

Market Overview

Uranium Uses

The only significant commercial use for U_3O_8 is as a fuel for nuclear power plants for the generation of electricity. Through the process of nuclear fission, the uranium isotope U-235 can undergo a nuclear reaction whereby its nucleus is split into smaller particles. Nuclear fission releases significant amounts of energy, and is the basis of power generation in the nuclear industry.

The first practical use of nuclear power occurred in 1951, when an experimental nuclear reactor at a United States ("U.S.") research centre in Idaho Falls lit four ordinary light bulbs. In the late 1950s, the first full-scale nuclear power plants went into service in the U.S., the United Kingdom, Russia and France. The nuclear industries of these countries and several others grew rapidly during the 1960s and 1970s. The first export orders for nuclear power reactors were awarded in 1958 and were followed by the spread of nuclear electricity generation to many other countries, including Canada, Germany, Switzerland, Spain, Belgium, Finland and Japan. Reactor technology was also exported by Russia to several Eastern European countries, including the former East Germany, the former Czechoslovakia, Bulgaria and Hungary. Many of these countries developed their own nuclear expertise, leading to the development of today's international nuclear industry.

Uranium has other uses in the fields of medical diagnosis and other industries. Uranium is also used as a feedstock for over 200 private nuclear reactors, which are operated for research purposes and for the production of isotopes for medical and industrial end uses.

Uranium Production Process

The initial step in the process of preparing uranium ore for use in a nuclear reactor is the mining and upgrading of the ore in a uranium processing facility, or mill, to produce uranium concentrates containing 80-90% U_3O_8. Uranium concentrates are priced and sold based on the U_3O_8 content.

The second step in the preparation of uranium for use in a nuclear reactor takes place at licensed uranium conversion facilities where U_3O_8 is converted to UF_6. Above 56 degrees Celsius, UF_6 is a gas and is in a suitable form to be enriched to produce fuel for the majority of the types of reactors. Following the production of UF_6, enrichment and fuel fabrication steps are required before the nuclear fuel is ready for loading into a nuclear reactor.

Demand

The demand for uranium is directly linked to the level of electricity generated by nuclear power plants. The cost structure of nuclear power generation, which involves much higher capital costs and generally lower fuel costs compared to most other forms of power generation, dictates that nuclear plants are kept operational at high load factors to achieve optimal economics. As a result, the demand for uranium fuel is more predictable than most other commodities. Demand forecasts for uranium depend largely on installed and operable nuclear power generation capacity, regardless of economic fluctuations or the demand for other forms of power.

UxCo, in its uranium demand forecasts, has estimated that worldwide uranium demand will increase from approximately 180 million pounds of U_3O_8 in 2007 to nearly 212 million pounds by 2015 representing an annual compound growth rate of about 2%.

World net electricity consumption is expected to increase by 85% by 2030, according to the International Energy Outlook 2007 (the "IEO 2007") reference case forecast. Total demand for electricity is projected to increase on average by 2.3% per year from 16,424 billion kilowatt hours in 2004 to 30,364 billion kilowatt hours in 2030. The IEO 2007 forecast assumes strong economic growth in non-OECD countries with GDP growth of 5.3 percent annually compared with 2.5 percent for OECD countries. As a result of higher fossil fuel prices, energy security concerns, improved reactor designs and environmental concerns, new nuclear capacity is expected to be a significant part of meeting this growth in electricity demand.

According to the World Nuclear Association ("WNA"), as of March 2008, there were a total of 439 operable commercial nuclear power plants globally in 30 countries with an aggregate installed generating capacity of 372.0 gigawatts of electricity. These commercial nuclear plants are currently supplying approximately 16% of the world's power requirements. Another 35 commercial nuclear power plants (representing 28.8 gigawatts of electricity) are under construction in 12 countries and another 91 reactors (99.1 gigawatt) are planned. New construction is presently centered in Asia, principally in China, South Korea and India.

The demand for uranium may also be increased by the trend toward improving plant load factors, but may be muted by the premature closing of some nuclear power plants. Factors increasing fuel demand are expected to continue to be offset in part by a trend in increased efficiency in nuclear power plants and reductions in tails assay during enrichment.

Supply
Uranium is supplied from primary mine production, and from secondary sources such as the drawdown of excess inventories, uranium made available from the decommissioning of nuclear weapons, re-enriched depleted uranium tails, and used reactor fuel that has been reprocessed. The Manager estimates that only approximately 64% of annual uranium consumption was sourced from primary mine production in 2007.

Primary Production
The uranium production industry is characterized by a small number of companies operating in relatively few countries. UxCo reports that in 2007, mine supply was approximately 115.5 million pounds of U_3O_8. In 2007, approximately 89% of the estimated world production was provided by eight producers: Cameco Corporation, AREVA, Energy Resources of Australia Ltd., Rossing Uranium Limited and BHP Billiton in the western world, and KazAtomProm in Kazakhstan, NAVOI Mining Metallurgical Kombinat in Uzbekistan and TVEL in Russia.

Approximately 82% of estimated world production was sourced from seven countries (in order of production, from greatest to least): Canada, Australia, Kazakhstan, Russia, Niger, Namibia and Uzbekistan. The Canadian uranium industry has been the leading supplier of uranium in recent years with production of 24.6 million pounds of U_3O_8 in 2007, which represented approximately 23% of world production.

There is a growing requirement for increased uranium production to meet the forecast needs of reactors worldwide. However, a critical consideration in evaluating the potential for new supply is the ability, lead time and capital costs needed to permit and develop new uranium production. The lead time for most new production facilities from discovery to production has historically been approximately 10-20 years due to environmental challenges and the technical difficulties inherent in uranium mining.

Secondary Sources
Every year since 1985, world primary uranium production has been less than uranium consumption. The resulting shortfall has been met from a number of secondary sources. The de-enrichment of nuclear weapons through blending with low enriched uranium from conventional production sources has contributed the largest proportion of this supply and is expected to meet about 6% of demand over the next ten years. Also, some utilities in Europe use reprocessed uranium and plutonium derived from used reactor fuel as a source of supply and depleted uranium tails from reactors can be re-enriched and added to the fuel mix, supplying 6% to 8% of world demand. Excess inventories held by utilities, producers, other fuel cycle participants and governments have also served as a source of supply, although this is a finite source.

Uranium from Nuclear Disarmament
The most significant secondary source of uranium is from de-enriching nuclear weapons. In February 1993, the U.S. and Russia entered into an agreement (the "Russian HEU Agreement") to manage the sale of highly enriched uranium ("HEU"). Under the Russian HEU Agreement, over a term of 20 years, 500 tonnes of HEU derived from dismantling nuclear weapons, are to be diluted in Russia and delivered to the U.S. as low enriched uranium ("Disarmament Uranium"), suitable for use in nuclear power plants.

In March 1999, Cameco Corporation, AREVA and NUKEM, Inc. (the "Western Companies") entered into an agreement whereby they would market a substantial portion of the Disarmament Uranium ("Western Agreement"). Cameco Corporation reports that as a result of various amendments to the Western Agreement, the Western Companies are now committed to the purchasing and selling of almost 163 million pounds of U_3O_8 from 2004 through to the end of 2013.

Russia, through its agent Techsnabexport ("Tenex"), had also been selling a portion of the Disarmament Uranium not purchased by the Western Companies. In November 2003, Tenex terminated its contract for sales to the U. S. (the "Tenex Termination") through Globe Nuclear Services and Supply. Russia currently consumes more than twice as much U_3O_8 as it produces and is proceeding with an ambitious nuclear power development program which will make this shortfall in U_3O_8 supply even more pronounced.

As a result of the Tenex Termination and the subsequent amendments to the Western Agreement, the amount of Disarmament Uranium that would have been available to the market in the western world has been reduced by about 74 million pounds of U_3O_8 in the period from 2004 to 2013. The Russian HEU Agreement terminates in 2013 and Russia has formally stated that the agreement will not be renewed, as had once been anticipated. Additionally, as a result of the dramatic rise in uranium and enrichment prices of the past two years, Russia has notified all of the parties to the HEU Agreement that the previously agreed pricing can no longer stand. Renegotiation of the component prices among the parties has begun and is expected to be completed later this year.

The Uranium Market and Prices

Utilities secure a substantial percentage of their uranium requirements by entering into medium and long-term contracts with uranium producers. These contracts typically provide for deliveries to begin one to four years after signing and continue for several years thereafter.

There is currently no regulated commodity market underwritten by a market maker for the various components of nuclear fuel. As such, the market participants rely upon multiple published prices based on historical data and market sentiment.

Contracted uranium prices are established by a number of methods, including base price levels adjusted by inflation indices, reference prices (multiple published spot prices as well as long term reference prices) and annual price negotiations. Many contracts also contain floor prices, ceiling prices and other negotiated provisions, which affect the price ultimately paid. Prices under uranium supply contracts are usually confidential.

Utilities also acquire uranium by way of spot and near-term purchases from producers and traders. Spot market purchases are those that call for delivery within one year. Traders generally source their uranium from organizations holding excess inventory including utilities, producers and governments. Over the period from 1996 through 2004, annual spot market demand averaged just under 20 million pounds U_3O_8 or about 12% of the annual world consumption, but had jumped to about 35 million pounds in 2005 and 2006 as the rebuilding of utility inventories commenced, and investors and hedge funds entered the market as significant buyers. Spot market volume returned to its traditional level of approximately 20 million pounds in 2007.

Historically, spot prices have been more volatile than long-term contract prices. In December 2000, the spot price reached an all-time low of US$7.10 per pound. The uranium price increased at a moderate rate reaching US$14.50 per pound U_3O_8 by the end of 2003. The spot price increased steadily from that date reaching US$72.00 by the end of 2006. A further market impact in October 2006 was the announcement of the flooding and indefinite postponement of the start up of the Cigar Lake mine in northern Saskatchewan. The Cigar Lake mine was scheduled to ramp up to an annual production rate of 18.0 million pounds by 2008. Producers were also active in the spot market, purchasing material to fill contractual demand, which they could not supply due to production issues at their respective operations. During the first half of 2007, the spot price continued its rapid rise reaching a peak of US$136.00 in June 2007. At the end of June 2007, the spot price dropped US$3.00, the first decline in the spot price since May of 2003. In the last half of 2007, the spot price was very volatile dropping to US$75.00 in October, then rebounding to US$95.00 in December. Prices have continued to be volatile in 2008. As of the date hereof, the uranium spot price is US$63.00 per pound U_3O_8.

The long-term uranium price has undergone a similar increase over the past several years, but with significantly less volatility, rising from just under US$11.00 per pound U_3O_8, at the end of 2002, to US$95.00 per pound in May 2007. Since that time, the long-term price has remained at US$95.00 per pound U_3O_8 until declining to US$90.00 in April, 2008. The long-term price rose due to increased demand from utilities as they placed more of their requirements under contract.

UF_6 is a separate commodity from U_3O_8, although its price will be principally affected by the price of the U_3O_8 because U_3O_8 is converted to produce UF_6. Through conversion, 2.61285 pounds of U_3O_8 will produce 1 KgU as UF_6. The value of UF_6 (the "UF_6 Value") is obtained by adding (i) the spot price of U_3O_8 multiplied by 2.61285 and (ii) the spot conversion price. The spot price of UF_6 (the "UF_6 Price") is published by UxCo and it may be higher or lower than the UF_6 Value depending on the variation in demand for its components. As at February 29, 2008, the UF_6 Price was US$0.26 above the UF_6 Value.

At February 29, 2008 prices of U_3O_8 and conversion, U_3O_8 constitutes over 95.5% of the UF_6 Value. Accordingly, any change in the UF_6 Price will largely be attributable to changes in the price of U_3O_8. UF_6 as a commodity may trade at a discount or a premium to the value of U_3O_8 plus conversion, depending on a variety of factors including demand for each of U_3O_8 and conversion.

Supply Deficit
Each year since 1985, the consumption of uranium has exceeded primary production by a substantial margin. To date, this large supply gap has been accommodated by sales from existing inventories, de-enrichment of HEU and recycling programs. The Manager believes that there is only a relatively small amount of uranium held in inventories that are in excess of strategic inventory levels and therefore available for sale.

The uranium market will face a growing supply deficit until new mine production can be implemented. The Manager believes that decreasing, available inventories, the recognition by Russia of its own internal need for uranium supply as a net importer and the construction of approximately 25-35 new commercial reactors over the next 10 to 15 years will exacerbate this shortfall. The Manager believes that the long-term fundamentals of the uranium market are positive.

Government Regulation
The production, handling and storage of uranium are subject to various levels of extensive governmental controls and regulations which are amended from time to time. Uranium Participation Corp. is unable to predict what additional legislation or amendments may be proposed that might affect the uranium business or when any proposals, if enacted, might become effective.

Outlined below are certain government controls and regulations which materially affect the uranium industry.

Treaty on the Non-Proliferation of Nuclear Weapons (the "NPT")
The NPT was established in 1970 and is an international treaty with the following objectives: to prevent the spread of nuclear weapons and weapons technology, to foster the peaceful uses of nuclear energy, and to further the goal of achieving general and complete disarmament. The NPT establishes a safeguards system under the responsibility of the International Atomic Energy Agency (the "IAEA"). A number of countries are signatories to the NPT, including Canada, the U.S., the United Kingdom and France.

Article III of the NPT states that each State party to the NPT will undertake not to provide fissionable material, or equipment designed for the processing of fissionable material, to other States unless the fissionable material will be subject to the safeguards of the NPT, as enforced by the IAEA.

Canadian Uranium Industry Regulation
The federal government of Canada has recognized that the uranium industry has special importance in relation to the national interest and therefore regulates the industry through regulations and policy announcements. The regulations and policy announcements apply to any uranium property or plant in Canada which the Canadian Nuclear Safety Commission ("CNSC") may determine to be, or to have the capability of, producing or processing uranium for nuclear fuel application. The regulations require that the property or plant be owned legally or beneficially by a company incorporated pursuant to Canadian laws.

Canadian Nuclear Safety and Control Act
In Canada, control of the use and export of uranium is governed by the Nuclear Safety and Control Act (the "NSCA").

The NSCA authorizes the CNSC to make regulations governing all aspects of the development and application of nuclear energy, including uranium mining, milling, conversion and transportation. The most significant powers given to the CNSC are in the licensing area. The NSCA grants the CNSC licensing authority for all nuclear activities in Canada, including the issuance of new licences to new operators, the renewal of existing licences, and amendments to existing licences. A person may only possess or dispose of nuclear substances and construct, operate and decommission its nuclear facilities in accordance with the terms of a CNSC licence. The licence specifies conditions that licensees must satisfy in order to maintain the right to operate nuclear facilities.

The NSCA grants to the CNSC the power to act as a court of record, the right to require financial guarantees for nuclear waste management and decommissioning as a condition of granting a licence, order-making powers and the right to impose monetary penalties. The NSCA also grants the CNSC power to require nuclear power plant operator re-certification and to set requirements for nuclear facility security measures. The NSCA also provides for increased emphasis on environmental matters, including a requirement that licensing applicants make adequate provision for the protection of the environment. Additional regulatory priority is evident in the areas of quality assurance and human factor engineering and assessment.

A fundamental principle in nuclear regulation is that the licensee bears the responsibility for safety, with the CNSC setting safety objectives and auditing the licensee's performance against the objectives. The regulations made under NSCA include provisions dealing with a facility's licence requirements, radiation protection, physical security for all nuclear facilities and the transport of radioactive materials. The CNSC has also issued guidance documents to assist licensees in complying with regulatory requirements such as decommissioning, emergency planning, and optimization of radiation protection measures.

All of the Canadian operations of the Facilities, which may be used by Uranium Participation Corp., will be governed primarily by licences granted by the CNSC and are subject to all applicable federal statutes and regulations and to all laws of general application in the province where the operation is located, except to the extent that such laws conflict with the terms and conditions of the licence or applicable federal laws. Failure to comply with licence conditions or applicable statutes and regulations may result in orders being issued which may cause operations to cease or be curtailed or may require installation of additional equipment, other remedial action or the incurring of additional capital or other expenditures to remain compliant.

Canadian Uranium Export Regulation
The export of uranium is regulated by the federal government of Canada, which establishes nuclear energy policy. Licences and export permits granted by the CNSC and the federal Department of Foreign Affairs and International Trade respectively, are required to be obtained for all exports. Uranium Participation Corp. will require that the Manager obtain any required permits for all such exports.

U.S. Uranium Industry Regulation
Uranium recovery in the U.S. is primarily regulated by the Nuclear Regulatory Commission ("NRC") pursuant to the Atomic Energy Act of 1954, as amended, title II of the Energy Reorganization Act of 1974,

and titles I and II of the Uranium Mill Tailings Radiation Control Act of 1978. Its primary function is to regulate the various commercial and institutional uses of nuclear energy and to ensure the protection of employees, the public and the environment from radioactive materials. The NRC also regulates most aspects of the uranium recovery process. The NRC regulations pertaining to uranium recovery facilities are contained in Title 10 of the Code of Federal Regulations ("10 CFR"). The NRC issues Domestic Source Material Licences pursuant to 10 CFR Part 40. The regulations governing the movement of nuclear materials within the United States are at 10 CFR Part 71 and the regulations governing the import and export of uranium are at 10 CFR Part 110.

Pursuant to these regulations, a licensee who transfers, receives, or adjusts the inventory, in any manner, of uranium source material or who exports or imports uranium source material, must complete a Nuclear Material Transaction Report in accordance with NRC instructions. This report is the primary mechanism for tracking physical movements of U.S. or any other origin uranium to foreign and domestic buyers.

The review of a licence application is governed by the National Environmental Policy Act ("NEPA") which is implemented through 10 CFR Part 51.

In all cases, failure to comply with NRC license and/or state permit-to-mine conditions, or the failure to comply with other applicable rules and regulations, can bring enforcement action. For the state, this starts with non-cited violations for minor, easily correctable violations (generally through "conference and conciliation"), through notices of violation ("NOV's") which can include: fines; supplemental environmental projects; remedial action; additional monitoring and permit changes; and, ultimately, could include orders to cease operations. NRC enforcement policy describes a progression of enforcement starting with a NOV and working through a pre-enforcement conference, fines, imprisonment and the barring of workers or contractors from working in the nuclear industry. Under state and federal law, criminal charges are possible if violations are deemed to be the result of criminal intent or action.

Other agencies are involved in the regulation of the uranium industry, either directly or indirectly, including the Environmental Protection Agency, the Department of Transportation, the Bureau of Land Management, Department of Energy, the Department of Defense, the Department of Homeland Security, the Army Corps of Engineers, and the U.S. Fish and Wildlife Service.

The U.S. government also enters into international agreements for nuclear co-operation and trade with specific countries (or political blocs such as the European Union), with the general goal of supporting the peaceful uses of nuclear energy while upholding specific U.S. foreign policy and non-proliferation objectives. The NRC participates in this process by providing comment and clearance or approval of the proposed international agreements. While specific sales contracts are not reviewed or approved, the NRC is responsible for issuing export and import licenses for the shipment of uranium outside the U.S.

RISK FACTORS

There are a number of factors that could negatively affect Uranium Participation Corp.'s business and the value of Uranium Participation Corp.'s securities, including the factors listed below. Such factors could materially affect the Corporation's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation. The following information pertains to the outlook and conditions currently known to Uranium Participation Corp. that could have a material impact on the financial condition of Uranium Participation Corp. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Uranium Participation Corp. in the future.

Uranium Price Volatility from Demand and Supply Factors

Since almost all of Uranium Participation Corp's activities involve investing in uranium, the value of its securities will be highly sensitive to fluctuations in the prices of uranium. Historically, the fluctuations in these prices have been, and will continue to be, affected by numerous factors beyond Uranium Participation Corp's control. Such factors include, among others: demand for nuclear power; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and production costs in key uranium producing countries.

Since UF_6 is a different commodity than U_3O_8, its price is affected by its own supply/demand balance as well as the supply/demand balances of U_3O_8 and for conversion services. As a result, the UF_6 Price may move differently than the spot price of U_3O_8 or the spot conversion price alone. The factors that affect the UF_6 Price will affect the NAV of the Corporation, which in turn may affect the price of the Corporation's securities.

Set out in the table below is the spot price for U_3O_8 per pound, and the UF_6 price per KgU at December 31 for the five calendar years ended December 31, 2007, and as February 29, 2008[1].

	December 31					February 29
	2003	2004	2005	2006	2007	2008
U_3O_8	$14.50	$20.70	$36.25	$72.00	$90.00	$73.00
UF_6	$43.14[2]	$63.09[2]	$105.00	$199.00	$240.00	$200.00

(1) As published by UxCo in U.S. dollars.
(2) UF_6 prices for 2003 and 2004 were not published by UxCo. Amounts shown for those years are the UF_6 value, which is obtained by adding (i) the spot price for U_3O_8 multiplied by 2.61285; and (ii) the spot conversion price of UF_6.

No Public Market for Uranium
There is no public market for the sale of uranium. The uranium future market on NYMEX does not provide for physical delivery of uranium, only cash on settlement; and the trading forum by certain buyers does not offer a formal market but rather facilitates the introduction of buyers to sellers. Uranium Participation Corp. may not be able to acquire uranium, or once acquired, sell uranium for a number of months. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sale cycle may take several months to complete. In addition, as the supply of uranium is limited, with average spot market sales over the last ten years being only approximately 22 million pounds of U_3O_8 per year, Uranium Participation Corp. may experience additional difficulties purchasing uranium in the event that it is a significant buyer. The inability to purchase and sell on a timely basis in sufficient quantities could have a material adverse effect on the securities of Uranium Participation Corp.

From time to time, the Corporation enters into commitments to purchase U_3O_8 or UF_6. Such commitments are generally subject to conditions in favour of both the vendor and the Corporation, and there is no certainty that the purchases contemplated by such commitments will be completed.

Uranium Industry Competition and International Trade Restrictions
The international uranium industry, including the supply of uranium concentrates, is competitive. Supplies are available from a relatively small number of western world uranium mining companies, from certain republics of the former Soviet Union and the People's Republic of China, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium, from used reactor fuel, and from the use of excess Russian enrichment capacity to re-enrich depleted uranium tails held by European enrichers in the form of UF_6. The supply of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of the Corporation and may affect the supply of uranium available for sale and use in the United States and Europe, which are the largest markets for uranium in the world.

Foreign Exchange Rates
Uranium Participation Corp. maintains its accounting records, reports its financial position and results, pays certain operating expenses and its securities trade in Canadian currency. As the prices of uranium are quoted in U.S currency, fluctuations in the U.S. currency exchange rate relative to the Canadian currency can significantly impact the valuation of uranium and the associated purchase price from a Canadian currency perspective. Because exchange rate fluctuations are beyond Uranium Participation Corp.'s control, there can be no assurance that such fluctuations will not have an adverse effect on Uranium Participation Corp.'s operations or on the trading value of its common shares or the outstanding warrants.

Risks Associated with the Facilities
Under the Management Services Agreement, the Manager is required to arrange for all uranium to be stored at Facilities and to ensure that the Facilities provide satisfactory indemnities for the benefit of Uranium Participation Corp. or ensure that Uranium Participation Corp. has the benefit of insurance arrangements obtained on standard industry terms. There is no guarantee that either the indemnities or insurance in favour of Uranium Participation Corp. will fully cover or absolve Uranium Participation Corp. in the event of loss or damage. Uranium Participation Corp. may be financially and legally responsible for losses and/or damages not covered by indemnity provisions or insurance. Such responsibility could have a material adverse effect on the financial condition of Uranium Participation Corp.

All uranium is stored at licensed Facilities. As the number of duly licensed Facilities is limited, there can be no assurance that new arrangements that are commercially beneficial to Uranium Participation Corp. will be readily available. Failure to negotiate commercially reasonable storage terms with the Facilities may have a material adverse effect on the financial condition of Uranium Participation Corp.

Lack of Operational Liquidity
The expenses of Uranium Participation Corp. are funded from cash on hand that is not otherwise invested in uranium and revenue from the lending of uranium. Once such cash available has been expended, Uranium Participation Corp. may either generate cash from either the lending or sale of uranium or the sale of additional equity securities, including the exercise of outstanding warrants. There is no guarantee that Uranium Participation Corp. will be able to sell additional equity or equity related securities on terms acceptable to Uranium Participation Corp. in the future, that the outstanding warrants will be exercised, that Uranium Participation Corp. will be able to sell uranium in a timely or profitable manner or that Uranium Participation Corp. will be able to generate revenue through lending arrangements.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy
Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity, as well as the possibility of developing other low cost sources for energy, may result in lower demand for uranium.

Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact on the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators, which could have a material adverse effect on Uranium Participation Corp.

Lack of Investment Liquidity
Uranium Participation Corp. is not a mutual fund, and an investment in its common shares and warrants is not redeemable. Uranium Participation Corp.'s liquidity will rely principally on sales or lending by Uranium Participation Corp. of uranium. Accordingly, Uranium Participation Corp. may not have the resources to declare any dividends or make other cash distributions unless and until a determination is made to sell a portion of its uranium holdings.

Since inception, the Corporation has not declared any dividends and the Corporation has no current intention to declare any dividends.

Net Asset Value
The NAV reported by Uranium Participation Corp. is based on the spot price of uranium published by UxCo. Accordingly, the NAV may not necessarily reflect the actual realizable value of uranium held by Uranium Participation Corp.

The NAV is calculated by deducting the Corporation's liabilities from its assets as at the relevant period end and dividing the result by the number of common shares outstanding. These liabilities include liabilities for future income taxes. Unlike most investment funds, the Corporation does not qualify as a mutual fund trust, and, accordingly, follows general income tax provisions of the Tax Act.

The exercise of the outstanding warrants will have a dilutive effect on the NAV in the event that the NAV exceeds the exercise price of these warrants. As at February 29, 2008, the 2006 Warrants were not dilutive to the NAV of the Corporation. The 2006 Warrants expire on September 14, 2008 and have an exercise price of $12.00.

Market Price of Common Shares
It appears that the market price of the common shares is related to the NAV. Uranium Participation Corp. cannot predict whether the common shares will, in the future, trade above, at or below the NAV.

The market price of the common shares and any outstanding warrants may also be affected by the management expense ratio, which is calculated for each reporting period as the total investment operation expenses (including income tax provisions) for the period over the average net asset value of the Corporation.

Reliance on Board of Directors and Manager
Uranium Participation Corp. is a self-governing corporation that is governed by the Board of Directors appointed and elected by the holders of common shares. Uranium Participation Corp. will, therefore, be dependent on the services of its Board for investment decisions and the Manager for management services.

Resignation by Manager
The Manager may terminate the Management Services Agreement after the Initial Term in accordance with the terms thereof. Uranium Participation Corp. may not be able to readily secure similar services to, or at management fees comparable to those under the Management Services Agreement, and its operations may therefore be adversely affected.

Conflict of Interest
Directors and officers of Uranium Participation Corp. may provide investment, administrative and other services to other entities and parties. The directors and officers of Uranium Participation Corp. have devoted, and have undertaken to devote, such reasonable time as is required to properly fulfill their responsibilities in respect to the business and affairs of Uranium Participation Corp. as they arise from time to time.

Uranium Lending
The Corporation has and may again enter into uranium lending arrangements. It has, and will in the future, ensure that adequate security is provided for any loaned uranium. However, there is a risk that the borrower may not be able to return the uranium and may, in lieu, repay the equivalent value of borrowed uranium in cash. In such circumstances, given the limited supply of U_3O_8 and UF_6, the Corporation may not be able to replace the uranium loaned from its portfolio.

Regulatory Change
Uranium Participation Corp may be affected by changes in regulatory requirements, customs, duties or other taxes. Such changes could, depending on their nature, benefit or adversely affect Uranium Participation Corp.

CAPITAL STRUCTURE AND DIVIDENDS

Common Shares

The authorized capital of Uranium Participation Corp. consists of an unlimited number of common shares, which are more particularly described below. As of February 29, 2008, Uranium Participation Corp. had an aggregate of 64,991,841 common shares issued and outstanding. As at the date of this AIF, Uranium Participation Corp. had an aggregate of 72,323,091 common shares issued and outstanding.

The by-laws provide that the rights, privileges, restrictions and conditions attaching to the common shares are as follows:

Notice of Meetings. Holders of common shares are entitled to notice of, and to attend, all meetings of shareholders.

Voting Rights. Uranium Participation Corp. shall not, without the prior approval of the holders thereof given by the affirmative vote of at least 66⅔% of the votes cast at a meeting of the holders of the common shares duly called for that purpose:

(i) approve any change in the minimum amount of the gross proceeds of any offerings of Uranium Participation Corp., which must be invested in uranium as required by its By-laws. This minimum amount is currently set at 85% of the gross proceeds of offerings;

(ii) approve any change in the restrictions on the investments which Uranium Participation Corp. is permitted to make;

(iii) create any class of shares ranking in preference or priority to the common shares;

(iv) create any class of shares ranking, as to dividends, in preference to, or on a parity with, the common shares; or

(v) consolidate or subdivide the common shares.

Sale and Purchase of Common Shares. Uranium Participation Corp. may, at any time or times, subject to applicable regulatory requirements, purchase or sell in the open market or by invitation for tenders to all holders all or any part of the common shares then outstanding.

Rights on Liquidation. In the event of liquidation, dissolution or winding-up of Uranium Participation Corp., the holders of common shares are entitled to participate pro rata in the distribution of the proceeds from the sale of uranium and any other net assets of Uranium Participation Corp., subject to applicable laws.

Common Share Purchase Warrants

On May 10, 2005, an aggregate of 5,000,000 of the 2005 Warrants were issued. The 2005 Warrants expired on May 10, 2007. Each 2005 Warrant entitled the holder thereof to purchase, before the time of expiry, one Common Share at an exercise price of $6.25. Of the 5,000,000 2005 Warrants issued, 4,958,539 were exercised for 4,958,539 common shares.

On September 14, 2006, an aggregate of 2,840,911 of the 2006 Warrants were issued. Each 2006 Warrant entitles the holder thereof to purchase, before the time of expiry on September 14, 2008, one Common Share at an exercise price of $12.00. As of February 29, 2008, Uranium Participation Corp. had an aggregate of 2,828,799 of the 2006 Warrants outstanding. As at the date of this AIF, Uranium Participation Corp. had an aggregate of 2,828,799 of the 2006 Warrants outstanding.

Dividends
The Directors have adopted a policy of dedicating cash flow to reinvestment in the business and repayment of debt. Accordingly, no dividends have been declared to date.

MARKET FOR SECURITIES

Trading Price and Volume
The common shares and the 2006 Warrants are traded on the Toronto Stock Exchange under the symbols "U" and "U.WT.A" respectively. Until their expiration, the 2005 Warrants traded on the Toronto Stock Exchange under the symbol "U.WT." The following table sets forth, for the months indicated, the high and low closing sale prices and trading volumes as reported on the Toronto Stock Exchange.

Month	Common Shares – U		2005 Warrants – U. WT[1]		2006 Warrants – U.WT.A	
	Price Range $	Volume (thousands)	Price Range $	Volume (thousands)	Price Range $	Volume (thousands)
2007						
March	13.74 – 16.15	11,057	7.49 – 9.93	419	4.30 – 6.65	518
April	15.55 – 18.65	13,580	9.37 – 12.49	477	7.60 – 9.52	481
May	15.54 – 17.40	11,531	9.25 – 11.24	351	6.90 – 8.59	128
June	14.31 – 16.69	13,580	—	—	4.50 – 7.00	345
July	11.83 – 14.69	19,215	—	—	2.95 – 4.60	370
August	9.35 – 11.93	18,893	—	—	1.70 – 3.00	453
September	9.70 – 11.82	12,597	—	—	1.90 – 3.30	215
October	10.51 – 13.80	31,819	—	—	2.72 – 3.64	304
November	10.50 – 13.61	17,037	—	—	2.41 – 3.43	229
December	10.11 – 11.76	12,770	—	—	1.88 – 2.78	129
2008						
January	9.10 – 11.14	12,396	—	—	1.07 – 2.13	270
February	9.14 – 11.55	22,251	—	—	1.00 – 1.94	182

(1) The 2005 Warrants expired and ceased trading on May 10, 2007.

GOVERNANCE OF THE CORPORATION

Board of Directors and Officers
The Board is responsible for the governance and the oversight of the affairs of Uranium Participation Corp. The following table sets out the names and the municipality of residence of each of the directors and officers of Uranium Participation Corp., their respective positions and offices held with the Corporation and their principal occupations as of the date hereof. The following table also identifies the members of each committee of the Board of Directors.

Name and Province of Residence	Position with Uranium Participation Corp.	Principal Occupation
Paul J. Bennett [1,2,3,4] Calgary, Alberta	Director	President and Chief Executive Officer of Energus Resources Ltd. and President and Chief Executive Officer of Rodinia Oil Corp.
Jeff Kennedy [2] Toronto, Ontario	Director	Chief Financial Officer and Director, Equity Capital Markets and a director of Cormark Securities Inc. ("Cormark")

Name and Province of Residence	Position with Uranium Participation Corp.	Principal Occupation
Garth MacRae [1,2,3,4,5] Toronto, Ontario	Director	Independent Financial Consultant
Richard H. McCoy [1,2,3,4,6] Toronto, Ontario	Director	Retired; Formerly Vice Chairman Investment Banking, TD Securities Inc.
E. Peter Farmer Toronto, Ontario	President	Chief Executive Officer and Director of DMC and of the Manager
James R. Anderson Mississauga, Ontario	Chief Financial Officer	Executive Vice President and Chief Financial Officer of DMC and Chief Financial Officer of the Manager
Donald C. Campbell Newmarket, Ontario	Vice President, Marketing	Vice President, Commercial of DMC and of the Manager
Brenda R. Lazare Toronto, Ontario	Corporate Secretary	Canadian Counsel and Corporate Secretary of DMC and Corporate Secretary of the Manager

Notes:

(1) Member of the Audit Committee
(2) Member of the Corporate Governance and Nominating Committee.
(3) Member of the Independent Review Committee
(4) The Board has determined that this individual is "independent" for the purpose of reviewing potential Related Purchases. See "Business of Uranium Participation Corp. - Management of Uranium Participation Corp., Manager and Management Services Agreement"
(5) Chair, Audit Committee
(6) Chairman of the Board

As of the date of this AIF, the directors and officers of Uranium Participation Corp. beneficially owned, directly or indirectly, 63,140 common shares, representing less than 1% of the issued and outstanding common shares.

Except as noted below, each of the foregoing directors and officers has held the same principal occupation for the previous five years.

Paul J. Bennett

Mr. Bennett became a director in June 2005. Mr. Bennett is also a director and the President of UPAC. Mr. Bennett is the President and Chief Executive Officer of Energus Resources Ltd. and became the President and Chief Executive Officer of Rodinia Oil Corp. in August 2006. Mr. Bennett has held executive and senior management positions with ExxonMobil Canada, Sable Offshore Energy Project and Mobil Oil Canada (MOCAN). He has also served as a director of the Maritimes and Northeast Pipeline and is currently on the Board of Directors of Armistice Resources Corp. and Rodinia Oil Corp. Mr. Bennett has over 37 years of domestic and international experience in geology, mining and oil/gas exploration, development and production. Mr. Bennett graduated from the University of Toronto in 1972 with an HBSc. in Geology and again in 1974 with an MSc. in Structural Geology. He is a member of CSPG and AAPG and is a Professional Geologist (P. Geol) licensed in the Province of Alberta (APEGGA). He has received a number of oil and gas industry awards.

E. Peter Farmer

Mr. Farmer is the President of the Corporation and the Chief Executive Officer of the Manager. Upon completion of the Denison Arrangement, Mr. Farmer became the Chief Executive Officer and a director of

DMC. Prior to that, Mr. Farmer served as the President and Chief Executive Officer of the Manager from 2004 to 2006 and served as a director of that company since 2003. Mr. Farmer joined Denison Energy Inc. (a predecessor of the Manager) in June 1985 as General Counsel and Secretary and later served as Vice President, General Counsel and Secretary before his appointment as President and Chief Executive Officer in March 1997. Prior to joining the Manager, Mr. Farmer practiced law with the firm of Beechie and Kerr and served as Counsel for Avco Financial Services and Union Enterprises Ltd. Mr. Farmer completed his B.A. at Queen's University in 1971 and received his LL.B. from the University of Windsor in 1974.

James R. Anderson
Mr. Anderson is the Chief Financial Officer of the Corporation and the Chief Financial Officer of the Manager. Upon the completion of the Denison Arrangement, Mr. Anderson became the Executive Vice-President and Chief Financial Officer of DMC. Prior to that, Mr. Anderson served as the Executive Vice President and Chief Financial Officer of the Manager from 2004 to 2006. Prior to joining the Manager, Mr. Anderson was Managing Director of Exel Energy Group Inc. Prior to that, he held the position of Senior Vice President and Chief Financial Officer at Rogers Cable Inc. Mr. Anderson, a Chartered Accountant, has held various senior positions in marketing, development, accounting and finance at companies in the energy sector, including Westcoast Energy Inc. and Union Gas Limited. Mr. Anderson has served as a director on a number of boards of companies in the gas sector. Mr. Anderson has been a Chartered Accountant since 1974.

Donald C. Campbell
Mr. Campbell is the Vice-President Marketing of the Corporation and the Vice-President, Commercial of the Manager. Upon completion of the Denison Arrangement, Mr. Campbell became the Vice-President, Commercial of DMC. Mr. Campbell served as the Vice President, Marketing and Special Projects for the Manager from 2004 to 2006. He held the position of Vice President, Marketing and Special Projects of Denison Energy Inc. from 1993 to 2004. From 1986 to 1993, he was Vice President, Special Projects for Denison Energy. Mr. Campbell has 49 years of mining and oil and gas experience in Canada and internationally. Mr. Campbell graduated from the University of New Brunswick in 1959 with a B.Sc. in Civil Engineering and is a registered Professional Engineer in Ontario.

Brenda R. Lazare
Ms Lazare became the Corporate Secretary of Uranium Participation Corporation on May 31, 2007. She is also Canadian Counsel and Corporate Secretary of the Manager. Prior to joining Denison, Ms Lazare was General Counsel for Tucows Inc., an internet services company. Ms Lazare received her LL.B and her B.C.L. from McGill University in 1985. She is a member of the Law Society of Upper Canada and the Law Society of England and Wales.

Garth A.C. MacRae
Mr. MacRae, a Chartered Accountant, became a director of the Corporation in 2005 and is Chair of the Audit Committee. He has served as a director of Dundee Corporation since 1991 and served as Vice Chairman from 1993 until 2004. Mr. MacRae currently serves as a director of Breakwater Resources Ltd., Dundee Corporation, Dundee Precious Metals Inc., Dundee Wealth Management Inc., Eurogas Corporation, GeneNews Limited, Great Plains Exploration Inc. and Torque Energy Inc.

Richard H. McCoy
Mr. McCoy became a director of the Corporation in 2005. and is the Chairman of its Board. Prior to retiring in October, 2003, Mr. McCoy was Vice Chairman, Investment Banking at TD Securities Inc. Mr. McCoy currently serves as a director of Aberdeen Asia-Pacific Income Investment Co. Ltd, ACE Aviation Holdings Inc., Gerdau Ameristeel Corp., Jazz Air Income Fund, MDS Inc., Pizza Pizza Royalty Fund and Rothmans Inc.

Standing Committees of the Board

The Audit Committee
The Board has established an Audit Committee comprised of three of its directors, all of whom qualify as independent and financially literate as such terms are defined under Multilateral Instrument 52-110 - Audit Committees ("MI 52-110"). Being governed by National Instrument 81-106 – Investment Fund Continuous Disclosure ("NI 81-106"), the Corporation is not obligated to comply with MI 52-110. Nonetheless, the Board has chosen to follow the regulations as they apply to audit committees.

This committee is responsible for such matters as the review of financial statements and related press releases, monitoring Uranium Participation Corp.'s financial reporting, accounting systems and internal controls and for the review of the independence and selection of, and liaising with, external auditors. The Board has adopted a charter of the audit committee (the "Charter") which sets out the audit committee's mandate, organization, powers and responsibilities. The complete Charter is attached as Schedule A to this AIF.

The Corporate Governance and Nominating Committee
The Corporate Governance and Nominating Committee, which is comprised of all four directors, is responsible for developing Uranium Participation Corp.'s approach to corporate governance issues, advising the Board of Directors in filling vacancies and, periodically, reviewing the composition and effectiveness of the Board of Directors, the contribution of individual directors and the remuneration paid to the directors.

Compensation of the Board

Currently three members of the Board of Directors are independent. Each of the independent members of the Board of Directors is paid such remuneration for their services as the Board of Directors may, from time to time, determine. Until otherwise determined, such compensation includes a retainer of $25,000 per year for each director, plus $1,000 per attended meeting of the Board of Directors and committees of the Board of Directors. Uranium Participation Corp. also reimburses the members of the Board of Directors for out-of-pocket expenses for attending such meetings, and all directors participate in the indemnification arrangements described under the Management Services Agreement.

Directors and Officers of the Manager

The following table sets out the names and the municipalities of residence of each of the directors and officers of the Manager for whom disclosure is not made elsewhere in this AIF, their respective positions and offices held with the Manager and their principal occupations as of the date hereof.

Name and Municipality of Residence	Position with the Manager	Principal Occupation
Ron F. Hochstein Coquitlam, British Columbia, Canada	Director, President	President and Chief Operating Officer of DMC
William M. Shaver Oakville, Ontario, Canada	Vice President	Executive Vice President, Mine Development and Canadian Operations of DMC

Management

The following is a brief description of the directors and officers of the Manager for whom disclosure is not made elsewhere in this AIF. Also included is a description of their positions held during the last five years.

Ron F. Hochstein
Mr. Hochstein P.Eng., was appointed President and Chief Operating Officer of the Manager on December 1, 2006. Mr. Hochstein was also appointed President and Chief Operating Officer of DMC on December 1, 2006. Prior to then, he served as President and Chief Executive Officer of International Uranium Corporation ("IUC"), as DMC was named prior to December 1, 2006. Mr. Hochstein has served as a director to DMC since April 2000. Mr. Hochstein joined IUC in October 1999 as Vice-President, Corporate Development and later served as Vice-President and Chief Operating Officer, prior to his appointment as President and Chief

Executive Officer in April 2000. Mr. Hochstein is a Professional Engineer and holds an MBA from the University of British Columbia and a B.Sc. from the University of Alberta. Mr. Hochstein is also a director of Atacama Minerals Corp. (TSX-V), Fortress Minerals Corp. (TSX-V), JNR Resources Inc. (TSX-V), Santoy Resources Ltd. (TSX-V).

William M. Shaver
Mr. Shaver was appointed Vice-President of the Manager on December 1, 2006. At the same time, Mr. Shaver was appointed as Executive Vice President, Mining and Canadian Operations of DMC. Prior to then, Mr. Shaver served as Executive Vice-President, Mining of the Manager commencing in September 2006. From 2004 until his appointment with the Manager, Mr. Shaver was President of Shaver Engineering Limited, and prior to that, Senior Vice-President of Dynatec Corporation from 1980 to 2004.

The IRC
The IRC consists of the qualified independent Board members. The members of the IRC are Paul J. Bennett, Garth A. C. MacRae and Richard H. McCoy. The mandate of the IRC provides that the IRC must provide a recommendation or approval of transactions in which there is a conflict of interest between the Corporation and the Manager, as contemplated by National Instrument 81-107, Independent Review Committee for Investment Funds of the Canadian Securities Administrators ("NI 81-107"). The IRC has prepared a report to shareholders for the year ended February 29, 2008 and will do so on at least an annual basis. Each report will be available on the Corporation's website at www.uraniumparticipation.com and will also available to shareholders at no cost by contacting the Corporation at blazare@denisonmines.com.

All fees and expenses for the IRC are paid by the Corporation. The fees paid by the Corporation to the IRC members for the year ended February 29, 2008 were $3,000. The IRC became fully operational on November 1, 2007. Since November 1, 2007, the IRC has dealt with three conflict matters relating to the purchase of uranium by the Corporation that would generate fees for the Manager.

CONFLICTS OF INTEREST

Principal Holders of Securities
To the knowledge of the directors and executive officers of the Corporation, as of the date of this AIF, save as noted below, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying more than 10 percent of the voting rights attached to any class of voting securities of the Corporation.

According to public filings, Wellington Management Company, LLP controls 7,504,900 common shares of the Corporation, representing approximately 10.3% of the outstanding common shares of the Corporation.

The Manager
The Manager does not have an ownership interest in the Corporation. All of the Corporation's Board members are independent of the Manager. As of the date hereof, the directors and officers of the Corporation in the aggregate own less than 1% of the outstanding capital of the Manager. As of the date hereof, the directors and officers of the Manager in the aggregate own less than 1% of the Common shares of the Corporation.

The Manager is a wholly-owned subsidiary of DMC, a public company which has uranium production in the United States and Canada, and uranium exploration and development in Canada, the United States, Mongolia and Zambia. DMC is involved in the exploration, development, production and marketing of uranium through its 100% ownership of the White Mesa mill in Utah and its 22.5% interest in the McClean Lake joint venture in northern Saskatchewan and a 30% ownership interest in McClean Uranium Limited, a company that markets a substantial portion of the McClean Lake uranium production. AREVA holds a 70% ownership interest in both the McClean Lake joint venture and McClean Uranium Limited.

The possible conflicts of interest between the Manager and Uranium Participation Corp. have been addressed as follows:

(i) limitations on the ability of the Manager to purchase uranium from or sell uranium to Related Parties (See "Business of Uranium Participation Corp. – Management of Uranium Participation Corp.");
(ii) the ability of the Manager to lend uranium is at the Board's discretion;
(iii) all board members are independent of the Manager;
(iv) restrictions on the business to be carried on by Uranium Participation Corp. (see "Business of Uranium Participation Corp."); and
(v) oversight by the IRC.

The Board
Mr. Kennedy, one of the Corporation's directors, is an officer and a director of Cormark. Cormark acted as lead underwriter on three public offerings which the Corporation completed since February 28, 2007, being those offerings described in the Corporation's prospectuses dated and filed on SEDAR (www.sedar.com) on April 2, 2007, October 11, 2007 and March 11, 2008. As such, the Corporation paid Cormark an aggregate of approximately $6,096,368 in consideration of the two offerings completed in the 2008 fiscal year and $2,991,150 on account of the offering completed after the end of the fiscal year.

The IRC
As at May 6, 2008, the percentage of common shares of the Corporation beneficially owned, directly or indirectly, in aggregate, by all members of the IRC did not exceed ten (10) percent of the outstanding common shares of the Corporation. As at May 6, 2008, the percentage of common shares of Denison Mines Corp. ("DMC"), parent company of the Manager, beneficially owned, directly or indirectly, in aggregate, by all members of the IRC was less than one (1) percent of the outstanding common shares of DMC. As at May 6, 2008, no member of the IRC beneficially owned, directly or indirectly, any interest in a third party service provider to the Corporation or the Manager.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Uranium Participation Corp. and the Manager have entered into the Management Services Agreement, pursuant to which the Manager administers the activities of Uranium Participation Corp. See "Business of Uranium Participation Corp. - Management of Uranium Participation Corp.".

During the year ended February 29, 2008, Uranium Participation Corp. has paid to the Manager the following amounts in accordance with the terms of the Management Services Agreement (in thousands of dollars):

Management Fees	$1,901
Equity Financing Fees	400
Commissions on purchase of uranium	2,246
Shareholder Information and other compliance	6
General office and miscellaneous	4
Interest and other debt related expenses	
Interest on loan payable	91
Standby fees on line of credit	4
TOTAL	$4,652

Reference is made to Note 5 of the Corporation's financial statements for the year ended February 29, 2008, a copy of which is available under the Corporation's profile on SEDAR at www.sedar.com.

In September 2006, Uranium Participation Corp. entered into a credit facility with the Manager. Interest under the credit facility was equal to the prime rate of interest offered by a Canadian chartered bank plus 1%. Standby fees also applied at the rate of 1% on the undrawn amount. The $11.6 million borrowed under the credit facility was repaid in April 2007.

In June 2007, the Corporation purchased 75,000 pounds of U_3O_8 from an affiliate of the Manager at price of US$130.00 per pound for a total consideration of US$9,750,000.

In March 2008, the Corporation paid the Manager equity financing fees of $200,000.

LEGAL PROCEEDINGS

Management of the Corporation is not aware of any litigation outstanding, threatened or pending as of the date hereof by or against Uranium Participation Corp. or relating to the business which would be material to the Corporation.

MATERIAL CONTRACTS

Reference is made to the material contracts which have been filed by Uranium Participation Corp. with the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com. Below are the particulars of each contract, other than those entered into in the ordinary course of business, that is material to Uranium Participation Corp. and that was entered into between March 2006 and February 29, 2008 or was entered into before those dates but is still in effect:

1. The Management Services Agreement. See "Business of Uranium Participation Corp. – Management of Uranium Participation Corp.".

2. The 2006 Warrant Indenture dated September 14, 2006 between Uranium Participation Corp. and Computershare Trust Company of Canada (the "2006 Warrant Agent"). Pursuant to the 2006 Warrant Indenture, the Corporation issued an aggregate of 2,840,911 2006 Warrants and appointed the 2006 Warrant Agent to administer the 2006 Warrants. The 2006 Warrant Indenture sets out the terms of the 2006 Warrants, the material terms of which are described herein under "Capital Structure - Common Share Purchase Warrants".

Copies of these agreements are available on the SEDAR website at www.sedar.com or may be inspected at the Corporation's registered office upon reasonable request.

REGISTRAR AND TRANSFER AGENT

Computershare Investor Services Inc. acts as the registrar and transfer agent for the Common shares and the 2006 Warrants. The address for Computershare Investor Services Inc. is 100 University Avenue, 9th Floor, Toronto, ON M5J 2Y1, Canada, and the phone number is 1-800-564-6253.

NAMES AND INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, Toronto, Ontario, the Corporation's external auditors, have prepared the audit report on the audited comparative consolidated financial statements of the Corporation as at and for the years ended February 28, 2007 and February 29, 2008. PricewaterhouseCoopers LLP have confirmed to the Corporation that they are independent in accordance with the independence rules of the Institute of Chartered Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information regarding the Corporation is available on the SEDAR website at www.sedar.com. Additional information concerning the Corporation is provided in the Corporation's Management Report on Fund Performance and Financial Statements for the year ended February 29, 2008. You may obtain a copy of these documents by calling 416-979-1991 or from your dealer or by e-mail at blazare@denisonmines.com.

The Corporation's Management Information Circular and such other information and documentation filed on SEDAR can be found at www.sedar.com or on the Corporation's website at www.uraniumparticipation.com. Copies of these documents may also be obtained by writing to:

Corporate Secretary
Uranium Participation Corporation
Atrium on Bay
Suite 402
595 Bay Street
Toronto, Ontario
M5G 2C2

Telephone: (416) 979-1991 Ext: 366
Facsimile: (416) 979-5893
Email: blazare@denisonmines.com

The Manager may be contacted at the following address:

Denison Mines Inc.
Atrium on Bay
Suite 402
595 Bay Street
Toronto, Ontario
M5G 2C2
www.denisonmines.com

Telephone: (416) 979-1991 Ext: 366
Facsimile: (416) 979-5893

Schedule A
Audit Committee Mandate

A. **Composition of the Committee**

(1) The Board shall appoint from among its members annually at the first meeting of the Board following the annual meeting of the shareholders a committee to be known as the Audit Committee (the "Committee") to be composed of three (3) directors or such other number not less than three (3) as the Board may from time to time determine.

(2) Any member of the Committee may be removed or replaced at any time by the Board. Any member of the Committee ceasing to be a director shall cease to be a member of the Committee. Subject to the foregoing, each member of the Committee shall hold office as such until the next annual appointment of members after his or her election. Any vacancy occurring in the Committee shall be filled at the next meeting of the Board.

(3) Each member of the Committee shall:

(a) be a member of the Board;

(b) not be an officer or employee of the Company or any of its affiliates;

(c) not be an officer or employee of the manager of the Company; and

(d) be an unrelated director as defined in the Toronto Stock Exchange (the "TSX") Corporate Governance Guidelines ("TSX Guidelines") as the same may be amended from time to time; and

(e) satisfy the independence requirements applicable to members of audit committees under each of Multilateral Instrument 52-110 – *Audit Committees* of the Canadian Securities Administrators ("MI 52-110") and any other applicable laws and regulations as the same may be amended from time to time.

(4) The Committee shall elect annually a chairperson from among its members.

B. **Purpose**

(1) The Committee's purpose is to assist the Board in its supervision of the management of the business and affairs of the Company through oversight of:

(a) the integrity of the Company's financial statements, Management's Reports of Fund Performance ("MRFP") and other financial reporting;

(b) the integrity of the Company's internal control and management information systems;

(c) the Company's compliance with all applicable laws, rules, regulations, policies and other requirements of governments, regulatory agencies and stock exchanges relating to financial disclosure;

(d) the auditor's qualifications and activities;

(e) communication among the auditor, management and the Board; and

(f) such other matters as are determined by the Board from time to time.

(2) In carrying out its oversight role, the Committee and the Board recognize that the Company's management is responsible for:

(a) implementing and maintaining internal controls and disclosure controls;

(b) the preparation, presentation and integrity of the Company's financial statements; and

(c) the appropriateness of the accounting principles and reporting policies that are used by the Company.

C. **Committee Resources**

(1) The Committee shall have direct channels of communication with the Company's auditor to discuss and review specific issues as appropriate.

(2) The Committee, or any member of the Committee with the approval of the Committee, may retain at the expense of the Company such independent legal, accounting (other than the auditor) or other advisors on such terms as the Committee may consider appropriate and shall not be required to obtain the approval of the Board in order to retain or compensate any such advisors.

(3) The Committee shall have unrestricted access to Company personnel and documents and shall be provided with the resources necessary to carry out its responsibilities.

D. **Committee Responsibilities**

(1) The responsibilities of the Committee shall be to:

(a) with respect to financial accounting matters:

(i) review with management and the external auditors the annual consolidated financial statements before making recommendations to the Board relating to approval of the statements;

(ii) review with management and the external auditors interim financial statements before making recommendations to the Board relating to approval of the statements;

(iii) review and discuss with management and the external auditors all public disclosure documents containing audited or unaudited financial information including: any Prospectus; the Annual Report; unaudited interim reports; quarterly portfolio disclosure, the Annual Information Form; Management Information Circular, MFRP, material change report and any press release announcing annual or interim financial results of operations. The review will be conducted to ensure that no statement is contained therein which is inconsistent with facts, estimates or judgments contained in the audited or unaudited financial statements;

(iv) satisfy itself that adequate procedures are in place for the review of the Company's disclosure of financial information extracted or derived from the Company's financial statements, other than the Company's financial statements, MFRP and earnings press releases, and shall periodically assess the adequacy of those procedures;

(v) prior to the completion of the annual audit, and at any other time deemed advisable by the Committee, review and discuss with management and the auditor the quality of the Company's accounting policies and financial statement presentation, including, without limitation, the following:

1. all critical accounting policies and practices to be used, including, without limitation, the reasons why certain estimates or policies are or are not considered critical and how current and anticipated future events may impact those determinations as well as an assessment of any proposed modifications by the auditors that were not made;

2. all alternative accounting treatments for policies and practices that have been discussed by management and the auditors; and

3. other material written communications between the auditor and management, including, without limitation, any management letter, schedule of unadjusted differences, the

management representation letter, report on internal controls, as well as the engagement letter and the independence letter;

(vi) review annually the accounting principles and practices followed by the Company and any changes in the same as they occur;

(vii) review new accounting principles of the Canadian Institute of Chartered Accountants which would have a significant impact on the Company's financial reporting as reported to the Committee by management;

(viii) review the status of material contingent liabilities as reported to the Committee by management;

(ix) review the status of income tax returns and potentially significant tax problems as reported to the Committee by management; and

(x) review any errors or omissions in the current or prior year's financial statements which appear material as reported to the Committee by management.

(b) with respect to the external auditors:

(i) be directly responsible for the appointment, retention, termination and oversight of the work of the auditor (including, without limitation, resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or services for the Company;

(ii) approve, prior to the auditor's audit, the auditor's audit plan (including, without limitation, staffing), the scope of the auditor's review and all related fees; and

(iii) satisfy itself as to the independence of the auditor. The Committee shall pre-approve any non-audit services (including, without limitation, fees therefor) provided to the Company or its subsidiaries by the auditor or any auditor of any such subsidiary and shall consider whether these services are compatible with the auditor's independence, including, without limitation, the nature and scope of the specific non-audit services to be performed and whether the audit process would require the auditor to review any advice rendered by the auditor in connection with the provision of non-audit services.

(c) with respect to internal controls:

(i) review with management and the external auditors the quality and adequacy of the Company's internal accounting, financial disclosure and operations controls, including policies, procedures and systems to assess, monitor and manage business risks. In addition, the Committee will evaluate the appropriateness and timeliness of the disposition of any recommendations for improvements in internal controls and procedures;

(ii) obtain external auditors reports on significant findings and recommendations, together with management's responses; and

(iii) discuss with management, policies regarding risk assessment and risk management. While it is the responsibility of management to assess and manage the Company's exposure to risk, the Committee will discuss and review guidelines and policies that govern the process. The discussion may include the Company's financial risk exposures and the steps that management has taken to monitor and control such exposures, recognizing that the Committee is not required to be the sole body responsible for risk assessment and management.

(d) with respect to general audit matters:

(i) inquire of management and the external auditors as to any activities that may or may not appear to be illegal or unethical;

(ii) review with management and the external auditors any material frauds reported to the Audit Committee;

(iii) review with the external auditors the adequacy of staffing for accounting and financial responsibilities; and

(iv) report and make recommendations to the Board as the Committee considers appropriate.

(2) In addition, the Board may refer to the Committee such matters and questions relating to the Company as the Board may from time to time see fit.

(3) Any member of the Committee may require the auditors to attend any or every meeting of the Committee.

E. **Meetings**

(1) The times of and the places where meetings of the Audit Committee shall be held and the calling of and procedure at such meetings shall be determined from time to time by the Committee, provided however that the Committee shall meet at least quarterly, and the Committee shall maintain minutes or other records of its meetings and activities. Notice of every such meeting to be given in writing not less than seven (7) days prior to the date fixed for the meeting, and shall be given to the auditors of the Company, that the auditors shall be entitled to attend and be heard thereat. Meetings shall be convened whenever requested by the auditors or any member of the Audit Committee in accordance with the *Ontario Business Corporations Act.*

(2) As part of each meeting of the Committee at which it recommends that the Board approve the financial statements of the Company, and at such other times as the Committee deems appropriate, the Committee shall meet separately with the auditor to discuss and review specific issues as appropriate.

(3) A majority of the Committee shall constitute a quorum.

F. **Evaluation of Mandate**

On at least an annual basis, the Committee shall review and assess the adequacy of this Mandate and recommend any proposed changes to the Board of Directors.

Uranium Participation Corporation

Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE AT APRIL 30, 2008

TORONTO, May 23, 2008 – Uranium Participation Corporation ("Uranium Corp") reports its net asset value at April 30, 2008 was CDN$609,303,000 or CDN$8.42 per share on a basic and fully diluted basis. As at April 30, 2008, Uranium Corp's investment portfolio consisted as follows:

(in thousands of Canadian dollars, except quantity amounts)	Quantity	Cost	Market Value
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	5,375,000 lbs	$ 260,255	$ 352,694
Uranium hexafluoride ("UF_6")	1,417,230 KgU	$ 256,767	$ 257,525
		$ 517,022	$ 610,219
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 48.42	$ 65.62[1]
- In United States dollars		$ 43.17	$ 65.00
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 181.18	$ 181.71[1]
- In United States dollars		$ 166.73	$ 180.00

[1] Converted at the April 30, 2008 exchange rate of $1.0095.

During April, Uranium Corp purchased 700,000 pounds U_3O_8 for US$50,400,000. Uranium Corp is also committed to purchase 75,000 KgU as UF_6 for US$14,600,000 with delivery anticipated in June 2008. This commitment will be funded from cash currently on hand.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company which invests substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium Participation Corporation

Atrium on Bay
595 Bay Street, Suite 402
Toronto, Ontario
M5G 2C2

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the "Meeting") of Uranium Participation Corporation ("Uranium Participation" or the "Corporation") will be held at The Gallery of the TSX Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on Monday, the 23rd day of June, 2008 at 10:30 a.m. (Eastern Time) for the following purposes:

(a) to receive the financial statements of Uranium Participation for the year ended February 29, 2008, together with the auditor's report thereon;

(b) to appoint auditors for the ensuing year and to authorize the directors to fix the remuneration of the auditors;

(c) to elect the directors for the ensuing year;

(d) to consider and, if deemed appropriate, to pass, with or without variation, a resolution amending the management services agreement, dated March 30, 2005, as amended and restated as of March 27, 2006 between the Corporation and Denison Mines Inc., to adjust the compensation payable by the Corporation thereunder, as more particularly described in the accompanying management proxy circular; and

(e) to transact such other business as may properly come before the Meeting.

The Management Proxy Circular and a copy of the 2008 Annual Report, which includes the Annual Management Report of Fund Performance and the audited financial statements for the year ended February 29, 2008, accompany this notice of Meeting.

If you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Canada, M5J 2Y1 so as to arrive no later than **10:30 a.m. (Eastern Time) on June 19, 2008**.

BY ORDER OF THE BOARD OF DIRECTORS

Brenda R. Lazare
Corporate Secretary

Toronto, Canada
May 20, 2008

Uranium Participation Corporation

Atrium on Bay
595 Bay Street, Suite 402
Toronto, Ontario
M5G 2C2
www.uraniumparticipation.com

MANAGEMENT PROXY CIRCULAR

(all information as at May 20, 2008 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This Management Proxy Circular (the "Circular") is furnished in connection with the solicitation of proxies being made by the management of Uranium Participation Corporation ("Uranium Participation" or the "Corporation") for use at the Annual and Special Meeting of the Corporation's shareholders (the "Meeting") to be held on Monday, the 23rd day of June, 2008 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Corporation.

All costs of this solicitation will be borne by the Corporation.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy (the "Proxy") are directors or officers of the Corporation. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR CORPORATION (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER'S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S OR CORPORATION'S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROXY.** No proxy, including the Proxy, will be valid for use at the Meeting, or any adjournment thereof, unless it is completed, dated and signed and delivered to Computershare Investor Services Inc. ("Computershare"), Toronto Office, Proxy Department, at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, **by 10:30 a.m. (Eastern Time) on June 19, 2008.** For general inquiries, shareholders may contact Computershare as follows:

By Phone:	1-800-564-6253
By Fax:	1-888-453-0330
By Email:	service@computershare.com

ADVICE TO NON-REGISTERED HOLDERS OF COMMON SHARES

These shareholder materials are being sent to both registered and non-registered owners of common shares in the capital stock of Uranium Participation. If you are a non-registered owner and Uranium Participation or its agent has sent these materials directly to you, then your name, address and information about your share holdings have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, Uranium Participation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

The information set forth in this section is of significant importance to many shareholders of the Corporation, as a substantial number of shareholders do not hold common shares in their own name. Shareholders who do not hold common shares in their own name, referred to in this Circular as non-registered holders, should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of common shares can be recognized and acted upon at the Meeting. However, in many cases, common shares beneficially owned by a non-registered holder are either:

(a) in the name of an intermediary that the non-registered holder deals with in respect of the common shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b) in the name of a depository (such as The Canadian Depository for Securities Limited or "CDS") of which the intermediary is a participant.

In accordance with Canadian securities laws, Uranium Participation has distributed copies of the notice of meeting, this Circular, the form of proxy and, where so requested or required, the 2008 Annual Report, which includes the Annual Management Report of Fund Performance and the audited financial statements for the year ended February 29, 2008, (collectively, the "meeting materials") to CDS and intermediaries for onward distribution to those non-registered holders to whom we have not sent the meeting materials directly.

In such cases, intermediaries are required to forward meeting materials to non-registered holders, unless a non-registered holder has waived the right to receive them. Very often, intermediaries will use a service corporation (such as Broadridge Investor Communications) to forward the meeting materials to non-registered holders.

Non-registered holders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit non-registered holders to direct the voting of the common shares that they beneficially own. Non-registered holders should follow the procedures set out below, depending on which type of form they receive.

A. Voting Instruction Form. In most cases, a non-registered holder will receive, as part of the meeting materials, a voting instruction form. If the non-registered holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the non-registered holder's behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a non-registered holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder's behalf), the non-registered holder must complete, sign and return the voting instruction form in accordance with the directions provided, and a form of proxy giving the right to attend and vote will be forwarded to the non-registered holder.

OR

B. Form of Proxy. Less frequently, a non-registered holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the intermediary (typically by facsimile, stamped signature) which is restricted as to the number of common shares beneficially owned by the non-registered holder, but which is otherwise uncompleted. If the non-registered holder does not wish to attend and vote at the Meeting in person (or to have another person attend and vote on the non-registered holder's behalf), the non-registered holder must complete the form of proxy and deposit it with Computershare as described above. If a non-registered holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder's behalf), the non-registered holder must strike out the names of the persons named in the proxy and insert the non-registered holder's (or such other person's) name in the blank space provided.

Non-registered holders should follow the instruction on the forms that they receive and contact their intermediaries promptly if they need assistance.

REVOCATION OF PROXIES

A registered shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Corporation, at the Atrium on Bay, Suite 402, 595 Bay St., Toronto, Ontario, Canada, M5G 2C2, **at any time up to and including the last business day preceding the day of the Meeting or any adjournment** of it or to the chair of the Meeting on the day of the Meeting or any adjournment of it. **Only registered shareholders have the right to revoke a Proxy. Non-registered holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective intermediaries to revoke the Proxy on their behalf.**

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the common shares represented thereby will be voted on any poll by the persons named in the Proxy and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the common shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such common shares will, on a poll, be voted in accordance with the notes to the Proxy. In particular, and without limiting the foregoing, a management nominee will vote any Proxy held by him or her in favour of any resolution in respect of which no choice has been specified in the Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxy holders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Management Proxy Circular, the management of the Corporation knows of no such amendment, variation or other matter that may be presented to the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director or executive officer of the Corporation at any time since the commencement of the Corporation's last financial year; (b) who is a proposed nominee for election as a director of the Corporation; or (c) who is an associate or affiliate of a person included in subparagraph (a) or (b).

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The common shares are the only shares issued by the Corporation. As at the date hereof, the Corporation has issued and outstanding 72,323,091 fully paid and non-assessable common shares without par value, each share carrying the right to one vote.

The record date for the determination of the shareholders entitled to receive notice of the Meeting is at the close of business on May 16, 2008. In accordance with the provisions of the *Business Corporations Act* (Ontario) (the "OBCA"), the Corporation will prepare a list of holders of common shares on such record date. Each holder of common shares named in the list will be entitled to vote the common shares shown opposite his, her or its name on the list at the Meeting except to the extent that (a) the holder has transferred any of his, her or its common shares after the record date, and (b) the transferee of such common shares produces properly endorsed share certificates or otherwise establishes that he, she or it owns such and demands, not later than ten days before the Meeting, that his, her or its name be included in the list before the Meeting, in which case the transferee is entitled to vote such common shares at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, as of May 20, 2008, the only person or company who beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying more than 10 percent of the voting rights attached to any class of voting securities of the Corporation is as follows:

Name	Number of Common Shares	Percentage of Outstanding Common Shares
Wellington Management Company, LLP	7,504,900[(1)]	10.4

Notes:
(1) This number was obtained from an early warning report filing on behalf of Wellington Management Company, LLP dated September 30, 2007 and has not been verified by the Corporation.

PARTICULARS OF MATTERS TO BE ACTED ON

To the knowledge of the Corporation, the only matters to be dealt with at the Meeting are (i) the election of directors of the Corporation; (ii) the appointment of auditors; (iii) the receipt of the audited financial statements of the Corporation for the year ended February 29, 2008 and the auditors report thereon; and (iv) consideration of the proposed resolution to amend the management services agreement with Denison Mines Inc. (the "Manager").

If any other matter properly comes before the Meeting it is the intention of the persons named in the Proxy to vote the common shares represented thereby in accordance with their best judgment on such matter.

ELECTION OF DIRECTORS

The articles of the Corporation provide that the board of directors (the "Board") consists of a minimum of one and a maximum of ten directors.

In accordance with a resolution passed by the directors of the Corporation on April 25, 2008, the number of directors to be elected at the Meeting is four. The persons named in the form of proxy intend to vote for the election of the following directors:

Paul J. Bennett
Jeff Kennedy
Garth A.C. MacRae
Richard H. McCoy

The term of office of each of the present directors expires at the Meeting. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Corporation or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the By-Laws of the Corporation or with the provisions of the OBCA.

The following table sets out the names of the nominees for election as directors, the province and country in which each is ordinarily resident, all offices of the Corporation now held by each of them, their principal occupations, the period of time for which each has been a director of the Corporation and the number of common shares of the Corporation beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name and Place of Residence	Principal Occupation	Ownership or Control Over Voting Shares Held	Warrants to Acquire Voting Shares	Date Served as a Director Since
Paul J. Bennett(1)(2)(3) Alberta, Canada	President and Chief Executive Officer of Energus Resources Ltd., an Alberta based oil and gas company and President and Chief Executive Officer of Rodinia Oil Corp.	1,640	–	June 2005

Name and Place of Residence	Principal Occupation	Ownership or Control Over Voting Shares Held	Warrants to Acquire Voting Shares	Date Served as a Director Since
Jeff Kennedy[(2)] Ontario, Canada	Chief Financial Officer and Director, Equity Capital Markets and a director of Cormark Securities Inc. ("Cormark") and its wholly-owned subsidiary, Cormark Securities (U.S.A.) Limited. Cormark is an independent investment dealer	–	–	March 2005
Garth MacRae[(1)(2)(3)(4)] Ontario, Canada	Independent Financial Consultant	12,500	–	April 2005
Richard H. McCoy[(1)(2)(3)(5)] Ontario, Canada	Retired; Formerly Vice-Chairman Investment Banking, TD Securities Inc.	11,000	1,250	March 2005

Notes:
(1) Member of the Audit Committee
(2) Member of the Corporate Governance and Nominating Committee
(3) Member of the Independent Review Committee
(4) Chair of the Audit Committee
(5) Chairman of the Board

APPOINTMENT AND REMUNERATION OF AUDITOR

The common shares represented by the proxies solicited in respect of the Meeting or any ballot that may be called for, unless authority to do so is withheld, will be voted for the appointment of the firm of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting, and to authorize the directors to fix the remuneration of the auditors. PricewaterhouseCoopers LLP have been the auditors of the Corporation since March 29, 2005.

AMENDMENT TO FEES UNDER THE MANAGEMENT SERVICES AGREEMENT

The Corporation and the Manager entered into the Management Services Agreement as of March 30, 2005. The Management Services Agreement was amended and restated effective March 27, 2006 (the "Management Services Agreement"). See below under "Management Contracts" for a full description.

Under the Management Services Agreement, the Manager receives certain fees for its services, including a commission of 1.5% of the gross value of any purchase or sale of uranium completed at the request of the Corporation's Board of Directors. However no provision has been made in the Management Services Agreement to compensate the Manager in the event of a transaction for the indirect sale of the uranium inventory, through a merger or the acquisition of shares of the Corporation. As in a direct sale, an indirect sale of uranium through a merger or other acquisition transaction involving the Corporation would require considerable work on the part of the Manager. The Board of Directors accordingly propose that the Manager should be paid for this service as if the sale of the uranium were direct. The Board is recommending amending the Management Services Agreement to provide a commission to the Manager of 1.5% of the value of the uranium held by the Corporation to the Manager in the event of an acquisition of the Corporation. After due consideration of the matter, the Board and the Independent Review Committee of the Board unanimously approved the presentation of the Amendment Resolution (as defined below) to the shareholders and recommend that shareholders vote IN FAVOUR of the Amendment Resolution.

Because the Manager has an interest in the Management Services Agreement and the Amendment Resolution, the directors and officers of the Manager who hold shares in the Corporation will not vote on the Amendment Resolution. The Corporation believes directors and officers of the Manager own less than 1% of the outstanding common shares as of the date hereof. The Manager does not own, directly or indirectly, any common shares.

All shareholders, other than shareholders who are also directors or officers of the Manager (the "Disinterested Shareholders") will be asked to consider and, if deemed appropriate, to pass a resolution, in the form set out below (the "Amendment Resolution"), subject to such amendments, variations or additions as may be approved at the Meeting, approving the proposed amendment to the Management Services Agreement.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the common shares represented by such form of proxy, properly executed, for the Amendment Resolution.

The text of the Amendment Resolution to be submitted to Disinterested Shareholders at the Meeting is as follows:

"BE IT RESOLVED THAT:

1. Section 4 of the Management Services Agreement be amended by adding the following paragraph at the end of the Section:

> *"a fee equal to 1.5% of the gross value of any U_3O_8 and UF_6 held by Uranium Participation Corporation as determined the month end immediately prior to the completion of any acquisition of at least ninety (90%) percent of the common shares of Uranium Participation Corporation by any person or company, or more than one if acting jointly, ("Acquisition") payable on the date of completion of the Acquisition.*
>
> *Provided that if the Manager is paid the fee set forth in this sub-paragraph as a result of an Acquisition, no further fees shall be payable by Uranium Participation Corporation to the Manager with respect to the sale of such quantity of U_3O_8 and UF_6 existing at the time of the Acquisition."*

2. The balance of the Management Services Agreement shall remain in full force and effect, unamended.

3. Any director or officer of the Corporation is authorized and directed to execute and deliver in the name of and on behalf of the Corporation and under its corporate seal or otherwise all such certificates, instruments, agreements, notices and other documents and to do such other acts and things as, in the opinion of such person, may be necessary or desirable in connection with the

amendment to the Management Services Agreement, with the performance of the Corporation of its obligations in connection therewith, and to give effect to the foregoing and facilitate the implementation of the foregoing resolution."

EXECUTIVE COMPENSATION

Remuneration of Officers

Under the terms of its Management Services Agreement, Uranium Participation has engaged the Manager to provide management services to the Corporation, which services include the provision of officers for the Corporation. The Management Services Agreement provides that any directors, officers or employees of the Manager who are also officers of Uranium Participation shall be paid by the Manager, and they shall not receive any remuneration from Uranium Participation. Accordingly, the four officers of the Corporation, including the President, the Chief Financial Officer, the Vice-President, Marketing and the Corporate Secretary, receive no compensation from Uranium Participation. See "Management Contracts".

A copy of the Management Services Agreement has been filed on the SEDAR website and is available at www.sedar.com or at www.uraniumparticipation.com.

Compensation of Directors

Currently three members of the Board are "independent" for the purposes of reviewing potential purchases or sales of uranium, if any, between the Manager and the Corporation or its affiliates. Each of the independent members of the Board is currently paid $25,000 per year, plus $1,000 per attended meeting of the Board and committees of the Board. The Corporation also reimburses the members of the Board for out-of-pocket expenses for attending such meetings.

During the fiscal year ended February 29, 2008, the following aggregate amounts were paid to each director:

Name	Cash Compensation Paid in Financial Year
Paul J. Bennett	$33,000
Jeff Kennedy[1]	—
Garth MacRae	$33,000
Richard H. McCoy	$33,000

Notes:

(1) Mr. Kennedy is an officer and director of Cormark. Cormark acted as lead underwriter on all six public offerings of the Corporation, including two public offerings in 2007 and one in March 2008. Accordingly, the Board has determined that Mr. Kennedy is not "independent" and therefore not entitled to compensation from the Corporation for serving as a director.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Corporation's most recently completed financial year, no informed person of the Corporation, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the

Corporation or any of its subsidiaries. An "informed person" means: (a) a director or executive officer of the Corporation; (b) a director or executive officer of a person or Corporation that is itself an informed person or subsidiary of the Corporation; (c) any person or Corporation who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or Corporation as underwriter in the course of a distribution; and (d) the Corporation itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its common shares.

Mr. Kennedy, one of the Corporation's directors, is an officer and a director of Cormark. Cormark acted as lead underwriter on three public offerings which the Corporation has completed since February 28, 2007, being those offerings described in the Corporation's prospectuses dated and filed on SEDAR (www.sedar.com) on April 2, 2007, October 11, 2007 and March 11, 2008. As such, the Corporation paid Cormark an aggregate of approximately $6,096,368 in consideration of the offerings completed in the 2008 fiscal year and $2,991,150 on account of the offering completed after the end of the fiscal year.

MANAGEMENT CONTRACTS

In March 2005, the Manager entered into the Management Services Agreement with the Corporation. The Management Services Agreement was amended and restated as of March 27, 2006. The Manager's head office is Atrium on Bay, 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2. By way of a plan of arrangement completed between the Manager and International Uranium Corporation on December 1, 2006, the Manager became a wholly-owned subsidiary of Denison Mines Corp.

The Management Services Agreement has an initial term of five years, commencing March 30, 2005, and will continue in force by mutual agreement thereafter unless terminated by either party upon 180 days' previous written notice. Uranium Participation has the right to terminate the Management Services Agreement for an unremedied breach by the Manager of any of its material obligations under the Management Services Agreement or otherwise in accordance with its terms. In 2006, the Corporation's shareholders approved amendments to the Corporation's by-laws and the Management Services Agreement, allowing it to invest in UF_6 in addition to U_3O_8 and permitting the Corporation to enter into lending arrangements with its uranium. Certain provisions in the agreement relating to the Manager's compensation were also amended to align the contract with these changes. A copy of these agreements is filed under the Corporation's profile on the SEDAR website and is available at www.sedar.com or at www.uraniumparticipation.com.

Pursuant to the Management Services Agreement, the Manager is required to manage Uranium Participation's activities in accordance with reasonable and prudent business practices and may delegate, with the approval of the Board and at its own cost, any of its duties or obligations under the Management Services Agreement to any third party. All purchases and sales of uranium are made by the Manager on behalf of Uranium Participation in accordance with the Management Services Agreement. The Manager is obligated to use commercially reasonable efforts to purchase and sell the uranium at the best prices available to it over a prudent period of time.

All purchases and sales of uranium are and will continue to be completed by the Manager in accordance with standard industry practices for and on behalf of Uranium Participation. When the Board instructs the Manager to purchase or sell uranium the Manager may put out a tender for an offer to purchase uranium or an offer to sell uranium, whichever the case may be. Consistent with industry practice, such tender will stipulate the quantity to be purchased or sold, delivery particulars and payment particulars, but not price. The Manager may also negotiate directly with potential suppliers (off-market transactions) for the purchase or sale of uranium.

Any lending arrangements for uranium are to be completed by the Manager in accordance with standard industry practices for and on behalf of Uranium Participation. When the Board instructs the Manager to lend uranium, any such loan must stipulate the quantity, interest rate, duration, security, covenants and such other provisions as appropriate. The Corporation entered into an agreement effective January 1, 2007 to lend 500,000 KgU as UF_6 for a period of three years at a loan rate of 5% per annum based upon the value of the material loaned adjusted quarterly. Security for the loan is an irrevocable letter of credit from a major financial institution.

In addition to its responsibilities for purchasing or selling uranium for and on behalf of the Corporation and lending the same from time to time as directed, the Manager is required to arrange for storage of the uranium at licensed facilities (the "Facilities"), arrange insurance coverage, prepare regulatory filing materials, reports for shareholders, furnish office facilities, provide officers for Uranium Participation and generally manage the business and affairs of the Corporation.

In consideration of the Manager carrying out its duties and obligations under the terms of the Management Services Agreement, the Corporation will pay the following fees to the Manager:

(a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board; and

(b) $400,000 per annum, plus:

(i) a fee equal to 0.3% per annum of Uranium Participation's total assets in excess of $100 million and up to $200 million; and

(ii) a fee equal to 0.2% per annum of Uranium Participation's assets for any excess over $200 million of total assets;

(c) a fee of $200,000 upon the completion of each equity financing where the proceeds payable to Uranium Participation exceed $20 million;

(d) a fee of $200,000 for each transaction or arrangement (other than the acquisition or sale of uranium) of business where the gross value of such transaction exceeds $20 million (an "Initiative"); and

(e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going monitoring or work associated with an Initiative, provided that in exercising its discretion the Board shall consider, among factors, the effort expended by the Manager and the value derived by the Corporation from such Initiative.

Uranium Participation paid an aggregate of $4.7 million ($2.2 million in commissions for purchases of uranium and $2.5 million in fee income) to the Manager in the fiscal year ended February 29, 2008.

In September 2006, Uranium Participation entered into a $15,000,000 line of credit agreement with the Manager in order to ensure adequate cash on hand to meet its purchase commitments. The line of credit was fully secured by the uranium investments of the Corporation and interest under the credit facility was based on Canadian bank prime plus 1%. Standby fees applied at a rate of 1% of the committed facility amount. Uranium Participation had drawn $11,600,000 under the facility. On April 10, 2007, the Corporation repaid all amounts under the facility and the facility was terminated.

The following table sets out the names and the provinces and countries of residence of each of the informed persons of the Manager and their respective positions and offices held with the Manager.

Name and Province and Country of Residence	Position with the Manager
James R. Anderson Ontario, Canada	Chief Financial Officer
Donald C. Campbell Ontario, Canada	Vice President, Commercial
E. Peter Farmer Ontario, Canada	Director and Chief Executive Officer
Ron F. Hochstein British Columbia, Canada	Director, President
Brenda Lazare Ontario, Canada	Corporate Secretary
William M. Shaver Ontario, Canada	Vice President

The Management Services Agreement provides that any directors, officers or employees of the Manager who are also officers of Uranium Participation shall be paid by the Manager for serving in such capacity, and they shall not receive any remuneration from Uranium Participation for the same.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the common shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the SEDAR website at www.sedar.com. Financial information related to the Corporation is contained in the Corporation's 2008 Annual Report, including the 2008 Annual Management Report of Fund Performance and the audited financial statements for the year ended February 29, 2008.

Copies of the Corporation's 2008 Annual Management Report of Fund Performance, containing the Corporation's consolidated financial statements for its financial year ended February 29, 2008, and the Corporation's Annual Information Form dated May 6, 2008 may be obtained by writing to the Corporate Secretary of the Corporation at Atrium on Bay, 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2 or may be accessed on the Corporation's website at www.uraniumparticipation.com or the SEDAR website at www.sedar.com.

BOARD APPROVAL

The contents and the sending of this circular have been approved by the Directors of the Corporation.

DATED as of the 20th day of May, 2008

Brenda R. Lazare

Brenda R. Lazare
Corporate Secretary

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual and Special Meeting to be held on June 23, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:30 am, Eastern Time, on June 19, 2008.

END

Appointment of Proxyholder

I/We, being holder(s) of Uranium Participation Corporation hereby appoint: E. PETER FARMER OF TORONTO or failing this person, BRENDA R. LAZARE OF TORONTO

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein:

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Uranium Participation Corporation to be held at the TSX Broadcast Centre on June 23, 2008 at 10:30 a.m. and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. **Election of Directors-** Management recommends that you vote **FOR** all of the following nominees:

	For	Withhold
01. Paul J. Bennett	☐	☐
02. Jeff Kennedy	☐	☐
03. Garth A.C. MacRae	☐	☐
04. Richard H. McCoy	☐	☐

	For	Withhold
2. **Appointment of Auditors** Appointment of PricewaterhouseCoopers LLP as auditors and to authorize the Directors to fix the remuneration of the auditors.	☐	☐

	For	Against
3. **Amendment to Fees Under the Management Services Agreement** The Board of the Directors and Management recommend voting **FOR** the Amendment Resolution approving the amendment to the Management Services Agreement as described in the accompanying Management Proxy Circular.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

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END

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